As filed with the Securities and Exchange Commission on August 1, 2014.

Registration No. 333-197085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Univar Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	5169	26-1251958
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3075 Highland Parkway, Suite 200

Downers Grove, IL 60515

331-777-6000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Stephen N. Landsman, Esq.

Executive Vice President and General Counsel

3075 Highland Parkway, Suite 200

Downers Grove, IL 60515

331-777-6000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Steven J. Slutzky, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Kirk A. Davenport II, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated August 1, 2014.

                Shares

Univar Inc.

Common Stock

This is an initial public offering of shares of common stock of Univar Inc.

Univar Inc. is offering                 shares of its common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our shares of common stock on the New York Stock Exchange under the symbol “UNVR”.

See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than                 shares of our common stock, the underwriters have the option to purchase up to an additional                 shares of our common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2014.

Deutsche Bank Securities	Goldman, Sachs & Co.	BofA Merrill Lynch

Barclays	Credit Suisse	J.P. Morgan	Jefferies	Morgan Stanley

Prospectus dated                 , 2014.

We and the underwriters have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

Through and including                 , 2014, the 25th day after the date of this prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This prospectus contains forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “should,” “could,” “seeks,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industries in which we operate and including, without limitation, statements relating to our estimated or anticipated financial performance or results.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results to differ materially from those contained in or implied by the forward-looking statements, including those reflected in forward-looking statements relating to our operations and business and the risks and uncertainties discussed in “Risk Factors.” Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:

•	general economic conditions, particularly fluctuations in industrial production;

•	disruption in the supply of chemicals we distribute or our customers’ operations;

•	termination of contracts or relationships by customers or producers on short notice;

•	the price and availability of chemicals, or a decline in the demand for chemicals;

•	our ability to pass through cost increases to our customers;

•	our ability to execute strategic investments, including pursuing acquisitions and/or dispositions, and successfully integrating and operating acquired companies;

•	challenges associated with international operations, including securing producers and personnel, compliance with foreign laws and changes in economic or political conditions;

•	our ability to effectively implement our strategies or achieve our business goals;

•	exposure to interest rate and currency fluctuations;

•	competitive pressures in the chemical distribution industry;

•	our ability to implement and efficiently operate the systems needed to manage our operations;

•	increases in transportation costs and changes in our relationship with third party carriers;

•	the risks associated with hazardous materials and related activities;

•	accidents, safety failures, environmental damage, product quality issues, major or systemic delivery failures involving our distribution network or the products we carry or adverse health effects or other harm related to the materials we blend, manage, handle, store, sell or transport;

•	evolving laws and regulations relating to hydraulic fracturing;

•	losses due to potential product liability claims and recalls and asbestos claims;

•	compliance with extensive environmental, health and safety laws, including laws relating to the investigation and remediation of contamination, that could require material expenditures or changes in our operations;

•	general regulatory and tax requirements;

•	operational risks for which we may not be adequately insured;

•	ongoing litigation and other legal and regulatory actions and risks;

•	potential impairment of goodwill;

•	inability to generate sufficient working capital;

•	loss of key personnel;

•	labor disruptions and other costs associated with the unionized portion of our workforce;

•	negative developments affecting our pension plans;

•	inability to carry forward the tax benefits of net operating losses, or NOLs;

•	consolidation of our competitors; and

•	our substantial indebtedness and the restrictions imposed by our debt instruments and indenture.

You should read this prospectus, including the uncertainties and factors discussed under “Risk Factors” completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise and changes in future operating results over time or otherwise.

Comparisons of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

MARKET AND INDUSTRY DATA

All statements made in this prospectus regarding our position in the markets in which we operate, including market data, certain economics data and forecasts, were based upon publicly available information, surveys or studies conducted by third parties and other industry or general publications and our own estimates based on our management’s knowledge and experience in the chemical distribution industry and end markets in which we operate. Unless otherwise indicated or unless the context so requires, all information on the markets in which we operate, including market data, certain economics data and forecasts, were based upon the report titled “Specialty Chemical Distribution—Market Update” published by The Boston Consulting Group, or BCG, in April, 2014. Although we believe the information is accurate, we have not independently verified market and industry data from third party sources. This information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in surveys of market size.

TRADEMARKS, SERVICE MARKS AND BRAND NAMES

We use various trademarks, service marks and brand names, such as Univar, ChemPoint.com, Chemcare, Magnablend and the Univar logo that we deem particularly important to the advertising activities and operation of our business, and some of these marks are registered in the United States and, in some cases, other jurisdictions. This prospectus also refers to the trademarks, service marks and brand names of other companies. All trademarks, service marks and brand names cited in this prospectus are the property of their respective holders.

SUPPLEMENTAL INFORMATION

Unless the context otherwise indicates or requires, as used in this prospectus, (i) the terms “we,” “our,” “us,” “Univar” and the “Company,” refer to Univar Inc. and its consolidated subsidiaries, and (ii) the term “issuer” refers to Univar Inc. exclusive of its subsidiaries.

Our fiscal year ends on December 31, and references to “fiscal” when used in reference to any twelve month period ended December 31, refer to our fiscal years ended December 31.

The term “GAAP” refers to accounting principles generally accepted in the United States of America.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in shares of our common stock. You should read carefully this entire prospectus before making an investment decision.

Our Company

We are a leading global chemical distributor and provider of innovative value-added services. For the fiscal year ended December 31, 2013, we held the #1 market position in North America and the #2 market position in Europe. We source chemicals from over 8,800 producers worldwide and provide a comprehensive array of products and services to over 133,000 customer locations in over 150 countries. Our scale and broad geographic reach, combined with our deep product knowledge, end market expertise and our differentiated value-added services, provide us with a distinct competitive advantage and enable us to offer customers a “one-stop shop” for their chemical needs. As a result, we believe we are strategically positioned for growth and to increase our market share.

The global chemical distribution industry is large, fragmented and growing, as producers and customers increasingly realize the benefits of outsourcing. Chemical producers rely on us to improve their market access and geographic reach and to reduce complexity and costs within their organizations by outsourcing not only the distribution of their products but also many of the services that their customers require. Customers who purchase products and services from us benefit from a lower total cost of ownership, as they are able to simplify the chemical sourcing process and outsource a variety of functions such as packaging, inventory management, mixing, blending and formulating.

Since hiring our President and CEO, Erik Fyrwald, in May 2012, we have implemented a series of transformational initiatives to drive growth and operating performance. These initiatives include:

•	focusing increased efforts on strengthening our market, technical and product expertise in attractive, high-growth industry sectors, including oil and gas, water treatment and agricultural sciences, among others;

•	increasing and enhancing our value-added services, which have higher margins and are growing at a faster rate than chemical product sales;

•	undertaking a series of measures to drive operational excellence, such as enhancing our supply chain and logistical expertise and enhancing our working capital efficiency;

•	pursuing commercial excellence programs, including significantly increasing our global sales force and establishing a performance driven sales culture; and

•	continuing to improve upon our distribution industry leadership in safety performance, an increasingly important consideration for producers and our customers when choosing a chemical distributor.

These initiatives have contributed to increases in Adjusted EBITDA of 23.0% and 14.3% year-over-year for the three-month periods ending December 31, 2013 and March 31, 2014, respectively, and we believe we are well-positioned to continue to capture market share while growing Adjusted EBITDA. In the twelve months ended March 31, 2014, we generated $10.4 billion in net sales and $616.4 million in Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income (loss), see “—Summary Consolidated Financial and Operating Data.”

While we to seek to grow volumes across our business, our enhanced focus on end markets and regions with the most attractive growth prospects is a key element of our strategy, as demand within the majority of these end markets and regions is growing faster than overall global chemical distribution demand. We believe, based on management’s knowledge of the industry, that we are the #1 chemical distributor to the North American oil and gas industry and serve the leading oilfield service providers. We serve all of the premier U.S. oil and gas plays including Bakken, Eagle Ford and Marcellus, as well as the Canadian oil sands. Based on industry data, we believe the global shale gas market will grow at a 7.9% compound annual growth rate, or CAGR, between 2013 and 2019. We intend to grow our oil and gas businesses in North America and internationally by increasing our oil and gas customer base and leveraging our existing relationships with our largest oil and gas customers, including the top three oil and gas service companies, to access other high-growth energy regions such as the Middle East and Mexico.

We have also improved our position in water treatment products and services in multiple end markets, including food ingredients and chemical manufacturing, by hiring highly experienced personnel with strong producer and customer relationships and expanding our product knowledge and service offerings. Our water treatment sales in 2013 represented over 5% of total sales and we believe that we are well positioned to capitalize on the expected 4% CAGR in global water consumption from 2013 to 2018. In addition, we continue to expand our presence within high-growth emerging markets such as China, Mexico and Brazil, as overall chemical consumption growth within these regions is expected to exceed global growth rate levels.

The following charts illustrate the geographical and end market diversity of our 2013 net sales:

2013 Net Sales by Region	2013 Net Sales by End Market

We maintain strong, long-term relationships with both producers and our customers, many of which span multiple decades. We source materials from thousands of producers worldwide, including global leaders such as Dow Chemical Company, ExxonMobil, Eastman Chemical Company, LyondellBasell, Dow Corning, BASF and Formosa Chemicals. Our 10 largest producers accounted for approximately 37% of our total chemical expenditures in 2013. Similarly, we sell products to thousands of customers globally, ranging from small and medium-sized businesses to large industrial customers, including Akzo Nobel, Dow Chemical Company, Henkel, Ecolab, PPG, Valero Energy, FMC Corporation, Georgia-Pacific and Kellogg Company. Our top ten customers accounted for approximately 12% of our consolidated net sales for the year ended December 31, 2013.

Our Segments

Our business is organized and managed in four geographical segments: Univar USA, or USA, Univar Canada, or Canada, Univar Europe and the Middle East and Africa, or EMEA, and Rest of the World, or Rest of

World, which includes developing markets in Latin America, including Brazil and Mexico, and the Asia-Pacific region. The following table presents key operating metrics for each of these segments:

	USA		Canada	EMEA	Rest of World
2013 net sales(a)	$5,964 million		$1,559 million	$2,327 million	$475 million

2013 Adjusted EBITDA(b)	$434 million		$106 million	$53 million	$15 million

% margin(c)	7.3%		6.8%	2.3%	3.2%

Est. addressable market size	$34 billion		$5 billion	$78 billion	$106 billion

Est. market share(d)	17.5%		31.2%	3.0%	Various(e)

Est. market position	#1(f)		#1(f)	#2	Various(e)

Top 3 as % of total market		39.8(g)		12.1%	<10%(e)

Historical market growth (2008 – 2013)		2.6%(g)		4.7%	12.7%

Market growth outlook (2013 – 2018)		4.9%(g)		4.4%	6.7%

Network	430 distribution facilities 2,380 tractors, tankers, and trailers 100 rail / barge terminals 7 deep sea terminals		145 distribution facilities 66 tractors, tankers, and trailers 13 rail / barge terminals 2 deep sea terminals	172 distribution facilities 378 tractors, tankers, and trailers 10 rail/barge terminals 11 deep sea terminals	43 distribution facilities 7 tractors, tankers and trailers 1 rail/barge terminal

(a)	Amounts represent external sales, which exclude inter-segment sales.
(b)	For a reconciliation of Adjusted EBTIDA to net income (loss), see “—Summary Consolidated Financial and Operating Data.”
(c)	Percent margin is calculated as 2013 Adjusted EBITDA divided by 2013 net sales.
(d)	Estimated market share is calculated as 2013 net sales divided by estimated addressable market size.
(e)	Majority of emerging markets are highly fragmented with the top three producers accounting for less than 10% of total market.
(f)	We are #1 in North America according to BCG. We believe that we are #1 in each of the United States and Canada.
(g)	Metric represents figure for North America.

Industry Overview

The global chemical industry represents over $3.4 trillion in annual consumption. The industry is highly fragmented, with more than 100,000 producers supplying chemicals utilized in manufacturing a broad array of products in a diverse range of end markets. In order to supply the diversity of chemicals required in manufacturing chemical products, producers typically utilize a combination of direct sales and outsourced distribution, depending on the properties of their products and their customers’ requirements. The addressable market for chemical distributors, which excludes chemicals delivered through pipelines, is estimated to be $2.3 trillion, of which $223 billion, or 9.7%, is funneled through approximately 10,000 third-party chemical distributors. Between 2008 and 2013, overall chemical consumption grew at a 4.4% CAGR. As a result of the increased use of chemical distributors, which grew from 9.1% of the addressable chemical distribution market in 2008 to 9.7% in 2013, the amount of chemicals funneled through distributors grew at a 6.5% CAGR. As this trend continues, the global chemical distribution market is expected to expand at a 5.6% CAGR through 2018, which we expect will continue to outpace overall growth in the chemical industry.

The chemical distribution industry is characterized by high barriers to entry, including significant capital investments required for transportation and storage infrastructure, an increasingly complex regulatory, environmental and safety landscape and the need for specialized institutional product knowledge and market intelligence that require significant time and effort to cultivate. Additionally, scale provides significant advantages in the chemical distribution industry due to purchasing power derived from volume based discounts available to large distributors and the fact that most chemical producers and customers are seeking to streamline their supply chain and prefer established chemical distributors with the most comprehensive product and service offerings and broadest geographic reach.

Our Competitive Strengths

We believe that we benefit significantly from the following competitive strengths:

Leading global market position in a highly attractive, growing industry

We are well positioned to benefit from the anticipated growth of the chemical distribution market due to our scale, geographic reach, broad product offerings, product knowledge and market expertise, as well as our differentiated value-added service offerings. With a #1 market position in both the United States and Canada and a #2 market position in Europe, we are one of the world’s leading chemical distribution companies. We continue to focus on increasing our market share through organic growth, marketing alliances and strategic acquisitions in both established markets, such as the United States, which is experiencing a resurgence in chemical manufacturing, and high-growth emerging markets, such as the Asia-Pacific region, Latin America and the Middle East. We are also well positioned in attractive and high-growth end markets, including oil and gas, water treatment, agricultural sciences, food ingredients, cleaning and sanitization, pharmaceutical ingredients and personal care.

Global sourcing and distribution network producing operational and scale efficiencies

With one of the most extensive chemical distribution networks in the world, we service an international customer base in both established and emerging markets, as well as in difficult-to-access areas such as wellsites in key oil and gas basins and the oil sands region of Northern Canada. Our purchasing power and global procurement relationships provide us with significant competitive advantages over local and regional competitors due to volume-based discounts we receive as well as our enhanced ability to manage our inventory and working capital.

Long-standing, strong relationships with a broad set of producers and customers

We believe that our scale, geographic reach, diversified distribution channels, broad product and value-added services offerings, as well as our deep technical expertise and knowledgeable sales force, have enabled us to develop strong, long-term relationships, often spanning several decades, with both producers and customers. We source chemicals from more than 8,800 producers, many of which are the premier global chemical producers, including Dow Chemical Company, ExxonMobil, Eastman Chemical Company, LyondellBasell, Dow Corning, BASF and Formosa Chemicals. We distribute products to over 133,000 customer locations, from small and medium-sized businesses to global industrial customers, including Akzo Nobel, Dow Chemical Company, Henkel, Ecolab, PPG, Valero Energy, FMC Corporation, Georgia-Pacific and Kellogg Company, across a diverse range of high-value and high-growth end markets.

Broad value-added service offerings driving customer loyalty

To complement our extensive product portfolio, we offer a broad range of value-added services, such as specialty product blending (Magnablend), automated tank monitoring and refill of less than truckload quantities (MiniBulk), chemical waste management (ChemCare) and digitally enabled marketing and sales (ChemPoint.com). Our deep technical expertise, combined with our knowledgeable sales force, allows us to provide tailored solutions to our customers’ specific needs. These value-added services have higher margins and are growing at a faster rate than our chemical product sales.

Strategically positioned assets and sales force focused on high-growth end markets, such as the oil and gas and water industries.

We have successfully focused our sales organization and operating assets to target high-growth end markets, including the oil and gas and water industries. Our assets are strategically configured in and around the most prominent natural gas and crude oil producing plays in North America, including Bakken, Eagle Ford, Marcellus and the Canadian oil sands. We believe we are the only chemical distributor capable of cost-effectively delivering a complete portfolio of specialty and commodity chemicals to all of the major U.S. shale basins as well as the Canadian oil sands. In addition, the resurgence of industrial water treatment requirements in the oil and gas, mining and power generation industries, combined with increased demand for drinking and waste water treatment, has driven an increase in demand for the water treatment chemicals we distribute. We believe our technical expertise and the value-added services we provide to municipalities and industrial users will continue to deliver market share gains in our water vertical.

Resilient business platform with significant growth potential

We believe that the combination of our large geographic footprint, end market diversity, fragmented producer and customer base and broad product offerings provides us with a resilient business platform that enhances our flexibility and ability to take advantage of growth opportunities. We buy thousands of different chemical products in bulk quantities, process them, repack them in quantities that are matched to the needs of our customers, sell them and deliver them to customer locations in over 150 countries. In addition to our vast geographic reach, we serve a wide range of end markets with over 30,000 products and have no major exposure to any single end market or customer. We believe that the combination of our disciplined approach to cost control, our active asset management strategy and our low capital expenditure requirements has resulted in a strong business platform that is well positioned for growth and adaptable to changing industry dynamics.

Experienced and proven management team

Our management team is led by our Chief Executive Officer, Erik Fyrwald, formerly the President and Chief Executive Officer of Nalco Holding Company and President of Ecolab, Inc., who has over 30 years of experience in the chemical and distribution industries. Since mid-2012, our senior management team has implemented an enhanced business strategy and successfully transformed our pricing structure, sales force, capital efficiency and acquisition and integration strategy.

Our Growth Strategy

The key elements of our growth strategy are to:

Leverage our market leading position to grow organically in existing and new geographies and end markets

We seek to build upon our position as a global market leader by leveraging our scale and global network to capitalize on market opportunities as major chemical producers outsource an increasing portion of their distribution operations and rationalize their distributor relationships. Because many producers and our customers look for distributors with specialized industry or product knowledge, we will continue to develop our technical and industry-specific expertise to become the preferred distributor for an even broader range of chemical producers and customers in existing and new markets.

Focus on continued development of innovative value-added services

We are focused on developing and offering a range of value-added services that provide efficiency gains for producers and lower the total cost of ownership for our customers. We will also continue to partner with customers to develop tailored solutions to meet their specific requirements. Our high-growth and value-added service offerings, including Magnablend, MiniBulk, ChemCare and ChemPoint.com, are key differentiators for us relative to our competitors and also enhance our profitability and growth prospects.

Pursue commercial excellence initiatives

We intend to continue to identify areas where we can improve our sales strategy to drive growth. We are currently focused on implementing a number of key commercial excellence programs which include strengthening our sales planning and execution process by investing in and developing our sales force talent, product knowledge and end market expertise, as well as focusing our sales force on high-growth, high-value end markets. We are also expanding our utilization of proprietary intelligent mobile sales force tools which provide market and customer insights and pricing analytics, to drive improved productivity and profitability for producers and us.

Continue to implement additional productivity improvements and operational excellence initiatives

We are committed to continued operational excellence and have implemented several initiatives to further improve operating performance and margins. We are focused on improving our procurement organization through the implementation of robust inventory planning and stocking systems, and we are in the process of centralizing and consolidating our indirect-spend, including third party transportation, in an effort to reduce costs and improve the reliability and level of service we offer customers. In EMEA, we are undertaking a commercial realignment of our business, from a country-based structure to a pan-European platform, with increased focus on key growth markets, local knowledge and local profitability.

Undertake selective acquisitions and ventures

We will continue to evaluate selective acquisitions and ventures in both developed and emerging markets to complement our organic growth initiatives. We seek acquisition opportunities to increase our market share in key regions and end markets, in addition to expanding our product portfolio and our value-added services capabilities.

Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy, and you should carefully consider all of the information set forth in this prospectus in deciding whether to invest in shares of our common stock. These risks are discussed more fully under the caption “Risk Factors” and include, but are not limited to, the following:

•	potential disruption in the supply of chemicals we distribute or in the operations of our customers, which could negatively impact our relationships with producers and our customers and diminish our ability to grow organically in our end markets;

•	our inability to manage our international operations effectively, including managing the risks related to international activities and foreign currency exchange rates, which could undermine the strategic positioning of our assets and our strategy of growing in existing and new geographies;

•	accidents, safety failures, environmental damage, product quality issues, major or systemic delivery failures or adverse health effects or other harm related to the hazardous materials we blend, manage, store, sell, transport or dispose of, which could negatively impact the appeal of our value-added services and our ability to continue to develop our value-added services;

•	compliance with and changes to environmental, health and safety laws, including laws relating to the investigation and remediation of contamination;

•	negative developments affecting our pension plans;

•	despite our leading global market position, we have incurred net losses for each of the past five fiscal years, which could negatively impact our ability to pursue commercial excellence initiatives and to implement productivity improvements and operational excellence initiatives;

•	as of June 30, 2014, on a pro forma basis, after giving effect to this offering and the application of proceeds as described under “Use of Proceeds,” we would have had $ of total indebtedness outstanding, which carries a significant interest payment burden and could negatively impact our ability to undertake selective acquisitions and ventures;

•	inability to carry forward the tax benefits of our historical NOLs, which could exacerbate the impact of our recent net losses; and

•	litigation and other proceedings, including those related to asbestos.

Ownership

Because of our ownership structure, we expect to be a “controlled company” for the purposes of the New York Stock Exchange, or the NYSE, upon the consummation of this offering.

Clayton, Dubilier & Rice, LLC

Founded in 1978, Clayton, Dubilier & Rice, LLC, or CD&R, is a private equity firm composed of a combination of financial and operating executives pursuing an investment strategy predicated on building stronger, more profitable businesses. Since inception, CD&R has managed the investment of more than $19 billion in 59 businesses with an aggregate transaction value of more than $90 billion. CD&R has a disciplined and clearly defined investment strategy with a special focus on multi-location services and distribution businesses. CD&R has a long history of investing in market-leading distribution businesses, including VWR International, a leading global distributor of laboratory supplies, US Foods, the second largest broadline foodservice distributor in the United States, Rexel, the leading distributor worldwide of electrical supplies, Diversey, a leading global manufacturer and distributor of commercial cleaning, sanitation and hygiene solutions, HD Supply, one of the largest industrial distributors in North America, and AssuraMed, a specialty retailer and distributor of medical supplies.

CVC Capital Partners Advisory (U.S.), Inc.

Founded in 1981, CVC Capital Partners Advisory (U.S.), Inc., or CVC, is one of the world’s leading private equity and investment advisory firms. CVC is a private equity and investment advisory firm with approximately $50 billion of capital under management and a network of 21 offices throughout Europe, Asia and the United States. Since its founding in 1981, CVC has completed over 300 investments in a wide range of industries and countries. CVC’s current investments in the U.S. include Univar, Pilot Flying J, BJ’s Wholesale Club, Leslie’s Poolmart, AlixPartners and Cunningham Lindsey.

Corporate Information

Univar Inc. is a Delaware corporation. Our principal executive offices are located at 3075 Highland Parkway, Suite 200, Downers Grove, IL 60515 and our telephone number at that address is (331) 777-6000. Our website is www.univar.com. Information on, and which can be accessed through, our website is not incorporated in this prospectus.

THE OFFERING

Issuer	Univar Inc.

Common stock offered by us	shares.

Option to purchase additional shares of common stock from us	shares.

Common stock outstanding immediately after the offering	shares.

Use of proceeds	We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering, after deducting underwriter discounts and commissions and estimated offering expenses payable by us, assuming the shares are sold at the midpoint of the range on the cover of the prospectus, will be approximately $ , or $ if the underwriters’ exercise their option to purchase additional shares in full.

As described in “Use of Proceeds,” we intend to use the net proceeds of this offering (i) to redeem, repurchase or otherwise acquire or retire $ million of our outstanding long-term indebtedness, (ii) to pay related fees and expenses, (iii) to pay CVC and CD&R, or the Equity Sponsors, an aggregate fee of $ to terminate the consulting agreements described below under “Certain Relationships and Related Party Transactions—Consulting Agreements and Indemnification Agreements” and (iv) to use the remaining proceeds, if any, for general corporate purposes.

Dividends	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and the repayment of debt and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Proposed NYSE trading symbol	“UNVR”.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding immediately following this offering is based on shares outstanding as of                 , 2014 and excludes any shares to be reserved for issuance under our stock option plans that may be adopted prior to the completion of this offering.

Unless otherwise indicated, all information in this prospectus:

•	reflects a for reverse stock split of our shares of common stock;

•	assumes the issuance of shares of our common stock in this offering;

•	assumes no exercise by the underwriters of their option to purchase additional shares;

•	excludes shares of common stock issuable upon exercise of options outstanding as of March 31, 2014 at a weighted average exercise price of $ per share, of which shares were exercisable as of March 31, 2014;

•	excludes shares of unvested restricted stock;

•	excludes shares of common stock reserved for future issuance under the Plan (as defined herein);

•	assumes that the initial public offering price of our common stock will be $ per share, which is the midpoint of the range set forth on the cover page of this prospectus; and

•	gives effect to amendments to our certificate of incorporation and by-laws to be adopted upon the completion of this offering.

Depending on market conditions at the time of pricing and other considerations, we may sell fewer or more shares of common stock than the number set forth in the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our summary consolidated financial and operating data as of and for the periods indicated. The summary consolidated financial data for the fiscal years ended December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments necessary for a fair presentation of our financial position, results of our operations and cash flows. Our historical consolidated financial data may not be indicative of our future performance.

This “Summary Consolidated Financial and Operating Data” should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended				Three Months Ended
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013 (as adjusted)(1)	March 31, 2014	March 31, 2013	March 31, 2014 (as adjusted)(2)
	(Dollars in millions, except share and per share data)
	(audited)			(unaudited)	(unaudited)
Consolidated Statements of Operations:
Net sales	$10,324.6	$9,747.1	$9,718.5		$2,516.4	$2,490.5
Cost of goods sold (exclusive of depreciation)	8,448.7	7,924.6	7,883.0		2,044.0	2,026.2

Gross profit	1,875.9	1,822.5	1,835.5		472.4	464.3
Operating expenses:
Outbound freight and handling expenses	326.0	308.2	294.1		87.8	82.7
Warehousing, selling and administrative	951.7	907.1	895.4		239.0	254.2
Other operating expenses, net	12.0	177.7	140.3		21.7	20.9
Depreciation	128.1	111.7	108.4		30.6	28.9
Amortization	100.0	93.3	90.0		23.7	24.7
Impairment charges(3)	135.6	75.8	173.9		—	—

Total operating expenses	1,653.4	1,673.8	1,702.1		402.8	411.4

Operating income	222.5	148.7	133.4		69.6	52.9

Other (expense) income
Interest income	11.0	9.0	7.1		2.4	2.6
Interest expense	(305.5)	(277.1)	(280.7)		(66.3)	(101.5)
Loss on extinguishment of debt	(2.5)	(0.5)	(16.1)		(1.2)	(2.5)
Other expense, net	(17.6)	(1.9)	(4.0)		(1.9)	(10.0)

Total other expense	(314.6)	(270.5)	(293.7)		(67.0)	(111.4)

Income (loss) before income taxes	(92.1)	(121.8)	(160.3)		2.6	(58.5)

Income tax (benefit) expense	(9.8)	75.6	15.9		5.4	(5.3)

Net loss	$(82.3)	$(197.4)	$(176.2)		$(2.8)	$(53.2)

Net loss per common share:
Basic and Diluted	$(0.42)	$(1.01)	$(0.91)		$(0.01)	$(0.27)
Weighted average common shares used in computing net loss per share:
Basic and Diluted	197,060,636	195,186,585	194,518,767		197,746,968	197,019,812
Pro forma (as adjusted) net loss per share(4):
Basic and Diluted
Weighted average common shares used in computing pro forma (as adjusted) net loss per share(5):
Basic and Diluted

	As of	As of
	March 31, 2014 (actual)	March 31, 2014 (as adjusted)(2)
	(Dollars in millions) (unaudited)
Balance sheet data:
Cash and cash equivalents	$164.1	$
Total assets	6,417.6
Long-term obligations	4,317.2
Stockholders’ equity	342.8

	Fiscal Year Ended			Three Months Ended
	December 31, 2013	December 31, 2012	December 31, 2011	March 31, 2014	March 31, 2013
	(Dollars in millions)
	(audited)			(unaudited)
Other financial data:
Capital expenditures	141.3	170.1	102.9	24.9	35.7
Adjusted EBITDA(6)	598.2	607.2	646.0	145.6	127.4
Adjusted EBITDA margin(6)	5.8%	6.2%	6.6%	5.8%	5.1%

(1)	The statement of operations data for the fiscal year ended December 31, 2013 is presented on an as adjusted basis to give effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share (and after deducting estimated underwriting discounts and commissions and offering expenses payable by us) and the use of the net proceeds therefrom as described in “Use of Proceeds.” A $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease other operating expenses, net by $ , interest expense by $ , net loss by $ and net loss per share by $ .
(2)	The statement of operations data for the three months ended March 31, 2014 and the balance sheet data as of March 31, 2014 are presented on an as adjusted basis to give effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share (and after deducting estimated underwriting discounts and commissions and offering expenses payable by us) and the use of the net proceeds therefrom as described in “Use of Proceeds.” A $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the front cover of this prospectus) would increase or decrease other operating expenses, net by $ , interest expense by $ , net loss by $ , net loss per share by $ , cash and cash equivalents by $ , total assets by $ , long-term obligations by $ and stockholders’ equity by $ .
(3)	The 2013 impairment charges primarily related to the write-off of goodwill related to the Rest of World segment as well as the write-off of capitalized software costs related to a global enterprise resource planning, or ERP, system. The 2012 and 2011 impairment charges primarily related to the impairment of goodwill in the EMEA segment. See “Note 11: Goodwill and intangible assets” from our consolidated financial statements included elsewhere in this prospectus for further information.
(4)	Reflects a for reverse stock split of our outstanding shares of common stock to be effected prior to the completion of this offering.
(5)	Pro forma net loss per share and number of weighted average common shares used in computing pro forma net loss per share in the table above give effect to the offering of shares of our common stock in this offering.
(6)

In addition to our net loss determined in accordance with GAAP, we evaluate operating performance using Adjusted EBITDA, which we define as our consolidated net income (loss), plus the sum of interest expense, net of interest income, income tax expense (benefit), depreciation, amortization, other operating expenses, net (which primarily consists of pension mark to market adjustments, acquisition and integration related expenses, employee stock-based compensation expense, redundancy and restructuring costs, advisory fees paid to stockholders, and other unusual or non-recurring expenses), impairment charges, loss on extinguishment of debt and other expense, net (which consists of gains and losses on foreign currency transactions and undesignated derivative instruments, ineffective portion of cash flow hedges, and debt refinancing costs). We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net sales.

We believe that Adjusted EBITDA is an important indicator of operating performance because we report Adjusted EBITDA to our lenders as required under the covenants of our credit agreements. Adjusted EBITDA excludes the effects of income taxes, as well as the effects of financing and investing activities by eliminating the effects of interest, depreciation and amortization expenses. We consider gains (losses) on the acquisition, disposal and impairment of assets as resulting from investing decisions rather than ongoing operations; and other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of our results. We also present Adjusted EBITDA in this prospectus as a supplemental performance measure because we believe that this measure provides investors and securities analysts with important supplemental information with which to evaluate our performance and to enable them to assess our performance on the same basis as management.

Adjusted EBITDA should not be considered as an alternative to net income (loss) or other performance measures presented in accordance with GAAP, or as an alternative to cash flow from operations as a measure of our liquidity. Adjusted EBITDA does not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Adjusted EBITDA as used in this prospectus should not be confused with “Compensation Adjusted EBITDA” used for calculating incentive compensation under our benefit plans as described in “Executive Compensation.”

We caution readers that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because of differing methods used by other companies in calculating Adjusted EBITDA. For a complete discussion of the method of calculating Adjusted EBITDA and its usefulness, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Adjusted EBITDA,” included elsewhere in this prospectus. The following is a quantitative reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss):

	Fiscal Year Ended			Three Months Ended
	December 31, 2013	December 31, 2012	December 31, 2011	March 31, 2014	March 31, 2013
	(Dollars in millions)
Net loss	$(82.3)	$(197.4)	$(176.2)	$(2.8)	$(53.2)
Income tax expense (benefit)	(9.8)	75.6	15.9	5.4	(5.3)
Interest expense, net	294.5	268.1	273.6	63.9	98.9
Loss on extinguishment of debt	2.5	0.5	16.1	1.2	2.5
Amortization	100.0	93.3	90.0	23.7	24.7
Depreciation	128.1	111.7	108.4	30.6	28.9

EBITDA	$433.0	$351.8	$327.8	$122.0	$96.5

Impairment charges(a)	135.6	75.8	173.9	—	—
Other operating expenses, net(b)	12.0	177.7	140.3	21.7	20.9
Other expense, net(c)	17.6	1.9	4.0	1.9	10.0

Adjusted EBITDA	$598.2	$607.2	$646.0	$145.6	$127.4

(a)	The 2013 impairment charges primarily related to the write-off of goodwill related to the Rest of World segment as well as the write-off of capitalized software costs related to a global ERP system. The 2012 and 2011 impairment charges primarily related to the impairment of goodwill in the EMEA segment. See “Note 11: Goodwill and intangible assets” in our audited consolidated financial statements and related notes included elsewhere in this prospectus for further information.

(b)	Other operating expense, net primarily consists of pension mark to market adjustments, acquisition and integration related expenses, employee stock based compensation expense, redundancy and restructuring costs, advisory fees paid to stockholders, and other unusual and non-recurring expenses. See “Note 4: Other operating expenses, net” in our audited consolidated financial statements and related notes and “Note 3: Other operating expenses, net” in our unaudited consolidated financial statements and related notes included elsewhere in this prospectus for further information.
(c)	Other expense, net consists of gains and losses on foreign currency transactions, undesignated derivative instruments, ineffective portion of cash flow hedges, and debt refinancing costs. See “Note 5: Other expense, net” in our audited consolidated financial statements and related notes and “Note 4: Other expense, net” in our unaudited consolidated financial statements and related notes included elsewhere in this prospectus for further information.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you make your investment decision, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes. If any of the following risks actually occur, our business, financial position, results of operations or cash flows could be materially adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing us. The occurrence of any of the following risks or future or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations or cash flows.

Risks Related to Our Business

We are affected by general economic conditions, particularly fluctuations in industrial production and consumption, and an economic downturn could adversely affect our operations and financial results.

We sell chemicals that are used in manufacturing processes and as components of or ingredients in other products and, as a result, our sales are correlated with and affected by fluctuations in the level of industrial production and manufacturing output and general economic activity. Producers of commodity and specialty chemicals, in particular, are likely to reduce their output in periods of significant contraction in industrial and consumer demand, while demand for the products we distribute depends largely on trends in demand in the end markets our customers serve. A majority of our sales are in North America and Europe and our business is therefore susceptible to downturns in those economies as well as, to a lesser extent, the economies in the rest of the world. Our profit margins, as well as overall demand for our products and services, could decline as a result of a large number of factors outside our control, including economic recessions, changes in industrial production processes or consumer preferences, changes in laws and regulations affecting the chemicals industry and the manner in which they are enforced, inflation, fluctuations in interest and currency exchange rates and changes in the fiscal or monetary policies of governments in the regions in which we operate.

General economic conditions and macroeconomic trends, as well as the creditworthiness of our customers, could affect overall demand for chemicals. Any overall decline in the demand for chemicals could significantly reduce our sales and profitability. If the creditworthiness of our customers declines, we would face increased credit risk. In addition, volatility and disruption in financial markets could adversely affect our sales and results of operations by limiting our customers’ ability to obtain financing necessary to maintain or expand their own operations.

A historical feature of past economic weakness has been significant destocking of inventories, including inventories of chemicals used in industrial and manufacturing processes. It is possible that an improvement in our net sales in a particular period may be attributable in part to restocking of inventories by our customers and represent a level of sales or sales growth that will not be sustainable over the longer term. Further economic weakness could lead to insolvencies among our customers or producers, as well as among financial institutions that are counterparties on financial instruments or accounts that we hold. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Disruptions in the supply of chemicals we distribute or in the operations of our customers could adversely affect our business.

Our business depends on access to adequate supplies of the chemicals our customers purchase from us. From time to time, we may be unable to procure adequate quantities of certain chemicals because of supply disruptions due to natural disasters (including hurricanes and other extreme weather), industrial accidents, scheduled production outages, producer breaches of contract, high demand leading to difficulties allocating appropriate quantities, port closures and other transportation disruptions and other circumstances beyond our control, or we may be unable to purchase chemicals that we are obligated to deliver to our customers at prices that enable us to earn a profit. In addition, unpredictable events may have a significant impact on the industries in which many of our customers operate, reducing demand for products that we normally distribute in significant volumes. As examples, the Gulf of Mexico oil disaster in 2010 had a major impact on our customers that manufactured and operated offshore drilling equipment and recent impacts on supply sources for hydrochloric acid have impacted our ability to meet all of our customers’ demands for this product. Significant disruptions of supply and in customer industries could have a material adverse effect on our business, financial condition and results of operations.

Significant changes in the business strategies of producers could also disrupt our supply. Large chemical manufacturers may elect to sell certain products (or products in certain regions) directly to customers, instead of relying on distributors such as us. While we do not believe that our results depend materially on access to any individual producer’s products, a reversal of the trend toward more active use of distributors would likely result in increasing margin pressure or products becoming unavailable to us. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

To the extent we have contracts with producers and our customers, they are generally short term or terminable upon short notice or at will, and termination of our relationships with producers and customers could negatively affect our business.

Our purchases and sales of chemicals are typically made pursuant to purchase orders rather than long-term contracts. While some of our relationships for the distribution and sale of specialty chemicals have exclusivity or preference provisions, we may be unable to enforce these provisions effectively for legal or business reasons. Many of our contracts with both producers and our customers are terminable without cause upon 30 days’ or less notice to us from the producer or customer. Our business relationships and reputation may suffer if we are unable to meet our delivery obligations to our customers which may occur because many producers are not subject to contracts or can terminate contracts on short notice. In addition, renegotiation of purchase or sales terms to our disadvantage could reduce our sales margins. Any of these developments could adversely affect our business, financial condition and results of operations.

The prices and costs of the products we purchase may be subject to large and significant price increases. We might not be able to pass such cost increases through to our customers. We could experience financial losses if our inventories of one or more chemicals exceed our sales and the price of those chemicals decreases significantly while in our inventories or if our inventories fall short of our sales and the purchase price of those chemicals increases significantly.

We purchase and sell a wide variety of chemicals, the price and availability of which may fluctuate, and may be subject to large and significant price increases. Our business is exposed to these fluctuations, as well as to fluctuations in our costs for transportation and distribution due to rising fuel prices or increases in charges from common carriers, rail companies and other third party transportation providers, as well as other factors. Recently, we have faced increases in transportation costs as the availability of trucks and drivers has tightened among the common carriers we use to ship products. Changes in chemical prices affect our net sales and cost of goods sold, as well as our working capital requirements, levels of debt and financing costs. We might not always be able to reflect increases in our chemical costs, transportation costs and other costs in our own pricing. Any inability to pass cost increases onto customers may adversely affect our business, financial condition and results of operations.

In order to meet customer demand, we typically maintain significant inventories and are therefore subject to a number of risks associated with our inventory levels, including the following:

•	declines in the prices of chemicals that are held by us;

•	the need to maintain a significant inventory of chemicals that may be in limited supply and therefore difficult to procure;

•	buying chemicals in bulk for the best pricing and thereby holding excess inventory;

•	responding to the unpredictable demand for chemicals;

•	cancellation of customer orders; and

•	responding to customer requests for quick delivery.

In order to manage our inventories successfully, we must estimate demand from our customers and purchase chemicals that substantially correspond to that demand. If we overestimate demand and purchase too much of a particular chemical, we face a risk that the price of that chemical will fall, leaving us with inventory that we cannot sell profitably. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. If we underestimate demand and purchase insufficient quantities of a particular chemical and prices of that chemical rise, we could be forced to purchase that chemical at a higher price and forego profitability in order to meet customer demand. Our business, financial condition and results of operations could suffer a material adverse effect if either or both of these situations occur frequently or in large volumes. Shortages in the hydrochloric acid supply sources in recent months demonstrate this risk and as a result we have been unable to meet all of our customers’ demands. We also face the risk of dissatisfied customers and damage to our reputation if we cannot meet customer demand for a particular chemical because we are short on inventories.

We could lose our customers and suffer damage to our reputation if we are unable to meet customer demand for a particular product.

In addition, particularly in cases of pronounced cyclicality in our end markets, it can be difficult to anticipate our customers’ requirements for particular chemicals, and we could be asked to deliver larger-than-expected quantities of a particular chemical on short notice. If for any reason we experience widespread, systemic difficulties in filling customer orders, our customers may be dissatisfied and discontinue their relationship with us or we may be required to pay a higher price in order to obtain the needed chemical on short notice, thereby adversely affecting our margins.

Our balance sheet includes significant goodwill and intangible assets, the impairment of which could affect our future operating results.

We carry significant goodwill and intangible assets on our balance sheet. As of March 31, 2014, our goodwill and intangible assets totaled $1.8 billion and $0.7 billion, respectively, including approximately $1.2 billion in goodwill resulting from our 2007 acquisition by investment funds advised by CVC. We may also recognize additional goodwill and intangible assets in connection with future business acquisitions. Goodwill is not amortized for book purposes and is tested for impairment using a fair value based approach annually, or between annual tests if an event occurs or circumstances change that indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. The identification and measurement of impairment involves the estimation of the fair value of reporting units, which requires judgment and involves the use of significant estimates and assumptions by management. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Our estimates of future cash flows may differ from actual cash flows that are subsequently realized due to many factors, including future worldwide economic conditions and the expected benefits of our initiatives, among other things. Intangible assets are amortized for book purposes over their respective useful lives and are tested for impairment if any event occurs or circumstances change that indicates that carrying value may not be recoverable. Although we currently do not expect that our goodwill and intangible assets will be further impaired, we cannot guarantee that a material impairment will not occur, particularly in the event of a substantial deterioration in our future prospects either in total or in a particular reporting unit. See Note 11 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of our 2013 impairment review. In the past, we have taken goodwill impairment charges, including impairment charges of $169.4 million and $75.0 million, respectively, for our EMEA segment in 2011 and 2012, and impairment charges of $73.3 million for our Rest of World segment in 2013. If our goodwill and intangible assets become impaired, it could have a material adverse effect on our financial condition and results of operations.

We have in the past and may in the future make acquisitions, ventures and strategic investments, some of which may be significant in size and scope, which have involved in the past and will likely involve in the future numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

We have made and may in the future make acquisitions of, or investments in, businesses or companies (including strategic partnerships with other companies). Acquisitions or investments have involved in the past and will likely involve in the future various risks, such as:

•	integrating the operations and personnel of any acquired business;

•	the potential disruption of our ongoing business, including the diversion of management attention;

•	the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;

•	customer attrition arising from preferences to maintain redundant sources of supply;

•	supplier attrition arising from overlapping or competitive products;

•	assumption of contingent or unanticipated liabilities or regulatory liabilities;

•	dependence on the retention and performance of existing management and work force of acquired businesses for the future performance of these businesses;

•	regulatory risks associated with acquired businesses (including the risk that we may be required for regulatory reasons to dispose of a portion of our existing or acquired businesses); and

•	the risks inherent in entering geographic or product markets in which we have limited prior experience.

Future acquisitions and investments may need to be financed in part through additional financing from banks, through public offerings or private placements of debt or equity securities or through other arrangements, and could result in substantial cash expenditures. The necessary acquisition financing may not be available to us on acceptable terms if and when required, particularly because our current high leverage may make it difficult or impossible for us to secure additional financing for acquisitions.

To the extent that we make acquisitions that result in our recording significant goodwill or other intangible assets, the requirement to review goodwill and other intangible assets for impairment periodically may result in impairments that could have a material adverse effect on our financial condition and results of operations.

In connection with acquisitions, ventures or divestitures, we may become subject to liabilities.

In connection with any acquisitions or ventures, we may acquire liabilities or defects such as legal claims, including but not limited to third party liability and other tort claims; claims for breach of contract; employment-related claims; environmental liabilities, conditions or damage; permitting, regulatory or other compliance with law issues; hazardous materials or liability for hazardous materials; or tax liabilities. If we acquire any of these liabilities, and they are not adequately covered by insurance or an enforceable indemnity or similar agreement from a creditworthy counterparty, we may be responsible for significant out-of-pocket expenditures. In connection with any divestitures, we may incur liabilities for breaches of representations and warranties or failure to comply with operating covenants under any agreement for a divestiture. In addition, we may indemnify a counterparty in a divestiture for certain liabilities of the subsidiary or operations subject to the divestiture transaction. These liabilities, if they materialize, could have a material adverse effect on our business, financial condition and results of operations.

We generate a significant portion of our net sales internationally and intend to continue to expand our international operations. We face particular challenges in emerging markets. Our results of operations could suffer if we are unable to manage our international operations effectively or as a result of various risks related to our international activities that are beyond our control.

During the year ended December 31, 2013, approximately 42% of our net sales were generated outside of the United States. We intend to continue to expand our penetration in certain foreign markets and to enter new and emerging foreign markets. Expansion of our international business will require significant management attention and resources. The profitability of our international operations will largely depend on our continued success in the following areas:

•	securing key producer relationships to help establish our presence in international markets;

•	hiring and training personnel capable of supporting producers and our customers and managing operations in foreign countries;

•	localizing our business processes to meet the specific needs and preferences of foreign producers and customers, which may differ in certain respects from our experience in North America and Europe;

•	building our reputation and awareness of our services among foreign producers and customers; and

•	implementing new financial, management information and operational systems, procedures and controls to monitor our operations in new markets effectively, without causing undue disruptions to our operations and customer and producer relationships.

In addition, we are subject to risks associated with operating in foreign countries, including:

•	varying and often unclear legal and regulatory requirements that may be subject to inconsistent or disparate enforcement, particularly regarding environmental, health and safety issues and security or other certification requirements, as well as other laws and business practices that favor local competitors, such as exposure to possible expropriation, nationalization, restrictions on investments by foreign companies or other governmental actions;

•	less stable supply sources;

•	competition from existing market participants that may have a longer history in and greater familiarity with the foreign markets where we operate;

•	tariffs, export duties, quotas and other barriers to trade; as well as possible limitations on the conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by our foreign subsidiaries;

•	divergent labor regulations and cultural expectations regarding employment;

•	different cultural expectations regarding industrialization, international business and business relationships;

•	foreign taxes and related regulations, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate earnings to the United States;

•	extended payment terms and challenges in our ability to collect accounts receivable;

•	changes in a specific country’s or region’s political or economic conditions;

•	compliance with anti-bribery laws such as the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and similar anti-bribery laws in other jurisdictions, the violation of which could expose us to severe criminal or civil sanctions;

•	compliance with anti-boycott, privacy, economic sanctions, anti-dumping, antitrust, import and export laws and regulations by our employees or intermediaries acting on our behalf, the violation of which could expose us to significant fines, penalties or other sanctions; and

•	in 2013, we paid a fine of $19.9 million imposed by the Autorité de la concurrence, France’s competition authority, for alleged price fixing prior to 2006.

If we fail to address the challenges and risks associated with international expansion, we may encounter difficulties implementing our strategy, thereby impeding our growth and harming our operating results.

Our operations in the Asia-Pacific region, Latin America and the Middle East and Africa are at an early stage. It may prove difficult to achieve our goals and take advantage of growth and acquisition opportunities in these or in other emerging markets due to a lack of comprehensive market knowledge and network and legal restrictions. Our growth in emerging markets may also be limited by other factors such as significant government influence over local economies, foreign investment restrictions, substantial fluctuations in economic growth, high levels of inflation and volatility in currency values, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, wage and price controls, changes in governmental economic or tax policies, imposition of trade barriers, unexpected changes in regulation and overall political social and economic instability. In addition, the heightened exposure to terrorist attacks or acts of war or civil unrest in certain geographies, if they occur, could result in damage to our facilities, substantial financial losses or injuries to our personnel.

Although we exercise what we believe to be an appropriate level of central control and active supervision of our operations around the world, our local subsidiaries retain significant operational flexibility. There is a risk that our operations around the world will experience problems that could damage our reputation, or that could otherwise have a material adverse effect on our business, financial condition and results of operations.

We may be unable to effectively implement our strategies or achieve our business goals.

The breadth and scope of our business poses several challenges, such as:

•	initiating or maintaining effective communication among and across all of our business segments and geographies;

•	identifying new products and product lines and integrating them into our distribution network;

•	allocating financial and other resources efficiently across all of our business segments;

•	aligning organizational structure with management’s vision and direction;

•	communicating ownership and accounting over business activities and ensuring responsibilities are properly understood throughout the organization;

•	ensuring cultural and organizational changes are executed smoothly and efficiently and ensuring personnel resources are properly allocated to effect these changes; and

•	establishing standardized processes across geographic and business segments.

As a result of these and other factors such as these, we may be unable to effectively implement our strategies or achieve our business goals. Any failure to effectively implement our strategies may adversely impact our future prospects and our results of operations and financial condition.

Fluctuations in currency exchange rates may adversely affect our results of operations.

We sell products in over 150 countries and we generated approximately 42% of our 2013 net sales outside the United States. The revenues we receive from such foreign sales are often denominated in currencies other than the U.S. dollar. We do not hedge our foreign currency exposure with respect to our investment in and earnings from our foreign businesses. Accordingly, we might suffer considerable losses if there is a significant adverse movement in exchange rates.

In addition, we report our consolidated results in U.S. dollars. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. Consequently, any change in exchange rates between our foreign subsidiaries’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes. Decreases in the value of our foreign subsidiaries’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations. In 2013, our most significant currency exposures were to the euro, the Canadian dollar and the British pound sterling versus the U.S. dollar. The exchange rates between these and other foreign currencies and the U.S. dollar may fluctuate substantially and such fluctuations have had a significant effect on our results in recent periods. For additional details on our currency exposure and risk management practices, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

The markets in which we operate are highly competitive.

The chemical distribution market is highly competitive. Chemicals can be purchased from a variety of sources, including traders, brokers, wholesalers and other distributors, as well as directly from producers. Many of the products we distribute are made to industry standard specifications, and are essentially fungible with products offered by our competition. The competitive pressure we face is particularly strong in sectors and markets where local competitors have strong positions. Increased competition from distributors of products similar to or competitive with ours could result in price reductions, reduced margins and a loss of market share.

We expect to continue to experience significant and increasing levels of competition in the future. We must also compete with smaller companies that have been able to develop strong local or regional customer bases. In certain countries, some of our competitors are more established, benefit from greater name recognition and have greater resources within those countries than we do.

Consolidation of our competitors in the markets in which we operate could place us at a competitive disadvantage and reduce our profitability.

We operate in an industry which is highly fragmented on a global scale, but in which there has been a trend toward consolidation in recent years. Consolidations of our competitors may jeopardize the strength of our positions in one or more of the markets in which we operate and any advantages we currently enjoy due to the comparative scale of our operations. Losing some of those advantages could adversely affect our business, financial condition and results of operations, as well as our growth potential.

We rely on our computer and data processing systems, and a large-scale malfunction or security breach could disrupt our business or create potential liabilities.

Our ability to keep our business operating effectively depends on the functional and efficient operation of our enterprise resource planning, telecommunications systems, inventory tracking, billing and other information systems. We rely on these systems to track transactions, billings, payments and inventory, as well as to make a variety of day-to-day business decisions. Our systems are aging and susceptible to malfunctions, lack of support, interruptions (including due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems) and security breaches and we may experience such malfunctions, interruptions or security breaches in the future. Our systems may also be older generations of software which are unable to perform as efficiently as, and fail to communicate well with, newer systems. As the development and implementation of our information technology systems continue, we may elect to modify, replace or discontinue certain technology initiatives, which would result in write-downs. For example, in 2013 we discontinued efforts to implement a global enterprise resource planning, or ERP, system. We recorded an impairment charge of $58.0 million in 2013 relating to this decision.

Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, a significant or large-scale malfunction, interruption or security breach of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently and damage our reputation if we are unable to track transactions and receive products from producers or deliver products to our customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations, as well as on the ability of management to align and optimize technology to implement business strategies. A security breach might also lead to potential claims from third parties or employees.

We depend on transportation assets, some of which we do not own, in order to deliver products to our customers.

Although we maintain a significant portfolio of owned and leased transportation assets, including trucks, trailers, railcars and barges, we also rely on transportation and warehousing provided by third parties (including common carriers and rail companies) to deliver products to our customers, particularly outside the U.S. and Canada. Our access to third party transportation is not guaranteed, and we may be unable to transport chemicals at economically attractive rates in certain circumstances, particularly in cases of adverse market conditions or disruptions to transportation infrastructure. We are also subject to increased costs that we may not always be able to recover from our customers, including rising fuel prices, as well as increases in the charges imposed by common carriers, leasing companies and other third parties involved in transportation. In particular, our U.S. operations rely to a significant extent on rail shipments, and we are therefore required to pay rail companies’ network access fees, which have increased significantly in recent years, while bulk shipping rates have also recently been highly volatile. We have recently incurred such increased costs as the availability of trucks and drivers has tightened among the common carriers we use to transport our products. We are also subject to the risks normally associated with product delivery, including inclement weather, disruptions in the transportation infrastructure, disruptions in our lease arrangements and the availability of fuel, as well as liabilities arising from accidents to the extent we are not adequately covered by insurance or misdelivery of products. Our business activities in the Gulf of Mexico, for example, have been impacted in recent years by hurricanes. Our failure to deliver products in a timely and accurate manner could harm our reputation and brand, which could adversely affect our business, financial condition and results of operations.

Our business exposes us to significant risks associated with hazardous materials and related activities, not all of which are covered by insurance.

Because we are engaged in the blending, managing, handling, storing, selling, transporting and disposing of chemicals, chemical waste products and other hazardous materials, product liability, health impacts, fire damage, safety and environmental risks are significant concerns for us. We maintain substantial reserves, as described below in “—We are subject to extensive general and product-specific environmental, health and safety laws and regulations. Compliance with and changes to these environmental, health and safety laws, including laws relating to the investigation and remediation of contamination, could have a material adverse effect on our business, financial condition and results of operations,” relating to remediation activities at our owned sites and third party sites which are subject to federal and state clean-up requirements. We are also subject in the United States to federal legislation enforced by the Occupational Safety and Health Administration, or OSHA, as well as to state safety and health laws. We are also exposed to present and future chemical exposure claims by employees, contractors on our premises, other persons located nearby, as well as related workers’ compensation claims. We carry insurance to protect us against many accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage in accordance with our assessment of the risks involved, the ability to bear those risks and the cost and availability of insurance. Each of these insurance policies is subject to exclusions, deductibles and coverage limits we believe are generally in accordance with industry standards and practices. We do not insure against all risks and may not be able to insure adequately against certain risks (whether relating to our or a third party’s activities or other matters) and may not have insurance coverage that will pay any particular claim. We also may be unable to obtain at commercially reasonable rates in the future adequate insurance coverage for the risks we currently insure against, and certain risks are or could become completely uninsurable or eligible for coverage only to a reduced extent. In particular, more stringent environmental, health or safety regulations may increase our costs for, or impact the availability of, insurance against accident-related risks and the risks of environmental damage or pollution. Our business, financial condition and results of operations could be materially impaired by accidents and other environmental risks that substantially reduce our revenues, increase our costs or subject us to other liabilities in excess of available insurance.

Accidents, safety failures, environmental damage, product quality issues, major or systemic delivery failures involving our distribution network or the products we carry, or adverse health effects or other harm related to hazardous materials we blend, manage, handle, store, sell, transport or dispose of could damage our reputation and result in substantial damages or remedial obligations.

Our business depends to a significant extent on our customers’ and producers’ trust in our reputation for reliability, quality, safety and environmental responsibility. Actual or alleged instances of safety deficiencies, mistaken or incorrect deliveries, inferior product quality, exposure to hazardous materials resulting in illness, injury or other harm to persons, property or natural resources, or of damage caused by us or our products, could damage our reputation and lead to customers and producers curtailing the volume of business they do with us. Also, there may be safety, personal injury or other environmental risks related to our products which are not known today. Any of these events, outcomes or allegations could also subject us to substantial legal claims, and we could incur substantial expenses, including legal fees and other costs, in defending such legal claims which could materially impact our financial position and results of operations.

Actual or alleged accidents or other incidents at our facilities or that otherwise involve our personnel or operations could also subject us to claims for damages by third parties. Because many of the chemicals that we handle are dangerous, we are subject to the ongoing risk of hazards, including leaks, spills, releases, explosions and fires, which may cause property damage, illness, physical injury or death. We sell products used in hydraulic fracturing, a process that involves injecting water, sand and chemicals into subsurface rock formations to release and capture oil and natural gas. The use of such hydraulic fracturing fluids by our customers may result in releases that could impact the environment and third parties. Several of our distribution facilities, including our Los Angeles facility, one of our largest, are located near high-density population centers. If any such events occur, whether through our own fault, through preexisting conditions at our facilities, through the fault of a third party or through a natural disaster, terrorist incident or other event outside our control, our reputation could be damaged significantly. We could also become responsible, as a result of environmental or other laws or by court order, for substantial monetary damages or expensive investigative or remedial obligations related to such events, including but not limited to those resulting from third party lawsuits or environmental investigation and clean-up obligations on and off-site. The amount of any costs, including fines, damages and/or investigative and remedial obligations, that we may become obligated to pay under such circumstances could substantially exceed any insurance we have to cover such losses.

Any of these risks, if they materialize, could significantly harm our reputation, expose us to substantial liabilities and have a material adverse effect on our business, financial condition and results of operations.

Evolving environmental laws and regulations on hydraulic fracturing and other oil and gas production activities could have an impact on our financial performance.

Hydraulic fracturing is a common practice that is used to stimulate production of crude oil and/or natural gas from dense subsurface rock formations, and is primarily presently regulated by state agencies. Many states have adopted laws and/or regulations that require disclosure of the chemicals used in hydraulic fracturing, and are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on oil and/or natural gas drilling activities as well as regulations relating to waste streams from such activities. The U.S. Environmental Protection Agency, or EPA, is also moving forward with various related regulatory actions, including regulations requiring, among other matters, “green completions” of hydraulically-fractured wells by 2015. Similarly, existing and new regulations in the United States and elsewhere relating to oil and gas production could impact the sale of some of our products into these markets.

Our business exposes us to potential product liability claims and recalls, which could adversely affect our financial condition and performance.

The repackaging, blending, mixing and distribution of chemical products by us, including products used in hydraulic fracturing operations and products produced with food ingredients or with pharmaceutical and nutritional supplement applications, involve an inherent risk of exposure to product liability claims, product recalls, product seizures and related adverse publicity, including, without limitation, claims for exposure to our products, spills or escape of our products, personal injuries, food related claims and property damage or environmental claims. A product liability claim, judgment or recall against our customers could also result in substantial and unexpected expenditures for us, affect consumer confidence in our products and divert management’s attention from other responsibilities. Although we maintain product liability insurance, there can be no assurance that the type or level of coverage is adequate or that we will be able to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost, if at all. A product recall or a partially or completely uninsured judgment against us could have a material adverse effect on our business, financial condition and results of operation.

We are subject to extensive general and product-specific environmental, health and safety laws and regulations. Compliance with and changes to these environmental, health and safety laws, including laws relating to the investigation and remediation of contamination, could have a material adverse effect on our business, financial condition and results of operations.

Because we blend, manage, handle, store, sell, transport and arrange for the disposal of chemicals, hazardous materials and hazardous waste, we are subject to extensive environmental, health and safety laws and regulations in multiple jurisdictions. These include laws and regulations governing our management, storage, transportation and disposal of chemicals; product regulation; air, water and soil contamination; and the investigation and cleanup of contaminated sites, including any spills or releases that may result from our management, handling, storage, sale, transportation of chemicals and other products. We hold a number of environmental permits and licenses. Compliance with these laws, regulations, permits and licenses requires that we expend significant amounts for ongoing compliance, investigation and remediation. If we fail to comply with such laws, regulations, permits or licenses we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities.

Previous operations, including those of acquired companies, have resulted in contamination at a number of current and former sites, which must be investigated and remediated. We are currently investigating and/or remediating contamination, or contributing to cleanup costs, at approximately 126 currently or formerly owned, operated or used sites or other sites impacted by our operations. We have spent substantial sums on such investigation and remediation and we expect to continue to incur such expenditures in the future. Based on current estimates, we believe that these ongoing investigation and remediation costs will not materially affect our business. There is no guarantee, however, that our estimates will be accurate, that new contamination will not be discovered or that new environmental laws or regulations will not require us to incur additional costs. Any such inaccuracies, discoveries or new laws or regulations, or the interpretation of existing laws and regulations, could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2013, we reserved approximately $137 million for probable and reasonably estimable losses associated with remediation at currently or formerly owned, operated or used sites or other sites impacted by our operations. We may incur losses in connection with investigation and remediation obligations that exceed our environmental reserve. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Environmental Liabilities.” We also may incur substantial costs, including fines, damages, criminal or civil sanctions and investigation and remediation costs, or experience interruptions in our operations, for violations under environmental, health and safety laws or permit requirements.

We could be held liable for the costs to investigate, remediate or otherwise address contamination at any real property we have ever owned, leased, operated or used or other sites impacted by our operations. Some environmental laws could impose on us the entire cost of cleanup of contamination present at a site even though we did not cause all of the contamination. These laws often identify parties who can be strictly and jointly and severally liable for remediation. The discovery of previously unknown contamination at current or former sites or the imposition of other environmental liabilities or obligations in the future, including additional investigation or remediation obligations with respect to contamination that has impacted other properties, could lead to additional costs or the need for additional reserves that have a material adverse effect on our business, financial condition and results of operations. In addition, we may be required to pay damages or civil judgments related to third party claims, including those relating to personal injury (including exposure to hazardous materials or chemicals we blend, handle, store, sell, transport or dispose of), product quality issues, property damage or contribution to remedial obligations.

We have been identified as potentially responsible parties, or Potentially Responsible Parties, at various third party sites at which we have arranged for the disposal of our hazardous wastes. We may be identified as a Potentially Responsible Party at additional sites beyond those for which we currently have financial obligations. Such developments could have a material adverse effect on our business, financial condition and results of operations. See “Business—Regulatory Matters—Environmental, Health and Safety Matters.”

Certain agreements to which we are a party contain contractual provisions pursuant to which we agreed to indemnify other parties for contamination at certain real property. We have been, and may in the future be, subject to environmental indemnity claims asserted by other parties with respect to contamination at sites we have ever owned, leased, operated or used. We could incur significant costs in addressing existing and future environmental indemnification claims.

Societal concerns regarding the safety of chemicals in commerce and their potential impact on the environment have resulted in a growing trend towards increasing levels of product safety and environmental protection regulations. These concerns have led to, and could continue to result in, stringent regulatory intervention by governmental authorities. In addition, these concerns could influence public perceptions, impact the commercial viability of the products we sell and increase the costs to comply with increasingly complex regulations, which could have a negative impact on our business, financial condition and results of operations. Additional findings by government agencies that chemicals pose significant environmental, health or safety risks may lead to their prohibition in some or all of the jurisdictions in which we operate.

Environmental, health and safety laws and regulations vary significantly from country to country and change frequently. Future changes in laws and regulations, or the interpretation of existing laws and regulations, could have an adverse effect on us by adding restrictions, reducing our ability to do business, increasing our costs of doing business or reducing our profitability or reducing the demand for our products. See “Business—Regulatory Matters—Environmental, Health and Safety Matters.”

Current and future laws and regulations addressing greenhouse gas emissions enacted in the United States, Europe and other jurisdictions around the world could also have a material adverse effect on our business, financial condition and results of operation. Increased energy costs due to such laws and regulations, emissions associated with our customers’ products or development of alternative products having lower emissions of greenhouse gases and other pollutants could materially affect demand for our customers’ products and indirectly affect our business. Changes in and introductions of regulations have in the past caused us to devote significant management and capital resources to compliance programs and measures, and future regulations applicable to us would likely further increase these compliance costs and could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to additional general regulatory requirements and tax requirements which increase our cost of doing business, could result in regulatory or tax claims, and could restrict our business in the future.

Our general business operations are subject to a broad spectrum of general regulatory requirements, including antitrust regulations, food and drug regulations, human resources regulations, tax regulations, unclaimed property, banking and treasury regulations, among others. These regulations add cost to our conduct of business and could, in some instances, result in claims or enforcement actions or could reduce our ability to pursue business opportunities. Future changes could additional costs and restrictions to our business activities. In 2013, we paid a fine imposed by the Autorité de la concurrence, France’s competition authority, for alleged price fixing prior to 2006.

We may not be able to repatriate our cash and undistributed earnings held in foreign jurisdictions without incurring additional tax liabilities.

As of March 31, 2014, we had approximately $164.1 million of cash and cash equivalents on our balance sheet, approximately $66.7 million of which was cash and cash equivalents held in foreign jurisdictions, most notably in Canada. Except as required under U.S. tax laws, we do not provide for U.S. taxes on approximately $680.5 million of cumulative undistributed earnings of foreign subsidiaries that have not been previously taxed, as we expect to invest such undistributed earnings indefinitely outside of the United States. We may not be able to repatriate cash and cash equivalents or undistributed earnings held in foreign jurisdictions without incurring additional tax liabilities and higher effective tax rates. Accordingly, our cash and cash equivalents or undistributed earnings held in foreign jurisdictions may effectively be trapped in such foreign jurisdictions unless we are willing to incur additional tax liabilities. In addition, there have been proposals to change U.S. tax laws that would significantly affect how U.S. multinational corporations are taxed on foreign earnings. Although we cannot predict whether or in what form this proposed legislation may pass, if enacted it could have a material adverse effect on our tax expense and cash flow.

We are subject to asbestos claims.

In connection with our purchase of McKesson Chemical Company in 1986, our wholly-owned subsidiary Univar USA Inc. is obligated to indemnify McKesson Corporation, or McKesson, for claims alleging injury from exposure to asbestos-containing products by McKesson Chemical Company. As of March 31, 2014, we are defending lawsuits by more than one hundred plaintiffs claiming asbestos related injuries, including a small number of which name us as a defendant. See “Business—Legal Proceedings—Asbestos Claims”. As of March 31, 2014, Univar USA has not recorded a liability related to the pending litigation as any potential loss is neither probable nor estimable. Although our costs of defense to date have not been material, we cannot predict the ultimate outcome of these lawsuits, which, if determined adversely to us, may result in liability that would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the number of asbestos claims for which we are obligated to indemnify McKesson, or the number of asbestos claims naming us, were to increase substantially, particularly if the increase were associated with a significant increase in the average cost per lawsuit, our business, financial condition and results of operations could be materially adversely affected.

Our business is subject to many operational risks for which we might not be adequately insured.

We are exposed to risks including, but not limited to, accidents, contamination and environmental damage, safety claims, natural disasters, terrorism, acts of war and civil unrest and other events that could potentially interrupt our business operations and/or result in significant costs. Although we attempt to cover these risks with insurance to the extent that we consider appropriate, we may incur losses that are not covered by insurance or exceed the maximum amounts covered by our insurance policies. Damage to a major facility, whether or not insured, could impair our ability to operate our business in a geographic region and cause loss of business and related expenses. From time to time, insurance for chemical risks have not been available on commercially acceptable terms or, in some cases, not available at all. In the future we may not be able to maintain our current coverages. In addition, premiums, which have increased significantly in the last several years, may continue to increase in the future. Increased insurance premiums or our incurrence of significant uncovered losses could have a material adverse effect on our business, financial condition and results of operations. We have incurred environmental risks and losses, often from our historic activities, for which we have no available or remaining insurance.

We are exposed to ongoing litigation and other legal and regulatory actions and risks in the ordinary course of our business, and we could incur significant liabilities and substantial legal fees.

We are subject to the risk of litigation, other legal claims and proceedings, and regulatory enforcement actions in the ordinary course of our business. Also, there may be safety or personal injury risks related to our products which are not known today. The results of legal proceedings cannot be predicted with certainty. We cannot guarantee that the results of current or future legal proceedings against McKesson and a few claims asserted directly against Univar USA Inc. will not materially harm our business, reputation or brand, nor can we guarantee that we will not incur losses in connection with current or future legal proceedings that exceed any provisions we may have set aside in respect of such proceedings or that exceed any applicable insurance coverage. We also cannot guarantee that the general assessment of certain past tax payments in Canada by the Canada Revenue Agency will not result in a material tax liability or that the issues raised by Customs and Border Patrol will not result in a material liability. The occurrence of any of these events could have a material adverse effect on our business, financial condition or results of operations. See “Business—Legal Proceedings.”

Many of the products we sell have “long-tail” exposures, giving rise to liabilities many years after their sale and use. Insurance purchased at the time of sale may not be available when costs arise in the future and producers may no longer be available to provide indemnification.

We require significant working capital, and we expect our working capital needs to increase in the future, which could result in having lower cash available for, among other things, capital expenditures and acquisition financing.

We require significant working capital to purchase chemicals from chemical producers and distributors and sell those chemicals efficiently and profitably to our customers. Our working capital needs also increase at certain times of the year, as our customers’ requirements for chemicals increase. For example, our customers in the agricultural sector require significant deliveries of chemicals within a growing season that can be very short and depend on weather patterns in a given year. We need inventory on hand to have product available to ensure timely delivery to our customers. If our working capital requirements increase and we are unable to finance our working capital on terms and conditions acceptable to us, we may not be able to obtain chemicals to respond to customer demand, which could result in a loss of sales.

In addition, the amount of working capital we require to run our business is expected to increase in the future due to expansions in our business activities. If our working capital needs increase, the amount of free cash we have at our disposal to devote to other uses will decrease. A decrease in free cash could, among other things, limit our flexibility, including our ability to make capital expenditures and to acquire suitable acquisition targets that we have identified. If increases in our working capital occur and have the effect of decreasing our free cash, it could have a material adverse effect on our business, financial condition and results of operations.

We have a history of net losses and may not achieve or sustain profitability in the future.

We have incurred net losses in each of the last five fiscal years, including net losses of $176.2 million, $197.4 million and $82.3 million in the years ended December 31, 2011, 2012 and 2013, respectively. Growth of our revenues may slow or revenues may decline for a number of possible reasons, including slowing demand for our products and services, increasing competition or decreasing growth of our overall market. Our cost of goods sold could increase for a number of possible reasons, including increases in chemical prices and increases in chemical handling expenses due to regulatory action or litigation. In addition, our ability to generate profits could be impacted by our substantial indebtedness and the related interest expense. The interest payments on our indebtedness have exceeded operating income in each of our last five fiscal years. All of these factors could contribute to further net losses and, if we are unable to meet these risks and challenges as we encounter them, our business may suffer. If we do achieve profitability, we may not be able to sustain or increase such profitability.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, or are unable to attract new talent, our business will be adversely affected.

We depend upon the ability and experience of a number of our executive management and other key personnel who have substantial experience with our operations, the chemicals and chemical distribution industries and the selected markets in which we operate. The loss of the services of one or a combination of our senior executives or key employees could have a material adverse effect on our results of operations. We also might suffer an additional impact on our business if one of our senior executives or key employees is hired by a competitor. Our success also depends on our ability to continue to attract, manage and retain other qualified management and technical and clerical personnel as we grow. We may not be able to continue to attract or retain such personnel in the future.

A portion of our workforce is unionized and labor disruptions could decrease our profitability.

As of December 31, 2013, we had approximately 600 employees in the United States subject to various collective bargaining agreements, most of which have a three-year term. In addition, in several of our international facilities, particularly those in Europe, employees are represented by Works Councils appointed pursuant to local law consisting of employee representatives who have certain rights to negotiate working terms and to receive notice of significant actions. As of December 31, 2013, approximately 29% of our labor force is covered by a collective bargaining agreement, including approximately 14% of our labor force in the United States, approximately 22% of our labor force in Canada and approximately 52% of our labor force in Europe, and approximately 12% of our labor force is covered by a collective bargaining agreement that will expire within one year. These arrangements grant certain protections to employees and subject us to employment terms that are similar to collective bargaining agreements. We cannot guarantee that we will be able to negotiate these or other collective bargaining agreements or arrangements with Works Councils on the same or more favorable terms as the current agreements or arrangements, or at all, and without interruptions, including labor stoppages at the facility or facilities subject to any particular agreement or arrangement. A prolonged labor dispute, which could include a work stoppage, could have a material adverse effect on our business, financial condition and results of operations.

Negative developments affecting our pension plans may occur.

We operate a number of pension plans for our employees and have obligations with respect to several multi-employer pension plans sponsored by labor unions in the United States. The terms of these plans vary from country to country. Generally, our defined benefit pension plans are funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns, the market value of plan assets and actuarial assumptions can (1) affect the level of plan funding; (2) cause volatility in the net periodic benefit cost; and (3) increase our future contribution requirements. In or following an economic environment characterized by declining investment returns and interest rates, we may be required to make additional cash contributions to our pension plans to satisfy our funding requirements and recognize further increases in our net periodic benefit cost. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic benefit costs and adversely affect our results of operations.

Our pension plans in the United States and certain other countries are not fully funded. The funded status of our pension plans is equal to the difference between the value of plan assets and projected benefit obligations. At March 31, 2014, our pension plans had an underfunded status of $228 million. This amount could increase or decrease depending on factors such as those mentioned above. Changes to the funded status of our pension plans as a result of updates to actuarial assumptions and actual experience that differs from our estimates will be recognized as gains or losses in the period incurred under our “mark to market” accounting policy, and could result in a requirement for additional funding which would have a direct effect on our cash position. Based on current projections of minimum funding requirements, we expect to make cash contributions of $51 million to our defined benefit pension plans in 2014. The timing for any such requirement in future years is uncertain given the implicit uncertainty regarding the future developments of factors mentioned above. The union sponsored multi-employer pension plans in which we participate are also underfunded, including the substantially underfunded Teamsters Central States, Southeast and Southwest Pension Plan, which has liabilities at a level twice that of its assets. This requires us to make often substantial withdrawal liability payments when we close a facility covered by one of these plans, which could hinder our ability to make otherwise appropriate management decisions to operate as efficiently as possible.

Our NOL carryforwards could be limited if we do not recognize sufficient taxable income or if we experience an ownership change as defined in the Internal Revenue Code.

As of March 31, 2014, we have U.S. federal NOL carryforwards of $55.9 million ($19.6 million on a tax-effected basis). Such NOL carryforwards begin to expire in fiscal 2032. We may not be able to deduct the full amount of these NOL carryforwards if we do not recognize sufficient taxable income before such NOL carryforwards expire. Additionally, our ability to deduct these NOL carryforwards against future taxable income could be limited if we experience an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. In general, an ownership change may result from transactions increasing the aggregate ownership of certain persons (or groups of persons) in our stock by more than 50 percentage points over a testing period (generally three years). While we do not expect this offering to result in an immediate ownership change, future direct or indirect changes in the ownership of our common stock, including sales or acquisitions of our common stock by certain stockholders and purchases and issuances of our common stock by us, some of which are not in our control, could result in an ownership change. Any limitation on the use of our NOL carryforwards could result in the payment of taxes above the amounts currently estimated and have a negative effect on our future results of operations and financial position

Risks Related to Our Indebtedness

We and our subsidiaries may incur additional debt in the future, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities and reduce the value of your investment.

As of March 31, 2014, we had $2,881.3 million of debt outstanding under our Senior Term Facility, $257.5 million of debt outstanding under our Senior ABL Facility and $63.0 million of debt outstanding under our European ABL Facility, with $774.2 million available for additional borrowing under these facilities. Our former European ABL Facility due 2016 was terminated on March 24, 2014, and all amounts outstanding under such facility were repaid. Subject to certain limitations set forth in these facilities, we or our subsidiaries may incur additional debt in the future, or other obligations that do not constitute indebtedness, which could increase the risks described below and lead to other risks. The amount of our debt or such other obligations could have important consequences for holders of our common stock, including, but not limited to:

•	our ability to satisfy obligations to lenders may be impaired, resulting in possible defaults on and acceleration of our indebtedness;

•	our ability to obtain additional financing for refinancing of existing indebtedness, working capital, capital expenditures, including costs associated with our international expansion, product and service development, acquisitions, general corporate purposes and other purposes may be impaired;

•	our assets that currently serve as collateral for our debt may be insufficient, or may not be available, to support future financings;

•	a substantial portion of our cash flow from operations could be used to repay the principal and interest on our debt;

•	we may be increasingly vulnerable to economic downturns and increases in interest rates;

•	our flexibility in planning for and reacting to changes in our business and the markets in which we operate may be limited; and

•	we may be placed at a competitive disadvantage relative to other companies in our industry with less debt or comparable debt at more favorable interest rates.

The agreements governing our indebtedness contain operating covenants and restrictions that limit our operations and could lead to adverse consequences if we fail to comply with them.

The agreements governing our indebtedness contain certain operating covenants and other restrictions relating to, among other things, limitations on indebtedness (including guarantees of additional indebtedness) and liens, mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, dividends and other restricted payments, repurchase of shares of capital stock and options to purchase shares of capital stock and certain transactions with affiliates. In addition, our Senior ABL Facility and European ABL Facility include certain financial covenants.

The restrictions in the agreements governing our indebtedness may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

Failure to comply with these financial and operating covenants could result from, among other things, changes in our results of operations, the incurrence of additional indebtedness, the pricing of our products, our success at implementing cost reduction initiatives, our ability to successfully implement our overall business strategy or changes in general economic conditions, which may be beyond our control. The breach of any of these covenants or restrictions could result in a default under the agreements that govern these facilities that would permit the lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay such amounts, lenders having secured obligations could proceed against the collateral securing these obligations. The collateral includes the capital stock of our domestic subsidiaries, 65% of the capital stock of our foreign subsidiaries and substantially all of our and our subsidiaries’ other tangible and intangible assets, subject in each case to certain exceptions. This could have serious consequences on our financial condition and results of operations and could cause us to become bankrupt or otherwise insolvent. In addition, these covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our business and stockholders.

See “Description of Certain Indebtedness” for additional information about the financial and operating covenants set forth in the agreements governing our Amended Senior Term Facility, Senior ABL Facility and European ABL Facility.

Increases in interest rates would increase the cost of servicing our debt and could reduce our profitability.

Our debt outstanding under the Senior Term Facility, Senior ABL Facility and European ABL Facility bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. For additional information on our indebtedness, debt service obligations and sensitivity to interest rate fluctuations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures About Market Risk” and “Description of Certain Indebtedness” included elsewhere in this prospectus.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms, or at all.

We have historically relied on debt financing to fund our operations, capital expenditures and expansion. The market conditions and the macroeconomic conditions that affect the markets in which we operate could have a material adverse effect on our ability to secure financing on acceptable terms, if at all. We may be unable to secure additional financing on favorable terms or at all and our operating cash flow may be insufficient to satisfy our financial obligations under the indebtedness outstanding from time to time. The terms of additional financing may limit our financial and operating flexibility. Our ability to satisfy our financial obligations will depend upon our future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. Furthermore, if financing is not available when needed, or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Risks Related to Our Common Stock and This Offering

Our common stock has no prior public market and the market price of our common stock may be volatile and could decline after this offering.

Prior to this offering, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. We will negotiate the initial public offering price per share with the representatives of the underwriters and therefore, that price may not be indicative of the market price of our common stock after this offering. We cannot assure you that an active public market for our common stock will develop after this offering or, if it does develop, it may not be sustained. In the absence of a public trading market, you may not be able to liquidate your investment in our common stock. In addition, the market price of our common stock may fluctuate significantly. Among the factors that could affect our stock price are:

•	industry or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	changes in our customers’ preferences;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	legislative initiatives;

•	adverse publicity related to us or another industry participant;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	action by institutional stockholders or other large stockholders (including the Equity Sponsors), including future sales;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions or strategic partnerships;

•	any future sales of our common stock or other securities; and

•	additions or departures of key personnel.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of                 , 2014, upon completion of this offering, we will have outstanding shares of common stock (or                 outstanding shares of common stock, assuming exercise of the underwriters’ option to purchase additional shares from us in full). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act unless held by “affiliates”, as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding as of                 , 2014 will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject, in certain cases, to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the terms of the lock-up agreements entered into among us, the representatives of the underwriters and stockholders holding more than     % of our common stock prior to this offering and our directors and executive officers. Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options granted under our plans will also be freely tradable under the Securities Act of 1933, or the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. As of April 30, 2014, there were stock options outstanding to purchase a total of approximately 11,020,470 shares of our common stock. In addition, 589,728 shares of common stock are reserved for future issuance under the 2011 Univar Inc. Stock Incentive Plan, or the Plan.

We and our directors, executive officers and stockholders holding more than     % of our common stock prior to this offering have agreed to a “lock-up,” meaning that, subject to certain exceptions, neither we nor they will sell any shares of our common stock without the prior consent of the representatives of the underwriters, for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, approximately             shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares of Common Stock Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, certain of our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. The representatives of the underwriters may, in their sole discretion and at any time, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See “Underwriting.” In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage; if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

The Equity Sponsors control the direction of our business. If the ownership of our common stock continues to be highly concentrated, it could prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, the Equity Sponsors will collectively beneficially own approximately     % of the outstanding shares of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares. As a result, the Equity Sponsors will exercise significant influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common stock.

The Amended and Restated Stockholders’ Agreement will allow the Equity Sponsors to nominate six directors each as long as they own at least 50% of the shares of our common stock that the applicable Equity Sponsor owned immediately prior to this offering. This could allow the Equity Sponsors to nominate the entire board of directors. In addition, we will be a “controlled company” for the purposes of the NYSE rules, which will provide us with exemptions from certain of the corporate governance standards imposed by the NYSE’s rules. These provisions will allow the Equity Sponsors to exercise significant control over our corporate decisions and limit the ability of the public stockholders to influence our decision making.

Our Third Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws will also include a number of provisions that may discourage, delay or prevent a change in our management or control for so long as the Equity Sponsors own specified percentages of our common stock. See “—Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.” These provisions not only could have a negative impact on the trading price of our common stock, but could also allow the Equity Sponsors to delay or prevent a corporate transaction that the public stockholders approve of. In addition, our Third Amended and Restated Certificate of Incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to the Equity Sponsors, or their respective officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of the Equity Sponsors or their respective agents, stockholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer. Stockholders will be deemed to have notice of and consented to this provision of our Third Amended and Restated Certificate of Incorporation. This will allow the Equity Sponsors to compete with us. Strong competition for investment opportunities could result in fewer such opportunities for us. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

Following this offering, we will be subject to the reporting and corporate governance requirements, the listing standards of the NYSE and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which apply to issuers of listed equity, which will impose certain new compliance costs and obligations upon us. The changes necessitated by publicly listing our equity will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place additional demands on our finance and accounting staff and on our financial accounting and information systems. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other shareholder communications, in compliance with the federal securities laws and the NYSE rules;

•	define and expand the roles and the duties of our Board of Directors and its committees; and

•	institute more comprehensive compliance, investor relations and internal audit functions.

In particular, upon completion of this offering, the Sarbanes-Oxley Act will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common shares. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the Securities and Exchange Comission, or the SEC, the NYSE or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our shares of common stock, and could adversely affect our ability to access the capital markets.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws will include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws will:

•	authorize the issuance of “blank check” preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

•	establish a classified Board of Directors, as a result of which our board will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

•	limit the ability of stockholders to remove directors if the Equity Sponsors collectively cease to own more than % of our voting common stock;

•	provide that vacancies on the Board of Directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

•	prohibit stockholders from calling special meetings of stockholders if the Equity Sponsors collectively cease to own more than % of our voting common stock;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders if the Equity Sponsors collectively cease to own more than % of our voting common stock;

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	require the approval of holders of at least % of the outstanding shares of our voting common stock to amend the by-laws and certain provisions of the certificate of incorporation if the Equity Sponsors collectively cease to own more than % of our common stock.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and By-laws.” Our Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Our Third Amended and Restated Certificate of Incorporation will include provisions limiting the personal liability of our directors for breaches of fiduciary duty under the DGCL.

Our Third Amended and Restated Certificate of Incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our Third Amended and Restated Certificate of Incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our Third Amended and Restated Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Third Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the General Corporation Law of the State of Delaware, or the DGCL, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our Third Amended and Restated Certificate of Incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation Third Amended and Restated Certificate of Incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and future equity issuances.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your stock, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. The net tangible deficit per share, calculated as of                 , 2014 and after giving effect to the offering, is                 . Investors purchasing common stock in this offering will experience immediate and substantial dilution of                 per share. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their option to purchase additional shares from us, or if we issue additional equity securities in the future, investors purchasing common stock in this offering will experience additional dilution. See “Dilution.”

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering we expect that the Equity Sponsors will collectively beneficially own approximately     % of the outstanding shares of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares. If that occurs, we expect to qualify as a “controlled company” within the meaning of the NYSE corporate governance rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Accordingly, we intend to rely on exemptions from certain corporate governance requirements. As a result, we may not have a majority of independent directors, our compensation committee and nominating and corporate governance committee may not consist entirely of independent directors and the board committees may not be subject to annual performance evaluations. Additionally, we are only required to have one independent audit committee member upon the listing of our common stock on the NYSE, a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all applicable stock exchange corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $                 per share, which is the mid-point of the price range set forth on the cover of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $                 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of approximately $                 million in connection with this offering.

We intend to use the net proceeds from this offering (i) to redeem, repurchase or otherwise acquire or retire $                 million of our outstanding long-term indebtedness, (ii) to pay related fees and expenses, (iii) to pay the Equity Sponsors an aggregate fee of $                 to terminate the consulting agreements described below under “Certain Relationships and Related Party Transactions—Consulting Agreements and Indemnification Agreements” and (iv) to use the remaining proceeds, if any, for general corporate purposes. The indebtedness that we are redeeming, repurchasing or otherwise acquiring or retiring bears interest at a rate of     % per annum and matures on                 .

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of shares in the number of                 shares offered would increase or decrease the total consideration paid by us to new investors by $                 million, assuming the initial public offering price of $                 per share (the mid-point of the price range set forth on the front cover of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We have not declared or paid cash dividends on our capital stock in our most recent three fiscal years or in 2014. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, any contractual restrictions and other factors that our board of directors deems relevant. In addition, our secured credit facilities contain limitations on our ability to declare and pay cash dividends. Pursuant to the terms of our Senior ABL Facility, we may pay dividends on our stock as long as (i) no default or event of default has occurred and (ii) either (a)(I) the total availability is at least 20% of the total borrowing base and (II) the U.S. availability is greater than 20% of the U.S. borrowing base or (b)(I) the total availability is greater than 12.5% of the total borrowing base, (II) the U.S. availability is greater than 12.5% of the U.S. borrowing base and (III) after giving effect to the dividend payment, we have a fixed charge coverage ratio of 1.0 to 1.0, subject to certain other restrictions in our Senior ABL Facility. Pursuant to the terms of our Senior Term Facility, we may pay dividends on our stock so long as no event of default has occurred and is continuing thereunder and provided that at the time of such payment of dividends, and after giving effect thereto, our consolidated total leverage ratio does not exceed 4.00 to 1.00 and the amount of such dividends does not exceed $20 million in the aggregate, subject to certain other restrictions in our Senior Term Facility. Pursuant to the terms of our European ABL Facility, we may pay dividends on our stock as long as (i) no default or event of default has occurred and (ii) either (a) the total availability is greater than the greater of (I) 20% of the total borrowing base and (II) €35 million or (b)(I) the total availability is greater than the greater of (x) 12.5% of the total borrowing base and (y) €20 million and (II) after giving effect to the dividend payment, we have a fixed charge coverage ratio of 1.0 to 1.0, subject to certain other restrictions in our European ABL Facility. For a description of our Senior ABL Facility, Senior Term Facility and European ABL Facility, see “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis as of March 31, 2014:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share (and after deducting estimated underwriting discounts and commissions and offering expenses payable by us) and the use of the net proceeds therefrom as described in “Use of Proceeds.”

The as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted(1)
		(unaudited)
	(Dollars in millions)
Cash and cash equivalents	$164.1	$

Senior Term Loan Facilities:
Term B Loan due 2017	$2,704.1	$
Euro Tranche Term Loan due 2017	177.2
Asset Backed Loan (ABL) Facilities:
ABL Revolver due 2018	170.0
ABL Term Loan due 2016	87.5
European ABL Facility due 2019	63.0
Senior Subordinated Notes:
Senior Subordinated Notes due 2017	600.0
Senior Subordinated Notes due 2018	50.0

Total Debt Before Discount	3,851.8
Discount on Long-Term Debt	(29.1)

Total Long Term Debt	3,822.7
Stockholders’ equity (deficit):
Common stock, par value $0.000000014 per share, 734,625,648 shares authorized: (i) Actual: 199,271,945 shares issued and outstanding and (ii) As adjusted: shares issued and shares outstanding	—
Additional paid-in capital	1,449.5
Accumulated deficit	(983.8)
Accumulated other comprehensive loss	(122.9)

Total stockholders’ equity	342.8
Total capitalization	$4,165.5	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of shares in the number of shares offered would increase or decrease the net proceeds by $ million, assuming the initial public offering price of $ per share (the mid-point of the price range set forth on the front cover of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The share information as of March 31, 2014 shown in the table above excludes any shares to be reserved for issuance under our stock option plans that may be adopted prior to the completion of this offering.

DILUTION

If you invest in our common stock, the book value of your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of             , 2014 was $             million and net tangible book value per share was $            . Net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at             , 2014, after giving effect to a             for             stock split of our common stock effected on             , 2014.

After giving effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $                 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at                 , 2014 would have been $                 million, or $                 per share. This represents an immediate increase in net tangible book value per share of $                 to our existing stockholders and dilution in net tangible book value per share of $                 to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

Initial public offering price per share		$
Net tangible book value (deficit) per share as of , 2014	$
Increase per share attributable to this offering

Net tangible book value (deficit) per share after this offering		$

Dilution in net tangible book value (deficit) per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of                 shares in the number of shares offered would increase or decrease the total consideration paid by us to new investors by $                 million, assuming the initial public offering price of $                 per share, the mid-point of the price range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of             , 2014, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
	(Shares in thousands)			(Dollars in millions)
Existing stockholders			%			%	$
New investors			%			%	$

Total		100%			100%		$

If the underwriters were to exercise their option to purchase additional shares in full, the percentage of shares of common stock held by existing stockholders would be     %, and the percentage of shares of common stock held by new investors would be     %.

The share information as of                 , 2014 shown in the table above excludes any shares to be reserved for issuance under our stock option plans that may be adopted prior to the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated financial data as of and for the periods indicated. The selected consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2011, 2010 and 2009 and for the fiscal years ended December 31, 2010 and 2009 are derived from our audited consolidated financial statements which are not included in this prospectus. The summary consolidated financial data as of and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of our operations and cash flows. Our historical consolidated financial data may not be indicative of our future performance.

This “Selected Consolidated Financial Data” should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended					Three Months Ended
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	March 31, 2014	March 31, 2013
	(Dollars in millions, except share and per share data)
	(audited)					(unaudited)
Consolidated Statement of Operations:
Net sales	$10,324.6	$9,747.1	$9,718.5	$7,908.2	$7,194.5	$2,516.4	$2,490.5
Cost of goods sold (exclusive of depreciation)	8,448.7	7,924.6	7,883.0	6,399.9	5,804.2	2,044.0	2,026.2

Gross profit	1,875.9	1,822.5	1,835.5	1,508.3	1,390.3	472.4	464.3
Operating expenses:
Outbound freight and handling expenses	326.0	308.2	294.1	209.4	181.6	87.8	82.7
Warehousing, selling and administrative	951.7	907.1	895.4	799.8	770.8	239.0	254.2
Other operating expenses, net	12.0	177.7	140.3	86.2	(39.1)	21.7	20.9
Depreciation	128.1	111.7	108.4	83.0	80.1	30.6	28.9
Amortization	100.0	93.3	90.0	45.6	46.3	23.7	24.7
Impairment charges	135.6	75.8	173.9	12.6	36.0	—	—

Total operating expenses	1,653.4	1,673.8	1,702.1	1,236.6	1,075.7	402.8	411.4

Operating income	222.5	148.7	133.4	271.7	314.6	69.6	52.9

Other (expense) income
Interest income	11.0	9.0	7.1	7.7	7.7	2.4	2.6
Interest expense	(305.5)	(277.1)	(280.7)	(309.6)	(314.9)	(66.3)	(101.5)
Loss on extinguishment of debt	(2.5)	(0.5)	(16.1)	(14.5)	—	(1.2)	(2.5)
Other expense, net	(17.6)	(1.9)	(4.0)	4.5	4.6	(1.9)	(10.0)

Total other expense	(314.6)	(270.5)	(293.7)	(311.9)	(302.6)	(67.0)	(111.4)

Income (loss) before income taxes	(92.1)	(121.8)	(160.3)	(40.2)	12.0	2.6	(58.5)
Income tax (benefit) expense	(9.8)	75.6	15.9	30.4	14.2	5.4	(5.3)
Net loss	$(82.3)	$(197.4)	$(176.2)	$(70.6)	$(2.2)	$(2.8)	$(53.2)

Net loss per common share:
Basic and Diluted	$(0.42)	$(1.01)	$(0.91)	$(0.48)	$(0.02)	$(0.01)	$(0.27)
Weighted average common shares used in computing net loss per share:
Basic and Diluted	197,060,636	195,186,585	194,518,767	148,003,681	143,986,627	197,746,968	197,019,812

	As of
	March 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
	(Dollars in millions)
	(unaudited)	(audited)
Balance sheet data:
Cash and cash equivalents	$164.1	$180.4	$220.9	$96.3	$127.9	$140.2
Total assets	6,417.6	6,217.0	6,530.5	5,712.1	6,755.8	4,883.3
Long-term obligations	4,317.2	4,244.8	4,525.4	3,632.9	4,607.4	3,379.6
Stockholders’ equity	342.8	381.3	526.4	660.3	875.9	445.2

	Fiscal Year Ended					Three Months Ended
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	March 31, 2014	March 31, 2013
	(Dollars in millions) (unaudited)
Other financial data:
Net cash provided (used) by operating activities	$289.3	$15.5	$262.4	$27.1	$217.4	$(48.3)	$(8.8)
Net cash used by investing activities	(215.7)	(657.1)	(250.8)	(789.6)	(35.3)	(23.7)	(32.9)
Net cash provided (used) by financing activities	(110.5)	753.8	(35.1)	749.0	(278.7)	63.4	(14.6)
Capital expenditures	141.3	170.1	102.9	92.0	65.9	24.9	35.7
Adjusted EBITDA(1)	598.2	607.2	646.0	499.1	437.9	145.6	127.4
Adjusted EBITDA margin(1)	5.8%	6.2%	6.6%	6.3%	6.1%	5.8%	5.1%

(1)	For a complete discussion of the method of calculating Adjusted EBITDA and its usefulness, refer to “Prospectus Summary—Summary Consolidated Financial and Operating Data,” included elsewhere in this prospectus. The following is a quantitative reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss):

	Fiscal Year Ended					Three Months Ended
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	March 31, 2014	March 31, 2013
	(Dollars in millions)
Net loss	$(82.3)	$(197.4)	$(176.2)	$(70.6)	$(2.2)	$(2.8)	$(53.2)
Income tax expense (benefit)	(9.8)	75.6	15.9	30.4	14.2	5.4	(5.3)
Interest expense, net	294.5	268.1	273.6	301.9	307.2	63.9	98.9
Loss on extinguishment of debt	2.5	0.5	16.1	14.5	–	1.2	2.5
Amortization	100.0	93.3	90.0	45.6	46.3	23.7	24.7
Depreciation	128.1	111.7	108.4	83.0	80.1	30.6	28.9

EBITDA	$433.0	$351.8	$327.8	$404.8	$445.6	$122.0	$96.5

Impairment charges(a)	135.6	75.8	173.9	12.6	36.0	—	—
Other operating expenses, net(b)	12.0	177.7	140.3	86.2	(39.1)	21.7	20.9
Other expense (income), net(c)	17.6	1.9	4.0	(4.5)	(4.6)	1.9	10.0

Adjusted EBITDA	$598.2	$607.2	$646.0	$499.1	$437.9	$145.6	$127.4

(a)	The 2013 impairment charges primarily related to the write-off of goodwill related to the Rest of World segment as well as the write-off of capitalized software costs related to a global ERP system. The 2012 and 2011 impairment charges primarily related to the impairment of goodwill in the EMEA segment. The 2010 and 2009 impairment charges primarily related to impairments of idle properties and equipment.
(b)	Other operating expense (income), net primarily consists of pension mark to market adjustments, acquisition and integration related expenses, employee stock based compensation expense, redundancy and restructuring costs, advisory fees paid to stockholders, and other unusual and non-recurring expenses.
(c)	Other expense, net consists of gains and losses on foreign currency transactions, undesignated derivative instruments, ineffective portion of cash flow hedges, and debt refinancing costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading global chemical distributor and provider of innovative value-added services. For the fiscal year ended December 31, 2013, we held the #1 market position in North America and the #2 market position in Europe. We source chemicals from over 8,800 producers worldwide and provide a comprehensive array of products and services to over 133,000 customer locations in over 150 countries. Our scale and broad geographic reach, combined with our deep product knowledge, end market expertise and our differentiated value-added services, provide us with a distinct competitive advantage and enable us to offer customers a “one-stop shop” for their chemical needs. As a result, we believe we are strategically positioned for significant growth and to increase our market share.

Since hiring our President and CEO, Erik Fyrwald, in May 2012, we have significantly enhanced our management team, hiring 12 of our top 18 executives, and have implemented a series of transformational initiatives to drive growth and operating performance. These initiatives include:

•	focusing increased efforts on strengthening our market, technical and product expertise in attractive, high-growth industry sectors, such as oil and gas, water treatment, agricultural sciences, food ingredients, cleaning and sanitization, pharmaceutical and personal care;

•	increasing and enhancing our value-added services, such as specialty product blending, automated tank monitoring and refill of less than truckload quantities, chemical waste management and digitally-enabled marketing and sales;

•	undertaking a series of measures to drive operational excellence, such as enhancing our supply chain and logistics expertise, reducing procurement costs, streamlining back-office functions and improving our working capital efficiency;

•	pursuing commercial excellence programs, including significantly increasing our global sales force, establishing a performance driven sales culture and developing our proprietary, analytics-based mobile sales force tools; and

•	continuing to improve upon our distribution industry leadership in safety performance, which serves as a differentiating factor for both producers and our customers.

These initiatives have contributed to increases in Adjusted EBITDA of 23.0% and 14.3% year-over-year for the three-month periods ending December 31, 2013 and March 31, 2014, respectively, and we believe we are well-positioned to continue to capture market share while growing Adjusted EBITDA. In the twelve months ended March 31, 2014, we generated $10.4 billion in net sales and $616.4 million in Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income (loss), see “Prospectus Summary—Summary Consolidated Financial and Operating Data.”

Key Business Metrics

Net sales. We generate net sales primarily through the sale of chemicals to our customers. Our net sales also include billings for freight and handling charges and fees earned for services provided, and is presented net of any discounts, returns, customer rebates and sales or other revenue-based tax.

Gross profit and gross margin. We believe that gross profit and gross margin are useful for evaluating our operating performance. We define gross profit as net sales less cost of goods sold (exclusive of depreciation). We define gross margin as gross profit divided by net sales. Our cost of goods sold includes all inventory costs, such as purchase prices from suppliers, net of any rebates received, as well as inbound freight and handling, direct labor and other costs incurred to blend and repackage the product and is exclusive of costs to deliver the products we buy from producers and depreciation expense. Cost of goods sold is recognized based on the weighted average cost of the inventory sold. Our gross profit may not be comparable to those of other companies, as other companies may include all of the costs related to their distribution network in cost of goods sold.

Operating expenses. Our operating expenses consist of outbound freight and handling, warehousing, selling and administrative expenses, other operating expenses, net, depreciation, amortization and impairment charges. Outbound freight and handling expenses include direct costs in delivering products to customers, such as direct labor costs, fuel and common carrier activity. Warehousing, selling and administrative expenses include indirect labor costs, which consist of substantially all labor costs not related to blending and repackaging, and other general and administrative expenses such as occupancy, warehousing, marketing, selling, and information technology. Other operating expenses, net primarily consists of pension mark to market adjustments, acquisition and integration related expenses, employee stock based compensation expense, redundancy and restructuring costs, advisory fees paid to stockholders, and other unusual and non-recurring expenses.

Adjusted EBITDA. In addition to our net income (loss) determined in accordance with GAAP, we evaluate operating performance using Adjusted EBITDA, which we define as our consolidated net income (loss), plus the sum of interest expense, net of interest income, income tax expense (benefit), depreciation, amortization, other operating expenses, net (which primarily consists of pension mark to market adjustments, acquisition and integration related expenses, employee stock based compensation expense, redundancy and restructuring costs, advisory fees paid to stockholders, and other unusual and non-recurring expenses), impairment charges, loss on extinguishment of debt and other expense (income), net (which consists of gains and losses on foreign currency transactions and undesignated derivative instruments, ineffective portion of cash flow hedges, and debt refinancing costs). We believe that Adjusted EBITDA is an important indicator of operating performance because:

•	we report Adjusted EBITDA to our lenders as required under the covenants of our credit agreements;

•	Adjusted EBITDA excludes the effects of income taxes, as well as the effects of financing and investing activities by eliminating the effects of interest, depreciation and amortization expenses;

•	we consider gains (losses) on the acquisition, disposal and impairment of assets as resulting from investing decisions rather than ongoing operations; and

•	other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of our results.

For reconciliations of Adjusted EBITDA to net income, see “Prospectus Summary—Summary Consolidated Financial and Operating Data” and “Selected Financial Data.”

Key Factors Affecting Operating Results and Financial Condition

Economic conditions and industry trends. Our business depends on demand from customers for chemicals. Because the vast majority of the chemicals we sell are used in industrial production, the chemical market has historically performed in line with broader industrial production trends as well as trends in end markets affecting industrial production such as consumer goods. As general economic conditions improve or deteriorate, industrial production generally and chemicals consumption more specifically tend to move correspondingly, particularly in those industry sectors or geographic areas most directly affected by the changed economic conditions. Although these changes in industrial production and economic activity also affect chemical distribution, they tend to do so to a lesser extent. The changes in industrial production and economic activity have been mitigated by the trend toward outsourcing of distribution by larger chemical producers as well as specific strategies employed by chemical producers.

Acquisitions. From time to time we enter into strategic acquisitions to expand into new markets, new platforms and new geographies in an effort to better service existing customers and attract new ones. In accordance with GAAP, the results of the acquisitions we completed are reflected in our consolidated financial statements from the date of acquisition forward. We incur transaction and integration costs prior to fully realizing the benefits of acquisition synergies.

In 2013, we completed one acquisition for an aggregate purchase price of $92.4 million. On May 16, 2013, we acquired 100% of the equity interest in Quimicompuestos S.A. de C.V., or Quimicompuestos, a leading distributor of commodity chemicals in Mexico. The acquisition provides us with a strong platform for future growth in Mexico and enables us to offer its customers and suppliers the complete end to end value proposition with both specialty chemical and commodity offerings. See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for further information on the acquisition.

In 2012, we completed one acquisition for an aggregate purchase price of $517.0 million. On December 11, 2012, we acquired 100% of the equity interest in Magnablend Holdings, Inc., or Magnablend, a Texas-based provider of custom specialty chemical manufacturing, blending and packaging solutions. The acquisition provides us with a strong platform for future growth in the rapidly growing North American oil and gas market.

In 2011, we completed three acquisitions for an aggregate purchase price of $158.5 million.

On January 3, 2011, we acquired 100% of the equity interest in Quaron S.A.S., or Quaron, a leading chemical distributor in Belgium and the Netherlands. The combined organizations will offer better product selection and enhanced value-added services to customers and provide supplier partners with greater opportunities for sales growth and technical service.

On March 16, 2011, we completed an acquisition of 100% of the equity interest in Eral A.S. and Protek A.S., or, collectively, Eral-Protek, a leading chemical distributor in Turkey. This acquisition gives us a greater presence in the region, as Turkey is a growing market and an important logistical and cultural bridge between Europe and our growing Middle Eastern and African businesses.

On August 31, 2011, we completed an acquisition of 100% of the equity interest in Arinos Quimica, or Arinos, a leading chemical distributor of specialty and commodity chemicals and high-value services in Brazil. The acquisition provides us with a presence in the Brazilian market and will provide customers with access to a broader base of products through our existing global supply chain.

Volume-based pricing. We generally procure chemicals through purchase orders rather than under long-term contracts with firm commitments. Our arrangements with key producers are typically embodied in agreements that we refer to as framework supply agreements. We work to develop strong relationships with a select group of producers that we target based on a number of factors, including price, breadth of product offering, quality, market recognition, delivery terms and schedules, continuity of supply and their strategic positioning. Our framework supply agreements with chemicals producers typically renew annually and, while they generally do not provide for specific product pricing, many include volume-based financial incentives that we earn by meeting or exceeding target purchase volumes. Our ability to earn these volume-based incentives is an important factor in improving our financial results.

Cost Savings. We are increasingly focusing on our procurement organization to reduce sourcing costs and are implementing robust inventory planning and stocking systems. We are also in the process of centralizing, improving and consolidating our indirect-spend, including third party transportation, all in an effort to reduce costs as well as improve reliability and improve the level of service we offer customers. We are also currently implementing a pan-European realignment to consolidate our European operations, including our information technology systems, raw materials procurement, logistics, route operations and the management of producer relationships in order to benefit from economies of scale and improve cost efficiency.

Working capital. In addition to affecting our net sales, fluctuations in chemical prices tend to result in changes in our reported inventories, trade receivables and trade payables even when our sales volumes and our rate of turnover of these working capital items remain relatively constant. Our business is characterized by a relatively high level of reported working capital, the effects of which can be compounded by increases in chemical prices. Our initiatives to improve realization of receivables and inventory management have enabled us to improve our working capital position (represented by the number of days of sales in working capital) by six days from December 31, 2009 to December 31, 2013.

Foreign currencies. We operate an international business and deal in most major currencies. Although our multi-national operations provide some insulation against the effect of regional economic downturns, they also expose us to currency risk. In 2013, approximately 42% of our net sales came from outside the United States, most of which were foreign currency sales denominated in euro, Canadian dollars and British pounds sterling. The functional currency of our operations outside the United States is generally the local currency. Transactions in local markets are generally recorded in the local functional currency at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange prevailing at the balance sheet date. Fluctuations in exchange rates between the U.S. dollar and other currencies affect the translation of our financial results. We have not generally hedged this translation risk. In this Management’s Discussion and Analysis, we present the impact of foreign currency translation on our income statement information, which we calculate by applying the average of the daily currency exchange rates for the prior year period to the current year’s local currency results. Fluctuations in exchange rates also affect our consolidated balance sheet. Changes in the U.S. dollar values of our consolidated assets and liabilities resulting from exchange rate movements may also cause us to record foreign currency gains and losses. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

In addition to currency translation risks, in some cases we incur costs in currencies other than those in which we record related net sales. Because of the local basis on which these exposures arise, however, and because they are typically of short duration, they tend not to be material to our results. In any event, we tend to hedge our transaction risk by using foreign-exchange forward contracts either through specific hedges for significant transactions or through hedging on a portfolio basis to address currency transaction mismatches embedded in the large number of our smaller transactions.

Quarterly results/seasonality. Seasonal changes may affect our business and results of operations. Our net sales are affected by the level of industrial production, which tends to decline in the fourth quarter of each year. Certain of our end markets also experience seasonal fluctuations, which also affect our net sales and results of operations. For example, our sales to the agricultural end market, particularly in Canada, tend to peak in the second and third quarters in each year, depending in part on weather-related variations in demand for agricultural chemicals. Sales to other end markets such as paints and coatings or water treatment may also be affected by changing seasonal weather conditions. See “—Quarterly Results of Operations Data.”

Reporting Segments

Our operations are structured into four operating segments that represent the geographic areas under which we operate and manage our business. These segments are USA, Canada, EMEA and Rest of World.

We monitor the results of our operating segments separately for the purpose of making decisions about resource allocation and performance assessment. We evaluate performance on the basis of Adjusted EBITDA.

We set transfer prices between operating segments on an arms-length basis in a similar manner to transactions with third parties. We allocate corporate operating expenses that directly benefit our operating segments on a basis that reasonably approximates our estimates of the use of these services.

Other/Eliminations represents the elimination of inter-segment transactions as well as unallocated corporate costs consisting of costs specifically related to parent company operations that do not directly benefit segments, either individually or collectively. In the analysis of our results of operations, we discuss operating segment results for the current reporting period following our consolidated results of operations period-to-period comparison.

Results of Operations

The following tables set forth, for the periods indicated, certain statements of operations data first on the basis of reported data and then as a percentage of total net sales for the relevant period. The financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

	Three Months Ended				Favorable (unfavorable)	% Change	Impact of Currency*
(in U.S. $ millions)	March 31, 2014		March 31, 2013
Net sales	$2,516.4	100.0%	$2,490.5	100.0%	$25.9	1.0%	(1.0)%
Cost of goods sold (exclusive of depreciation)	2,044.0	81.2%	2,026.2	81.4%	(17.8)	(0.9)%	1.0%

Gross profit	472.4	18.8%	464.3	18.6%	8.1	1.7%	(0.8)%
Operating expenses:
Outbound freight and handling	87.8	3.5%	82.7	3.3%	(5.1)	(6.2)%	0.8%
Warehousing, selling and administrative	239.0	9.5%	254.2	10.2%	15.2	6.0%	0.5%
Other operating expenses, net	21.7	0.9%	20.9	0.8%	(0.8)	(3.8)%	—%
Depreciation	30.6	1.2%	28.9	1.2%	(1.7)	(5.9)%	0.3%
Amortization	23.7	0.9%	24.7	1.0%	1.0	4.0%	2.0%

Total operating expenses	402.8	16.0%	411.4	16.5%	8.6	2.1%	0.6%

Operating income	69.6	2.8%	52.9	2.1%	16.7	31.6%	(2.3)%

Other (expense) income:
Interest income	2.4	0.1%	2.6	0.1%	(0.2)	(7.7)%	—%
Interest expense	(66.3)	(2.6)%	(101.5)	(4.1)%	35.2	34.7%	—%
Loss on extinguishment of debt	(1.2)	—%	(2.5)	(0.1)%	1.3	52.0%	(4.0)%
Other expense, net	(1.9)	(0.1)%	(10.0)	(0.4)%	8.1	81.0%	2.0%

Total other expense	(67.0)	(2.7)%	(111.4)	(4.5)%	44.4	39.9%	0.1%

Income (loss) before income taxes	2.6	0.1%	(58.5)	(2.3)%	61.1	104.4%	(1.7)%
Income tax expense (benefit)	5.4	0.2%	(5.3)	(0.2)%	(10.7)	(201.9)%	—%

Net loss	$(2.8)	(0.1)%	$(53.2)	(2.1)%	50.4	94.7%	(1.9)%

*	Foreign currency translation is included in the % change. Unfavorable impacts from foreign currency translation are designated with parentheses.

Net sales

Net sales were $2,516.4 million in the three months ended March 31, 2014, an increase of $25.9 million, or 1.0%, from the three months ended March 31, 2013. The comparability of these periods is impacted by the May 2013 acquisition of Quimicompuestos in Mexico, which contributed additional revenues of $53.5 million in the three months ended March 31, 2014. Excluding the impact of Quimicompuestos, sales volumes increased net sales by 1.7% for the comparative periods as the result of increases in the USA and Canada segments, partially offset by a decrease in the EMEA and Rest of World segments. Excluding the effect of Quimicompuestos, pricing and product mix decreased net sales by 1.8% as a result of decreases in the USA segment partially offset by increases in the Canada, EMEA and Rest of World segments. Foreign currency translation decreased net sales by 1.0% when compared to the three months ended March 31, 2013, primarily due to the U.S. dollar strengthening against the Canadian dollar.

Gross profit

Gross profit increased $8.1 million, or 1.7%, from the three months ended March 31, 2013 to $472.4 million. Quimicompuestos contributed additional gross profit of $6.9 million in the three months ended March 31, 2014. Excluding the effect of Quimicompuestos, gross profit increased by 1.7% due to increases in sales volumes. Gross profit decreased by 0.6% primarily due to changes in pricing and product mix resulting from decreases in the USA segment, partially offset by increases in the Canada, EMEA and Rest of World segments. Foreign currency translation decreased gross profit by 0.8% when compared to the three months ended March 31, 2013 mainly due to the U.S. dollar strengthening against the Canadian dollar. Gross margin, which we define as gross profit divided by net sales, increased to 18.8% in the three months ended March 31, 2014 from 18.6% in the three months ended March 31, 2013 due to average purchasing costs decreasing at a faster rate than average selling prices.

Outbound freight and handling

Outbound freight and handling expenses increased $5.1 million, or 6.2%, compared to the three months ended March 31, 2013 to $87.8 million, and increased as a percentage of net sales from 3.3% in the three months ended March 31, 2013 to 3.5% in the three months ended March 31, 2014, which was primarily attributable to the increase in sales volumes. Foreign currency translation decreased outbound freight and handling by 0.8%.

Warehousing, selling and administrative

Warehousing, selling and administrative expenses decreased $15.2 million, or 6.0%, compared to the three months ended March 31, 2013 to $239.0 million, and decreased as a percentage of net sales from 10.2% in the three months ended March 31, 2013 to 9.5% in the three months ended March 31, 2014. The decrease was attributable to reductions in payroll related expenses, temporary and contract labor, professional fees from outside services, and uninsured losses and settlements, which were partially offset by Quimicompuestos contributing an additional $4.7 million in warehousing, selling and administrative expenses in the three months ended March 31, 2014. Foreign currency translation decreased warehousing, selling and administrative expenses by 0.5%.

Other operating expenses, net

Other operating expenses, net increased $0.8 million, or 3.8%, compared to the three months ended March 31, 2013 to $21.7 million and increased as a percentage of net sales from 0.8% in the three months ended March 31, 2013 to 0.9% in the three months ended March 31, 2014. The increase was primarily due to increased consulting costs partially offset by lower acquisition and integration costs and contingent consideration fair value adjustments related to acquisitions. Foreign currency translation did not have a significant impact on other operating expenses, net.

Depreciation and amortization

Depreciation expense increased $1.7 million, or 5.9%, compared to the three months ended March 31, 2013 to $30.6 million. Quimicompuestos contributed additional depreciation expense of $0.6 million for the three months ended March 31, 2014. Foreign currency translation decreased depreciation expense by 0.3%.

Amortization expense decreased $1.0 million, or 4.0%, compared to the three months ended March 31, 2013 to $23.7 million. Amortization expense decreased 2.0% due to foreign currency translation and the lower amortization levels of existing customer relationship intangibles partially offset by an increase in amortization expense due to the amortization of additional intangible assets associated with Quimicompuestos. Customer relationships are amortized on an accelerated basis to mirror the economic pattern of benefit.

Interest expense

Interest expense decreased $35.2 million, or 34.7%, compared to the three months ended March 31, 2013 to $66.3 million primarily as a result of a decrease in fixed interest rates due to the March 2013 refinancing of the 2018 Subordinated Notes and the recognition of $27.1 million in fees associated with the March 2013 early payment on the 2018 Subordinated Notes of $350.0 million. Foreign currency translation did not have a significant impact on interest expense.

Other expense, net

Other expense, net decreased $8.1 million, or 81.0%, compared to the three months ended March 31, 2013 to $1.9 million primarily as a result of lower debt refinancing fees and less foreign currency transaction losses in the three months ended March 31, 2014.

Income tax expense (benefit)

Income tax expense increased $10.7 million, or 201.9%, from an income tax benefit of $5.3 million in the three months ended March 31, 2013 to an income tax expense of $5.4 million in the three months ended March 31, 2014, primarily due to the rate of realization of actual to forecasted earnings and losses.

Segment results

Our Adjusted EBITDA by operating segment and in aggregate is summarized in the following tables:

(in U.S. $ millions)	USA	Canada	EMEA	Rest of World	Other/ Elimin- ations(1)	Consolidated
	Three Months Ended March 31, 2014
Net sales:
External customers	$1,466.5	$319.5	$597.8	$132.6	$—	$2,516.4
Inter-segment	27.4	3.0	1.0	—	(31.4)	—

Total net sales	1,493.9	322.5	598.8	132.6	(31.4)	2,516.4
Cost of goods sold (exclusive of depreciation)	1,214.0	263.5	484.1	113.8	(31.4)	2,044.0

Gross profit	279.9	59.0	114.7	18.8	—	472.4
Outbound freight and handling	54.9	12.1	19.2	1.6	—	87.8
Warehousing, selling and administrative (operating expenses)	128.1	24.6	72.1	13.5	0.7	239.0

Adjusted EBITDA	$96.9	$22.3	$23.4	$3.7	$(0.7)	$145.6

Other operating expenses, net						21.7
Depreciation						30.6
Amortization						23.7
Loss on extinguishment of debt						1.2
Interest expense, net						63.9
Other expense, net						1.9
Income tax expense						5.4

Net loss						$(2.8)

(in U.S. $ millions)	USA	Canada	EMEA	Rest of World	Other/ Elimin- ations(1)	Consolidated
	Three Months Ended March 31, 2013
Net sales:
External customers	$1,483.2	$326.8	$601.1	$79.4	$—	$2,490.5
Inter-segment	28.3	1.8	1.0	—	(31.1)	—

Total net sales	1,511.5	328.6	602.1	79.4	(31.1)	2,490.5
Cost of goods sold (exclusive of depreciation)	1,231.4	267.6	491.2	67.1	(31.1)	2,026.2

Gross profit	280.1	61.0	110.9	12.3	—	464.3
Outbound freight and handling	51.0	10.1	20.0	1.6	—	82.7
Warehousing, selling and administrative (operating expenses)	135.6	25.6	80.6	9.8	2.6	254.2

Adjusted EBITDA	$93.5	$25.3	$10.3	$0.9	$(2.6)	$127.4

Other operating expenses, net						20.9
Depreciation						28.9
Amortization						24.7
Loss on extinguishment of debt						2.5
Interest expense, net						98.9
Other expense, net						10.0
Income tax benefit						(5.3)

Net loss						$(53.2)

(1)	Other/Eliminations represents the elimination of intersegment transactions as well as unallocated corporate costs consisting of costs specifically related to parent company operations that do not directly benefit segments, either individually or collectively.

USA. External sales in the USA segment of $1,466.5 million decreased by $16.7 million, or 1.1%, in the three months ended March 31, 2014 compared to the three months ended March 31, 2013. Sales volumes increased external sales dollars by 4.5% and pricing and product mix decreased external sales dollars by 5.6% primarily resulting from efforts to increase volumes by offering more competitive pricing as well as market growth in the oil and gas markets. Gross profit decreased $0.2 million, or 0.1%, to $279.9 million in the three months ended March 31, 2014. Gross profit decreased by 4.6% due to pricing, product costs and product mix primarily due to a reduction in average selling prices as well as a greater shift in product mix towards commodity products which have lower gross margins, which was partially offset by the 4.5% increase in sales volumes. Gross margin increased from 18.9% in the three months ended March 31, 2013 to 19.1% during the three months ended March 31, 2014 due to average purchasing costs decreasing at a faster rate than average selling prices. Outbound freight and handling expenses increased $3.9 million, or 7.6%, to $54.9 million in the three months ended March 31, 2014 primarily due to the increase in sales volumes. Operating expenses decreased $7.5 million, or 5.5%, to $128.1 million in the three months ended March 31, 2014 due to lower outside professional fees in 2014 resulting from costs incurred in 2013 for a sales and operations planning project, lower uninsured losses and settlements in 2014 resulting from lower claim activity and lower corporate cost allocations in 2014. These reductions were partially offset by higher personnel expenses. Operating expenses as a percentage of external sales decreased from 9.1% in the three months ended March 31, 2013 to 8.7% in the three months ended March 31, 2014.

Adjusted EBITDA increased by $3.4 million, or 3.6%, to $96.9 million in the three months ended March 31, 2014. Adjusted EBITDA margin increased from 6.3% in the three months ended March 31, 2013 to 6.6% in the three months ended March 31, 2014 as a result of the lower operating expenses as a percentage of external sales.

Canada. External sales in the Canada segment of $319.5 million decreased by $7.3 million, or 2.2%, in the three months ended March 31, 2014 compared to the three months ended March 31, 2013. Sales volumes increased external sales dollars by 3.3% due to growth in key product families including methanol, caustic soda, and fuel additives partially due to the colder temperatures. These sales volume increases were partially offset by decreased volume in commodities and products sold in the manufacturing sector (attributable to the softening of general macroeconomic conditions within Canada). Pricing and product mix increased external sales dollars by 3.7% due to an increased mix of products with higher average selling prices including methanol, sulfates and fuel additives. Foreign currency translation decreased external sales dollars by 9.2% as the Canadian dollar weakened against the U.S. dollar when comparing the three months ended March 31, 2014 to the three months ended March 31, 2013. Gross profit decreased by $2.0 million, or 3.3%, to $59.0 million in the three months ended March 31, 2014. Gross profit decreased 9.2% due to foreign currency translation partially offset by an increase of 3.3% from sales volumes and an increase of 2.6% from changes in pricing and product mix discussed above. There were no significant changes in product costs. Gross margin decreased from 18.7% in the three months ended March 31, 2013 to 18.5% in the three months ended March 31, 2014. Outbound freight and handling expenses increased $2.0 million, or 19.8%, to $12.1 million primarily due to the increase in sales volumes. Operating expenses decreased by $1.0 million, or 3.9%, to $24.6 million in the three months ended March 31, 2014 and decreased as a percentage of external sales from 7.8% in the three months ended March 31, 2013 to 7.7% in the three months ended March 31, 2014. The decrease in operating expenses primarily relates to foreign currency translation and lower corporate cost allocations.

Adjusted EBITDA decreased by $3.0 million, or 11.9%, to $22.3 million in the three months ended March 31, 2014. Foreign currency translation decreased Adjusted EBITDA by 8.3%. Adjusted EBITDA margin decreased from 7.7% in the three months ended March 31, 2013 to 7.0% in the three months ended March 31, 2014 primarily due to foreign currency translation.

EMEA. External sales in the EMEA segment of $597.8 million decreased by $3.3 million, or 0.6%, in the three months ended March 31, 2014 compared to the three months ended March 31, 2013. Sales volumes decreased external sales dollars by 5.3% primarily related to the expiration of a high-volume customer contract as well as lower sales of winter products resulting from a milder 2014 winter season. Changes in pricing and product mix increased external sales dollars by 2.3% primarily from an increase in average selling prices. Foreign currency translation increased external sales dollars by 2.4% primarily from the strengthening of the British pound and the euro against the U.S. dollar when comparing the three months ended March 31, 2014 to the three months ended March 31, 2013. Gross profit increased $3.8 million, or 3.4%, to $114.7 million in the three months ended March 31, 2014. Gross profit increased 5.7% due to pricing, product costs, and product mix primarily resulting from improved margins in the coatings and adhesives market and the expiration of a lower than average margin customer contract plus an increase of 3.0% from foreign currency translation, which were partially offset by a decrease of 5.3% in sales volumes. Gross margin increased from 18.4% in the three months ended March 31, 2013 to 19.2% in the three months ended March 31, 2014. Outbound freight and handling expenses decreased $0.8 million, or 4.0%, to $19.2 million primarily due to the decrease in sales volumes. Operating expenses decreased $8.5 million, or 10.5%, to $72.1 million in the three months ended March 31, 2014 and decreased as a percentage of external sales from 13.4% in the three months ended March 31, 2013 to 12.1% in the three months ended March 31, 2014, resulting from realizing the benefits of productivity initiatives as well as lower bad debt expense in 2014.

Adjusted EBITDA increased by $13.1 million, or 127.2% to $23.4 million in the three months ended March 31, 2014. Foreign currency translation increased Adjusted EBITDA by 6.8%. Adjusted EBITDA margin increased from 1.7% in the three months ended March 31, 2013 to 3.9% in the three months ended March 31, 2014 as a result of the increase in gross margin and a decrease in operating expenses as a percentage of external sales.

Rest of World. External sales in the Rest of World segment of $132.6 million increased by $53.2 million, or 67.0%, in the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

Quimicompuestos contributed external sales of $53.5 million in the three months ended March 31, 2014. Excluding Quimicompuestos, sales volumes decreased external sales dollars by 13.1%, which was primarily attributable to decreases in Singapore and China related to competitive pressures and weaker demand. Changes in pricing and product mix increased external sales dollars by 24.2% due to higher average selling prices in the Asia-Pacific region partially offset by lower pricing in Brazil resulting from both competitive pressures and a shift in mix towards lower priced commodity products. Foreign currency translation decreased external sales dollars by 11.5% when comparing the three months ended March 31, 2014 to the three months ended March 31, 2013 primarily due to the U.S. dollar strengthening against the Mexican peso and Brazilian real. Gross profit increased $6.5 million, or 52.8%, to $18.8 million in the three months ended March 31, 2014. Quimicompuestos contributed gross profit of $6.9 million in the three months ended March 31, 2014. Excluding Quimicompuestos, gross profit decreased by 13.1% due to sales volumes and decreased 12.2% due to foreign currency translation partially offset by increases of 22.1% due to pricing, product costs and product mix primarily related to improved margins in the Asia-Pacific region offset by a shift in product mix towards lower margin products in Brazil and Mexico. Gross margin decreased from 15.5% in the three months ended March 31, 2013 to 14.2% in the three months ended March 31, 2014 , or 15.0% excluding Quimicompuestos. Outbound freight and handling expenses did not significantly change period over period. Operating expenses increased $3.7 million, or 37.8%, to $13.5 million in the three months ended March 31, 2014 primarily due to an additional $4.7 million of operating expenses from Quimicompuestos.

Adjusted EBITDA was $3.7 million in the three months ended March 31, 2014, an increase of $2.8 million (an increase of $0.5 million excluding Quimicompuestos). Adjusted EBITDA margin increased from 1.1% in the three months ended March 31, 2013 to 2.8% in the three months ended March 31, 2014 (1.8% excluding Quimicompuestos) primarily due to lower operating expenses as a percentage of external sales partially offset by lower gross margins.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year Ended				Favorable (unfavorable)	% Change	Impact of Currency*
(in U.S. $ millions)	December 31, 2013		December 31, 2012
Net sales	$10,324.6	100.0%	$9,747.1	100.0%	$577.5	5.9%	0.1%
Cost of goods sold (exclusive of depreciation)	8,448.7	81.8%	7,924.6	81.3%	(524.1)	(6.6)%	(0.1)%

Gross profit	1,875.9	18.2%	1,822.5	18.7%	53.4	2.9%	0.1%
Operating expenses:
Outbound freight and handling	326.0	3.2%	308.2	3.2%	(17.8)	(5.8)%	(0.3)%
Warehousing, selling and administrative	951.7	9.2%	907.1	9.3%	(44.6)	(4.9)%	(0.5)%
Other operating expenses, net	12.0	0.1%	177.7	1.8%	165.7	93.2%	(0.7)%
Depreciation	128.1	1.2%	111.7	1.1%	(16.4)	(14.7)%	(0.3)%
Amortization	100.0	1.0%	93.3	1.0%	(6.7)	(7.2)%	0.4%
Impairment charges	135.6	1.3%	75.8	0.8%	(59.8)	(78.9)%	2.8%

Total operating expenses	1,653.4	16.0%	1,673.8	17.2%	20.4	1.2%	(0.3)%

Operating income	222.5	2.2%	148.7	1.5%	73.8	49.6%	(1.3)%

Other income (expense):
Interest income	11.0	0.1%	9.0	0.1%	2.0	22.2%	—%
Interest expense	(305.5)	(3.0)%	(277.1)	(2.8)%	(28.4)	(10.2)%	—%
Loss on extinguishment of debt	(2.5)	—%	(0.5)	—%	(2.0)	(400.0)%	—%
Other expense, net	(17.6)	(0.2)%	(1.9)	—%	(15.7)	(826.3)%	15.8%

Total other expense	(314.6)	(3.0)%	(270.5)	(2.7)%	(44.1)	(16.3)%	0.1%

Loss before income taxes	(92.1)	(0.9)%	(121.8)	(1.2)%	29.7	24.4%	(1.2)%
Income tax (benefit) expense	(9.8)	(0.1)%	75.6	0.8%	85.4	113.0%	0.7%

Net loss	$(82.3)	(0.8)%	$(197.4)	(2.0)%	115.1	58.3%	(1.0)%

*	Foreign currency translation is included in the % change. Unfavorable impacts from foreign currency translation are designated with parentheses.

Net Sales

Net sales were $10,324.6 million in the year ended December 31, 2013, an increase of $577.5 million, or 5.9%, from the year ended December 31, 2012. The comparability of these periods is impacted by the December 2012 acquisition of Magnablend in the United States and the May 2013 acquisition of Quimicompuestos in Mexico, which together contributed incremental revenues of $530.0 million in the year ended December 31, 2013. Excluding the impact of acquisitions, reported sales volumes increased net sales by 0.2% for the comparative periods as the result of increases in the USA, Canada and EMEA segments, partially offset by a decrease in the Rest of World segment. Excluding the effect of acquisitions, sales pricing and product mix increased net sales by 0.2% as a result of increases in the Canada and Rest of World segments partially offset by decreases in the USA and EMEA segments. Foreign currency translation increased net sales by 0.1% when compared to the year ended December 31, 2012 mainly due to the US dollar weakening against the euro partially offset by the impact of the US dollar strengthening against the Canadian dollar. Refer to the “Segment results” for the year ended December 31, 2013 discussion for additional information.

Gross Profit

Gross profit increased $53.4 million, or 2.9%, to $1,875.9 million in the year ended December 31, 2013. Acquisitions contributed additional gross profit of $89.6 million in the year ended December 31, 2013. Excluding the effect of acquisitions, reported sales volumes increased gross profit by 0.2% in the year ended December 31, 2013. Sales pricing, product cost and other adjustments decreased gross profit by 2.4% as a result of decreases in the USA, Canada and EMEA segments partially offset by an increase in the Rest of World segment. Foreign currency translation increased gross profit by 0.1% in the year ended December 31, 2013, primarily due to the US dollar weakening against the euro partially offset by the impact of the US dollar strengthening against the Canadian dollar. Gross margin decreased to 18.2% in the year ended December 31, 2013 from 18.7% in the year ended December 31, 2012. Refer to the “Segment results” for the year ended December 31, 2013 discussion for additional information.

Outbound Freight and Handling Expenses

Outbound freight and handling expenses increased $17.8 million, or 5.8%, to $326.0 million in the year ended December 31, 2013, and was consistent as a percentage of net sales in the year ended December 31, 2013 and the year ended December 31, 2012 at 3.2%, which was primarily attributable to acquisitions, which contributed $8.6 million and the increase in reported sales volumes. Foreign currency translation increased outbound freight and handling expenses by 0.3%. Refer to the “Segment results” for the year ended December 31, 2013 discussion for additional information.

Warehousing, Selling and Administrative Expenses

Warehousing, selling and administrative expenses increased $44.6 million, or 4.9%, to $951.7 million in the year ended December 31, 2013, but decreased as a percentage of net sales from 9.3% in the year ended December 31, 2012 to 9.2% in the year ended December 31, 2013. Acquisitions contributed an additional $33.7 million in warehousing, selling and administrative expenses in the year ended December 31, 2013. On a constant currency basis and excluding acquisitions, the increase was also attributable to increases in environmental remediation costs of $9.2 million and uninsured losses and settlements of $6.9 million in the year ended December 31, 2013. These increases were partially offset by reductions in legal fees of $4.9 million and professional fees from outside services of $3.4 million. Foreign currency translation increased warehousing, selling and administrative expenses by 0.5% or $4.6 million. The remaining $1.5 million decrease related to several insignificant components. Refer to the “Segment results” for the year ended December 31, 2013 discussion for additional information.

Other Operating Expenses, net

Other operating expenses, net decreased $165.7 million, or 93.2%, to $12.0 million in the year ended December 31, 2013 and decreased as a percentage of net sales from 1.8% in the year ended December 31, 2012 to 0.1% in the year ended December 31, 2013. The decrease was primarily due to a pension mark to market gain relating to the annual remeasurement of our defined benefit and other postretirement plans in the amount of $73.5 million compared to a mark to market loss of $83.6 million in 2012, a $24.5 million gain resulting from the remeasurement of the fair value of the contingent consideration liability associated with our acquisition of Magnablend (resulting from Magnablend not achieving its 2013 performance target and a reduced probability of Magnablend achieving its 2014 performance target), lower acquisition costs of $12.7 million in the year ended December 31, 2013, and a partial reversal of $4.8 million of an accrual recorded in the year ended December 31, 2012 for estimated fines imposed by Autorité de la concurrence, France’s competition authority, for alleged price fixing prior to 2006 which were assessed in 2013 and paid in full as of December 31, 2013. These decreases were offset by higher redundancy and restructuring costs of $41.6 million as well as higher consulting costs of $14.2 million associated with the implementation of several regional initiatives aimed at streamlining our cost structure and improving our operations in the year ended December 31, 2013. These expenses primarily included costs from initiatives in the USA and EMEA segments, including relocations. Currency translation increased operating expenses, net by 0.7% or $1.2 million in the year ended December 31, 2013. Refer to “Note 4: Other operating expenses, net” for additional information.

Depreciation and Amortization

Depreciation expense increased $16.4 million, or 14.7%, to $128.1 million in the year ended December 31, 2013. Acquisitions contributed additional depreciation expense of $4.5 million in the year ended December 31, 2013. The remaining increase was largely due to accelerating depreciation on leasehold improvements of $4.6 million related to vacating leased property as well as the completion of internally developed software projects which were placed into service towards the end of the year ended December 31, 2012 and during the year ended December 31, 2013. Foreign currency translation increased depreciation expense by 0.3% or $0.3 million. Amortization expense increased $6.7 million, or 7.2%, to $100.0 million in the year ended December 31, 2013 due to the amortization of intangible assets associated with acquisitions partially offset by a decrease in amortization expense of 0.4% or $0.4 million due to foreign currency translation and the lower amortization levels of existing customer relationship intangibles. Customer relationships are amortized on an accelerated basis to mirror the economic pattern of benefit.

Impairment Charges

Impairment charges of $135.6 million were recorded in the year ended December 31, 2013 compared to $75.8 million in the year ended December 31, 2012. The 2013 impairment charges primarily related to the writeoff of goodwill of $73.3 million related to the Rest of World segment as well as the write-off of capitalized software costs of $58.0 million related to a new global ERP system. The impairment of goodwill for the Rest of World segment was triggered by the deterioration in general economic conditions within some of the segment’s significant locations as well as revised financial projections. The impairment of the global ERP system was triggered by our decision to discontinue its implementation. The 2012 impairment charges primarily relate to the impairment of goodwill in the EMEA segment.

Interest Expense

Interest expense increased by $28.4 million, or 10.2%, to $305.5 million in the year ended December 31, 2013, primarily as a result of the recognition of $27.1 million in fees associated with the $350.0 million early payment of the 2018 Subordinated Notes in March 2013. Foreign currency translation did not have a significant impact on interest expense in the year ended December 31, 2013.

Other Expense, net

Other expense, net increased from $1.9 million in the year ended December 31, 2012 to $17.6 million in the year ended December 31, 2013. The increase was primarily related to higher foreign currency transaction losses in the year ended December 31, 2013 as well as gains from the fair value remeasurement of the interest rate swap in the year ended December 31, 2012. Refer to ‘Note 5: Other expense, net” for additional information.

Income Tax (Benefit) Expense

Income tax expense decreased $85.4 million, or 113.0%, from an income tax expense of $75.6 million in the year ended December 31, 2012 to an income tax benefit of $9.8 million in the year ended December 31, 2013, primarily due to a prior year unfavorable impact of the recognition of a valuation allowance in the United States on certain deferred tax assets of $89.2 million, a net benefit for the effect of flow-through entities of $15.1 million, a current year contingent consideration of $8.6 million, a prior year net French penalty of $7.9 million, a net adjustment to a prior year tax due to a change in estimate of $7.6 million and current year tax deductible goodwill of $6.7 million, offset by a net increase in foreign losses not benefited of $21.5 million and a net increase in goodwill impairment of $13.4 million. The remaining $14.8 million increase related primarily to an increase in earnings.

Segment Results

Our Adjusted EBITDA by operating segment and in the aggregate for the years ended December 31, 2013 and December 31, 2012 is summarized in the following tables:

(in U.S. $ millions)	USA	Canada	EMEA	Rest of World	Other/ Eliminations(1)	Consolidated
	Year Ended December 31, 2013
Net sales:
External customers	$5,964.5	$1,558.7	$2,326.8	$474.6	$—	$10,324.6
Inter-segment	116.5	8.0	4.0	—	(128.5)	—

Total net sales	6,081.0	1,566.7	2,330.8	474.6	(128.5)	10,324.6
Cost of goods sold (exclusive of depreciation)	4,953.4	1,316.6	1,902.9	404.3	(128.5)	8,448.7

Gross profit	1,127.6	250.1	427.9	70.3	—	1,875.9
Outbound freight and handling	201.3	41.6	76.1	7.0	—	326.0
Warehousing, selling and administrative (operating expenses)	492.6	102.4	299.3	48.3	9.1	951.7

Adjusted EBITDA	$433.7	$106.1	$52.5	$15.0	$(9.1)	$598.2

Other operating expenses, net						12.0
Depreciation						128.1
Amortization						100.0
Impairment charges						135.6
Loss on extinguishment of debt						2.5
Interest expense, net						294.5
Other expense, net						17.6
Income tax benefit						(9.8)

Net loss						$(82.3)

(in U.S. $ millions)	USA	Canada	EMEA	Rest of World	Other/ Eliminations(1)	Consolidated
	Year Ended December 31, 2012
Net sales:
External customers	$5,659.2	$1,494.4	$2,283.0	$310.5	$—	$9,747.1
Inter-segment	138.2	16.0	4.3	—	(158.5)	—

Total net sales	5,797.4	1,510.4	2,287.3	310.5	(158.5)	9,747.1
Cost of goods sold (exclusive of depreciation)	4,728.7	1,242.0	1,851.1	261.3	(158.5)	7,924.6

Gross profit	1,068.7	268.4	436.2	49.2	—	1.822.5
Outbound freight and handling	186.1	38.1	77.7	6.3	—	308.2
Warehousing, selling and administrative (operating expenses)	456.6	103.8	298.8	39.2	8.7	907.1

Adjusted EBITDA	$426.0	$126.5	$59.7	$3.7	$(8.7)	607.2

Other operating expenses, net						177.7
Depreciation						111.7
Amortization						93.3
Impairment charges						75.8
Loss on extinguishment of debt						0.5
Interest expense, net						268.1
Other expense, net						1.9
Income tax expense						75.6

Net loss						$(197.4)

(1)	Other/Eliminations represents the elimination of intersegment transactions as well as unallocated corporate costs consisting of costs specifically related to parent company operations that do not directly benefit segments, either individually or collectively.

USA. External sales in the USA segment of $5,964.5 million were $305.3 million, or 5.4%, higher in the year ended December 31, 2013. Magnablend contributed external sales of $385.4 million in the year ended December 31, 2013. Excluding Magnablend, reported sales volumes were flat and sales pricing and product mix decreased external sales dollars by 1.4% due to a shift towards lower priced commodity products as well as lower average selling prices. Gross profit increased $58.9 million, or 5.5%, to $1,127.6 million in the year ended December 31, 2013. Magnablend contributed gross profit of $70.2 million in the year ended December 31, 2013. Excluding Magnablend, gross profit decreased 1.1% due to sales pricing, product costs and other adjustments which were attributable to a greater shift towards commodity products, which have lower gross margins. Gross margin of 18.9% remained consistent in the year ended December 31, 2013 and the year ended December 31, 2012 (19.0% without Magnablend). Outbound freight and handling expenses increased $15.2 million, or 8.2%, to $201.3 million in the year ended December 31, 2013, primarily due to the acquisition of Magnablend. Operating expenses increased $36.0 million, or 7.9%, to $492.6 million in the year ended December 31, 2013 and increased as a percentage of net sales from 8.1% in the year ended December 31, 2012 to 8.3% in the year ended December 31, 2013. The increase was due to $22.4 million in expenses incurred by Magnablend, higher personnel expenses of $25.7 million resulting from higher headcount and increased environmental remediation costs of $5.4 million partially offset by lower corporate cost allocations of $11.0 million, legal fees of $2.6 million and lower maintenance and repair expenses of $1.1 million. The remaining $2.8 million decrease related to several insignificant components.

Adjusted EBITDA increased by $7.7 million, or 1.8%, in the year ended December 31, 2013 (a decrease of $30.8 million, or 7.2%, excluding the results of Magnablend). Adjusted EBITDA margin decreased from 7.5% in the year ended December 31, 2012 to 7.3% in the year ended December 31, 2013 (7.1% excluding Magnablend) as a result of the higher operating expenses relative to external sales.

Canada. External sales of $1,558.7 million in the Canadian segment were $64.3 million, or 4.3%, higher in the year ended December 31, 2013. Reported sales volumes increased external sales dollars by 1.8% in the year ended December 31, 2013 due to growth in key product families including methanol, caustic soda, and sodium carbonate as well as market growth in mining, rubber and plastics and increased agricultural sales. These increases were partially offset by a decline in the oil and gas market and the higher than average reported sales volumes of hydrochloric acid and guar in the year ended December 31, 2012. Sales pricing and product mix increased external sales dollars by 5.7% in the year ended December 31, 2013 due to an increased mix of products with higher average selling prices including sulfates and fuel additives. Foreign currency translation decreased external sales dollars by 3.2% in the year ended December 31, 2013 as the US dollar strengthened against the Canadian dollar. Canadian gross profit decreased by $18.3 million, or 6.8%, to $250.1 million in the year ended December 31, 2013. Gross profit decreased by 5.7% due to changes in sales pricing, product costs and other adjustments largely due to an increased shift towards higher cost products as well as reduced gross margins in the year ended December 31, 2013 on hydrochloric acid and guar sales and a decrease of 2.9% from foreign currency translation partially offset by an increase of 1.8% due to reported sales volumes. Gross margin decreased from 18.0% in the year ended December 31, 2012 to 16.0% in the year ended December 31, 2013. Outbound freight and handling expenses increased $3.5 million, or 9.2%, to $41.6 million in the year ended December 31, 2013 primarily due to the increase in reported sales volumes. Operating expenses decreased by $1.4 million, or 1.3%, to $102.4 million in the year ended December 31, 2013 and decreased as a percentage of net sales from 6.9% in the year ended December 31, 2012 to 6.6% in the year ended December 31, 2013. On a constant currency basis, the decrease in operating expenses primarily relates to lower corporate cost allocations of $3.2 million. Foreign currency translation decreased operating expenses by 3.1% or $3.2 million. These decreases were partially offset by higher bad debt expenses of $1.4 million and payroll related expenses of $1.9 million. The remaining $1.7 million increase related to several insignificant components.

Adjusted EBITDA decreased by $20.4 million, or 16.1%, to $106.1 million in the year ended December 31, 2013. Foreign currency translation decreased Adjusted EBITDA by 2.5%. Adjusted EBITDA margin decreased from 8.5% in the year ended December 31, 2012 to 6.8% in the year ended December 31, 2013 primarily due to the reduction in gross margins.

EMEA. External sales in the EMEA segment increased $43.8 million, or 1.9%, to $2,326.8 million in the year ended December 31, 2013. Reported sales volumes increased by 0.2%. Changes in sales pricing and product mix decreased external sales dollars by 0.9% in the year ended December 31, 2013, primarily due to a shift towards lower priced products. Foreign currency translation increased external sales dollars by 2.6% primarily due to the US dollar weakening against the euro. Gross profit decreased $8.3 million, or 1.9%, to $427.9 million in the year ended December 31, 2013 due to a decrease of 4.7% from sales pricing, product costs and other adjustments primarily resulting from a shift towards lower margin products as well as general macroeconomic pressures on gross margins, which were partially offset by a 2.6% increase in gross profit due to foreign currency translation and a 0.2% increase from reported sales volumes. Gross margin decreased from 19.1% in the year ended December 31, 2012 to 18.4% in the year ended December 31, 2013, mostly due to competitive pressures in the challenging economic environment. Outbound freight and handling expenses decreased $1.6 million, or 2.1%, to $76.1 million in the year ended December 31, 2013 primarily due to changes in product mix with lower transportation cost per ton and flow optimization. Operating expenses increased $0.5 million, or 0.2%, to $299.3 million in the year ended December 31, 2013 but decreased as a percentage of external sales from 13.1% in the year ended December 31, 2012 to 12.9% in the year ended December 31, 2013. On a constant currency basis, the increase resulted from an increase in uninsured losses and settlements of $3.9 million, environmental remediation costs of $3.7 million and information technology spend of $2.6 million. Foreign currency translation increased operating expenses by 2.9% or $8.6 million. These increases were partially offset by realizing the benefits of productivity initiatives such as lower personnel expenses and temporary and contract labor of $11.5 million, lower travel costs of $3.4 million, and lower corporate cost allocations of $4.4 million. The remaining $1.0 million increase related to several insignificant components.

Adjusted EBITDA decreased by $7.2 million, or 12.1%, to $52.5 million in the year ended December 31, 2013. Foreign currency translation increased Adjusted EBITDA by 0.2%. Adjusted EBITDA margin decreased from 2.6% in the year ended December 31, 2012 to 2.3% in the year ended December 31, 2013 as a result of the decrease in gross margin partially offset by a decrease in operating expenses as a percentage of external sales.

Rest of World. External sales in the Rest of World segment increased $164.1 million, or 52.9%, to $474.6 million in the year ended December 31, 2013. Quimicompuestos contributed external sales of $144.6 million in the year ended December 31, 2013. Excluding Quimicompuestos, reported sales volumes decreased external sales dollars by 0.3% in the year ended December 31, 2013. Changes in sales pricing and product mix increased external sales dollars by 8.0% due to higher average selling prices in the Asia-Pacific region partially offset by lower sales pricing in Brazil and Mexico resulting from competitive pressures. Foreign currency translation decreased external sales dollars by 1.4% in the year ended December 31, 2013. Gross profit increased $21.1 million, or 42.9%, to $70.3 million in the year ended December 31, 2013. Quimicompuestos contributed gross profit of $19.4 million in the year ended December 31, 2013. Excluding Quimicompuestos, there was an increase of 6.0% from sales pricing, product costs and other adjustments primarily related to improved margins in the Asia-Pacific region offset by a shift towards lower margin products in Brazil and Mexico. These increases were partially offset by a 0.3% decrease in gross profit due to reported sales volumes and a 2.2% decrease in gross profit from foreign currency translation. Gross margin decreased from 15.8% in the year ended December 31, 2012 to 14.8% in the year ended December 31, 2013 (15.4% excluding Quimicompuestos). Operating expenses increased $9.1 million, or 23.2%, to $48.3 million in the year ended December 31, 2013. Quimicompuestos contributed $11.3 million of operating expenses in the year ended December 31, 2013. On a constant currency basis and excluding Quimicompuestos, the increase was partially offset by lower bad debts of $1.1 million. Foreign currency translation decreased operating expenses by 2.6% or $1.0 million. The remaining $0.1 million decrease related to several insignificant components.

Adjusted EBITDA increased by $11.3 million to $15.0 million in the year ended December 31, 2013 (an increase of $2.5 million excluding Quimicompuestos). Adjusted EBITDA margin increased from 1.2% in the year ended December 31, 2012 to 3.2% in the year ended December 31, 2013 (1.9% excluding Quimicompuestos) primarily due to lower operating expenses as a percentage of external sales partially offset by lower gross margins.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Twelve Months Ended
(in U.S. $ millions)	December 31, 2012		December 31, 2011		Favorable (unfavorable)	% Change	Impact of Currency*
Net sales	$9,747.1	100.0%	$9,718.5	100.0%	$28.6	0.3%	(1.9)%
Cost of goods sold	7,924.6	81.3%	7,883.0	81.1%	(41.6)	(0.5)%	1.9%

Gross profit	1,822.5	18.7%	1,835.5	18.9%	(13.0)	(0.7)%	(1.8)%
Operating expenses:
Outbound freight and handling	308.2	3.2%	294.1	3.0%	(14.1)	(4.8)%	2.0%
Warehousing, selling and administrative	907.1	9.3%	895.4	9.2%	(11.7)	(1.3)%	2.6%
Other operating expenses, net	177.7	1.8%	140.3	1.4%	(37.4)	(26.7)%	2.9%
Depreciation	111.7	1.1%	108.4	1.1%	(3.3)	(3.0)%	2.2%
Amortization	93.3	1.0%	90.0	0.9%	(3.3)	(3.7)%	1.2%
Impairment charges	75.8	0.8%	173.9	1.8%	98.1	56.4%	2.5%

Total operating expenses	1,673.8	17.2%	1,702.1	17.5%	28.3	1.7%	2.4%

Operating income	148.7	1.5%	133.4	1.4%	15.3	11.5%	6.0%

Other income (expense):
Interest income	9.0	0.1%	7.1	0.1%	1.9	26.8%	(4.2)%
Interest expense	(277.1)	(2.8)%	(280.7)	(2.9)%	3.6	1.3%	0.9%
Loss on extinguishment of debt	(0.5)	—%	(16.1)	(0.2)%	15.6	96.9%	—%
Other expense, net	(1.9)	—%	(4.0)	—%	2.1	52.5%	—%

Total other expense	(270.5)	(2.8)%	(293.7)	(3.0)%	23.2	7.9%	0.7%

Loss before income taxes	(121.8)	(1.2)%	(160.3)	(1.6)%	38.5	24.0%	6.4%
Income tax expense	75.6	0.8%	15.9	0.2%	(59.7)	(375.5)%	(3.8)%

Net loss	$(197.4)	(2.0)%	$(176.2)	(1.8)%	(21.2)	(12.0)%	5.4%

*	Foreign currency translation is included in the % change. Unfavorable impacts from currency are designated with parentheses.

Net Sales

Net sales were $9,747.1 million in the year ended December 31, 2012, an increase of $28.6 million, or 0.3%, from the year ended December 31, 2011. The comparability of these periods is impacted by the December 2012 acquisition of Magnablend in the United States, the August 2011 acquisition of Arinos in Brazil, and the March 2011 acquisition of Eral-Protek in Turkey. In total, the acquired companies contributed additional revenues of $92.8 million in the year ended December 31, 2012. Including the effect of acquisitions, reported sales volumes decreased net sales by 0.4% as reduced demand in the USA segment offset the additional reported sales volumes from acquisitions and growth in the other regions, including a 3.9% increase in Canada on the strength of the agricultural and energy markets. Sales pricing and product mix increased net sales by 2.6%, primarily as a result of changes in product mix in the USA, Canada and Rest of World segments. This positive impact was partially offset by a negative impact in EMEA due to changes in product mix and falling sales prices because of reduced demand under current economic conditions. Foreign currency translation decreased net sales by 1.9% when compared to the year ended December 31, 2011 as the US dollar has strengthened, most notably against the euro. Refer to the “Segment results” for the year ended December 31, 2012 discussion for additional information.

Gross profit

Gross profit decreased $13.0 million, or 0.7%, to $1,822.5 million in the year ended December 31, 2012. Acquired companies contributed additional gross profit of $11.8 million in the year ended December 31, 2012. Including the effect of acquisitions, reported sales volumes decreased gross profit by 0.4%. Changes in sales pricing, product costs and other adjustments increased gross profit by 1.5%, primarily due to changes in product mix in the USA segment, partially offset by a negative change in EMEA. Foreign currency translation decreased gross profit by 1.8%, primarily related to the EMEA segment. Gross margin decreased to 18.7% in the year ended December 31, 2012 compared to 18.9% in the year ended December 31, 2011. Refer to the “Segment results” for the year ended December 31, 2012 discussion for additional information.

Outbound Freight and Handling Expenses

Outbound freight and handling expenses increased $14.1 million, or 4.8%, to $308.2 million in the year ended December 31, 2012, and increased as a percentage of net sales from 3.0% in the year ended December 31, 2011 to 3.2% in the year ended December 31, 2012, which was primarily attributable to the acquisitions of Magnablend, Arinos and Eral-Protek, which contributed $2.3 million and our initiative to increase our internal fleet. Foreign currency translation decreased outbound freight and handling expenses by 2.0% or $6.0 million. Refer to the “Segment results” for the year ended December 31, 2012 discussion for additional information.

Warehousing, Selling and Administrative Expenses

Warehousing, selling and administrative expenses increased $11.7 million, or 1.3%, to $907.1 million in the year ended December 31, 2012, and increased as a percentage of net sales from 9.2% in the year ended December 31, 2011 to 9.3% in the year ended December 31, 2012. Acquisitions contributed an additional $12.2 million in warehousing, selling and administrative expenses in the year ended December 31, 2012. On a constant currency basis and excluding acquisition activity, the increase was due to higher professional fees and outside services of $20.6 million due to several strategic initiatives, bad debt expense of $7.4 million and travel costs of $5.0 million. Offsetting these increases was a decline in personnel costs of $13.5 million as lower incentive compensation and retirement benefit costs offset the impact of additional headcount. Foreign currency translation decreased warehousing, selling and administrative expenses by 2.6% or $23.3 million. The remaining $3.3 million increase related to several insignificant components. Refer to the “Segment results” for the year ended December 31, 2012 discussion for additional information.

Other Operating Expenses, net

Other operating expenses, net increased $37.4 million, or 26.7%, to $177.7 million in the year ended December 31, 2012, and increased as a percentage of net sales compared to the year ended December 31, 2011. The increase was primarily due to a greater pension mark to market loss of $83.6 million in the year ended December 31, 2012 compared to $49.1 million in the year ended December 31, 2011 relating to the annual remeasurement of our defined benefit plans and the accrual for estimated fines of $17.2 million imposed by the Autorité de la concurrence, France’s competition authority, for alleged price fixing prior to 2006. The increases were partially offset by lower acquisition and integration costs of $9.0 million and redundancy and restructuring charges of $8.2 million. Foreign currency translation decreased other operating expenses, net by 2.9% or $4.1 million. Refer to “Note 4: Other operating expenses, net” for additional information.

Depreciation and Amortization

Depreciation expense increased $3.3 million, or 3.0%, to $111.7 million in the year ended December 31, 2012, primarily due to higher depreciation on capitalized software costs. This increase was partially offset by a decrease in depreciation expense of 2.2% from foreign currency translation.

Amortization expense increased $3.3 million, or 3.7%, to $93.3 million in the year ended December 31, 2012, due to the amortization of intangible assets associated with the acquired companies, partially offset by a decrease in amortization expense of 1.2% from foreign currency translation.

Impairment Charges

Impairment charges in both the year ended December 31, 2012 and the year ended December 31, 2011 primarily relate to the impairment of goodwill in the EMEA segment.

Interest Expense

Interest expense decreased $3.6 million, or 1.3%, to $277.1 million in the year ended December 31, 2012, as a result of the beneficial impact of foreign currency translation of 0.9% or $2.5 million and a decrease in interest rates.

Loss on Extinguishment of Debt

In February 2011, we refinanced our senior term loan facilities to increase borrowings, extend maturities and reduce interest rates, resulting in the recognition of a loss on extinguishment of debt of $16.1 million. In October 2012, we refinanced our senior term loan facilities to increase borrowings and amend certain terms, resulting in the recognition of a loss on extinguishment of debt of $0.5 million.

Other Expense, net

Other expense, net decreased $2.1 million, or 52.5%, to $1.9 million in the year ended December 31, 2012. The decrease was primarily related to gains of $5.4 million from the fair value remeasurement of the interest rate swap in the year ended December 31, 2012 and lower foreign currency transaction losses of $2.0 million in the year ended December 31, 2012 offset by higher debt refinancing costs of $5.3 million in the year ended December 31, 2012. Refer to “Note 5: Other expense, net” for additional information.

Income Tax Expense

Income tax expense increased $59.7 million, or 375.5%, to $75.6 million in the year ended December 31, 2012, primarily due to the unfavorable impact of the recognition of a valuation allowance in the United States on certain deferred tax assets of $89.2 million, a non-deductible penalty for anti-competitive practices of $6.1 million, offset by the favorable impact of a reduction in the net goodwill impairment charge of $46.7 million, a net reduction in foreign flow through entities of $4.2 million and a net reduction in deemed dividends from foreign subsidiaries of $2.4 million. The remaining $17.7 million increase related primarily to an increase in earnings.

Segment results

Our Adjusted EBITDA by operating segment and in the aggregate for the years ended December 31, 2012 and December 31, 2011 is summarized in the following tables:

(in U.S. $ millions)	USA	Canada	EMEA	Rest of World	Other/ Eliminations(1)	Consolidated
	Year Ended December 31, 2012
Net sales:
External customers	$5,659.2	$1,494.4	$2,283.0	$310.5	$—	$9,747.1
Inter-segment	138.2	16.0	4.3	—	(158.5)	—

Total net sales	5,797.4	1,510.4	2,287.3	310.5	(158.5)	9,747.1
Cost of goods sold (exclusive of depreciation)	4,728.7	1,242.0	1,851.1	261.3	(158.5)	7,924.6

Gross profit	1,068.7	268.4	436.2	49.2	—	1.822.5
Outbound freight and handling	186.1	38.1	77.7	6.3	—	308.2
Warehousing, selling and administrative (operating expenses)	456.6	103.8	298.8	39.2	8.7	907.1

Adjusted EBITDA	$426.0	$126.5	$59.7	$3.7	$(8.7)	607.2

Other operating expenses, net						177.7
Depreciation						111.7
Amortization						93.3
Impairment charges						75.8
Loss on extinguishment of debt						0.5
Interest expense, net						268.1
Other expense, net						1.9
Income tax expense						75.6

Net loss						$(197.4)

(in U.S. $ millions)	USA	Canada	EMEA	Rest of World	Other/ Eliminations(1)	Consolidated
	Year Ended December 31, 2011
Net sales:
External customers	$5,660.8	$1,386.1	$2,437.6	$234.0	$—	$9,718.5
Inter-segment	61.5	9.3	4.8	—	(75.6)	—

Total net sales	5,722.3	1,395.4	2,442.4	234.0	(75.6)	9,718.5
Cost of goods sold (exclusive of depreciation)	4,652.0	1,137.9	1,973.6	195.1	(75.6)	7,883.0

Gross profit	1,070.3	257.5	468.8	38.9	—	1,835.5
Outbound freight and handling	175.1	36.8	79.4	2.8	—	294.1
Warehousing, selling and administrative (operating expenses)	445.3	99.7	313.0	22.9	14.5	895.4

Adjusted EBITDA	$449.9	$121.0	$76.4	$13.2	$(14.5)	646.0

Other operating expenses, net						140.3
Depreciation						108.4
Amortization						90.0
Impairment charges						173.9
Loss on extinguishment of debt						16.1
Interest expense, net						273.6
Other expense, net						4.0
Income tax expense						15.9

Net loss						$(176.2)

(1)	Other/Eliminations represents the elimination of intersegment transactions as well as unallocated corporate costs consisting of costs specifically related to parent company operations that do not directly benefit segments, either individually or collectively.

USA. External sales in the USA segment of $5,659.2 million were $1.6 million lower in the year ended December 31, 2012. Reported sales volumes decreased external sales dollars by 2.9%, as the addition of Magnablend in December was offset by reduced reported sales volumes on overall market weakness and a mild winter in the first quarter of the year ended December 31, 2012, which impacted many products, including sulfuric acid, methanol and deicing fluid. Sales pricing and product mix increased external sales dollars by 2.6%, primarily due to the impact of changes in product mix as much of the decline in reported sales volumes was related to products with lower average selling prices. Gross profit decreased by $1.6 million, or 0.1%, to $1,068.7 million in the year ended December 31, 2012, due to the lower reported sales volumes and the write-down of guar inventory as a result of a decrease in market prices. Positive changes in sales pricing and product costs partially offset these negative factors. Gross margin remained at 18.9% in the year ended December 31, 2012. Operating expenses increased $11.3 million, or 2.5%, in the year ended December 31, 2012 to $456.6 million. Magnablend contributed $1.3 million in operating expenses in the year ended December 31, 2012. Excluding Magnablend, the increase related to higher outside professional fees of $12.6 million, corporate cost allocations of $12.3 million, repairs and maintenance of $8.5 million and travel and entertainment expenses of $1.8 million. These increases were partially offset by lower personnel costs of $25.7 million and environmental costs of $4.0 million. The remaining $4.5 million increase related to several insignificant components.

Adjusted EBITDA decreased by $23.9 million, or 5.3%, to $426.0 million in 2012. Adjusted EBITDA margin decreased from 7.9% in the year ended December 31, 2011 to 7.5% in the year ended December 31, 2012 as a result of the higher operating expenses relative to external sales.

Canada. External sales of $1,494.4 million in the Canadian segment during the year ended December 31, 2012 were $108.3 million, or 7.8%, higher in the year ended December 31, 2012. Reported sales volumes increased external sales dollars by 3.9% primarily as a result of demand in the oil and gas market and favorable weather conditions relative to the prior year, which resulted in higher agricultural sales. Sales pricing and product mix increased external sales dollars by 5.1% primarily as a result of an increased mix of higher priced products, such as hydrochloric acid and guar. Foreign currency translation decreased external sales dollars by 1.2% as the US dollar strengthened against the Canadian dollar. Canadian gross profit increased by $10.9 million, or 4.2%, to $268.4 million in the year ended December 31, 2012, as the impact of higher reported sales volumes and a positive net impact from changes in sales pricing, product costs and other adjustments exceeded a decrease in gross profit of 1.1% from foreign currency translation and the effect of the write-down of guar inventory. Gross margin decreased from 18.6% in the year ended December 31, 2011 to 18.0% in the year ended December 31, 2012 as the effect of lower producer incentives, the write-down of guar inventory and competitive pressures offset the beneficial impact of the increased mix of higher margin products in the oilfield services market. Outbound freight and handling expenses increased $1.3 million, or 3.5%, to $38.1 million in the year ended December 31, 2012 primarily due to the increase in reported sales volumes. Operating expenses increased $4.1 million, or 4.1%, to $103.8 million in the year ended December 31, 2012, but decreased as a percentage of external sales from 7.2% in the year ended December 31, 2011 to 6.9% in the year ended December 31, 2012. On a constant currency basis, the increase in operating expenses was due to higher personnel costs of $2.7 million and corporate cost allocations of $1.7 million. Foreign currency translation decreased operating expenses by 1.2% or $1.2 million. The remaining $0.9 million increase related to several insignificant components.

Adjusted EBITDA of $126.5 million was $5.5 million, or 4.5%, higher in the year ended December 31, 2012. Foreign currency translation decreased Adjusted EBITDA by 1.1%. Adjusted EBITDA margin decreased from 8.7% in the year ended December 31, 2011 to 8.5% in the year ended December 31, 2012 as a result of the decrease in gross margin, partially offset by a decrease in operating expenses relative to external sales.

EMEA. External sales in the EMEA segment decreased $154.6 million, or 6.3%, to $2,283.0 million in the year ended December 31, 2012. Reported sales volumes increased external sales dollars by 3.5% as gains in commodities and the additional volumes from Eral-Protek, which was acquired in March 2011, offset the overall negative impact of the poor economic climate in the region. Changes in sales pricing and product mix decreased external sales dollars by 3.6% due to a higher mix of commodity type products, which have lower average selling prices, and due to falling prices on low demand under current economic conditions. A decrease of 6.2% from foreign currency translation was the primary driver of this decrease as the US dollar strengthened against the euro and British pound. Gross profit decreased $32.6 million, or 7.0%, to $436.2 million in the year ended December 31, 2012, as a 5.8% decrease due to foreign currency translation and a 4.6% decrease from changes in sales pricing, product costs and other adjustments offset the impact of higher reported sales volumes. Gross margin decreased slightly from 19.2% in the year ended December 31, 2011 to 19.1% in the year ended December 31, 2012. Outbound freight and handling expenses decreased $1.7 million, or 2.1%, to $77.7 million in the year ended December 31, 2012 primarily due to the impact of foreign currency translation which decreased costs by $5.1 million, partially offset by increases in reported sales volumes. Operating expenses decreased $14.2 million, or 4.5%, to $298.8 million in the year ended December 31, 2012. On a constant currency basis and excluding acquisitions, the decrease is related to a reduction in headcount, which resulted in lower personnel costs of $5.5 million. Foreign currency translation decreased operating expenses by 6.3% or $19.8 million. These decreases were partially offset by Eral-Protek contributing $1.1 million in additional operating expenses and increases in bad debt expenses of $5.5 million, travel costs of $1.2 million and professional services of $3.3 million excluding Eral-Protek activity. However, operating expenses as a percentage of external sales increased from 12.8% in the year ended December 31, 2011 to 13.1% in the year ended December 31, 2012.

Adjusted EBITDA decreased by $16.7 million, or 21.9%, to $59.7 million in the year ended December 31, 2012. Foreign currency translation decreased Adjusted EBITDA by 3.1%. Adjusted EBITDA margin decreased from 3.1% in the year ended December 31, 2011 to 2.6% in the year ended December 31, 2012 as a result of the increase in operating expenses relative to external sales and the decrease in gross margin.

Rest of World. External sales in the Rest of World segment increased $76.5 million, or 32.7%, to $310.5 million in the year ended December 31, 2012. Reported sales volumes increased external sales dollars by 17.4% overall, as the additional reported sales volumes related to the August 2011 acquisition of Arinos in Brazil. Changes in sales pricing and product mix increased external sales dollars by 21.6% due to the addition of the Arinos business. Foreign currency translation decreased external sales dollars by 6.3% due to the strengthening of the US dollar. Gross profit increased $10.3 million, or 26.5%, to $49.2 million in the year ended December 31, 2012, as the increase in reported sales volumes and a 16.8% increase due to sales pricing, product costs and other adjustments relating to the addition of the Arinos business offset a decrease of 7.7% due to foreign currency translation. Gross margin decreased from 16.6% in the year ended December 31, 2011 to 15.8% in the year ended December 31, 2012. Outbound freight and handling expenses increased $3.5 million, or 125.0%, to $6.3 million in the year ended December 31, 2012 primarily due to the increase in reported sales volumes and the Arinos acquisition, which contributed $1.7 million in the year ended December 31, 2012. Operating expenses increased $16.3 million, or 71.2%, to $39.2 million in the year ended December 31, 2012, and increased as a percentage of external sales from 9.8% in the year ended December 31, 2011 to 12.6% in the year ended December 31, 2012. On a constant currency basis, this increase was primarily due to the addition of the Arinos business, which contributed $9.8 million of additional expenses in the year ended December 31, 2012 as well as higher personnel costs of $7.9 million excluding Arinos. Foreign currency translation decreased operating expenses by 10.0% or $2.3 million. The remaining $0.9 million increase related to several insignificant components.

Adjusted EBITDA decreased $9.5 million, or 72.0%, to $3.7 million in the year ended December 31, 2012. Adjusted EBITDA margin decreased from 5.6% in the year ended December 31, 2011 to 1.2% in the year ended December 31, 2012 due to the decrease in gross margin and the increase in operating expenses relative to external sales.

Quarterly Results of Operations Data

The following tables set forth our net sales, cost of goods sold (exclusive of depreciation), gross profit, outbound freight and handling expenses, warehousing selling and administrative expenses and Adjusted EBITDA data (including a reconciliation of Adjusted EBITDA to net income (loss)) for each of the most recent nine fiscal quarters. We have prepared the quarterly data on a basis that is consistent with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data. This information is not a complete set of financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014
	(Dollars in millions)
Net sales	$2,406.1	$2,682.3	$2,424.4	$2,234.3	$2,490.5	$2,795.2	$2,619.6	$2,419.3	$2,516.4
Cost of sales (exclusive of depreciation)	1,944.8	2,195.8	1,962.4	1,821.6	2,026.2	2,311.6	2,148.4	1,962.5	2,044.0

Gross profit	461.3	486.5	462.0	412.7	464.3	483.6	471.2	456.8	472.4
Outbound freight and handling expenses	76.7	77.0	76.5	78.0	82.7	80.0	81.4	81.9	87.8
Warehouse, selling and administrative expenses	238.2	230.7	221.3	216.9	254.2	245.6	221.8	230.1	239.0

Adjusted EBITDA	146.4	178.8	164.2	117.8	127.4	158.0	168.0	144.8	145.6
Other operating expense, net	9.1	31.1	11.8	125.7	20.9	(0.5)	17.0	(25.4)	21.7
Depreciation	28.0	28.9	26.3	28.5	28.9	32.0	34.9	32.3	30.6
Amortization	22.7	22.6	23.8	24.2	24.7	24.5	24.8	26.0	23.7
Impairment charges	0.8	—	—	75.0	—	62.1	73.3	0.2	—
Interest expense, net	65.6	64.5	65.0	73.0	98.9	64.1	65.7	65.8	63.9
Loss on extinguishment of debt	—	—	—	0.5	2.5	—	—	—	1.2
Other (income) expense	(4.9)	8.0	(4.3)	3.1	10.0	2.8	2.6	2.2	1.9
Income tax expense (benefit)	10.6	18.9	9.7	36.4	(5.3)	(10.0)	(0.2)	5.7	5.4

Net income (loss)	14.5	4.8	31.9	(248.6)	(53.2)	(17.0)	(50.1)	38.0	(2.8)

Liquidity and Capital Resources

Our primary liquidity and capital resource needs are to service our debt and to finance working capital, capital expenditures, other liabilities and cost of acquisitions. Our primary sources of liquidity are cash from operations and borrowings under our credit facilities. We believe that funds provided by these sources will be adequate to meet our liquidity and capital resource needs for at least the next 12 months under current operating conditions. We have significant working capital needs, although we have implemented several initiatives to improve our working capital and reduce the related financing requirements. The nature of our business, however, requires that we maintain inventories that enable us to deliver products to fill customer orders. As of March 31, 2014, we maintained inventories of $1,019.8 million, equivalent to approximately 42 days of sales (which we calculate on the basis of cost of goods sold for the trailing 90-day period).

Historically, our maintenance capital expenditures have largely tracked our depreciation expense. In executing our growth strategies, our capital expenditures increased moderately and we had annual capital expenditures in the range of 1.4% to 1.7% of net sales over the 2012 to 2013 period. We had a number of significant projects in 2012 and 2013, including beginning the global implementation of our ERP System. In general, our sustaining capital expenditures represent less than 2% of net sales.

The funded status of our defined benefit pension plans is the difference between our plan assets and projected benefit obligations. Our pension plans in the U.S. and certain other countries had an underfunded status of $228.3 million, $239.1 million and $374.7 million at March 31, 2014, December 31, 2013 and December 31, 2012, respectively. During 2013, we made contributions of $62.9 million, primarily for our U.S. defined benefit pension plan. Based on current projections of minimum funding requirements, we expect to make cash contributions of $51.0 million to our defined benefit pension plans in 2014. The timing for any such requirement in future years is uncertain given the implicit uncertainty regarding the future developments of factors described in “Risk Factors” and Note 7 to our consolidated financial statements included elsewhere in this prospectus.

Our primary source of liquidity is cash generated from our operations as well as borrowings under our credit facilities. As of March 31, 2014, we had $774.2 million available under our credit facilities.

Senior Secured Credit Facilities

Senior Term Facility

On October 11, 2007, the issuer, as U.S. borrower, Univar UK Ltd., as U.K. borrower, Ulixes Acquisition, B.V., as parent borrower, Bank of America, N.A., as administrative agent, Deutsche Bank AG New York Branch, as syndication agent, Banc of America Securities LLC and Deutsche Bank Securities Inc., as joint lead arrangers and joint bookrunners, and the lenders party thereto from time to time, entered into a Credit Agreement, or the Original Senior Term Facility, pursuant to which a term loan, or the Original Term Loan, was issued in the original principal amount of $1,980.0 million. On October 3, 2012, the issuer, as borrower, Bank of America, N.A., as administrative agent, joint lead arranger and joint bookrunner, and Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as joint lead arrangers, joint bookrunners and co-syndication agents, entered into a Third Amendment and Restatement of the Original Senior Term Facility, or, as so amended and restated, the Senior Term Facility, to, among other things, incur a new term loan in the principal amount of $550.0 million, or the New Term Loan, and together with the Original Term Loan, the Term Loans.

For a description of the terms of the Senior Term Facility, see “Description of Certain Indebtedness” elsewhere in this prospectus.

Senior ABL Facility

On March 25, 2013, the issuer, as U.S. parent borrower, the borrowers party thereto, or collectively with the issuer, the U.S. ABL Borrowers, Univar Canada, Ltd., as Canadian borrower, or the Canadian Borrower and, together with the U.S. ABL Borrowers, the ABL Borrowers, the facility guarantors party thereto, the Facility Guarantors, and, together with the ABL Borrowers, the ABL Loan Parties, Bank of America, N.A. as U.S. administrative agent, U.S. swingline lender and collateral agent, Bank of America, N.A. (acting through its Canada branch) as Canadian administrative agent, Canadian swingline lender and Canadian letter of credit issuer, the lenders from time to time party thereto, Wells Fargo Capital Finance, LLC, J.P, Morgan Securities LLC and Deutsche Bank Securities Inc. as co-syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance LLC as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Capital Finance LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as joint bookrunners, and HSBC Bank USA, N.A., Union Bank, N.A., Morgan Stanley Senior Funding, Inc. and Suntrust Bank, as co-documentation agents, entered into a Second Amended and Restated Senior ABL Credit Agreement, or the Senior ABL Facility.

For a description of the terms of the Senior ABL Facility, see “Description of Certain Indebtedness” elsewhere in this prospectus.

European ABL Facility

On March 24, 2014, Univar B.V., the other borrowers from time to time party thereto, or collectively, the European ABL Facility Borrowers, the issuer, as guarantor, or the European ABL Facility Guarantor, and, together with the European ABL Facility Borrowers, the European ABL Loan Parties, J.P. Morgan Securities LLC, as sole lead arranger and joint bookrunner, Bank of America, N.A., as joint bookrunner and syndication agent, and J.P. Morgan Europe Limited, as administrative agent and collateral agent, entered into an ABL Credit Agreement, or the European ABL Facility.

For a description of the terms of the European ABL Facility, see “Description of Certain Indebtedness” elsewhere in this prospectus.

Senior Subordinated Notes

Senior Subordinated Notes due 2017

On October 11, 2007, we issued $600 million aggregate principal amount of 12.0% Senior Subordinated Notes due 2015, or the 2017 Subordinated Notes, pursuant to the indenture, dated as of October 11, 2007, as amended or supplemented through the date hereof, or the 2017 Subordinated Notes Indenture, between Univar Inc. and Wells Fargo Bank, National Association, as trustee. The second supplemental indenture moved the maturity date of the 2017 Subordinated Notes from September 30, 2015 to September 30, 2017. On March 27, 2013, the interest rate on the 2017 Subordinated Notes was reduced from a 12.0% to a 10.5% per annum fixed rate.

For a description of the terms of the 2017 Subordinated Notes, see “Description of Certain Indebtedness” elsewhere in this prospectus.

Senior Subordinated Notes due 2018

On December 20, 2010, we issued $400 million aggregate principal amount of 12.0% Senior Subordinated Notes due 2018, or the 2018 Subordinated Notes, pursuant to the indenture, dated as of December 20, 2010, as amended or supplemented through the date hereof, or the 2018 Subordinated Notes Indenture, between Univar Inc. and Wells Fargo Bank, National Association, as trustee. On March 27, 2013, the Company made a $350.0 million prepayment on the $400.0 million principal balance of the 2018 Subordinated Notes. The interest rate on the remaining 2018 Subordinated Notes was reduced from a 12.0% to a 10.5% per annum fixed rate.

For a description of the terms of the 2018 Subordinated Notes, see “Description of Certain Indebtedness” elsewhere in this prospectus.

Cash Flows

The following table presents a summary of our cash flow activity for the periods set forth below:

	Fiscal Year Ended			Three Months Ended
	December 31, 2013	December 31, 2012	December 31, 2011	March 31, 2014	March 31, 2013
	(Dollars in millions)
Net cash (used by) provided by operating activities	$289.3	$15.5	$262.4	$(48.3)	$(8.8)
Net cash (used by) investing activities	(215.7)	(657.1)	(250.8)	(23.7)	(32.9)
Net cash (used by) provided by financing activities	(110.5)	753.8	(35.1)	63.4	(14.6)

Cash (Used by) Provided by Operating Activities

Cash used by operating activities increased $39.5 million from $8.8 million for the three months ended March 31, 2013 to $48.3 million for the three months ended March 31, 2014. The increase was primarily due to an increase of $59.9 million due to working capital changes related to the relatively lower working capital build-up in the three months ended March, 31, 2013 resulting from our 2013 initiatives to drive our overall working capital investment lower and an increase of cash used of $20.1 million related to prepaid expense and other current assets primarily consisting of receiving less cash from taxing authorities related to our income tax receivables in the three months ended March 31, 2014. This was partially offset by a decrease in net loss of $50.4 million and $10.8 million increase in cash related to changes in deferred income taxes.

Cash provided by operating activities increased $273.8 million from $15.5 million for the year ended December 31, 2012 to $289.3 million for the year ended December 31, 2013. The increase was primarily due to a decrease in net loss of $115.1 million; an increase of $321.4 million due to working capital improvements realized from improved inventory management, extending vendor payment terms and improving collections; an increase of $21.0 million related to prepaid expense and other current assets primarily consisting of less pre-payments for the upcoming Canadian agricultural season; and an increase of cash receipts of $44.4 million from taxing authorities related to our income tax receivables. This was partially offset by a $94.8 million decrease in cash related to changes in deferred income taxes and a $73.5 million non-cash pension mark to market gain in 2013 and an $83.6 million non-cash pension mark to market loss in 2012.

Cash provided by operating activities decreased $246.9 million from $262.4 million for the year ended December 31, 2011 to $15.5 million for the year ended December 31, 2012. The reduction was primarily due to an increase in net loss of $21.2 million; a decrease of $172.1 million due to working capital changes primarily related to the December 2012 acquisition of Magnablend of $98.3 million and higher than normal working capital levels in EMEA as of December 31, 2012 of $98.7 million due to the temporary slowdown in the working capital cycle resulting from the implementation of a new enterprise resource planning system; an increase of $18.4 million in employer contributions to the U.S. pension plan to achieve regulated minimum funding levels; a decrease of $18.8 million related to prepaid expense and other current assets primarily consisting of more pre-payments for the upcoming Canadian agricultural season; and an increase of $38.2 million in income tax receivables. This was partially offset by $65.7 million related to changes in deferred income taxes.

Cash (Used by) Investing Activities

Cash used by investing activities decreased $9.2 million from $32.9 million for the three months ended March 31, 2013 to $23.7 million for the three months ended March 31, 2014. The decrease was primarily due to the reduction in capital expenditures of $10.8 million resulting from our decision to discontinue an ERP implementation during the second quarter of 2013.

Cash used by investing activities decreased $441.4 million from $657.1 million for the year ended December 31, 2012 to $215.7 million for the year ended December 31, 2013. The decrease was primarily due to the 2012 acquisition cost of Magnablend exceeding the acquisition cost of the 2013 acquisition of Quimicompuestos. See Note 16 of our consolidated financial statements included elsewhere in this prospectus for a further discussion of these acquisitions. Also contributing to the decrease was a reduction in capital expenditures of $28.8 million resulting from our decision to discontinue an ERP implementation during the second quarter of 2013.

Cash used by investing activities increased $406.3 million from $250.8 million for the year ended December 31, 2011 to $657.1 million for the year ended December 31, 2012. The increase was primarily due to the 2012 acquisition cost of Magnablend exceeding the acquisition costs of the 2011 acquisitions of Quaron, Eral-Protek, and Arinos. See Note 16 of our consolidated financial statements included elsewhere in this prospectus for a further discussion of these acquisitions. Our decision to commence a global ERP project during 2012 also contributed towards the increase.

Cash (Used by) Provided by Financing Activities

Cash provided by financing activities increased $78.0 million from cash used by financing activities of $14.6 million for the three months ended March 31, 2013 to cash provided by financing activities of $63.4 million for the three months ended March 31, 2014. The increase in cash provided by financing activities was primarily due to the increase in the outstanding balance within our ABL facilities and short-term financing by $77.4 million in the three months ended March 31, 2014 compared to a decrease in the ABL facilities and short-term financing outstanding balance by $80.8 million in the three months ended March 31, 2013. These decreases were partially offset by a net cash inflow of $59.3 million in the three months ended March 31, 2013 related to the additional borrowings from the refinancing of the Senior Term Loan Facilities offset by the prepayment related to the 2018 Subordinated Notes. In addition, financing fees paid decreased by $8.1 million from $12.1 million for the three months ended March 31, 2013 to $4.0 million for the three months ended March 31, 2014.

Cash provided by financing activities decreased $864.3 million from cash provided by financing activities of $753.8 million for the year ended December 31, 2012 to cash used by financing activities of $110.5 million for the year ended December 31, 2013. The decrease in cash provided by financing activities was primarily due to a decrease of $126.4 million from amounts raised in the 2013 refinancing of our Senior Term Facility compared to the 2012 refinancing of the Senior Term Facility and a $350.0 million prepayment in 2013 related to the 2018 Subordinated Notes. In addition, in 2013, we reduced the outstanding balances within our ABL Facility and the then-existing European ABL facility and short-term financing by $115.5 million compared to an increase in the ABL Facility and the then-existing European ABL facility and short-term financing outstanding balance by $237.5 million in 2012. These increases were partially offset by capital contributions decreasing by $22.8 million from $26.1 million for the year ended December 31, 2012 to $3.3 million for the year ended December 31, 2013.

Cash provided by financing activities increased $788.9 million from cash used by financing activities of $35.1 million for the year ended December 31, 2011 to cash provided by financing activities of $753.8 million for the year ended December 31, 2012. The increase in cash provided by financing activities was primarily due to an increase of $200.0 million from amounts raised in the 2012 refinancing of our Senior Term Facility compared to the 2011 refinancing of our Senior Term Facility. In addition, in 2012, we increased the outstanding balance within our ABL Facility and the then-existing European ABL facility and short-term financing by $237.5 million compared to a decrease in the ABL Facility and the then-existing European ABL facility and short-term financing outstanding balance by $363.7 million in 2011. These decreases were partially offset by capital contributions of $26.1 million for the year ended December 31, 2012.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations that require us to make future cash payments as of December 31, 2013. The future contractual requirements include payments required for our operating leases, forward currency contracts, indebtedness and any other long-term liabilities reflected on our balance sheet.

	Payment Due by Period (in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term financing(1)	$97.5	$97.5	$—	$—	$—
Long-term debt, including current maturities(1)(2)	3,768.2	79.7	171.0	3,517.5	—
Interest Expense(3)	809.7	233.5	444.6	131.6	—
Forward currency contracts	0.5	0.5	—	—	—
Minimum Operating Lease Payments	318.6	73.5	113.6	64.6	66.9
Estimated Environmental Liability Payments(4)	140.8	30.4	30.1	20.9	59.4

Total(2)(5)(6)	$5,135.3	$515.1	$759.3	$3,734.6	$126.3

(1)	See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	This table does not reflect the repayment, prepayment, redemption, repurchase or other retirement of any indebtedness since December 31, 2013, including the repayment, prepayment, redemption, repurchase or retirement of indebtedness with the proceeds of this offering as described in “Use of Proceeds.”
(3)

Interest payments on debt are calculated for future periods using interest rates in effect at the end of 2013. Projected interest payments include the related effects of interest rate swap agreements. Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2013. See Note 13 and Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for further discussion regarding our debt instruments and related interest rate agreements, respectively.
(4)	Included in the less than one year category is $11.8 million related to environmental liabilities for which the timing is uncertain. The timing of payments is unknown and could differ based on future events. For more information see Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.
(5)	Due to the high degree of uncertainty related to the timing of future cash outflows associated with unrecognized income tax benefits, we are unable to reasonably estimate beyond one year when settlement will occur with the respective taxing authorities and have excluded such liabilities from this table. At December 31, 2013, we reported a liability for unrecognized tax benefits of $40.3 million. For more information see Note 6 to our audited consolidated financial statements included elsewhere in this prospectus.
(6)	This table excludes our pension and postretirement medical benefit obligations. Based on current projections of minimum funding requirements, we expect to make cash contributions of $51.0 million to our defined benefit pension plans in 2014. The timing for any such requirement in future years is uncertain given the implicit uncertainty regarding the future developments of factors described in “Risk Factors” and Note 7 of our consolidated financial statements included elsewhere in this prospectus.

We expect that we will be able to fund our remaining obligations and commitments with cash flow from operations. To the extent we are unable to fund these obligations and commitments with cash flow from operations; we intend to fund these obligations and commitments with proceeds from available borrowing capacity under our Senior ABL Facility or under future financings.

Off-Balance Sheet Arrangements

We have few off-balance sheet arrangements. In recent years, our principal off-balance sheet arrangements have consisted primarily of operating leases for facility space and some equipment leasing and we expect to continue these practices. For additional information on these leases, see Note 17 to our audited consolidated financial statements included elsewhere in this prospectus. We do not use any other type of joint venture or special purpose entities that would create off-balance sheet financing.

Quantitative and Qualitative Disclosures About Market Risk

Financial Risk Management Objectives and Policies

Our principal financial instruments, other than derivatives, comprise credit facilities and other long-term debt as well as cash and cash equivalents. We have various other financial instruments, such as accounts receivable and accounts payable, which arise directly from our operations. We make use of various financial instruments under a financial policy. We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates and interest rates in certain limited circumstances described below. While these derivative financial instruments are subject to market risk, principally based on changes in currency exchange and interest rates, the impact of these changes on our financial position and results of operations is generally offset by a corresponding change in the financial or operating items we are seeking to hedge. We follow a strict policy that prohibits trading in financial instruments other than to acquire and manage these hedging positions. We do not hold or issue derivative or other financial instruments for speculative purposes, or to hedge translation risk.

The principal risks arising from our financial instruments are interest rate risk, product price risk, foreign currency risk and credit risk. Our board of directors reviews and approves policies designed to manage each of these risks, which are summarized below. We also monitor the market-price risk arising from all financial instruments. The interest rate risk to which we are subject at year end is discussed below. Our accounting policies for derivative financial instruments are set out in our summary of significant accounting policies at Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. Under our hedging policy, we seek to maintain an appropriate amount of fixed-rate debt obligations, either directly or effectively through interest rate derivative contracts that fix the interest rate payable on all or a portion of our floating rate debt obligations. We assess the anticipated mix of the fixed versus floating amount of debt once a year, in connection with our annual budgeting process, with the purpose of hedging variability of interest expense and interest payments on our variable rate bank debt and maintaining a mix of both fixed and floating rate debt. As of December 31, 2013, approximately 17% of our debt was fixed rate.

Below is a chart showing the sensitivity of both a 100 basis point and 200 basis point increase in interest rates, with other variables held constant (including the impact of derivatives), on our earnings before tax.

	Year Ended December 31,
(in U.S. $ millions)	2013	2012
100 basis point increase in variable interest rates	$3.3	$4.4
200 basis point increase in variable interest rates	12.7	27.2

Foreign Currency Risk

Because we conduct our business on an international basis in multiple currencies, we may be adversely affected by foreign exchange rate fluctuations. Although we report financial results in U.S. dollars, a substantial portion of our net sales and expenses are denominated in currencies other than the U.S. dollar, particularly the euro, the Canadian dollar and European currencies other than the euro, including the British pound sterling. Fluctuations in exchange rates could therefore significantly affect our reported results from period to period as we translate results in local currencies into U.S. dollars. We have not used derivative instruments to hedge the translation risk related to earnings of foreign subsidiaries.

Additionally, our investments in EMEA, Canada and Rest of World are subject to foreign currency risk. Currency fluctuations result in non-cash gains and losses that do not impact income before income taxes, but instead are recorded as accumulated other comprehensive income (loss) in equity in our consolidated balance sheet. We do not hedge our investment in non-U.S. entities because those investments are viewed as long-term in nature.

In addition, there are certain situations where we invoice sales and incur costs in currencies other than those currencies in which we record the financial results for that business operation; however, these exposures are typically of short duration and not material to our overall results. In any event, we tend to hedge this transaction risk either through specific hedges for significant transactions or through hedging on a portfolio basis to address currency transaction mismatches embedded in the large number of smaller transactions.

In 2013, the Company issued a Euro-denominated Term B Loan in the amount of €130.0 million ($173.6 million). The Euro Term B Loan has a variable interest rate based on short-term Eurodollar LIBOR interest rates. In addition, the Company and its subsidiaries may advance or accept intercompany loans in currencies other than the business unit’s currency for financial reporting purposes. The Company’s policy is not to hedge these balance sheet revaluations due to the long-term nature of the underlying obligations.

Due to the geographic diversity of the Company’s business operations and the local currencies used to record financial results, the Company is exposed to a wide number of foreign currency relationships. The majority of these relationships are based on the U.S. dollar, Euro or British pound sterling. The following table illustrates the sensitivity of our 2013 consolidated earnings before income taxes to a 10% increase in the value of the U.S. dollar, Euro, and, British pounds with all other variables held constant.

Year ended December 31, 2013	Effect on income before taxes	Effect on equity
	(in U.S. $ millions)
10% strengthening of U.S. dollar	$4.1	$(19.0)
10% strengthening of Euro	(5.8)	(4.1)
10% strengthening of British pound	2.6	21.8

See also “Risk Factors—We may not be able to repatriate our cash and undistributed earnings held in foreign jurisdictions without incurring additional tax liabilities.”

Product Price Risk

Our business model is to buy and sell at “spot” prices in quantities approximately equal to estimated customer demand. We do not take significant “long” or “short” positions in the products we sell in an attempt to speculate on changes in product prices. As a result, we are not significantly exposed to changes in product selling prices or costs and our exposure to product price risk is not material. Because we maintain inventories in order to serve the needs of our customers, we are subject to the risk of reductions in market prices for chemicals we hold in inventory, but we actively manage this risk on a centralized basis and have reduced our exposure by reducing the number of days sales held in inventories by improving sales forecasting and reducing the period of projected sales for which inventories are held, as well as lowering the amount of slow moving and older inventories.

Credit Risk

We have a credit policy in place and monitor exposure to credit risk on an ongoing basis. We perform credit evaluations on all customers requesting credit above a specified exposure level. We generally do not require collateral with respect to credit extended to customers but instead will not extend credit to customers about which we have substantial concerns and will deal with those customers on a cash basis. We typically have limited risk from a concentration of credit risk as no individual customer represents greater than 10% of the outstanding accounts receivable balance.

Investments, if any, are only in liquid securities and only with counterparties with appropriate credit ratings. Transactions involving derivative financial instruments are with counterparties with which we have a signed netting agreement and which have appropriate credit ratings. We do not expect any counterparty to fail to meet its obligations.

Critical Accounting Estimates

General

Preparation of our financial statements in accordance with GAAP requires management to make a number of significant estimates and assumptions that form the basis for our determinations as to the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if that estimate requires that we make assumptions about matters that are highly uncertain at the time we make that estimate and if different estimates that we could reasonably have used or changes in accounting estimates that are reasonably likely to occur could materially affect our consolidated financial statements. We believe that the following critical accounting estimates reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We recognize net sales when persuasive evidence of an arrangement exists, delivery of products has occurred or services are provided to customers, the sales price is fixed or determinable and collectability is reasonably assured. Net sales includes product sales, billings for freight and handling charges and fees earned for services provided, net of any discounts, returns, customer rebates and sales or other revenue-based tax. We recognize product sales and billings for freight and handling charges when products are considered delivered to the customer under the terms of the sale. Fee revenues are recognized when services are completed.

Our sales to customers in the agriculture end markets principally in Canada, often provide for a form of inventory protection through credit and re-bill as well as understandings pursuant to which certain price changes from chemical producers may be passed through to the customer. These arrangements require us to make estimates of potential returns of unused chemicals as well as revenue deferral to the extent the sales price is not considered determinable. The estimates used to determine the amount of revenue associated with product likely to be returned are based on past experience adjusted for any current market conditions.

Goodwill

Goodwill is tested for impairment annually, or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is tested for impairment at a reporting unit level using a two-step test. Under the first step of the goodwill impairment test, our estimate of fair value of each reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Step two of the impairment test, if necessary, would require the identification and estimation of the fair value of the reporting unit’s individual assets, including currently unrecognized intangible assets, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value.

To determine fair value, we rely on two valuation techniques: the income approach and the market approach. The results of these two approaches are given equal weighting in determining the fair value of each reporting unit. The income approach used to determine the fair values of the reporting units were based on unobservable inputs such as forecasted cash flows, discount rates and terminal growth rates, and, accordingly, the fair value measurement is classified as Level 3 under our fair-value hierarchy. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

The income approach is a valuation technique used to convert future expected cash flows to a present value. The income approach is dependent on several management assumptions, including estimates of future sales growth, gross margins, operating costs, terminal growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). Expected cash flows used under the income approach are developed in conjunction with Univar’s budgeting and forecasting process and are based on the latest five-year projections approved by management.

The discount rates used in the income approach are an estimate of the rate of return that a market participant would expect of each reporting unit. The discount rates are based on short-term interest rates and the yields of long-term corporate and government bonds, as well as the typical capital structure of companies in the industry.

The discount rates used for each reporting unit may vary depending on the risk inherent in the cash flow projections, as well as the risk level that would be perceived by a market participant. The discount rate applied to cash flow projections for testing the impairment of goodwill ranged from 10.5% to 14.0% in 2013, 11.0% to 13.5% in 2012 and 10.5% to 14.0% in 2011.

A terminal value is included at the end of the projection period used in the discounted cash flow analysis in order to reflect the remaining value that each reporting unit is expected to generate. The terminal value represents the present value subsequent to the last year of the projection period of cash flows into perpetuity. The terminal growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. A terminal growth rate of 2.5% to 4.0% was used in 2013 and 2012 and 2.5% was used in 2011.

The market approach measures fair value based on prices generated by market transactions involving identical or comparable assets or liabilities. Under the market approach, we estimate fair value by applying EBITDA market multiples of comparable companies to each reporting unit. Comparable companies are identified based on a review of publicly traded companies in our line of business. The comparable companies were selected after consideration of several factors, including whether the companies are subject to similar financial and business risks.

On September 1, 2013, we determined it was more likely than not that the fair value of the Rest of World segment was less than its carrying amount based on the deterioration in general economic conditions within some of the segment’s significant locations and revised financial projections. As a result, we performed step one of the goodwill impairment test for the Rest of World segment as of September 1, 2013. The segment’s carrying value exceeded its fair value in the step one test. Thus, we performed step two of the goodwill impairment test in order to calculate the implied fair value of the segment’s goodwill and recorded an impairment charge of $73.3 million.

During 2013, we performed our annual impairment review as of October 1 and concluded that the fair value of the USA and Canada Industrial Chemical Distribution reporting units substantially exceeded their carrying values. The fair value of the Canada Agricultural reporting unit exceeded its carrying value but not by a substantial amount. There were no events or circumstances from the date of the assessment through December 31, 2013 that would affect this conclusion.

As of October 1, 2013, the remaining carrying value of the Canada Agricultural reporting unit was $364.7 million. The inputs that create the most sensitivity in our goodwill valuation model are the discount rate, terminal growth rate, estimated cash flow projections and market multiplier. The following table demonstrates the effects on the headroom percentage based on a one percentage-point increase in our discount rate, a one percentage-point decrease in our terminal growth rate, a five percentage-point decrease in estimated cash flow projections and a one point reduction in the market multiplier. Headroom percentage is defined as the fair value less carrying value divided by carrying value of the reporting unit.

Canada Agricultural headroom percentage
October 1, 2013 Impairment test result	11.1%
1% increase in discount rate	7.7%
1% decrease in terminal growth rate	9.3%
5% decrease in cash flow projections	9.8%
1 point decrease in market multiplier	6.9%

Subsequent to our annual testing date of October 1, 2012, the performance of the EMEA reporting unit worsened and we determined it was necessary to review the EMEA reporting unit for impairment at December 31, 2012. We concluded that an indication of impairment existed at December 31, 2012 as the carrying value of the EMEA reporting unit exceeded fair value. We performed step two of the goodwill impairment test in order to calculate the implied fair value of the reporting unit’s goodwill and recorded an impairment charge of $75.0 million in 2012.

During 2011, we performed our annual impairment review as of October 1 and concluded that the fair value of the USA, Canada and Rest of World reporting units substantially exceeded their carrying values. There were no events or circumstances from the date of the assessment through December 31, 2011 that would affect this conclusion. However, the EMEA reporting unit passed the October 1 step one test by a narrow margin as the EMEA reporting unit’s fair value had declined as a result of economic uncertainty in that region, escalating product costs and currency volatility.

Economic conditions in Europe worsened during the fourth quarter and we determined it was necessary to review the EMEA reporting unit for impairment again at December 31, 2011. We concluded that an indication of impairment existed at December 31, 2011 as the carrying value of the EMEA reporting unit exceeded fair value. We performed step two of the goodwill impairment test in order to calculate the implied fair value of the reporting unit’s goodwill and recorded an impairment charge of $169.4 million in 2011.

Determining the fair value of a reporting unit requires judgment and involves the use of significant estimates and assumptions by management. We can provide no assurance that a material impairment charge will not occur in a future period. Our estimates of future cash flows may differ from actual cash flows that are subsequently realized due to many factors, including future worldwide economic conditions and the expected benefits of our initiatives. Any of these potential factors, or other unexpected factors, may cause us to re-evaluate the carrying value of goodwill.

Environmental Liabilities

As more fully described in Note 2 and Note 17 to our consolidated financial statements included elsewhere in this prospectus, we recognize environmental contingency liabilities for probable and reasonably estimable losses associated with environmental remediation. The estimated environmental contingency liability includes incremental direct costs of investigations, remediation efforts and post-remediation monitoring. The total environmental reserve at December 31, 2013, and 2012 was $137.0 million and $146.6 million, respectively.

Our environmental reserves are subject to numerous uncertainties that affect our ability to accurately estimate our costs, or our share of costs if multiple parties are responsible. These uncertainties involve the legal, regulatory and enforcement parameters governing environmental assessment and remediation, the nature and extent of contamination at these sites, the extent and cost of assessment and remediation efforts required, the choice of remediation and, in the case of sites with multiple responsible parties, the number and financial strength of other Potentially Responsible Parties. In addition, our determination as to whether a loss is probable may change, particularly as new facts emerge as to the nature or extent of any non-compliance with environmental laws and the costs of assessment and remediation. Our revisions to the environmental reserve estimates have ranged between additions of $4.3 million to reductions of $2.0 million between 2013 and 2011.

Defined Benefit Pension and Other Postretirement Obligations

As described more fully in Note 2 and Note 7 to our consolidated financial statements included elsewhere in this prospectus, we sponsor defined benefit pension plans in the U.S. and various other countries. We determine these pension costs and obligations using actuarial methodologies that use several statistical and judgmental factors. These assumptions include discount rates, rates for expected return on assets, rates for compensation increases, mortality rates and retirement rates, as determined by us within certain guidelines. Actual experience different from those estimated and changes in assumptions can result in the recognition of gains and losses in earnings as our accounting policy is to recognize changes in the fair value of plan assets or each plan’s projected benefit obligation in the fourth quarter of each year (the “mark to market” adjustment).

The following table demonstrates the effects of a one percentage-point change in our expected return on plan assets and annual rate of compensation and a 25 basis point change in our assumed discount rate used to calculate 2014 defined benefit pension cost:

	2014 Net Benefit Cost (Income)
	% Increase	% Decrease
	(Dollars in millions)
Assumed discount rate	$(9.9)	$(0.5)
Annual rate of compensation increase	1.2	(8.1)
Expected return on plan assets	(0.4)	9.0

Stock-Based Compensation

We follow ASC 718, Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options and restricted stock awards, to be recognized in the consolidated statements of operations based on their grant date fair values. Compensation cost is recognized over the vesting period on a straight-line basis. We maintain one stock-based compensation plan: the 2011 Univar Inc. Stock Incentive Plan, or the Plan. The fair value of the stock options granted under these plans is estimated on the date of the grants using a Black-Scholes-Merton option valuation model that uses certain assumptions set forth in our consolidated financial statements. The fair value of the restricted stock awarded under these plans is estimated on the date of the grants using our stock price. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

If any of the assumptions used in the Black-Scholes-Merton model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Fiscal year ended December 31, 2013	Fiscal year ended December 31, 2012	Fiscal year ended December 31, 2011
Risk Free Interest Rate
Expected Term (in years)
Expected Volatility
Expected Dividend Yield
Weighted Average Grant Date Fair Value of Stock Options Granted

These critical inputs into the Black-Scholes-Merton option pricing model are estimated as follows:

Risk Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the stock options at the time of grant.

Expected Term. As we do not have sufficient historical exercise data under the Plan, the expected term is based on the average of the vesting period of each tranche and the original contract term of 10 years.

Expected volatility. As we do not have sufficient historical volatility data, the expected volatility is based on the average historical data of a peer group of public companies over a period equal to the expected term of the stock options.

Expected Dividend Yield. We currently have no expectation of paying cash dividends on our common stock.

In the absence of a public trading market, our management exercised significant judgment and considered numerous objective and subjective factors to determine the estimated fair value of our common stock as of the date of each option grant and restricted stock award. Such factors include: our operating and financial performance, current business conditions and projections, the hiring of key personnel, the market performance of comparable publicly-traded companies, the U.S. and global capital market conditions, our stage of development and related discount rate, the timing of potential liquidity events and their probability of occurring and any adjustment necessary to recognize a lack of marketability of our common stock.

The input that creates the most sensitivity in our option valuation model is the estimated grant date fair value of our common stock. If the grant date fair value of all outstanding awards as of December 31, 2013 was increased by $1.00, stock-based compensation expense would increase by $2.2 million, or 14.6%, from a reported amount of $15.1 million to $17.3 million for the year ending December 31, 2013.

We granted stock options under the Plan with the following exercise prices during fiscal year 2013 and in the three months ended March 31, 2014:

Option Grant Date	Number of Underlying Shares	Exercise Price	Fair Value of Common Stock	Fair Value of Options
March 29, 2013
April 24, 2013
August 8, 2013
September 4, 2013
November 12, 2013
December 13, 2013
January 20, 2014
February 1, 2014
February 3, 2014
March 1, 2014
March 17, 2014

The activities for the restricted common stock issued to employees for the year ended December 31, 2013 and in the three months ended March 31, 2014 are summarized as follows:

Date	Number of Shares	Weighted- Average Grant- Date Fair Value Per Share
Unvested restricted stock at December 31, 2012
Granted
Forfeited
Vested
Unvested restricted stock at December 31, 2013
Granted
Forfeited
Vested
Unvested restricted stock at March 31, 2014

Income Taxes

We are subject to income taxes in the jurisdictions in which we sell products and earn revenues, including the United States, Canada and various Latin American, Asian-Pacific and European jurisdictions. By their nature, a number of our tax positions require us to apply significant judgment in order to properly evaluate and quantify our tax positions and to determine our provision for income taxes. GAAP sets forth a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. GAAP specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions and also requires expanded disclosures. See Note 6 to our audited consolidated financial statements included elsewhere in this prospectus.

Although we believe we have adequately reserved for our uncertain tax positions, the final outcome of these tax matters may be different than our provision. We adjust our reserves for tax positions in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, the differences are recorded as adjustments to the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The interest and penalties related to these reserves are recorded as a component of interest expense and warehousing, selling and administrative expenses, respectively.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to examination of our income tax returns by various tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provisions for income taxes.

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. Significant judgment in the forecasting of taxable income using historical and projected future operating results is required in determining our provision for income tax and the related asset and liabilities.

In the event that the actual outcome of future tax consequences differs from our estimates and assumptions due to changes or future events such as tax legislation, geographic mix of the earnings, completion of tax audits or earnings repatriation plans, the resulting change to the provision for income taxes could have a material effect on the consolidated statements of operations and consolidated balance sheets.

We have placed a valuation allowance on certain deferred tax assets, including our foreign net operating loss carry forwards. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances.

In evaluating our ability to realize our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, our forecast of future market growth, forecasted earnings, future taxable income and prudent and feasible tax planning strategies.

The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. We believe it is more likely than not that the remaining deferred tax assets recorded on our balance sheet will ultimately be realized. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination.

Recently Issued and Adopted Accounting Pronouncements

See Note 1 to our unaudited condensed consolidated financial statements for the three months ended March 31, 2014 included elsewhere in this prospectus.

See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Accounting Pronouncements Issued But Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606) which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective and will be applied for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is not permitted. The guidance is to be applied using one of two retrospective application methods. We are currently evaluating the impact of the adoption of this accounting standard update on our internal processes, operating results, and financial reporting. The impact is currently not known or reasonably estimable.

See Note 1 to our unaudited condensed consolidated financial statements for the three months ended March 31, 2014 included elsewhere in this prospectus.

Prior Period Reclassifications

In 2013, we reclassified activity from warehousing, selling and administrative, other operating expenses, net and interest expense to other expense, net. This activity includes foreign currency transaction gains and losses, with the exception of certain gains and losses related to intercompany borrowings, the ineffective portion of cash flow hedges, gains and losses related to undesignated derivative instruments and debt refinancing costs. See Note 2 and Note 5 to our audited consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Global Chemical Distribution Market

The global chemical industry represents over $3.4 trillion in annual consumption. The industry is highly fragmented, with more than 100,000 producers supplying chemicals utilized in manufacturing a broad array of products in a diverse range of end markets. In order to supply the diversity of chemicals required in manufacturing chemical products, producers typically utilize a combination of direct sales and outsourced distribution, depending on the properties of their products and their customers’ requirements. The addressable market for chemical distributors (chemical consumption that could be provided by third party chemical distributors), which excludes chemicals delivered through pipelines, is estimated to be $2.3 trillion, of which $223 billion, or 9.7%, is currently funneled through approximately 10,000 third-party chemical distributors. Between 2008 and 2013, overall chemical consumption grew at a 4.4% CAGR. As a result of the increased use of chemical distributors, which grew from 9.1% of the addressable chemical distribution market in 2008 to 9.7% in 2013, the amount of chemicals funneled through distributors grew at a 6.5% CAGR. As this trend continues, the global chemical distribution market is expected to expand at a 5.6% CAGR through 2018, which we expect will continue to outpace overall growth in the chemical industry.

The following charts indicate the addressable size and the geographical distribution of the global chemical distribution market:

Global Chemical Market	Chemical Distribution Market

$3.4 Trillion	$223 Billion

The chemical distribution market has grown most rapidly in emerging markets, where overall chemical consumption growth exceeds global growth rate levels. The Asia-Pacific, Middle East and Africa, Central and Eastern Europe and Latin America chemical distribution markets all grew at a CAGR in excess of 8% from 2008 to 2013 and each is expected to realize a CAGR in excess of 5% through 2018. In the United States, where we hold the #1 market position, there has been a resurgence in chemical manufacturing activity due to improving demand dynamics and an advantaged cost position in large part as a result of the proliferation of natural gas liquids from shale formations. According to the American Chemical Council, over 135 new chemical production projects, valued at over $90 billion, have been announced in the U.S. which could lead to an incremental $66.8 billion per year in U.S. chemical output. We intend to leverage our leading market position in the extensive U.S. distribution market to capture an outsized portion of this growth.

The graph below depicts the growth rate of the chemical distribution market across various geographies:

Benefits of Chemical Distributors

Chemical distributors benefit both producers and customers by acting as an intermediary between fragmented production and end-user markets. Distributors provide a cost-effective way for producers to serve their diverse end markets and geographically dispersed customer base. Customers look to chemical distributors to efficiently source chemicals from a number of different producers, provide specialized technical and industry expertise, as well as distribution services such as repackaging, blending and storing chemicals, to lower their total cost of ownership.

The key reasons that producers and customers use independent chemical distributors include:

•	Fragmented Production and End-User Markets. Chemical production and end-user markets are even more fragmented than the chemical distribution industry, creating an “hour-glass” structure where over 100,000 producers must distribute products to an equally large number of customers. Chemical distributors like Univar provide a pivotal role as an intermediary by purchasing chemical products from chemical producers and repackaging, blending, storing and aggregating demand and providing other value-added services and specialized product expertise before ultimately selling products to a diverse range of customers looking for a “one-stop shop”. By leveraging a distributor’s scale, a producer can reach a larger number of end users than it could through its own efforts. Similarly, customers can access a wider range of chemicals more efficiently by leveraging a distributor’s relationships with multiple chemical producers. As a result, chemical distributors can add significant value for both producers and customers.

•	Cost-Effectiveness. As measured by volume, most chemicals are delivered by producers in bulk by pipeline, tank, ship or rail directly to customers, a trend that is likely to continue. However, many chemical producers find it difficult to cost-effectively sell and deliver less than bulk quantities, particularly where delivery is distant from their warehouses and production facilities. In addition, purchasing volumes from smaller customers are often insufficient to generate adequate returns for large producers. As a result, chemical producers utilize independent chemical distributors to sell and deliver smaller quantities in a cost-effective manner, as well as to simplify operations by reducing their number of sales representatives, sales offices and internally owned warehouse facilities.

•	Specialized Product Knowledge. Many producers and customers look for distributors with specialized industry or product knowledge. Many chemical distributors therefore have dedicated sales teams composed of professionals with technical and industry-specific expertise, allowing them to connect a broad set of chemical producers to a broad set of end-user markets.

•	Geographic Footprint. Large chemical producers are able to benefit from chemical distributors who have a broad geographic footprint by producing at relatively few locations and utilizing chemical distributors to aid in support of their geographically dispersed customer base. Similarly, large customers seek distributors with large geographic footprints to serve their global operations.

•	Services. Chemical distributors provide a diverse array of services to producers and customers. These include distribution services, such as inventory management, product knowledge and technical expertise and mixing, blending and repackaging, as well as value-added services, such as specialty product blending, automated tank monitoring and refill, chemical waste management and digitally-enabled marketing and sales. These value-added services are increasingly important when producers and customers choose a distributor.

High Barriers to Entry

The chemical distribution industry is characterized by high barriers to entry, including the requirement for significant capital investments for transportation and storage infrastructure, an increasingly complex regulatory, environmental and safety landscape requiring specialized knowledge and the need for specialized institutional product knowledge and market intelligence that require significant time and effort to cultivate. Additionally, scale provides for significant advantages in the chemical distribution industry due to purchasing power derived from volume based discounts available to large distributors and the fact that most chemical producers and customers are seeking to streamline their supply chain and prefer established chemical distributors with the most comprehensive product and service offerings and broadest geographic reach.

Significant Benefits of Scale

Scale also serves as an important driver of growth and a catalyst for consolidation within the chemical distribution industry. Currently, the three largest distributors hold a combined global market share of 12.5%. Except for Univar and a handful of other large international companies, most chemical distributors operate locally or regionally, and many specialize in a small number of specific products or product families which are sold in small quantities. Large-scale chemical distributors can frequently better leverage economies of scale and cost structures compared to smaller distributors or new entrants to the market and typically are able to benefit from volume-based pricing with key producers. Because smaller chemical distributors may be less able to cope with increasing costs, environmental and other regulations and competition from larger global distributors, we believe that the longer-term structural trends, emphasizing outsourcing and specialization on the producer side and one-stop shopping on the customer side, will reinforce the hour-glass market structure and enhance the value proposition of large, diversified global chemical distributors.

Mergers and acquisitions also play an important role within the chemical distribution landscape. First, efficiencies in chemical distribution are achieved by operating on a large scale with dense route structure. Second, chemical producers increasingly expect chemical distributors to have both strong regional and global capabilities, along with the critical mass to invest in safety and regulatory capabilities, market development, technical expertise and information-exchange systems. Third, customers increasingly expect chemical distributors to offer broad product bundles and to set up and operate a safely operated global network for sourcing and delivery. We believe these factors create important opportunities for improving margins and profits through selective acquisitions. Over the last few years, many large international distributors have made acquisitions, especially in emerging markets, which have allowed them to increase their global footprint and gain market expertise.

Resilient Economic Model

Diversified, global chemical distributors benefit from the overall stable demand for commodity and specialty chemicals despite any volatility in demand for particular products. In addition, distributors have historically been able to maintain relatively stable gross profit per ton by passing through price changes to customers. As a result, distributors’ businesses do not typically exhibit the level of cyclicality of most chemical producers and their profitability does not vary as much with the supply and demand dynamics of producers’ businesses. Because of this resilient model, when commodity prices swing up or down, while the prices of products change with the market, a distributor’s profitability typically varies less than the overall change in the prices of commodities and products.

BUSINESS

Our Company

We are a leading global chemical distributor and provider of innovative value-added services. For the fiscal year ended December 31, 2013, we held the #1 market position in North America and the #2 market position in Europe. We source chemicals from over 8,800 producers worldwide and provide a comprehensive array of products and services to over 133,000 customer locations in over 150 countries. Our scale and broad geographic reach, combined with our deep product knowledge and end market expertise and our differentiated value-added services, provide us with a distinct competitive advantage and enable us to offer customers a “one-stop shop” for their chemical needs. As a result, we believe we are strategically positioned for growth and to increase our market share.

The global chemical distribution industry is large, fragmented and growing, as producers and customers increasingly realize the benefits of outsourcing. Chemical producers rely on us to reduce complexity and costs within their organizations by outsourcing not only the distribution of their products but also many of the services that their customers require, as well as to improve their market access and geographic reach. Customers who purchase products and services from us benefit from a lower total cost of ownership, as they are able to simplify the chemical sourcing process and outsource a variety of functions such as packaging, inventory management, mixing, blending and formulating.

Since hiring our President and CEO, Erik Fyrwald, in May 2012, we have significantly enhanced our management team, hiring 12 of our top 18 executives, and have implemented a series of transformational initiatives to drive growth and operating performance. These initiatives include:

•	focusing increased efforts on strengthening our market, technical and product expertise in attractive, high-growth industry sectors, such as oil and gas, water treatment, agricultural sciences, food ingredients, cleaning and sanitization, pharmaceutical ingredients and personal care;

•	increasing and enhancing our value-added services, such as specialty product blending, automated tank monitoring and refill of less than truckload quantities, chemical waste management and digitally-enabled marketing and sales;

•	undertaking a series of measures to drive operational excellence, such as enhancing our supply chain and logistics expertise, reducing procurement costs, streamlining back-office functions and improving our working capital efficiency;

•	pursuing commercial excellence programs, including significantly increasing our global sales force, establishing a performance driven sales culture and developing our proprietary, analytics-based mobile sales force tools; and

•	continuing to improve upon our distribution industry leadership in safety performance, which serves as a differentiating factor for both producers and our customers.

These initiatives have contributed to increases in Adjusted EBITDA of 23.0% and 14.3% year-over-year for the three-month periods ended December 31, 2013 and March 31, 2014, respectively, and we believe we are well-positioned to continue to capture market share while growing Adjusted EBITDA. In the twelve months ended March 31, 2014, we generated $10.4 billion in net sales and $616.4 million in Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income (loss), see “Prospectus Summary—Summary Consolidated Financial and Operating Data.”

While we seek to grow volumes across our business, our enhanced focus on end markets and regions with the most attractive growth prospects is a key element of our strategy, as demand within the majority of these end markets and regions is growing faster than overall global chemical distribution demand. We believe, based on management’s knowledge of the industry, that we are the #1 chemical distributor to the North American oil and gas industry and serve the leading oilfield service providers. We serve all of the premier U.S. oil and gas plays including Bakken, Eagle Ford and Marcellus as well as the Canadian oil sands. Based on industry data, we believe the global shale gas market will grow at a 7.9% CAGR between 2013 and 2019. We intend to grow our oil and gas business in North America and internationally by increasing our oil and gas customer base and leveraging our existing relationships with our largest oil and gas customers, including the top three oil and gas service companies, to access high-growth energy regions such as the Middle East and Mexico.

We have also improved our position in water treatment products and services in multiple end markets, including food ingredients and chemical manufacturing, by hiring highly experienced personnel with strong producer and customer relationships and expanding our product knowledge and service offerings. Our water treatment sales in 2013 represented over 5% of total sales and we believe that we are well positioned to capitalize on the expected 4% CAGR in global water consumption from 2013 to 2018. In addition, we continue to expand our presence within high-growth emerging markets such as China, Mexico and Brazil, as overall chemical consumption growth within these regions is expected to exceed global growth rate levels.

The following charts illustrate the geographical and end market diversity of our 2013 net sales:

2013 Net Sales by Region	2013 Net Sales by End Market

We maintain strong, long-term relationships with both producers and our customers, many of which span multiple decades. We source materials from thousands of producers worldwide, including global leaders such as Dow Chemical Company, ExxonMobil, Eastman Chemical Company, LyondellBasell, Dow Corning, BASF and Formosa Chemicals. Our 10 largest producers accounted for approximately 37% of our total chemical expenditures in 2013. Similarly, we sell products to thousands of customers globally, ranging from small and medium-sized businesses to large industrial customers, including Akzo Nobel, Dow Chemical Company, Henkel, Ecolab PPG, Valero Energy, FMC Corporation, Georgia-Pacific and Kellogg Company. Our top ten customers accounted for approximately 12% of our consolidated net sales for the year ended December 31, 2013.

Our Segments

Our business is organized and managed in four geographical segments: USA, Canada, EMEA and Rest of World. For additional information on our geographical segments, see “Note 19: Segments” in our audited consolidated financial statements and “Note 13: Segments” in our unaudited condensed consolidated financial statements, in each case included elsewhere in this prospectus.

USA

With a #1 market position, we supply a significant amount of commodity and specialty chemicals to a wide range of end markets, touching a majority of the manufacturing and industrial production sectors in the United States. Our close proximity to customers serves as a competitive advantage and we believe that nearly 100% of

U.S. manufacturing GDP is located within 150 miles of a Univar location. The major end markets we serve vary based upon general U.S. economic conditions. We expect all of these markets to benefit from the economic recovery in 2014 and beyond, as the North American chemical distribution market is forecast to grow at a 4.9% CAGR through 2018. Our sales force focuses on distinct markets and service offerings (such as oil and gas, large volume commodity opportunities, industrial chemicals, ChemPoint.com and environmental services) and we further divide the industrial chemicals business into east and west regions.

Canada

Our Canadian operations also maintain the #1 market position, and are divided into three regions: Western Canada, where we focus primarily on the oil and gas, mining and forestry end markets; Eastern Canada, where we focus primarily on the cleaning and sanitization, coatings and adhesives, food ingredients, chemical manufacturing, personal care and pharmaceutical end markets; and Central Canada, where we focus on the distribution of crop protection products to independent retailers and specialty applicators serving the agriculture end market. We believe that our new Alberta Transload facility also provides our oil and gas team with a significant competitive advantage due to its proximity to the Canadian oil sands.

EMEA

With the #2 market position in Europe, we maintain a strong presence in the United Kingdom and Continental Europe with sales offices in 20 countries. Our EMEA segment also includes six sales offices in the Middle East and Africa which we believe will enable us to capitalize on growing regional demand, especially within the oil and gas industry. EMEA chemical distribution demand is expected to grow 4.4% per annum through 2018, with emerging economies such as the Middle East, Africa, and Central and Eastern Europe driving regional growth.

In 2013, our management team began implementing a pan-European strategy to consolidate our European operations, including our information technology systems, raw materials procurement, logistics, route operations and the management of producer relationships, in order to benefit from economies of scale and improve cost efficiency. We are also strengthening our end market expertise and key account management capability across Europe to better support sales representatives in each country. We have strengthened our oil and gas, large volume commodity and industrial chemical capabilities, with a focus on higher growth end markets.

Rest of World

Our global footprint also includes sales offices and distribution sites in Mexico, Brazil and the Asia-Pacific region. Chemical distribution demand growth within these regions has outpaced the overall global market, a trend which we expect to continue in the future. The Asia-Pacific and Latin America chemical distribution markets are expected to grow at 7.2% and 5.1% CAGRs, respectively, through 2018. From our operations in China we export to South Korea, Japan, Taiwan, Hong Kong, the United States, the Netherlands, Dubai, Singapore and India. Our operations based in Singapore focus on domestics sales and export sales to Korea, Vietnam, Thailand, Philippines, Malaysia, Indonesia, Sri Lanka and India. Our Global Sourcing & Exports, or GS&E, is based in Shanghai and Qingdao, China, with additional representatives in China and India, and provides us with the capability to source chemicals from these regions as well as access to chemicals that are not produced in North America or Europe. We further expanded our footprint in Latin America through our 2011 acquisition of Arinos, a distributor of specialty and commodity chemicals in Brazil and our 2013 acquisition of Quimicompuestos, a leading distributor of commodity chemicals in Mexico.

Our Competitive Strengths

We believe the following competitive strengths have enabled us to become an integrated resource to both producers and our customers and to build and maintain leading market positions in many of the key regions and end markets that we serve.

Leading global market position in a highly attractive, growing industry

We are one of the world’s leading chemical distribution companies, with a #1 market position in both the United States and Canada and a #2 market position in Europe. We continue to focus on increasing our market share through organic growth, marketing alliances and strategic acquisitions in both established markets, such as the United States, which is experiencing a resurgence in chemical manufacturing, and high-growth emerging markets, such as the Asia-Pacific region, Latin America and the Middle East. We are also well positioned in attractive and high-growth end markets, including oil and gas, water treatment, agricultural sciences, food ingredients, cleaning and sanitization, pharmaceutical ingredients and personal care.

Our scale and geographic reach, combined with our broad product offerings, product knowledge and market expertise and our differentiated value-added service offerings, provide us with a significant competitive advantage in the highly fragmented third party chemical distribution market, which includes more than 10,000 participants, primarily comprised of smaller distributors with limited geographic and product reach. As of 2013, the three largest global chemical distributors held a combined market share of 12.5% of the global market, including our 4.7% share.

We operate in a highly attractive, expanding market which has grown at a 6.5% CAGR from 2008 to 2013. This growth has outpaced the growth of total chemical demand (which has grown at a 4.4% CAGR from 2008 to 2013) and this trend is forecasted to continue as a result of increased outsourcing of distribution by producers and growing demand from customers for value-added services. Third party chemical distribution growth is expected to continue to be driven by these trends, as well as consolidation of the highly fragmented chemical distribution market. We believe that we are well-positioned to benefit from this anticipated growth.

Global sourcing and distribution network producing operational and scale efficiencies

We operate one of the most extensive chemical distribution networks in the world, comprised of over 700 distribution facilities, more than 80 million gallons of storage capacity, over 2,800 tractors, tankers and trailers, over 1,200 railcars, over 120 rail/barge terminals and 20 deep sea terminals. We believe that nearly 100% of U.S. manufacturing GDP is located within 150 miles of one of our locations. Our purchasing power and global procurement relationships provide us with significant competitive advantages over local and regional competitors due to volume-based discounts we receive as well as our enhanced ability to manage our inventory and working capital. Our global distribution platform also creates significant value for both producers and our customers through the combination of our comprehensive inventory, electronic ordering and shipment tracking, “just-in-time” delivery, centralized order handling and fulfillment and access to networked inventory sourcing. Global Sourcing & Exports, or GS&E, which operates out of the United States and has global sourcing capabilities, allows us to source lower cost chemicals. In addition, our scale allows us to service an international customer base in both established and emerging markets, as well as in difficult-to-access areas such as wellsites in key oil and gas basins and the oil sands region of Northern Canada and positions us to take market share as producers and customers streamline their distributor relationships. As one of the world’s largest chemical distributors, we are able to reduce costs by aggregating demand and implementing consistent processes to operate with increasing efficiency as we expand into new markets. We also benefit from a “hub and spoke” distribution network in many of our markets, providing multiple touch points for efficient delivery.

Long-standing, strong relationships with a broad set of producers and customers

We source chemicals from more than 8,800 producers, many of which are the premier global chemical producers, including Dow Chemical Company, ExxonMobil, Eastman Chemical Company, LyondellBasell, Dow Corning, BASF and Formosa Chemicals. We distribute products to over 133,000 customer locations, from small and medium-sized businesses to global industrial customers, including Akzo Nobel, Dow Chemical Company, Henkel, Ecolab, PPG, Valero Energy, FMC Corporation, Georgia-Pacific and Kellogg Company, across a diverse range of high-value and high-growth end markets. We believe that our scale, geographic reach, diversified distribution channels, broad product and value-added services offerings, as well as our deep technical expertise and knowledgeable sales force, are key differentiators relative to smaller, regional and local competitors, and have enabled us to develop strong, long-term relationships, often spanning several decades, with both producers and customers. The strength of our relationships has provided opportunities for us to integrate our service and logistics capabilities into their business processes and to promote collaboration on supply chain optimization, and, in the case of producers, marketing and other revenue enhancement strategies. In addition, our strong safety record is an increasingly important consideration for producers and our customers when choosing a chemical distributor.

Broad value-added service offerings driving customer loyalty

To complement our extensive product portfolio, we offer a broad range of value-added services, such as specialty product blending (Magnablend), automated tank monitoring and refill of less than truckload quantities (MiniBulk), chemical waste management (ChemCare) and digitally enabled marketing and sales (ChemPoint.com). Our deep technical expertise, combined with our knowledgeable sales force, allows us to provide tailored solutions to our customers. We believe that our innovative and differentiated value-added service offerings provide efficiency and productivity benefits to our customers. In addition, these value-added services have higher margins and are growing at a faster rate than our chemical product sales.

Strategically positioned assets and sales force focused on high-growth end markets, such as the oil and gas and water industries

We have successfully focused our sales organization and operating assets to target high-growth end markets, including the oil and gas and water industries. We have dedicated sales teams composed of professionals with technical and industry-specific expertise, allowing us to connect a broad set of chemical producers to a broad set of end-user markets. Between 2009 and 2013, demand for oil and gas-related chemicals that we distribute has increased at an average annual rate of approximately 4%, principally driven by the acceleration in the growth of extraction of oil and natural gas in areas that historically would have been economically impractical to develop. The location of our facilities and our logistics capabilities lead to high customer retention and a larger addressable market. Our assets are strategically configured in and around the most prominent natural gas and crude oil producing plays in North America, including the Bakken, Eagle Ford and Marcellus. We believe that our new Alberta Transload facility also provides our oil and gas team with a significant competitive advantage due to its proximity to the Canadian oil sands. Based on industry data, we believe the global shale gas market will grow at a 7.9% CAGR between 2013 and 2019. We believe we are the only chemical distributor capable of cost-effectively delivering a complete portfolio of specialty and commodity chemicals to all of the major U.S. shale basins as well as the Canadian oil sands. In addition, the resurgence of industrial water treatment requirements in the oil and gas, mining and power generation industries, combined with increased demand for drinking and waste water treatment, has driven an increase in demand for the water treatment chemicals we distribute. According to a report by the Freedonia Group, world demand for water treatment chemicals is forecast to rise 5.8% per year to $30.8 billion in 2017. We believe our technical expertise and the value-added services we provide to municipalities and industrial users will continue to deliver market share gains in our water vertical.

Resilient business platform with significant growth potential

We believe that the combination of our large geographic footprint, end market diversity, fragmented producer and customer base and broad product offerings provides us with a resilient business platform that enhances our flexibility and ability to take advantage of growth opportunities. We buy thousands of different chemical products in bulk quantities, process them, repack them in quantities that are matched to the needs of our customers, sell them and deliver them to approximately 133,000 customer locations in over 150 countries. In addition to our vast geographic reach, we serve a wide range of end markets with over 30,000 products and have no major exposure to any single end market or customer. Our ten largest customers accounted for approximately 12% of our consolidated net sales for the year ended December 31, 2013. We also benefit from sourcing our products from diverse and large set of producers, with our ten largest producers accounting for approximately

37% of our chemical expenditures in 2013. In addition, we have undertaken substantial cost reduction activities since 2012, which have reduced our fixed costs, improved our net working capital balances and increased our operating margins. For the past three years, capital expenditures have typically averaged less than 2% of sales annually. Capital expenditures for our business have historically been low and predictable year over year. We believe that the combination of our disciplined approach to cost control, our active asset management strategy and our low capital expenditure requirements has resulted in a strong business platform that is well positioned for growth and adaptable to changing industry dynamics.

Experienced and proven management team

We have assembled a highly experienced management team that have, on average, over 30 years of experience in the chemical industry. Our management team is led by our Chief Executive Officer, Erik Fyrwald, formerly the President and Chief Executive Officer of Nalco Holding Company and President of Ecolab, Inc., who has over 30 years of experience in the chemical and distribution industries. Since mid-2012, our senior management team has implemented an enhanced business strategy and successfully transformed our pricing structure, sales force, capital efficiency and acquisition and integration strategy.

Our Growth Strategy

We believe that we are well-positioned to capitalize on industry growth trends and opportunities to increase our market share by focusing on expanding our scale and global infrastructure, while further cultivating our relationships with key producers and customers. We also intend to continue to implement strategies to improve our operating margins. The key elements of our growth strategy are to:

Leverage our market leading position to grow organically in existing and new geographies and end markets

We seek to build upon our position as a global market leader by leveraging our scale and global network to capitalize on market opportunities, as major chemical producers outsource an increasing portion of their distribution operations and rationalize their distributor relationships. Because many producers and customers look for distributors with specialized industry or product knowledge, we will continue to develop our technical and industry-specific expertise to become the preferred distributor for an even broader range of chemical producers and customers in existing and new markets. We will also continue to improve the customer experience through dedicated sales teams composed of professionals with industry-specific expertise in areas such as oil and gas, water treatment, agricultural services, food ingredients, pharmaceutical ingredients, personal care and coatings and adhesives. In addition, we are expanding the scope of our account management by appointing global account leaders to broaden our relationships with global customers. Our broad geographic footprint and extensive producer and customer relationships provide us with a unique opportunity to expand our operations in developing geographies. We believe that we are well-positioned to capture additional sales volume and grow organically as we reinforce our position as a “one-stop” provider of chemicals to customers and related supply chain management services for chemical producers.

Focus on continued development of innovative value-added services

We are focused on developing and offering a range of value-added services that provide efficiency gains for producers and lower the total cost of ownership for our customers. We will also continue to partner with customers to develop tailored solutions to meet their specific requirements. Our high-growth and value-added service offerings, including Magnablend, MiniBulk, ChemCare and ChemPoint.com, are key differentiators for us relative to our competitors and also enhance our profitability and growth prospects.

Pursue commercial excellence initiatives

We are currently focused on implementing a number of key commercial excellence programs including:

•	strengthening our sales planning and execution process by focusing on a centralized account planning process, improving value documentation and conducting quarterly business reviews with customers;

•	attracting, retaining, mentoring and developing our sales force talent, increasing the size of our U.S. sales force to take advantage of markets that are underpenetrated by us, enhancing product knowledge and end market expertise across our sales force and focusing our sales force on high-growth, high-value end markets; and

•	expanding our utilization of proprietary intelligent mobile sales force tools which provide market and customer insights, pricing analytics, to drive improved productivity and profitability for producers and us.

Continue to implement additional productivity improvements and operational excellence initiatives

We are committed to continued operational excellence and have implemented several initiatives to further improve operating performance and margins. Some of the key operational excellence initiatives include:

•	Optimizing our global sourcing and supply chain network: We are focusing on our procurement organization to reduce sourcing costs and implementing robust inventory planning and stocking systems, and we are in the process of centralizing, improving and consolidating our indirect-spend, including third party transportation, all in an effort to reduce costs and improve the reliability and level of service we offer customers; and

•	Continuing to refocus our EMEA business. We are undertaking a commercial realignment of our EMEA business, from a country-based structure to a pan-European platform, with increased focus on key growth markets, local knowledge and local profitability. We also continue to rationalize underperforming sites and reduce overhead to drive improved profitability in EMEA.

Undertake selective acquisitions and ventures

We will continue to evaluate selective acquisitions and ventures in both developed and emerging markets to complement our organic growth initiatives. Specifically, we seek acquisition and venture opportunities that will:

•	increase our market share in established markets, such as North America and Europe, to create operating leverage;

•	increase our market share of key products where increased volume provides enhanced margin opportunities;

•	expand our existing product portfolio and our value-added services capabilities;

•	enable us to enter or expand our presence in high-growth developing markets such as China and Brazil; and

•	increase our presence in high-growth industries.

Company History

Our history dates back to 1924 when we were founded as a brokerage business. In 1986, we acquired McKesson Chemical Corporation, then the third largest U.S. chemical distributor, solidifying our presence throughout the United States and making us the largest chemical distributor in North America. In 2001, we continued our expansion into Europe through the acquisition of Ellis & Everard, which specialized in the distribution of chemicals in the United Kingdom and Ireland and had additional facilities in Europe and the

Eastern United States. In 2007, we acquired Chemcentral, which enabled us to improve our market share and operational efficiencies in North America.

In 2007 we were acquired by investment funds advised by CVC as well as investment funds associated with Goldman, Sachs & Co. and Parcom. On November 30, 2010, investment funds associated with CD&R acquired a 42.5% ownership interest in us. Currently funds advised or managed by CD&R and CVC each beneficially own approximately 40% of our company. The remaining interests are beneficially owned by funds managed or advised by Parcom, an investment fund affiliated with ING Group, affiliates of Highbridge Capital Management, affiliates of Apollo Global Management, affiliates of GSO Capital Partners, our management and former management and affiliates of certain of the underwriters, including Goldman, Sachs & Co. and J.P. Morgan Securities LLC.

In December 2010, we acquired Basic Chemical Solutions, or BCS, a global distributor and trader of commodity chemicals, which further strengthened our ability to provide value in the supply chain between chemical producers and end-users and reinforced our global sourcing capabilities. In January 2011, we completed our acquisition of Quaron, a chemical distributor operating in Belgium and the Netherlands, which complemented our strong European foothold in specialty chemicals with expanded product portfolio and increased logistical capability. We continued our expansion into the emerging markets in 2011 through our acquisition of Eral-Protek, a leading chemical distributor in Turkey, and the acquisition of Arinos, a leading chemical distributor of specialty and commodity chemicals and high-value services in Brazil. In December 2012, we acquired Magnablend, whose specialty chemical and manufactured products broadened our oil and gas offerings. In May 2013, we expanded our Mexican presence with the acquisition of Quimicompuestos, making us a leading chemical distributor in the Mexican market, which is increasingly connected to the North American market.

Products and End Markets

The main focus of our marketing approach is to identify attractive end-user markets and provide customers in those markets all of their commodity and specialty chemical needs. We also offer value-added services as well as procurement solutions that leverage our chemical, supply chain and logistics expertise, networked inventory sourcing and producer relationships. We provide our customers with a “one-stop shop” for their commodity and specialty chemical needs and offer a reliable and stable source of quality products.

We buy and inventory chemicals in large quantities such as barge loads, railcars or full truck loads from chemical producers and we sell and distribute smaller quantities to our customers. Approximately 62% of the chemicals we purchase are in bulk form, and we repackage them into various size containers for sale and distribution.

Commodity chemicals currently represent and have historically represented the largest portion of our business by sales and volume. Our commodity chemicals portfolio includes acids and bases, surfactants, glycols, inorganic compounds, alcohols and general chemicals used extensively throughout hundreds of end markets. Our specialty chemicals sales represent an important, high-value, higher-growth portion of the chemical distribution market. We typically sell specialty chemicals in lower volumes but at a higher profit than commodity chemicals. While many chemical producers supply these products directly to customers, there is an increasing trend toward outsourcing the distribution of these specialized, lower volume products. We believe that customers and producers value Univar’s ability to supply both commodity and specialty products, particularly as the markets continue to consolidate.

We serve a diverse set of end markets and regions, with no end market accounting for more than 20% of our net sales over the past year. Our most significant end markets in recent years have included oil and gas, coatings and adhesives, chemical manufacturing, food ingredients and cleaning and sanitization.

Our key global end markets include:

•	Oil and Gas. Our strength in the oil and gas sector comes from our expert team of chemical and petroleum engineers and other professionals with many years of industry experience. We believe that our industry expertise, coupled with laboratory services and product lines that are designed for use in refineries and gas processing plants, make us a leading distributor to this industry. We also support the upstream oil and gas business by providing chemicals for use in drilling, completing and reworking oil and gas wells and the oil sands in Canada. Recently, this has been a strong growth driver for us with the increase in shale gas extraction. In this sector, we distribute caustic-soda, hydrochloric acid, absorbents, catalysts, fuel additives, water soluble polymers, gas treating amines, lubricants, surfactants, solvents, methanol and heat transfer fluids.

•	Coatings and Adhesives. The coatings and adhesives industry is also one of our largest customer end markets. We sell solvents, resins, pigments and other thickeners used to make paints, inks, glues and other binders. We have a large team of industry and product specialists offering a diverse line of commodity and specialty paints and coatings products. Our product line includes solvents, epoxy resins, polyurethanes, titanium dioxide, fumed silica, esters, plasticizers, silicones and specialty amines.

•	Agriculture Sciences. We are a leading wholesale distributor of crop protection products to independent retailers and specialty applicators. To support this end market, we distribute horticultural products, fungicides and feed, among other products, and we provide storage and logistics services for major crop protection companies, storing chemicals, feed grade materials, seed, equipment and parties. We also are the largest distributor in the United States of pest control products and equipment to the pest management industry. We service the public health, hay production, post-harvest commodity storage, animal production, dairy and turf and ornamental markets with these products. We operate a network of over 70 Univar ProCenter distribution centers in North America to serve this end market.

•	Chemical Manufacturing. We distribute a full suite of chemical products in support of the chemical manufacturing industry (organic, inorganic and polymer chemistries). Our broad warehousing and delivery resources permit us to assure our chemical manufacturing customers efficient inventory management, just-in-time delivery, custom blends and tailored packages. Our industry expertise also assists our customers in making product selections which best suit the customer’s objectives and with chemical waste and wastewater issues.

•	Food Ingredients. For the food and beverage industry, we inventory a diverse portfolio of commodity and specialty products that are sold as processing aids or food additives. We sell food ingredients such as texturants, thickeners, sweeteners, preservatives, leavening agents and glycerine, as well as texturizer and fat replacement products that include xanthan gum, carrageenan, cellulosics and pectin. We distribute emulsifier products that include glycerine, propylene glycol and lecithin and we distribute citric acid, an acidulant product, as well as alkalis. The major food and beverage markets we serve are meat processing, baked goods, dairy, grain mill products, processed foods, carbonated soft drinks, fruit drinks and beer. We manage our product portfolio to ensure security of supply, quality standards and cost competitiveness. We refresh our product offering with products that meet the key trends impacting the food industry. Our industry experts have developed marketing tools that simplify the ingredient selection process for our customers and provide product performance information and solutions.

•	Cleaning and Sanitization. The cleaning and sanitization industry is made up of thousands of large and small formulators that require a multitude of chemical ingredients to make cleaning products and detergents for home and industrial use. We believe that we distribute chemicals manufactured by many of the industry’s leading producers of surfactants, emulsifiers, phosphates, fillers, fabric softeners, bleaching aides, chelants, acids, alkalis and other chemicals that are used in cleaning products.

•	Personal Care. We are a full-line distributor in the personal care industry providing a wide variety of commodity and specialty chemicals used in moisturizing lotions, shampoos, conditioners, body washes, toning, coloring, styling and many other consumable products for cleansing and beautifying. The chemicals that we distribute serve as active ingredients with functional properties in the formulation of personal care products. Business development specialists and industry specialists work with our customer formulators and assist them with their product innovations.

•	Pharmaceutical Ingredients. We are uniquely positioned in the pharmaceutical ingredients industry due to the combination of our product portfolio, logistics footprint and customized solutions to meet the needs of a highly regulated industry. We represent some of the world’s leading excipient, solvent and active pharmaceutical ingredient producers as well as producers of chemicals used to support water treatment and filtering and purification systems, thus offering our customers a broad product offering in the pharmaceutical industry. We sell active ingredients such as aspirin, ascorbic acid, caffeine and ibuprofen and excipients that include polysorbates, methylcellulose, stearyl alcohol and glycerol stearates.

In some geographic regions we target other markets in addition to the end-user markets described above. Our water treatment products and services are utilized by customers in many of our end markets, and we believe that this will continue to be a growth area for our business.

Services

In addition to selling and distributing chemicals, we use our transportation and warehousing infrastructure and broad knowledge of chemicals and hazardous materials handling to provide important distribution and value-added services for producers and our customers. This intermediary role is increasingly important, in particular due to the recent trend of increased outsourcing of distribution by chemical producers to satisfy their need for supply chain efficiency. These services include:

Distribution Services

•	Inventory management. We manage our inventory in order to meet customer demands on short notice whenever possible. Our key role in the supply chain to chemical producers also enables us to obtain access to chemicals in times of short supply, when smaller chemical distributors may not able to obtain or maintain stock. Further, our global distribution network permits us to stock products locally to enhance “just-in-time” delivery, providing outsourced inventory management to our customers. In addition, for oil and gas customers, we are able to offer a suite of wellsite delivery as well as service options to further assure product availability and proper application, often in difficult to reach areas.

•	Product knowledge and technical expertise. We partner with our customers in their production processes. For example, we employ a team of food technologists and chemicals and petroleum engineers who have the technical expertise to assist in the formulation of chemicals to meet specific customer performance requirements as well as provide customers with after-market support and consultation.

•	Mixing, Blending and repackaging. We provide our customers with a full suite of blending and repackaging services. Additionally, we can fulfill small orders through our repackaging services, enabling customers to maintain smaller inventories.

Value-Added Services

•

MiniBulk and Remote Monitoring. MiniBulk is a complete storage and delivery system that improves plant safety and productivity. MiniBulk is a safe and efficient handling and use system for customers receiving less than full truckload quantities of chemicals. Our trained specialists deliver products that minimize employee exposure to hazardous chemicals. In addition drum storage and disposal are eliminated and access to products is improved. Similarly, our remote telemetry systems permit around-the-clock access to inventory information. The result is better inventory management, elimination of manual measurement and better assurance of timely/automatic replenishment.

•	Specialized Blending. Leveraging our technical expertise, we are able to utilize our blending and mixing capabilities to create specialty chemical formulations to meet specific customer performance demands, including formulated products through our Magnablend business.

•	ChemCare. Our ChemCare waste management service collects both hazardous and non-hazardous waste products at customer locations in the United States and Canada, and then works with select partners in the waste disposal business to safely transport these materials to licensed third party treatment, storage and disposal facilities. ChemCare reviews each waste profile, recommends disposal alternatives to the customer and offers transportation of the waste to the appropriate waste disposal company. Hazardous and non-hazardous waste management technologies provided from our approved treatment storage and disposal facility partners include recycling, incineration, fuels blending, lab packing, landfill, deepwell injection and waste to energy. ChemCare also assists in the preparation of manifests, labels and reporting requirements and provides on-site project management for tank cleaning projects and site cleanups.

•	ChemPoint.com. ChemPoint.com is our unique distribution platform that facilitates the marketing and sales of specialty and fine chemicals. ChemPoint.com operates principally in North America and EMEA. Our ChemPoint.com platform is primarily focused on connecting producers to customers who require a technical sales approach on relatively small volumes of high-value and highly-specialized chemicals. Through this platform, we also offer MarketConnect, our leading-edge, web-based opportunity management system, which provides producers with market transparency to customers and allows them to review and participate in a high-value sales process.

Producers

We source chemicals from many of the premier global chemical manufacturers. Among our largest producers worldwide are the world’s largest general chemical and petrochemical producers, with many of the relationships with these producers having been in place for decades. We have both exclusive and nonexclusive arrangements with producers, depending on the type of chemicals involved. We typically maintain relationships with multiple producers of commodity chemicals to protect against disruption in supply and distribution logistics as well as to maintain pricing discipline in our supply. Specialty chemicals, which often require more in-depth technical application knowledge, tend to be sourced on an exclusive basis. Maintaining strong relationships with producers is important to our overall success. Our scale, geographic reach, diversified distribution channels and industry expertise enable us to develop strong, long-term relationships with producers, allowing us to integrate our service and logistics capabilities into their business processes, promoting collaboration on supply chain optimization, marketing and other revenue enhancement strategies. The producers we work with also benefit from the insight we provide into customer buying patterns and trends. Our scale, geographic reach and close relationship with chemical producers often enable us to receive more attractive pricing terms for our chemical purchasing. Chemical producers have been using fewer independent distributors in an effort to develop more efficient marketing channels and to reduce their overall costs. More and more, chemical producers are depending on the sales forces and infrastructure of large chemical distributors to efficiently market, warehouse and deliver their chemicals to end-users.

Our base of more than 8,800 chemical producers is highly diversified, with Dow Chemical Company representing 12% of our 2013 chemicals expenditures, and no other chemical producer accounting for more than 10% of the total. Our 10 largest producers accounted for approximately 37% of our total chemical expenditures in 2013.

We typically purchase our chemicals through purchase orders rather than long-term contracts, although we have exclusive supply arrangements for certain specialty chemicals. We normally enter into framework supply contracts with key producers. These framework agreements generally operate on an annual basis without fixed pricing terms, although they often include financial incentives if we meet or exceed specified purchase volumes. We also have a limited number of longer term agreements with certain producers of commodity chemicals. For all of these chemicals, once we purchase the products, we ship them either directly to a customer or, more commonly, to one of our distribution centers.

Our ability to earn volume-based incentives from producers is an important factor in achieving our financial results. We receive these volume-based incentives in the form of rebates that are payable only when our sales equal or exceed the relevant target. In order to record these incentives throughout the year, we estimate the amount of incentives we expect to receive in order to properly record our cost of sales during the period. Because our right to receive these incentives will depend on our purchases for the entire year, our accounting estimates depend on our ability to forecast our annual purchases accurately which ultimately will vary depending on our customers’ demand and consumption patterns which may be independent of our performance as a distributor.

Sales and Marketing

We organize our sales force regionally and also have industry-focused sales representatives who have developed industry-specific knowledge and technical expertise. We believe that our industry-focused model differentiates us in the market and provides superior technical support and innovation to meet customer needs, which increases our effectiveness as a sales channel for producers. We believe this industry-focused model enables us to provide application support for our customers and encourages customers to consolidate chemical purchasing with us, creating additional sales for us and producers. To fully penetrate various markets and industries, we also use outside sales representatives, telesales representatives and technically trained telemarketing personnel. In addition to pursuing producer diversification and volume-based pricing, we exercise discipline in pricing to customers in order to improve margins. We centrally establish and manage pricing guidelines for select products. Our product managers establish a price based on prices posted by chemical producers plus freight, storage and handling charges. Our field management and sales teams price our products based on order volume and local competitive conditions utilize proprietary tools to price the products. They are required to obtain authorization from the product manager to quote a price below the posted threshold.

Our industry-focused marketing groups are responsible for product management, account management, program marketing product portfolio management and corporate communication with an industry focus to provide superior value-added services. Our industry product management groups work to analyze and identify product and technology trends in the marketplace and develop programs to promote enhanced sales. We have established an international marketing group to focus on the European market and to enter into corporate contracts on behalf of local operating companies. We believe that our European presence and broad product portfolio position us better than our local competitors to meet the requirements of the European corporate market.

Commencing in 2013, we began to implement our Freedom to Sell initiative in the United States, which is focused on strengthening our sales planning and execution process. Freedom to Sell seeks to assist our sales force in successfully identifying and prioritizing customer opportunities as well as providing coaching, mentoring and incentivizing our sales force to take advantage of those opportunities, resulting in increased sales time and an efficient allocation of sales resources.

As of December 31, 2013, we had approximately 2,500 sales and marketing professionals, representing approximately 30% of our total workforce. Our sales and marketing professionals as of that date were located in the following regions: 1,200 in USA, 300 in Canada, 800 in EMEA and 200 in Rest of World.

Distribution Channels

We continue to refine our distribution business model to provide producers and our customers with the highest level of service, reliability and timeliness of deliveries while offering cost competitive products. We have several channels to market, including warehouse delivery, direct-to-consumer delivery and ChemPoint.com, our unique distribution platform for specialty and fine chemicals. The principal determinants of the way a customer is serviced include the size, scale and level of customization of a particular order, the nature of the product and the customer, and the location of the product inventories. For the year ended December 31, 2013, warehouse distribution accounted for approximately 80% of our net sales while direct distribution accounted for approximately 18% of our net sales, with the remaining approximate 2% of net sales derived primarily from services.

Warehouse Distribution

Our warehouse distribution business is the core of our operations. In our warehouse business, we purchase chemicals in truck load or larger quantities from chemical producers based on contracted demands of our customers or our estimates of anticipated customer purchases. Once received, chemicals are stored in one or more of our over 700 distribution facilities, depending on customer location, for sale and distribution in smaller, less-than-truckload quantities to our customers. Our warehouses have various facilities for services such as repackaging, blending and mixing to create specialized chemical solutions needed by our customers in ready-to-use formulations.

Our warehouse business connects large chemical producers with smaller volume customers whose consumption patterns tend to make them uneconomical to be served directly by producers. Thus, the core customer for our warehouse business model is a small or medium volume consumer of commodity and specialty chemicals. Since chemicals comprise only a fraction of the input costs for many of our customers’ products, our warehouse customers typically value quality, reliability of supply and ease of service. Our breadth of chemical product offerings also allows us to provide customers with complete management solutions for their chemical needs as they are able to obtain small volumes of many different products from us more efficiently and economically than if they dealt directly with multiple chemical producers. Our network of warehouses allows us to service most customers from multiple locations and also enables us to move products efficiently and economically throughout our own warehouse system to service customers on a real-time basis. Further, by leveraging our geographic footprint and state-of-the-art logistics platform, we are able to combine multiple customer orders along the same distribution routes to reduce delivery costs and facilitate customer inventory management. For example, we combine multiple less-than-truckload deliveries for different customers along the same route to better utilize our delivery assets while at the same time minimizing our customers’ inventories.

With the leading market position in North America, our operations are capable of serving customers throughout the United States, including Hawaii and Alaska, and all major provinces and major manufacturing centers within Canada including remote areas such as the oil sands regions of Northern Canada. Our close proximity to major transportation arteries allows us to service customers in the most remote locations throughout the United States, particularly those markets that chemical producers are not able to serve profitably. In the USA, we rely mainly on our own fleet of distribution vehicles, while we primarily use third parties for the transportation of chemicals in EMEA and Rest of World.

Direct Distribution

Our direct distribution business provides point-to-point logistics for full truckloads or larger quantities of chemicals between producers and customers. In direct distribution, we sell and service large quantity purchases that are shipped directly from producers through our logistics infrastructure, which provides customers with sourcing and logistics support services for inventory management and delivery, in many cases far more economically than the producer might provide. We believe that producers view us not as competitors, but as providers of a valuable service, brokering these large orders through the utilization of our broad distribution network. We typically do not maintain inventory for direct distribution, but rather use our existing producer relationships and marketing expertise, ordering and logistics infrastructure to serve this demand, resulting in limited working capital investment for these sales. Our direct distribution service is valuable to major chemical producers as it allows them to deliver larger orders to customers utilizing our existing ordering, delivery and payment systems. This distribution channel primarily distributes bulk commodity chemicals utilizing our own delivery vehicles in North America and third party carriers in Europe.

Insurance

We have insurance coverage at levels which we consider adequate for our worldwide facilities and activities. Our insurance policies cover the following categories of risk: property damage and business interruption; product and general liability; environmental liability; directors’ and officers’ liability; crime; workers’ compensation; auto liability; railroad protective liability; excess liability; excess California earthquake; marine liability; marine cargo; aviation products liability; business travel accident; pension trustees liability; and employment practices liability.

Competition

The chemical production, distribution and sales markets are highly competitive. Most of the products that we distribute are made to industry standard specifications and are either produced by, or available from, multiple sources or the producers with which we work may also sell their products through a direct sales force or through multiple chemical distributors.

Chemical distribution itself is a fragmented market in which only a small number of competitors have substantial international operations. Our principal large international competitor is Brenntag, with a particularly strong position in Europe.

Many other chemical distributors operate on a regional, national or local basis and may have a strong relationship with local producers and customers that may give them a competitive advantage in their local market. Some of our competitors are either local or regional distributors with a broad product portfolio, while others are niche players which focus on a specific end market, either industry or product-based.

Chemical producers may also choose to limit their use of third party distributors, particularly with respect to higher margin products, or to partner with other chemical producers for distribution, each of which could increase competition.

We compete primarily on the basis of price, diversification and flexibility in product offerings and supply availability, market insight and the ability to provide value-added services.

North America

The independent chemical distribution market in North America is fragmented with just under 50% of the market serviced by the top five companies and more than half the market serviced by companies that have a share of less than 2% each. Our principal competitors in North America include Brenntag, Helm America, Hydrite Chemical, Prinova and Nexeo Solutions—formerly Ashland Distribution. We also compete with a number of smaller companies in certain niche markets.

EMEA

The independent chemical distribution market in Europe historically has been highly fragmented with most distributors operating on a regional basis and just over a quarter of the market serviced by the top five companies. Consolidation among chemical distributors has increased, mirroring developments within the chemical sector as a whole. As consolidation accelerates amongst chemical producers and customers alike, they are increasingly looking to do business with fewer distributors that handle a range of key products across key geographic regions.

Brenntag is our leading competitor in Europe due to its strong market position in Germany, which is the largest European chemical distribution market. Other regional competitors in Europe include Azelis, Helm and IMCD. We believe that we are the leading chemical distributor in the United Kingdom and Ireland.

In EMEA, we believe that there are approximately 50 companies in the chemical distribution market with annual sales in excess of $100 million. We believe that we rank as the third largest in this market and that many of our competitors in this market have narrower product offerings and geographic reach than our company.

Rest of World

In Rest of World, the markets for chemical distribution are much more fragmented and credible competitive information for smaller companies is not available. Our relative competitive position in the Rest of World markets is smaller than in North America or EMEA.

Regulatory Matters

Our business is subject to a wide range of regulatory requirements in the jurisdictions in which we operate. Among other things, these laws and regulations relate to environmental protection, economic sanctions, product regulation, anti-terrorism concerns, management, storage, transport and disposal of hazardous chemicals and other dangerous goods, and occupational health and safety issues. Changes in and introductions of regulations have in the past caused us to devote significant management and capital resources to compliance programs and measures. New laws, regulations, or changing interpretations of existing laws or regulations, or a failure to comply with current laws, regulations or interpretations, may have a material adverse effect on our business, financial condition and results of operations. The following summary illustrates some of the significant regulatory and legal requirements applicable to our business.

Environmental, Health and Safety Matters

We operate in a number of jurisdictions and are subject to various foreign, federal, state and local laws and regulations related to the protection of the environment, human health and safety, including laws regulating discharges of hazardous substances into the soil, air and water, blending, managing, handling, storing, selling, transporting and disposing of hazardous substances, investigation and remediation of contaminated properties and protecting the safety of our employees and others. Some of our operations are required to hold environmental permits and licenses. The cost of complying with these environmental, health and safety laws, permits and licenses has, in some instances, been substantial.

Some of our historic operations, including those of companies we acquired, have resulted in contamination at a number of currently and formerly owned or operated sites. We are required to investigate and remediate at many of such sites. Contamination at these sites generally resulted from releases of chemicals and other hazardous substances. We have spent substantial sums on such investigation and remediation and expect to continue to incur such expenditures, or discover additional sites in need of investigation and remediation, until such investigation and remediation is deemed complete. Information on our environmental reserves is included in Note 17 to our consolidated financial statements for the year ended December 31, 2013 which are included in this prospectus.

CERCLA. The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, also known as Superfund, as well as similar laws in other jurisdictions, governs the remediation of contaminated sites and establishes liability for the release of hazardous substances at such sites. A party that transported waste, or arranged for the shipment of waste, to a waste disposal facility or other third party site that requires remediation can be liable for the cost of cleanup regardless of fault, the lawfulness of the disposal or the actions of other parties. Under CERCLA, the EPA or a delegated state agency can oversee or require remediation of such sites and seek cost recovery from any party whose wastes were disposed at, or who otherwise contributed to the contamination of, such sites. We are party to consent agreements with the EPA and state regulatory authorities with respect to environmental remediation at a number of such sites. We may be identified as a Potentially Responsible Party at additional third party sites or waste disposal facilities.

RCRA. The EPA regulates the generation, transport, treatment, storage and disposal of hazardous waste under the U.S. Resource Conservation and Recovery Act, or RCRA. RCRA also sets forth a framework for managing non-hazardous waste. Most owners and operators of hazardous waste treatment, storage and disposal facilities must obtain a RCRA permit. RCRA also mandates certain operating, recordkeeping and reporting obligations for owners and operators of hazardous waste facilities. Our facilities generate various hazardous and non-hazardous wastes and we are a hazardous waste transporter and temporary storage facility. As a result of such activities, we are required to comply with RCRA requirements, including the maintenance of financial resources and security to address forced closures or accidental releases.

Clean Air Act. The U.S. Clean Air Act and similar laws in other jurisdictions establish a variety of air pollution control measures, including limits for a number of airborne pollutants. These laws also establish controls for emissions from automobiles and trucks, regulate hazardous air pollutants emitted from industrial sources and address the production of substances that deplete stratospheric ozone. Under the Clean Air Act, we are required to obtain permits for, and report on emissions of, certain air pollutants, or qualify for and maintain records substantiating that we qualify for an exemption. Owners and operators of facilities that handle certain quantities of flammable and toxic substances must implement and regularly update detailed risk management plans filed with and approved by the EPA. Failure to comply with the Clean Air Act may subject us to fines, penalties and other governmental and private actions.

Clean Water Act. Many of the jurisdictions in which we operate regulate water quality and contamination of water. In the United States, the EPA regulates discharges of pollutants into U.S. waters, sets wastewater standards for industry and establishes water quality standards for surface waters, such as streams, rivers and lakes, under the U.S. Clean Water Act. The discharge of any regulated pollutant from point sources (such as pipes and manmade ditches) into navigable waters requires a permit from the EPA or a delegated state agency. Several of our facilities have obtained permits for discharges of treated process wastewater directly to surface waters. In addition, several of our facilities discharge to municipal wastewater treatment facilities and therefore are required to obtain pretreatment discharge permits from local agencies. A number of our facilities also have storm water discharge permits.

Oil Pollution Prevention Regulations. The Oil Pollution Prevention regulations promulgated by the EPA under the authority of the Clean Water Act require that facilities storing oil in excess of threshold quantities or which have the ability to reach navigable water have a spill prevention, control and countermeasure, or SPCC, plan. Many of our facilities have SPCC plans or similar oil storage plans required in non-U.S. jurisdictions.

Storage Requirements. Our warehouse facilities are required to comply with applicable permits and zoning requirements from local regulatory authorities and pursuant to leases. These requirements, which differ based on type of facility and location, define structural specifications and establish limits on building usage. Regulators typically have the authority to address non-compliance with storage requirements through fines, penalties and other administrative sanctions.

EPCRA. The U.S. Emergency Planning and Community Right-To-Know Act, or EPCRA, establishes reporting rules for facilities that store or manage chemicals and requires such facilities to maintain certain safety data. EPCRA is intended to facilitate state and local planning for chemical emergencies. EPCRA requires state and local emergency planning and emergency response authorities to be informed of the presence of specified quantities of “extremely hazardous substances” at a facility and the release of listed hazardous substances above threshold quantities. Facilities that store or use significant amounts of toxic chemicals must also submit annual toxic chemical release reports containing information about the types and amounts of toxic chemicals that are released into the air, water and soil, as well as information on the quantities of toxic chemicals sent to other facilities. We store and handle a number of chemicals subject to EPCRA reporting and recordkeeping requirements.

TSCA. The U.S. Toxic Substances Control Act, or TSCA, and similar laws in other jurisdictions, are intended to ensure that chemicals do not pose unreasonable risks to human health or the environment. TSCA requires the EPA to maintain the TSCA registry listing chemicals manufactured or processed in the United States. Chemicals not listed on the TSCA registry cannot be imported into or sold in the United States until registered with the EPA. TSCA also sets forth specific reporting, recordkeeping and testing rules for chemicals, including requirements for the import and export of certain chemicals, as well as other restrictions relevant to our business. Pursuant to TSCA, the EPA from time to time issues Significant New Use Rules, or SNURs, when it identifies new uses of chemicals that could pose risks to human health or the environment and also requires pre-manufacture notification of new chemical substances that do not appear on the TSCA registry. When we import chemicals into the United States, we must ensure that chemicals appear on the TSCA registry prior to import, participate in the SNUR process when a chemical we import requires testing data and report to the EPA information relating to quantities, identities and uses of imported chemicals.

FIFRA and Other Pesticide and Biocide Regulations. We have a significant operation in the distribution and sale of pesticides and biocides. These products are regulated in many jurisdictions. In the United States, the Federal Insecticide, Fungicide, and Rodenticide Act, or FIFRA, authorizes the EPA to oversee and regulate the manufacture, distribution, sale and use of pesticides and biocides. We are required to register with the EPA and certain state regulatory authorities as a seller and repackager of pesticides and biocides. The EPA may cancel registration of any pesticide or biocide that does not comply with FIFRA, effectively prohibiting the manufacture, sale, distribution or use of such product in the United States.

The EPA has established procedures and standards for the design of pesticide and biocide containers, as well as the removal of pesticides and biocides from such containers prior to disposal. Applicable regulations also prescribe specific labeling requirements and establish standards to prevent leaks and spills of pesticides and biocides from containment structures at bulk storage sites and dispensing operations. These standards apply to dealers who repackage pesticides, commercial applicators and custom blenders.

REACH. In Europe, our business is affected by legislation dealing with the Registration, Evaluation, Authorization and Restriction of Chemicals, or REACH. REACH requires manufacturers and importers of chemical substances to register such substances with the European Chemicals Agency, or the ECHA, and enables European and national authorities to track such substances. Depending on the amount of chemical substances to be manufactured or imported, and the specific risks of each substance, REACH requires different sets of data to be included in the registration submitted to the ECHA. Registration of substances with the ECHA imposes significant recordkeeping requirements that can result in significant financial obligations for chemical distributors, such as us, to import products into Europe. REACH is accompanied by legislation regulating the classification, labeling and packaging of chemical substances and mixtures.

GHG Emissions. In the U.S., various legislative and regulatory measures to address greenhouse gas, or GHG, emissions are in various phases of discussion or implementation. At the federal legislative level, Congress has previously considered legislation requiring a mandatory reduction of GHG emissions. Although Congressional passage of such legislation does not appear likely at this time, it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency. In the absence of congressional legislation curbing GHG emissions, the EPA is moving ahead administratively under its Clean Air Act authority.

The implementation of additional EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to operate and maintain our facilities. Increased costs associated with compliance with any future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Internationally, many of the countries in which we do business (but not the U.S.) have ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, and we have been subject to its requirements, particularly in the European Union. Many nations entered into the Copenhagen Accord, which may result in a new international climate change treaty in the future. If so, we may become subject to different and more restrictive regulation on climate change to the extent the countries in which we do business implement such a new treaty.

OSHA. We are subject to workplace safety laws in many jurisdictions, including the United States. The U.S. Occupational Safety and Health Act, or OSHA, which addresses safety and health in workplace environments and establishes maximum workplace chemical exposure levels for indoor air quality. Chemical manufacturers and importers must employ a hazard communication program utilizing labels and other forms of warnings, as well as Material Safety Data Sheets, setting forth safety and hazardous materials information to employees and customers. Employers must provide training to ensure that relevant employees are equipped to properly handle chemicals.

We train employees and visitors who have access to chemical handling areas. OSHA requires the use of personal protective equipment when other controls are not feasible or effective in reducing the risk of exposure to serious workplace injuries or illnesses resulting from contact with hazardous substances or other workplace hazards. Employers must conduct workplace assessments to determine what hazards require personal protective equipment, and must provide appropriate equipment to workers.

OSHA operates a process safety management rule, or PSM Rule, that requires employers to compile written process safety information, operating procedures and facility management plans, conduct hazard analyses, develop written action plans for employee participation in safety management and certify every three years that they have evaluated their compliance with process safety requirements. Employees must have access to safety analyses and related information, and employers must maintain and provide process-specific training to relevant employees. We handle several chemicals that are hazardous and listed under the PSM Rule, which imposes extensive obligations on our handling of these chemicals and results in significant costs on our operations.

OSHA’s Hazardous Waste Operations and Emergency Response rules require employers and employees to comply with certain safety standards when conducting operations involving the exposure or potential exposure to hazardous substances and wastes. These standards require hazardous substances preparedness training for employees and generally apply to individuals engaged in cleanup operations, facility operations entailing the treatment, storage and disposal of hazardous wastes, and emergency responses to uncontrolled releases of hazardous substances.

OSHA regulations require employers to develop and maintain an emergency action plan to direct employer and employee actions in the event of a workplace emergency. Under most circumstances, the plan must be maintained in writing, remain accessible at the workplace and be made available to employees for review.

Each of our business units has an obligation to report its Environmental Health and Safety, or EHS, risks and performance to an internal oversight function. EHS risks and performance are tracked through audits, evaluations and reporting. We have implemented an internal integrated risk management audit system through which EHS risks are evaluated and improvement measures proposed. In addition, our sites undergo periodic external audits, including audits by governmental authorities and certification institutions.

Chemical Facility Anti-Terrorism Standards. The U.S. Department of Homeland Security, or DHS, regulates certain high-risk chemical facilities through its Chemical Facility Anti-Terrorism Standards. These standards establish a Chemical Security Assessment Tool comprised of four elements, including facility user registration, top-screen evaluation, security vulnerability assessment and site security planning. The site security plan must address any vulnerabilities identified in the security vulnerability assessment, including access control, personnel credentialing, recordkeeping, employee training, emergency response, testing of security equipment, reporting of security incidents and suspicious activity, and deterring, detecting and delaying potential attacks. DHS must approve all security vulnerability assessments and site security plans. We handle a number of chemicals regulated by DHS.

Other Regulations

We are subject to other foreign, federal, state and local regulations. For example, many of the products we repackage, blend and distribute are subject to Food and Drug Administration regulations governing the handling of chemicals used in food, food processing or pharmaceutical applications. Compliance with these regulations requires testing, additional policies, procedures and documentation and segregation of products. In addition, we are subject to a variety of state and local regulations, including those relating to the fire protection standards, and local licensing and permitting of various aspects of our operations and facilities.

Proprietary Rights

We rely primarily on trademarks, copyrights and trade secret laws to establish and maintain our proprietary rights in our intellectual property including technology, creative works and products.

We currently own trademark registrations or pending applications in approximately 66 countries for the Univar name and in approximately 40 countries for the Univar hexagon logo. Each of the issued registrations is current and valid for the maximum available statutory duration and can be renewed prior to expiration of the relevant statutory period. We renew the registrations as they become due for both of these marks. We claim common law rights in the mark “Univar” and other Univar-owned trademarks in those jurisdictions that recognize trademark rights based on use without registration. Additionally, we currently own registrations and pending applications in the United States and various jurisdictions for numerous other trademarks that identify Univar as the source of products and services, including “ChemPoint.com”, “ChemCare”, and “PESTWEB”.

Employees

As of December 31, 2013, we employed more than 8,500 persons on a full time equivalent basis worldwide. Approximately 600 of our employees in the United States are represented by labor unions. As of December 31, 2013, approximately 29% of our labor force was covered by a collective bargaining agreement, including approximately 14% of our labor force in the United States, approximately 22% of our labor force in Canada and approximately 52% of our labor force in Europe, and approximately 12% of our labor force was covered by a collective bargaining agreement that will expire within one year. We have experienced no recent work stoppages. In addition, in several of our facilities located outside the United States, particularly those in Europe, employees are represented by works councils appointed pursuant to local law consisting of employee representatives who have certain rights to negotiate working terms and to receive notice of significant actions. These arrangements grant certain protections to employees and subject us to employment terms that are similar to collective bargaining agreements. We believe our relationship with our employees continues to be good.

Facilities

Our principal executive office is located in Downers Grove, Illinois under a lease expiring in June 2024. As of December 31, 2013, we had 442 locations in the United States in 45 states and Puerto Rico. Of these locations, approximately 430 are warehouses responsible for storing and shipping of products and 12 are office space.

We have over 400 locations outside of the United States in 35 countries. Of these locations, 360 are warehouses responsible for storing and shipping of products and 52 are office space. The facilities outside of the United States are located in:

•	Brazil (3 facilities)

•	Canada (146 facilities)

•	China (8 facilities)

•	France (29 facilities)

•	Germany (25 facilities)

•	Italy and Spain (18 facilities)

•	Mexico (38 facilities)

•	Netherlands (14 facilities)

•	Sweden (16 facilities)

•	Turkey (9 facilities)

•	United Kingdom (33 facilities)

We believe that our facilities are adequate for our current operations and, if necessary, can be replaced with little disruption. We choose locations for our facilities that are proximate to producers and our customers. As our facilities tend not to require substantial investments in equipment, we have flexibility to open them quickly, permitting us to maintain reasonable utilization rates at our active facilities. We hold a relatively small number of surplus sites for potential disposition. Although we own several of our largest facilities, most of our facilities are leased. In some instances, our larger owned sites have been mortgaged under our secured credit facilities.

Legal Proceedings

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of pending or future lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party is likely to have a material adverse effect on our business, results of operations, cash flows or financial condition. See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

Asbestos Claims

In its 1986 purchase of McKesson Chemical Company from McKesson Corporation, or McKesson, our wholly owned subsidiary, Univar USA Inc., entered into an indemnification agreement with McKesson, or the McKesson Purchase Agreement. Univar USA has an obligation to defend and indemnify McKesson for claims alleging injury from exposure to asbestos-containing products sold by McKesson Chemical Company, or the asbestos claims. Univar USA’s obligation to indemnify McKesson for settlements and judgments arising from asbestos claims is the amount which is in excess of applicable insurance coverage, if any, which may be available under McKesson’s historical insurance coverage. In addition, we are currently defending a small number of claims which name Univar USA as a defendant.

As of March 31, 2014, Univar USA has accepted the tender of, and is defending McKesson in, 11 pending separate-plaintiff claims in multi-plaintiff lawsuits filed in the State of Mississippi. These lawsuits have multiple plaintiffs, include a large number of defendants, and provide no specific information on the plaintiffs’ injuries and do not connect the plaintiffs’ injuries to any specific sources of asbestos. Additionally, the majority of the plaintiffs in these lawsuits have not put forth evidence that they have been seriously injured from exposure to asbestos. No new claims in Mississippi have been received since 2010. At the peak there were approximately 16,000 such claims pending against McKesson. To date, the costs for defending these cases have not been material, and the cases that have been finalized have either been dismissed or resolved with either minimal or no payments. Although we cannot predict the outcome of pending or future claims or lawsuits with certainty, we believe the future defense and liability costs for the Mississippi cases will not be material. Univar USA has not recorded a reserve related to these lawsuits, as it has determined that losses are neither probable nor estimable.

As of March 31, 2014, Univar USA was defending fewer than 135 single-plaintiff asbestos claims against McKesson (or Univar USA as a successor in interest to McKesson Chemical Company) pending in the states of Alabama, California, Illinois, Missouri, Rhode Island, South Carolina and Texas. These cases differ from the Mississippi multi-plaintiff cases in that they are single-plaintiff cases with the plaintiff alleging substantial specific injuries from exposure to asbestos-containing products. These cases are similar to the Mississippi cases in that numerous defendants are named and that they provide little specific information connecting the plaintiffs’ injuries to any specific source of asbestos. Although we cannot predict the outcome of pending or future claims or lawsuits with certainty, we believe the liabilities for these cases will not be material. In the first quarter of 2014, there were 10 single-plaintiff lawsuits filed against McKesson and 11 cases against McKesson which were resolved. As of March 31, 2014, Univar USA has not recorded a liability related to the pending litigation as any potential loss is neither probable nor estimable.

Environmental Remediation

We are subject to various foreign, federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts, or, collectively, environmental remediation work, at approximately 126 locations, some that are now or were previously owned or occupied by us and some that were never owned or occupied by us, or non-owned sites.

Our environmental remediation work at some sites is being conducted pursuant to governmental proceedings or investigations, while we, with appropriate state or federal agency oversight and approval, are conducting the environmental remediation work at other sites voluntarily. We are currently undergoing remediation efforts or are in the process of active review of the need for potential remediation efforts at approximately 106 current or formerly owned or occupied sites. In addition, we may be liable for a share of the clean-up of approximately 18 non-owned sites. These non-owned sites are typically (a) locations of independent waste disposal or recycling operations with alleged or confirmed contaminated soil and/or groundwater to which we may have shipped waste products or drums for re-conditioning, or (b) contaminated non-owned sites near historical sites owned or operated by us or our predecessors from which contamination is alleged to have arisen.

In determining the appropriate level of environmental reserves, we consider several factors such as information obtained from investigatory studies; changes in the scope of remediation; the interpretation, application and enforcement of laws and regulations; changes in the costs of remediation programs; the development of alternative cleanup technologies and methods; and the relative level of our involvement at various sites for which we are allegedly associated. The level of annual expenditures for remedial, monitoring and investigatory activities will change in the future as major components of planned remediation activities are completed and the scope, timing and costs of existing activities are changed. Project lives, and therefore cash flows, range from 2 to 30 years, depending on the specific site and type of remediation project.

Although we believe that our reserves are adequate for environmental contingencies, it is possible that additional reserves could be required in the future that could have a material effect on the overall financial position, results of operations, or cash flows in a particular period. This additional loss or range of losses cannot be recorded at this time, as it is not reasonably estimable.

Of the $137 million in environmental reserves, environmental liabilities of $30.4 million were classified as current in other accrued expenses in the consolidated balance sheets as of December 31, 2013. The long-term portion of environmental liabilities is recorded in other long-term liabilities in our consolidated balance sheets.

Competition Claims

At the end of May 2013, the Autorité de la concurrence, France’s competition authority, fined us $19.91 million (€15.18 million) for alleged price fixing. The price fixing was alleged to have occurred prior to 2006. We will not appeal the fine which was paid in full as of December 31, 2013.

The U.S. Federal Trade Commission, or the FTC, began an investigation in 2011 of our bleach distribution business in North Carolina and Virginia. On April 5, 2013, the FTC informed us that the investigation has been closed and that no further action is warranted at this time.

Customs and International Trade Laws

In April 2012, the U.S. Department of Justice, or the DOJ, issued a civil investigative demand to us in connection with an investigation into our compliance with applicable customs and international trade laws and regulations relating to the importation of saccharin since December 27, 2002. At around the same time, we became aware of an investigation being conducted by U.S. Customs and Border Patrol, or CBP, into our importation of saccharin. On February 26, 2014, a Qui Tam relator who had sued us and two other defendants under seal dismissed its lawsuit. The federal government, through the DOJ, declined to intervene in that lawsuit in November 2013, and as a result, the DOJ’s inquiry related to the Qui Tam lawsuit is now finished. CBP continues its investigation on our importation of saccharin. We have not recorded a liability related to this investigation as any potential loss is neither probable nor estimable.

Canadian Assessment

In 2007, the outstanding shares of Univar N.V., the ultimate parent of the Univar group, were acquired by investment funds advised by CVC. To facilitate the acquisition of Univar N.V. by CVC, a Canadian restructuring was completed. In 2010, the Canada Revenue Agency, or the CRA, initially asserted that certain steps in the restructuring resulted in a $44.5 million (Canadian) withholding tax liability plus penalties pursuant to the General Anti-Avoidance Rule. In February 2013, the CRA issued a Notice of Assessment for withholding tax of $29.4 million (Canadian). We filed our Notice of Objection to the Assessment in April 2013 and our Notice of Appeal of the Assessment in July 2013. In November 2013, the CRA’s Reply to our Notice of Appeal was filed with the Tax Court of Canada.

On March 31, 2014, we received a proposal letter from the CRA for tax years 2008 and 2009 disallowing interest expense in the amount of $64.8 million (tax effected $ 17.9 million) (Canadian) and $58.0 million (tax effected $16.8 million) (Canadian), respectively, and a departure tax liability of $14.9 million (Canadian). The proposal letter reflects the additional tax liability and interest relating to those tax years should the CRA be successful in its assertion of the General Anti-Avoidance Rule relating to the Canadian restructuring described above. As of March 31, 2014, the total tax liability assessed to date, including interest of $25.1 million (Canadian), is $104.1 million (Canadian). We have not recorded any liabilities for these matters in our financial statements, as we believe it is more likely than not that our position will be sustained.

MANAGEMENT

The following table sets forth certain information concerning our executive officers and directors as well as persons who have agreed to serve as members of our board of directors effective at the time of consummation of this offering: The respective age of each individual in the table below is as of June 26, 2014.

Name	Age	Position
J. Erik Fyrwald	54	President and Chief Executive Officer; Director
William S. Stavropoulos	75	Director and Chairman of the Board
Richard P. Fox	66	Director
Claude S. Hornsby	58	Director
Richard A. Jalkut	70	Director
George K. Jaquette	39	Director
Christopher J. Stadler	49	Director
Lars Haegg	48	Director
David H. Wasserman	47	Director
Mark J. Byrne	57	Director and Chairman to the Univar Commodities Oversight Board
D. Beatty D’Alessandro	54	Executive Vice President, Chief Financial Officer
W. Terry Hill	54	Executive Vice President, Industry Relations
Stephen N. Landsman	54	Executive Vice President, General Counsel
Randy D. Craddock	53	President of Univar Canada and Agricultural Sciences
David Jukes	55	President of Univar EMEA
George J. Fuller	50	President, BCS
David E. Flitman	50	Chief Operating Officer and President of USA and Mexico
Christopher Oversby	54	President Global Oil, Gas and Mining
Jeffrey H. Siegel	57	Senior Vice President and Chief Accounting Officer

J. Erik Fyrwald. Mr. Fyrwald joined Univar in May 2012 and has served as our President and Chief Executive Officer and a director. From December 2011 to May 2012, Mr. Fyrwald was President of Ecolab Inc., a cleaning and sanitation products and services provider. From February 2008 to December 2011, Mr. Fyrwald was Chairman, President and Chief Executive Officer of Nalco Holding Company, a supplier of water treatment, oil and gas products and process improvement services, chemicals and equipment programs. From 2003 to 2008, Mr. Fyrwald served as Group Vice President of the Agriculture and Nutrition Division of E.I. du Pont de Nemours and Company, a supplier of basic materials and products and services. Mr. Fyrwald serves on the board of directors for Eli Lilly and Company and Amsted Industries. He holds a chemical engineering degree from the University of Delaware and completed the Advanced Management Program at Harvard Business School.

We believe that Mr. Fyrwald is qualified to serve as a director because of his years of experience in international operations, corporate management, strategic planning and public company governance

William S. Stavropoulos. Mr. Stavropoulos has served as Univar’s non-executive chairman since November 2010 and served as Univar’s Lead Director from May 2012 to December 2012. Since 2006, he has been an Advisory Partner to CD&R. Mr. Stavropoulos is currently Chairman Emeritus of the board of directors of The Dow Chemical Company, a diversified chemical company. From 2000 to 2006, he served as Chairman of Dow; from 2002 to 2004 he was Chairman and Chief Executive Officer; from 1995 to 2000 he was President and Chief Executive Officer; and from 1993 to 1995, he was President and Chief Operating Officer. In a career spanning 39 years at Dow, Mr. Stavropoulos also served in a variety of positions in research, marketing and general management and was a member of the board of directors of Dow from July 1990 to March 2006. He is a director of Teradata Corporation, Maersk Inc. and Tyco International, Inc., and is on the Advisory Board for Metalmark Capital LLC. He is a trustee to the Fidelity Group of Funds. Mr. Stavropoulos is the President and Founder of the Michigan Baseball Foundation. Mr. Stavropoulos is past Chairman of the American Chemistry Council, Society of Chemical Industry, and American Plastics Council. He earned a B.S. degree from Fordham University and a doctorate in medicinal chemistry from the University of Washington.

We believe that Mr. Stavropoulos is qualified to serve as a director because of his decades of experience in the chemical distribution industry, including his experience as a chief executive officer of an international company.

Richard P. Fox. Mr. Fox has been a director since October 2007. Since 2001, Mr. Fox has been retired from Ernst & Young LLP and has served as a consultant and outside board member to companies in varying industries. From 2000 to 2001, he was President and Chief Operating Officer of CyberSafe Corporation, a provider of e-security solutions and services. Prior to joining CyberSafe, Mr. Fox was Chief Financial Officer and a member of the board of directors of Wall Data, Incorporated, a software company. Mr. Fox spent 28 years at Ernst & Young LLP, last serving as Managing Partner of its Seattle office. He serves on the board of directors of Acxiom Corporation, The ServiceMaster Company LLC and Pinnacle West Capital Corporation. In addition, he serves as a member of the Board of Directors of Scottsdale Lincoln Health Network and Premera Blue Cross and is on the Board of Visitors of the Fuqua School of Business at Duke University. Mr. Fox previously served on the boards of aQuantive Inc., Shurgard Storage Centers Inc., PopCap Games, Flow International and Pendrell Corporation. Mr. Fox received a B.A. degree in Business Administration from Ohio University and an MBA from the Fuqua School of Business at Duke University. He is a Certified Public Accountant.

We believe that Mr. Fox is qualified to serve as a director because of his deep understanding of the operational, financial and accounting considerations of companies gained from his years of experience with Ernst & Young LLP, his extensive board experience with public companies and his service on various audit committees and finance committees.

Claude S. Hornsby. Mr. Hornsby has been a director since May 2010. Since November 2011, Mr. Hornsby has been the Chief Executive Officer of Morrison Supply Company, a wholesale distributor of plumbing, HVAC and building products. From August 2006 to June 2009, he served as the Chief Executive Officer of Wolseley PLC, a distributor of plumbing and heating products and supplier of building materials. Mr. Hornsby has spent over three decades in the distribution industry. Mr. Hornsby serves on the board of Virginia Company Bank and is past chairman of National Association of Wholesalers and is past Rector of Christopher Newport University. He holds a B.A. degree from Virginia Tech and is a graduate of the Advanced Management Program at the Wharton School of Business.

We believe that Mr. Hornsby is qualified to serve as a director because of his decades of experience in the distribution industry, including his experience as a chief executive officer of an international company.

Richard A. Jalkut. Mr. Jalkut has been a director since November 2009. Since 2002, Mr. Jalkut has been the President and Chief Executive Officer of U.S. TelePacific Corp., a telecommunications company. From 1998 to 2001, Mr. Jalkut was the President and Chief Executive Officer of PathNet, a telecommunications company. From 1991 to 1998, he was the President and Chief Executive Officer of the NYNEX Telephone Companies (now Verizon), a telecommunications company. Mr. Jalkut serves on the boards of HSBC-USA and serves as Chairman of Hawaii telecom. He previously served on the boards of Digex, IKON Office Solutions, Covad Communications, Birch Telecom and Home Wireless Networks. Mr. Jalkut holds a B.A. degree from Boston College.

We believe that Mr. Jalkut is qualified to serve as a director because of his 20 years of experience as a chief executive officer and his service on several corporate boards.

George K. Jaquette. Mr. Jaquette has been a director since November 2010. Since 1999, he has been with CD&R, where he is a partner. Mr. Jaquette is principally engaged in sourcing and evaluating investment opportunities and has been involved in a broad range of transactions, including the acquisition and subsequent sale of VWR, Diversey and HGI Holdings. In addition to serving as a director at VWR, Diversey and HGI Holdings, he is currently a director of PharMEDium, Inc. Prior to joining CD&R, he worked in the principal investment area and investment banking division of Goldman, Sachs & Co. He also worked at K Capital Management, a multi-strategy investment firm. Mr. Jaquette earned a B.S. degree from Bucknell University and an MBA from Harvard Business School.

We believe that Mr. Jaquette is qualified to serve as a director because of his significant management experience, including his management experience with CD&R.

Christopher J. Stadler. Mr. Stadler has been a director since October 2007. Since March 2007, he has been Managing Partner of CVC. From 1996 to 2007, Mr. Stadler served as Managing Director and Head of Corporate Investment North America of Investcorp International, Inc., an investment company. Mr. Stadler currently serves on several private company boards and previously served on the board of Saks Incorporated. He holds a B.A. degree from Drew University and an MBA from Columbia University.

We believe that Mr. Stadler is qualified to serve as a director because of his significant management experience, including his management experience with CVC.

Lars Haegg. Mr. Haegg has been a director since October 2013. Since 2012, Mr. Haegg has served as the Senior Managing Director of Operations at CVC. Prior to joining CVC, Mr. Haegg spent over 14 years in the role of Head of Post Acquisition activities in North America with Investcorp, a leading provider and manager of alternative investment products, serving high-net-worth private and institutional clients. Before Investcorp, Mr. Haegg served retail, media, and technology clients while working at McKinsey and Company, a trusted advisor and counsellor to many of the world’s most influential businesses and institutions. He holds a B.A. degree in Business Administration from The University of Texas at Austin and an MBA from Harvard Business School.

We believe that Mr. Haegg is qualified to serve as a director because of his significant management experience, including his management experience with CVC.

David H. Wasserman. Mr. Wasserman has been a director since November 2010. Since 1998, Mr. Wasserman has been with CD&R, where he is a partner. Before joining CD&R, Mr. Wasserman worked in the principal investment area at Goldman, Sachs & Co., an investment banking and securities firm, and as a management consultant at Monitor Company, a strategy consulting firm. Mr. Wasserman led CD&R’s acquisition of Hertz from Ford Motor Company, the carve-out of Culligan Ltd. from Veolia Environment and the acquisition of ServiceMaster Global Holdings, Inc. He is currently a director at ServiceMaster. He previously served on the boards of Kinko’s, Inc., Covansys Corporation, Culligan, Hertz and ICO Global Communications (Holdings) Limited, currently known as Pendrell Corporation. He is a graduate of Amherst College and holds an MBA from Harvard Business School.

We believe that Mr. Wasserman is qualified to serve as a director because of his significant management experience, including his management experience at CD&R.

Mark Byrne. Mr. Byrne joined Univar in December 2010 and has served as the Chairman of Basic Chemicals since February 2014. Mr. Byrne also serves as Chairman of the Univar Commodities Oversight Board, where he manages strategic decisions with respect to bulk commodities. From to February 2013 to January 2014, he was the Executive Chairman of BCS. He was Univar’s Chief Operating Officer from December 2010 to September 2011. Prior to Univar, Mr. Byrne served as the President and Chief Executive Officer of BCS, a company he co-founded in 1995. Under Mr. Byrne’s leadership, BCS grew to become a company with global operations and nearly $900 million in 2009 sales revenue. Prior to BCS, Mr. Byrne began his career in 1980 at

AlliedSignal (now Honeywell) where he held roles in several functional areas, culminating as President of AlliedSignal’s Fluorine Products Division. He holds a Bachelor of Science in Economics and Finance and Masters in Business Administration from Fairleigh Dickinson University.

We believe that Mr. Byrne is qualified to serve as a director because of his significant management experience, including his management experience with BCS.

D. Beatty D’Alessandro. Mr. D’Alessandro joined Univar in January 2013 as Executive Vice President and Chief Financial Officer. From May 2005 thru December 2012, Mr. D’Alessandro served as Senior Vice President and Chief Financial Officer at Graybar Electric, a Fortune 500 distributor of electrical, communications, and data networking products and provider of supply chain management and logistics services. From February 2003 to May 2005, he was Vice President and Chief Information Officer at Graybar Electric. He formerly served on the advisory board of United Missouri Bank of St. Louis and on the Boards of Missouri Baptist Medical Center. He earned his B.A. and MBA from University of South Florida.

W. Terry Hill. Mr. Hill joined Univar in 1985 and has served as Executive Vice President, Industry Relations since September 2010. From May 2007 to September 2010, Mr. Hill served as Senior Vice President and Chief Commercial Officer for Univar and from 2002 to 2007, he served as President of Univar USA. Prior to 2002, he held various sales and management positions including Senior Vice President—Field Operations, Regional Vice President and Sales Manager. Mr. Hill graduated from Texas Tech University with a B.S. degree in Microbiology and a minor in Chemistry. He is a member of the American Chemical Society and a board member of the Chemical Education Foundation and the National Association of Chemical Distributors.

Stephen N. Landsman. Mr. Landsman joined Univar in June 2013 as Executive Vice President and General Counsel. Prior to Univar, Mr. Landsman acquired over 30 years of legal experience. Most recently from 2003 to 2013, he served as Vice President General Counsel and Corporate Secretary at Nalco, a supplier of water treatment and oil and gas products. Mr. Landsman was responsible for Nalco’s worldwide legal functions, mergers and acquisitions, compliance, and documentation of the board process. He earned his B.S. degree in Finance and his J.D. from the University of Illinois.

Randy D. Craddock. Mr. Craddock joined Univar in 1981 and has served as President of Univar Canada since January 2006 and of Agricultural Science since July 2014. Prior to that, Mr. Craddock served as President of Global Agriculture and Environmental Sciences (which were combined to form Agricultural Science) since December 2012. Prior to 2006, Mr. Craddock served in a number of capacities with Univar, including Regional Vice President—Western Canada, General Manager—Prairie Provinces, General Sales Manager—Southern Alberta, and Technical Sales Representative, first in Regina and then in Edmonton. Mr. Craddock graduated from the British Columbia Institute of Technology in Marketing, Transportation and Distribution Management.

David Jukes. Mr. Jukes joined Univar in 2002 and has served as President of Univar EMEA since January 2011. From July 2009 to January 2011, Mr. Jukes served as Vice President, Sales and Marketing EMEA and from April 2004 to June 2009 as Regional Director of Univar UK, Ireland, the Nordics and Distrupol. Prior to joining Univar, Mr. Jukes was Senior Vice President of Global Sales, Marketing and Industry Relations for Omnexus, a plastics industry consortium e-commerce platform. Mr. Jukes is a graduate of the London Business School.

George J. Fuller. Mr. Fuller joined Univar in April 2013 and serves as President of Univar Basic Chemical Solutions. With 26 years of chemical distribution and chemical manufacturing industry experience, Mr. Fuller has a proven track record of exceptional performance. From November 2012 to February 2013, Mr. Fuller was Executive Vice President of Hydrite Chemical Co., a leading provider of chemicals and related services in North America and from 2009 to 2012, he served as Vice President of Sales and Procurement. Mr. Fuller held numerous leadership roles at Hydrite, including Vice President, Sales and Procurement as well positions in sales, product management, procurement, and business management. Earlier in his career, George was a top sales director and general manager for Prillaman Chemical Corporation, a Division of Ellis & Everard. George earned his B.S. degree in Business and Marketing from Marshall University.

David E. Flitman. Mr. Flitman joined Univar in December 2012 as President USA with responsibility over Univar’s Global Supply Chain & Export Services teams. Since January 2014, he has served as President USA & Mexico and Chief Operating Officer. From November 2011 to November 2012, he served as Executive Vice President and President Water and Process Services at Ecolab, the global leader in water, hygiene and energy technologies and services. Before that, Mr. Flitman served from August 2008 to November 2011 as Senior Executive Vice President at Nalco until it was acquired by Ecolab. He also served as President at Allegheny Power from February 2005 to July 2008. In his early career, Mr. Flitman spent nearly 20 years in operational and leadership positions at DuPont. He earned a B.S. degree in Chemical Engineering from Purdue University.

Christopher Oversby. Mr. Oversby joined Univar in November 2012 as President, Global Oil, Gas & Mining. From May 2008 to October 2012, he served as Vice President & General Manager for the Oil & Mining division at Clariant, an internationally-active, specialty chemical company. He also served as Vice President, Marketing & Technology from January 2002 to May 2008 at Baker Hughes Incorporated, a leading supplier of oilfield services, products, technology, and systems to the worldwide oil and natural gas industry. Mr. Oversby earned his Higher National Certificate in Chemistry from North East London University and his MBA with Merit from Leeds University Business School. He has also completed executive programs at Stanford University and Harvard Business School, and is a Chartered Chemist, Member Royal Society of Chemistry.

Jeffrey H. Siegel. Mr. Siegel joined Univar in 2002 as Vice President, Corporate Controller. Since 2012, he has served as Senior Vice President & Chief Accounting Officer. Mr. Siegel also oversees the Corporate and Univar USA accounts payable and payroll functions and Univar USA’s credit and receivables functions. He has acquired over 32 years of accounting experience in high level leadership roles including with the following companies: Occidental Petroleum Corporation, Occidental Chemical Corporation, subsidiaries of Enron Corporation and Reliant Energy International. Mr. Siegel holds a CPA and is a member of the AICPA and Texas Society of CPA’s. Mr. Siegel earned his MBA and his BBA from The University of Texas at Austin.

Corporate Governance

Board Composition

Our business and affairs are managed under the direction of our Board of Directors. Upon consummation of this offering, the Board will be composed of                 directors.

For the purposes of the NYSE rules, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. CVC and CD&R as a group will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for election and the voting power to elect such directors following this offering. Accordingly, we are eligible to and we intend to rely on exemptions from certain corporate governance requirements. Specifically, as a controlled company, we would not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors or (3) a compensation committee composed entirely of independent directors.

Committees of the Board of Directors

The Board of Directors has an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and an Executive Committee. Each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Executive Committee will operate under a charter that will be approved by our Board of Directors. A copy of each of the charters will be available on our website.

Audit Committee

The Audit Committee, which following this offering will consist of                 ,                 and                 , has the responsibility for, among other things, assisting the Board of Directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors’ qualifications and independence; the performance of our internal audit function and independent auditors; and our compliance with legal and regulatory requirements and our code of business conduct and ethics. Our board of directors has determined that                 is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of                 . Following this offering,                  will be independent under the applicable rules and regulations of the SEC and                 . Within 90 days from the date of effectiveness of the registration statement of which this prospectus forms a part, our board of directors intends to replace                  as a member of our board of directors and our Audit Committee with a person who will meet the applicable audit committee independence standards. Within one year from the date of effectiveness of the registration statement of which this prospectus forms a part, our board of directors intends to replace                  as a member of our Audit Committee with a person who will meet the applicable audit committee independence standards. All members of the Audit Committee will be familiar with finance and accounting practice and principles and will be financially literate.

Compensation Committee

The Compensation Committee, which following this offering will consist of                 ,                 and                 , has the responsibility for reviewing and approving the compensation and benefits of our employees, directors and consultants, administering our employee benefits plans, authorizing and ratifying stock option grants and other incentive arrangements and authorizing employment and related agreements.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which following this offering will consist of                 , and                 , has the responsibility for identifying and recommending candidates to the Board of Directors for election to our Board of Directors, reviewing the composition of the Board of Directors and its committees, developing and recommending to the Board of Directors corporate governance guidelines that are applicable to us, and overseeing Board of Directors evaluations.

Code of Conduct and Guidelines for Ethical Behavior

Our Board of Directors will, prior to the completion of this offering, adopt a Code of Ethics for Senior Executive and Financial Officers that applies to our senior executive and financial officers including our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions. A copy of the Code of Ethics for Senior Executive and Financial Officers will be available on our website at www.univar.com upon the closing of this offering. We will promptly disclose any future amendments to this code on our website as well as any waivers from this code for executive officers and directors. Copies of this code will also be available in print from our General Counsel upon request. We also maintain a Code of Business Conduct and Ethics that governs all of our employees.

Board Appointment Letter Agreement

On January 31, 2013, the Equity Sponsors and Mark Byrne signed a letter agreement providing that the Equity Sponsors would appoint Mr. Byrne to our board of directors on January 1, 2015, provided that (i) Mr. Byrne remains employed by us through December 31, 2014 and (ii) at the time of appointment, Mr. Byrne is eligible, qualified and willing to serve as a director. The obligation of the each Equity Sponsor to so appoint Mr. Byrne will be terminated if such Equity Sponsor owns less than 10% of our common stock at any time between January 31, 2013 and January 1, 2015.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis provides information regarding our compensation philosophies, plans and practices and the governance of those matters. This section also provides information about the material elements of compensation that are paid or awarded to, or earned by, our “named executive officers” for fiscal year 2013, or NEOs, who consist of our principal executive officer, our current and former principal financial officers, and our three other most highly compensated executive officers, as follows:

•	J. Erik Fyrwald, President and Chief Executive Officer

•	D. Beatty D’Alessandro, Executive Vice President and Chief Financial Officer (starting January 7, 2013)

•	Steven M. Nielsen, Former Executive Vice President and Chief Financial Officer (until January 15, 2013)

•	Jeffrey H. Siegel, Senior Vice President and Chief Accounting Officer

•	George J. Fuller, President—Basic Chemical Solutions (starting March 12, 2013)

•	Edward A. Evans, Executive Vice President and Chief Human Resources Officer (until January 31, 2014)

In summary, we seek to provide compensation and benefit programs that support our business strategies and objectives by attracting, retaining and developing individuals with necessary expertise and experience. Our incentive programs are designed to encourage performance and results that will create value for us and our shareholders.

We also track broader trends and philosophies guiding compensation programs and decisions, and we have implemented changes that are responsive to such trends. Among other things, we use incentive plans that are tied to performance metrics such as sales, Compensation Adjusted EBITDA (as defined below) and average working capital.

Compensation Philosophy and Objectives

The Compensation Committee of our board of directors, or the Committee, and our management have designed compensation programs intended to create a performance culture geared toward retaining customers for life. In particular, the executive compensation programs have the following objectives:

•	To establish compensation plans and programs to reward our executives at the relative compensation level that is at or above the 50th percentile when compared to other companies in our general industry and revenue range, based on third party executive compensation survey data.

•	To align our business units around key customer segments and reward our executives, management and employees for driving profitable growth, managing working capital and generating healthy cash flows, all while avoiding unreasonable risks.

•	To ensure that our senior leaders invest in Univar so they are aligned with our owners and share in their success.

•	To enable Univar to attract and retain top executive talent.

Role of the Compensation Committee

The Committee is responsible for reviewing and approving the compensation and benefits of our employees, directors and consultants, authorizing and ratifying stock option grants and other incentive arrangements, and authorizing employment and related agreements.

Elements of Our Executive Compensation Program

During fiscal year 2013, the compensation program for executives, including our named executive officers consisted of salary, short-term incentive compensation, long-term incentive compensation and certain benefits. Set forth below is a chart outlining each element of our compensation program, the objectives of each component, and the key measures used in determining each component.

Pay Component	Objective of Pay Component	Key Measure

Base Salary	• Provide competitive pay while managing fixed costs	• Individual performance • Market targets

Annual Cash Incentives	• Focus on annual operating plan financial objectives	• Corporate and business unit EBITDA-related goals • Corporate and business unit working capital goals • Free cash flow goals • Business unit operating adjusted gross margin goals

Equity Awards

•   Stock options are awarded to Executives to align them with shareholders’ focus on value creation

•   Restricted shares are awarded in limited instances to retain key talent

•   Certain key Executives have been permitted to purchase shares of our common stock at fair market value to align them with our shareholders’ focus on value

•   Create “ownership culture”

• Growth in stock value • Retention of executives
Benefits and Perquisites

•   Benefits provide a safety net of protection in the case of illness, disability, death or retirement

•   A car allowance is provided to match market practice for Executive talent

•   Other benefits (e.g. relocation assistance)

•   Generally, Executives participate in employee benefit plans on the same basis as our nonunion salaried employees and also in certain additional benefit programs specific to our executives (e.g. non-qualified deferred compensation plans)

•   The car allowance is valued by executives at minimal cost to Univar

A description of each component of compensation for the NEOs in 2013 is below, including a summary of the factors considered in determining the applicable amount payable or achievable under each component.

Determination of Executive Officer Compensation

Base Salary

Base salaries are set to attract and retain executive talent. The determination of any particular executive’s base salary is based on personal performance and contribution, experience in the role, market rates of pay for comparable roles and internal equity. Each year, our Chief Executive Officer proposes base salary changes, if any, for all NEOs, excluding himself, based on performance, changes in responsibilities, and other relevant factors, which are prepared by management. His proposal is subject to review and approval, with or without modifications, by the Committee. Changes to Mr. Fyrwald’s salary are initiated and approved by the Committee directly.

Salary increases are discretionary and are normally effective in April. In 2013, the only NEOs who were awarded salary increases were Mr. Siegel and Mr. Evans, who each received salary increases related to their relocation from our Redmond, Washington office to the Downers Grove, Illinois headquarters. With respect to 2014, as a result of improvements in our Compensation Adjusted EBITDA results for the 2013 year relative to 2012, at its February 2014 meeting, the Committee approved salary increases for Mr. D’Alessandro and Mr. Fuller to $572,000 and $396,000, respectively, effective April 1, 2014.

Annual Cash Incentives

Annual cash incentives are designed to focus the NEOs on achieving planned results against key financial metrics for us as a whole or the individual business units that the NEOs lead. By conditioning a significant portion of our NEO’s total cash compensation on our annual performance, we reinforce our focus on achieving profitable growth, managing working capital and generating cash flows.

All of our NEOs participate in our Management Incentive Plan, or MIP, which provides annual cash incentives based on performance against key financial metrics. The metrics and weights are recommended by management each year to the Committee, who then propose adjustments, in their discretion, and approve the final plan design.

MIP target payouts to our NEOs are defined as a percent of base salary. Annually, these target percentages are reviewed by the Committee and adjusted as appropriate based on external market data, changes in roles and responsibilities, and internal equity. No changes were made to NEO MIP targets in 2013. The performance criteria are generally established in a manner that permits the MIP participants to earn incentives below target levels (threshold) and above target with a cap at 200.0% of targeted levels (maximum). Payouts at performance levels between threshold, target and maximum are based on interpolation.

Under the 2013 MIP payout curve, our NEOs were entitled to receive 5.0% of their bonus target amounts for achieving 89.5% of goal (threshold), 100.0% of their target amounts for achieving 100.0% of goal, and 200.0% of their target amounts for achieving 110.5% of goal (maximum). Bonus payouts were prorated based on actual results for Mr. D’Alessandro, Mr. Fuller and Mr. Nielsen who were employed by us for only part of 2013.

Incentives under the MIP are based on performance with respect to the following internal metrics used at the corporate level to evaluate our performance:

•	Compensation Adjusted EBITDA—For purposes of calculating payouts under the MIP, Compensation Adjusted EBITDA is calculated by making the following adjustments to Adjusted EBITDA (as further described in “Prospectus Summary—Summary Consolidated Financial and Operating Data”): (1) adjusting for exchange rate effects by bringing the results back to currency neutral and (2) subtracting acquisitions of businesses made during the year. For purposes of the MIP, Compensation Adjusted EBITDA for fiscal year 2013 was $590.3 million.

•	Average Working Capital—For purposes of calculating payouts under the MIP, average working capital is calculated by dividing a 13 point straight average of month-end working capital

(December of the preceding year through December of the covered year) by the last twelve months of external net sales. This number is then also adjusted for exchange rate effects by bringing the results back to currency neutral. For purposes of the MIP, average working capital for fiscal year 2013 was 12.2% of net sales.

•	Free Cash Flow—For purposes of calculating payouts under the MIP, free cash flow is calculated by adding together net cash provided by operating activities and net cash used by investing activities (both as they appear in our audited consolidated financial statements included elsewhere in this prospectus). For purposes of the MIP, free cash flow for fiscal year 2013 was $158.3 million.

For 2013, Messrs. Fyrwald and D’Alessandro had 65.0% of their MIP opportunity based on the Compensation Adjusted EBITDA goal, 25.0% based on the average working capital goal, and 10.0% based on the free cash flow goal, which resulted in an MIP payment to them for 2013 of 40.7% of target, as shown below.

MIP Metric	2013 Goal	% Goal Achieved	Weight	Payout % Earned
Compensation Adjusted EBITDA	$745.0 million	79.2%	65.0%	0.0%
Average Working Capital	12.0%	98.2%	25.0%	20.7%
Free Cash Flow	$129.9 million	121.8%	10.0%	20.0%
Total				40.7%

For 2013, Messrs. Nielsen, Evans and Siegel had 65.0% of their MIP opportunity based on the Compensation Adjusted EBITDA goal and 35.0% based on the average working capital goal, which resulted in an MIP payment to them for 2013 of 29.0% of target, as shown below.

MIP Metric	2013 Goal	% Goal Achieved	Weight	Payout % Earned
Compensation Adjusted EBITDA	$745.0 million	79.2%	65.0%	0.0%
Average Working Capital	12.0%	98.2%	35.0%	29.0%
Total				29.0%

For Mr. Fuller, who manages Basic Chemical Solutions, or BCS, incentives under the MIP are based on Compensation Adjusted EBITDA performance as well as on performance with respect to the following business unit level internal metrics:

•	BCS Income Performance—BCS Bulk distribution operating adjusted gross margin is calculated for the bulk activity of the BCS Products using their net sales less cost of goods sold (exclusive of depreciation) less outbound freight and handling. BCS operating adjusted gross margin for fiscal year 2013 was $81.6 million. GSE trading and sourcing EBITDA of $14.9 million for 2013 was calculated as results from actual third party sales plus an assumed profitability for products sourced for other Univar entities. The achieved percent of this goal was then determined by blending according to 2013 revenue for these two segments which was $754.0 million and $126.0 million, respectively.

•	Univar USA Average Working Capital—Univar USA average working capital is calculated by dividing a 13 point straight average of month-end working capital (December of the preceding year through December of the covered year) by the last twelve months of external net sales. For purposes of the MIP, Univar USA average working capital for fiscal year 2013 was 8.7%.

•	Univar USA Compensation Adjusted EBITDA—Represents the Compensation Adjusted EBITDA for Univar USA. For purposes of the MIP, Univar USA Compensation Adjusted EBITDA for fiscal year 2013 was $333.7 million.

For 2013, Mr. Fuller had 50.0% of his MIP opportunity based on achieving the BCS performance goals, 35.0% based on the Univar USA average working capital goal, and 15.0% based on the Univar USA

Compensation Adjusted EBITDA goal, which resulted in an MIP payment to him for 2013 of 101.6% of target, as shown below.

MIP Metric	2013 Goal	% Goal Achieved	Weight	Payout % Earned
BCS Income Performance, consisting of:
Bulk Operating Adjusted Gross Margin	$80.0 million
GSE Pro Forma EBITDA	$14.7 million	101.9%	50.0%	58.5%
Univar USA Average Working Capital	8.9%	102.4%	35.0%	43.1%
Univar USA Compensation Adjusted EBITDA	$412.8 million	80.8%	15.0%	0.0%
Total				101.6%

The 2013 results outlined above resulted in the following MIP payments being made to our NEOs:

Executive	Financial Segment	MIP Target % of Base Salary	Payout % Earned	MIP Payout	Payout Percentage of Base Salary
Erik Fyrwald	CEO/CFO	115.0%	40.7%	$468,050	46.8%
Beatty D’Alessandro (from 1/7/2013)	CEO/CFO	80.0%	40.7%	$178,689	33.9%
Edward Evans	Corporate	85.0%	29.0%	$120,354	25.5%
Jeffrey Siegel	Corporate	60.0%	29.0%	$69,600	18.0%
Steven Nielsen (until 1/15/2013)	Corporate	80.0%	9.4%	$43,335	7.5%
George Fuller (from 3/12/2013)	BCS	70.0%	82.3%	$223,228	75.3%

The 2013 MIP payouts for Mr. D’Alessandro, Mr. Nielsen and Mr. Fuller were prorated since they were only actively employed for part of 2013.

For the 2014 MIP, the bonus metrics have been adjusted to place more weight on Compensation Adjusted EBITDA, and less weight on average working capital, as follows: Mr. Fyrwald and Mr. D’Alessandro have 70.0% of their MIP opportunity based on the Compensation Adjusted EBITDA goal, 20.0% based on the average working capital goal, and 10.0% based on the free cash flow goal; Mr. Siegel has 70.0% of his MIP opportunity based on the Compensation Adjusted EBITDA goal and 30.0% based on the average working capital goal; and Mr. Fuller has 40.0% of his MIP opportunity based on achieving a Compensation Adjusted EBITDA goal specific to BCS, 30.0% based on the Univar USA average working capital goal, and 30.0% based on the Univar USA Compensation Adjusted EBITDA goal.

Long-Term Incentives

Stock Incentive Plan

Our NEOs participate in the Univar Inc. 2011 Stock Incentive Plan, or the Stock Incentive Plan, which was adopted on March 28, 2011. The Stock Incentive Plan was established to provide a stock ownership opportunity for executives following CD&R’s investment in the Company. The Stock Incentive Plan is intended to align the interests of NEOs and other key employees with our other stockholders to reinforce the NEOs’ and other key employees’ focus on increasing shareholder value. The Stock Incentive Plan replaced the Ulysses Management Equity Plan, as described below, which had been in place before CD&R invested in the Company.

Our Committee believes that the best way to accomplish this goal is to provide an up-front grant of stock options either at hire or at appropriate times during the employee’s tenure (including promotion and acceptance of additional responsibility). The Committee has also granted a limited number of restricted stock awards to key employees, although no restricted stock was granted to any NEO in 2013. Typically, each stock option or restricted stock grant has a four year vesting period, subject to acceleration in certain circumstances. Beginning in 2012, certain executives and key employees (including Mr. Fyrwald and Mr. D’Alessandro) were offered the opportunity to purchase shares of our common stock for a purchase price equal to the fair market value of a share at the time. Certain of these purchases were accompanied by option grants to the purchaser. This approach is intended to motivate the NEOs to increase the value of the Company, and therefore our share price, over time. The vesting requirement is intended as a tool to retain executive talent. The up-front nature of the stock option grants is intended to position our executives for the highest possible equity return (because, if the Company’s equity value increases over time, annual or other periodic grants would have higher strike prices and therefore less intrinsic value to the recipients of the stock options).

While the Committee does not currently make routine annual grants to any of our NEOs or other executives, the Committee may, from time to time, provide an additional award to one of our NEOs to retain and reward key talent. The Committee may also review and approve awards for promotions.

In 2013, each of Mr. D’Alessandro and Mr. Fuller was granted 350,000 stock options in connection with the commencement of their employment, and Mr. D’Alessandro purchased 50,000 shares of Company common stock. Also, in 2013, Mr. Siegel was granted 140,000 stock options in connection with his relocation from Redmond, Washington to Downers Grove, Illinois. See “—Grants of Plan-Based Awards for 2013 Fiscal Year.”

Mr. D’Alessandro purchased an additional 50,000 shares of our stock at fair market value in February 2014. To date, no stock options or restricted shares have been granted to any NEO in 2014.

Ulysses Management Equity Plan

Prior to the investment by CD&R in the Company, certain of our executives, key employees and directors purchased common and preferred shares of certain of our affiliates at the time, Ulysses Luxembourg and Ulysses Finance, which are controlled by CVC affiliates. As of December 31, 2013, Messrs. Nielsen, Siegel and Evans had equity interests in Ulysses Luxembourg, valued as of December 31, 2013 at €2,469,084, €392,315 and €853,464, respectively, based on a determination of value by Ulysses Luxembourg. See “—Security Ownership of Certain Beneficial Owners and Management.”

Omnibus Equity Incentive Plan

Prior to the completion of this offering, we expect to adopt an omnibus equity incentive plan to enable us to better align our compensation programs with those typical of companies with publicly traded securities.

Employment Agreements with Named Executive Officers

We have entered into employment agreements with each of our NEOs which include severance benefits and the specific terms described under “—Employment Agreements”. We believe that having employment agreements with our executives is beneficial to us because it provides retentive value, in most cases subjects the executives to key restrictive covenants, and generally gives us a competitive advantage in the recruiting process over a company that does not offer employment agreements.

Other Benefits

The benefits provided to our NEOs are generally the same as those provided to our other salaried employees and include medical, dental, basic life insurance and accidental death and dismemberment insurance, short and long-term disability insurance, and a tax-qualified 401(k) plan.

In addition to our tax-qualified 401(k) plan, all of our NEOs are eligible to participate in a non-qualified, unfunded supplemental defined contribution plan, the Univar USA Inc. Supplemental Valued Investment Plan, or SVIP. The purpose of the SVIP is to provide a select group of management or highly compensated employees of

Univar USA Inc. and certain affiliated companies with a deferred compensation plan benefit for amounts that exceed the limits imposed under the 401(k) plan. Highly compensated employees become eligible to participate in the SVIP in the second calendar year of their employment. Additionally, one of our NEOs, Mr. Siegel, participates in the Univar USA Inc. Retirement Plan, which is a defined benefit pension plan. The plan has been frozen since 2004, and no further benefits accrue under the plan.

Perquisites

We do not generally provide perquisites or personal benefits to our named executive officers, although Messrs. Fyrwald, D’Alessandro, Siegel and Fuller each receive a car allowance. In addition, certain of our NEOs received relocation benefits in 2013 in connection with their relocations to Downers Grove, Illinois, as described below.

Tax and Accounting Considerations

While the accounting and tax treatment of compensation generally has not been a consideration in determining the amounts of compensation for our executive officers, the Committee and management have taken into account the accounting and tax impact of various program designs to balance the potential cost to us with the value to the executive. As we are not currently publicly traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) of the Internal Revenue Code into consideration in making compensation decisions. We expect that following this offering, the Committee will adopt a policy that, where appropriate, will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Pursuant to the terms of his employment agreement, Mr. Siegel will be entitled to a gross up payment for taxes imposed under Section 280G of the Internal Revenue Code, in the event of a change in control. See “—Potential Payments Upon Termination or a Change-in-Control.” No other NEO has an outstanding entitlement to any tax gross-up for excess parachute payments under Section 280G and it is our current practice to no longer offer such tax gross-ups to any of our employees.

The expenses associated with executive compensation issued to our executive officers and other key associates are reflected in our financial statements. We account for stock-based programs in accordance with the requirements of ASC 718, Compensation-Stock Compensation, which requires companies to recognize in the income statement the grant date value of equity-based compensation issued to associates over the vesting period of such awards.

Summary Compensation Table

The following table sets forth the compensation of our NEOs.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
J. Erik Fyrwald	2013	1,000,000	—		—	468,050	159,658	1,627,708
President and Chief Executive Officer

D. Beatty D’Alessandro	2013	527,692	—		1,144,500	178,689	219,326	2,070,207
Executive Vice President and Chief Financial Officer

Steven Nielsen	2013	92,885	—		—	43,355	1,446,396	1,582,636
Former Executive Vice President and Chief Financial Officer

Edward A. Evans	2013	472,154	—		—	120,354	1,828,018	2,420,526
Executive Vice President and Chief Human Resources Officer

Jeffrey H. Siegel	2013	386,154	—		470,400	69,600	815,691	1,741,845	(3)
Senior Vice President and Chief Accounting Officer

George J. Fuller	2013	296,587	125,000	(2)	1,179,500	223,228	42,213	1,866,528
President—BCS

(1)	The amount reported is valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, modified to exclude any forfeiture assumptions related to service-based vesting conditions. See Note 16, “Share-Based Compensation,” to our audited consolidated financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock-Based Compensation” for a discussion of the relevant assumptions used in calculating these amounts.
(2)	Represents a sign on bonus.
(3)	In 2013, the pension value for Mr. Siegel decreased primarily due to the change in the applicable discount rate. Pursuant to SEC rules, the negative amount for the change in the pension value for Mr. Siegel was not included in his total compensation. The actual change in pension value for Mr. Siegel is negative $4,302.

All Other Compensation Table

The following table further describes the “All Other Compensation” column of the above table for our NEOs.

Name and Principal Position	Fiscal Year	Auto Allowance ($)	Contributions to Retirement Plans ($)	Severance ($)	Commuting Costs ($)	Relocation Assistance ($)	Total ($)
J. Erik Fyrwald President and Chief Executive Officer	2013	17,580	117,444	—	24,634	—	159,658

D. Beatty D’Alessandro Executive Vice President and Chief Financial Officer	2013	17,296	41,532	—	—	160,498	219,326

Steven M. Nielsen Former Executive Vice President and Chief Financial Officer	2013	1,465	7,431	1,437,500	—	—	1,446,396

Edward A. Evans Executive Vice President and Chief Human Resources Officer	2013	17,580	28,847	1,454,894	—	326,697	1,828,018

Jeffrey H. Siegel Senior Vice President and Chief Accounting Officer	2013	20,370	30,520	—	—	764,801	815,691

George J. Fuller President—BCS	2013	14,130	28,083	—	—	—	42,213

Grants of Plan-Based Awards for Fiscal Year 2013

The following table provides information concerning awards granted to the NEOs in the 2013 fiscal year.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards(2) ($)
Name	Grant Date	Threshold $	Target $	Maximum $
J. Erik Fyrwald
MIP		57,500	1,150,000	2,300,000
D. Beatty D’Alessandro
MIP		22,400	448,000	896,000
Stock Incentive Plan	3/29/2013				350,000	(3)	9.14	1,144,500
Steven M. Nielsen
MIP		28,750	575,000	1,150,000
Edward A. Evans
MIP		20,750	415,000	830,000
Jeffrey H. Siegel
MIP		12,000	240,000	480,000
Stock Incentive Plan	3/29/2013				140,000	(4)	9.14	470,400
George J. Fuller
MIP		13,563	271,250	542,500
Stock Incentive Plan	3/29/2013				350,000	(5)	9.14	1,179,500

(1)	A discussion of the Management Incentive Plan for fiscal year 2013, including bonus amounts paid based on actual performance, can be found under “Compensation Discussion and Analysis—Determination of Executive Officer Compensation—Annual Cash Incentives.” The 2013 bonus amounts for Mr. D’Alessandro, Mr. Nielsen and Mr. Fuller were prorated since they were only actively employed for part of 2013.
(2)	The amounts reported in this column are valued based on the aggregate grant date fair value computed using the Black-Scholes valuation method, in accordance with FASB ASC Topic 718. See Note 16, “Share-Based Compensation,” to our audited consolidated financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock-Based Compensation” for a discussion of the relevant assumptions used in calculating these amounts.
(3)	The options vest in four equal installments on each of the first through fourth anniversaries of January 7, 2013.
(4)	The options vest in four equal installments on each of the first through fourth anniversaries of February 8, 2013.
(5)	The options vest in four equal installments on each of the first through fourth anniversaries of March 12, 2013.

Narrative disclosure to summary compensation table and grants of plan-based awards table

Employment Agreements

We have entered into an employment agreement with each of Messrs. Fyrwald, D’Alessandro, Siegel and Fuller, and an additional relocation agreement with Mr. Siegel. We have also entered into separation agreements with Steven M. Nielsen and Edward A. Evans in connection with the termination of their employment.

Fyrwald, D’Alessandro, Siegel and Fuller Employment Agreements

The employment agreements (and relocation agreement) with each of Messrs. Fyrwald, D’Alessandro, Siegel and Fuller provide for employment at-will, and may be terminated at any time by either party. Pursuant to their respective agreements, each of Messrs. Fyrwald, D’Alessandro, Siegel and Fuller is entitled to payment of a base salary and is eligible for payment of an annual cash bonus, with a target amount equal to 115% of base salary for Mr. Fyrwald, 80% of base salary for Mr. D’Alessandro, 60% of base salary for Mr. Siegel and 70% of base salary for Mr. Fuller. The maximum bonus amount for each is equal to 200% of the target bonus amount. The annual bonuses are payable in accordance with the terms of the Management Incentive Plan, based on our performance. The amounts paid for 2013 performance are reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Messrs. Fyrwald, D’Alessandro, Siegel and Fuller are also each entitled to receive a monthly car allowance of $1,465. Mr. Siegel’s employment was transferred to our corporate offices in Downers Grove, Illinois pursuant to the terms of his relocation agreement. Under the relocation agreement, Mr. Siegel was entitled to relocation benefits and a one-time $125,000 relocation bonus in 2013.

Upon a termination of the employment of Mr. Fyrwald or Mr. D’Alessandro by us without “cause” or by him for “good reason” (as each term is defined in each employment agreement), each executive is entitled to receive (a) a lump sum payment equal to 1.5 times (or two times for Mr. Fyrwald) the sum of (i) his annual base salary plus (ii) his target bonus amount, plus (b) a target bonus amount for the year of his termination, prorated for the period of his service prior to termination, payable in a lump sum at the time bonuses would ordinarily be paid absent a termination of employment. If employment is terminated due to the executive’s disability or death, each of Messrs. Fyrwald and D’Alessandro is entitled to receive a prorated target bonus amount for the year of his termination. Upon a termination of the employment of Mr. Siegel or Mr. Fuller by us without “cause” or by him for “good reason” (as each term is defined in each employment agreement), each executive is entitled to receive (a) a lump sum payment equal to the sum of (i) his annual base salary plus (ii) his target bonus amount. Mr. Siegel is also entitled to an additional amount equal to 4.2% times his severance payment described in the immediately preceding sentence. Any severance payments payable pursuant to the employment agreements are subject to the executive’s execution and nonrevocation of a release. Each of Messrs. Fyrwald, D’Alessandro and Fuller is subject to a confidentiality provision, and during his employment and for the 18-month period (or 12 months, for Mr. Fuller) following a termination of his employment, is subject to non-compete and nonsolicitation restrictive covenants. While Mr. Siegel’s employment agreement does not include any restrictive covenants, Mr. Siegel, as well as the other NEOs, are subject to similar restrictive covenants in their stock option agreements.

“Cause” and “Good Reason” Definitions

“Cause” is defined in the employment agreements generally as (i) willful and continued failure to perform duties, (ii) conviction of a felony or other crime of moral turpitude, (iii) willful and gross misconduct, or (iv) the breach of a non-competition, non-solicitation or confidentiality covenant to which the executive is subject. Notice and cure provisions apply.

“Good Reason” is defined in the employment agreements generally as (i) a material reduction in base salary or annual incentive compensation opportunity, (ii) a material diminution in the executive’s title, duties or responsibilities or (iii) the failure of a successor to assume the employment agreement. Notice and cure provisions apply. Additionally, for Messrs. Fyrwald, Siegel and D’Alessandro, “good reason” includes a transfer of the executive’s primary workplace by more than 35 miles.

Separation Agreements

Nielsen Separation Agreement

Mr. Nielsen separated from the Company effective January 15, 2013. In connection with his employment termination, Mr. Nielsen and the Company entered into a Separation Agreement, pursuant to which he received a lump sum payment equal to 18 months of his existing base salary plus an amount equal to his target annual bonus, in the total amount of $1,437,500. In addition, as noted above, Mr. Nielsen was paid $43,355 on February 28, 2014, as a portion of the MIP payment he would otherwise have earned had he been employed through the entire 2013 fiscal year, prorated for the time he was employed in fiscal year 2013 and based on actual results.

Evans Separation Agreement

Mr. Evans separated from the Company effective January 31, 2014, pursuant to a separation agreement entered into on December 31, 2013. In connection with Mr. Evans’ departure from his position as Executive Vice President and Chief Human Resources Officer, he received a lump sum payment equal to 18 months of his existing base salary plus an amount equal to 1.5 times his target annual bonus plus other expenses, in the total amount of $1,454,894. The severance amount payable to Mr. Evans was fully accrued in 2013 and paid in early 2014. Pursuant to the terms of the Release Agreement, all of Mr. Evans’ vested and unvested options were forfeited in connection with his termination of employment.

Stock Incentive Plan

The Stock Incentive Plan and an Employee Stock Option Agreement or an Employee Restricted Stock Agreement govern each grant of stock options and restricted stock, respectively, to our NEOs and provide, among other things, the vesting provisions of the options and restricted stock and the option term. Options and restricted stock granted under the plan generally vest in four equal annual installments, subject to the recipient’s continued employment with us. As of April 30, 2014, of the 14,052,963 shares available for issuance under the Stock Incentive Plan, 589,728 shares remained available for future equity award grants.

Outstanding Equity Awards at Fiscal Year End 2013

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units that Have Not Vested ($)
J. Erik Fyrwald	350,000		1,050,000	(1)	11.62	5/7/2022	—		—
	125,000		375,000	(2)	10.62	11/30/2022	—		—
	—		—		—	—	750,000	(2)	7,005,000	(8)
D. Beatty D’Alessandro	—		350,000	(3)	9.14	3/29/2023	—		—
Steven Nielsen	—		—		—	—	—		—
Edward Evans	248,692	(7)	82,897	(4)(7)	10.00	3/28/2021
Jeffrey Siegel	82,897		27,633	(4)	10.00	3/28/2021	—		—
	—		140,000	(5)	9.14	3/29/2023	—		—
George Fuller	—		350,000	(6)	9.14	3/29/2023	—		—

(1)	The award vests in four equal installments on each of the first through fourth anniversaries of May 7, 2012.
(2)	The award vests in four equal installments on each of the first through fourth anniversaries of November 30, 2012.
(3)	The award vest in four equal installments on each of the first through fourth anniversaries of January 7, 2013.
(4)	The award vests in four equal installments on each of the first through fourth anniversaries of November 30, 2010.
(5)	The award vests in four equal installments on each of the first through fourth anniversaries of February 8, 2013.
(6)	The award vests in four equal installments on each of the first through fourth anniversaries of March 12, 2013.
(7)	Pursuant to the terms of his Separation Agreement, Mr. Evans’ options were forfeited in connection with the termination of his employment.
(8)	Fair market value as of December 31, 2013 of $9.34 per share of our common stock was determined by our board of directors, on the basis of a valuation performed by an independent valuation firm.

Option Exercises and Stock Vested Table

The following table presents information regarding the vesting of restricted stock award held by Mr. Fyrwald for fiscal year 2013. None of our named executive officers exercised any of their stock options during fiscal year 2013 and no restricted stock awards have been granted to any other NEO.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. Erik Fyrwald	250,000	1,828,750	(1)

(1)	Reflects the vesting of a portion of the restricted shares granted to Mr. Fyrwald. The value realized on vesting was calculated based on a per share fair market value of $7.32 on the vesting date, as determined by the board of directors based on a valuation of an independent valuation firm.

Pension Benefits

The following table sets forth certain information concerning pension benefits for Mr. Siegel, who is our only NEO who participated in a frozen pension scheme that we maintain for our employees, as described below.

Name	Plan Name	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Jeffrey Siegel	Univar USA Inc. Retirement Plan	2	(2)	57,011	—

(1)	This figure reflects the estimated present value of Mr. Siegel’s pension benefit accrued through December 31, 2013. This figure was calculated using the following assumptions: (1) mortality of zero prior to retirement age, (2) an assumed retirement age of 62, (3) benefit commencement at age 62, which is the first age Mr. Siegel is eligible for unreduced benefits and (4) all other data, assumptions, methods and provisions are the same as those described in Note 7 to the Consolidated Financial Statements in the Company’s 2013 Annual Report.
(2)	Reflects the amount of years Mr. Siegel participated in the plan before it was frozen.

Mr. Siegel participates in a tax-qualified defined benefit plan that we maintain, the Univar USA Inc. Retirement Plan. This retirement plan was closed to new entrants as of June 30, 2004 and benefit service was frozen as of June 30, 2004 for participants who had less than five years of benefit service as of that date. Effective December 31, 2009, all accrued benefits under the retirement plan were frozen and no further benefits will be accrued by any participant after such date. All participants are vested in the retirement plan. Upon normal retirement, a participant will receive an accrued benefit in the form of a monthly benefit payable as a single life annuity equal to the greater of (i) $20 multiplied by the participant’s credited service or (ii) 1.2% of the participant’s average monthly compensation during the highest five consecutive calendar years plus 0.5% of such average in excess of the integration level multiplied by the participant’s years of credited service up to a maximum of 25 years. Compensation for purposes of the retirement plan reflects gross compensation received while an eligible employee including overtime, bonuses, commissions and any pre-tax elective contributions to the 401(k) plan and our other benefit programs. Eligible earnings exclude our contributions to an employee’s welfare benefits or deferred compensation plans, fringe benefits, moving expenses and other specified special payments. Forms of payment options available include single life annuity, various joint and survivor annuities and a period certain and life annuity. If married, an employee must obtain a spousal waiver to choose any payment option other than a 100% joint and survivor annuity.

Nonqualified Deferred Compensation for Fiscal Year 2013

The following table sets forth certain information for our NEOs who participated in the Univar USA Inc. Supplemental Valued Investment Plan.

Name	Aggregate Balance at Beginning of Last Fiscal Year ($)	Executive Contributions in Last Fiscal Year(1) ($)	Company Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
J. Erik Fyrwald	14,702	72,385	94,044	12,085	—	193,216
D. Beatty D’Alessandro	—	—	10,908	198	—	11,106
Steven Nielsen	384,228	—	—	57,338	—	441,566
Edward Evans	308,184	26,362	19,226	37,352	—	391,124
Jeffrey Siegel	455,387	21,200	11,002	85,654	—	573,242
George Fuller	—	—	1,663	11	—	1,674

(1)	Amounts in this column include base salary and bonus amounts that were deferred and are also included in “Salary” and/or “Non-Equity Incentive Plan Compensation” for fiscal year 2013 in the Summary Compensation Table.

(2)	Amounts in this column are included in “All Other Compensation” for fiscal year 2013 in the Summary Compensation Table.
(3)	The aggregate earnings represent the market value change of the Deferred Compensation Plan during fiscal year 2013. Because the earnings are not preferential or above-market, they are not included in the Summary Compensation Table.

Univar’s unfunded, non-qualified deferred compensation plan, the Univar USA Inc. Supplemental Valued Investment Plan, or SVIP, allows our NEOs and other highly compensated employees to defer up to 75% of eligible earnings that cannot be deferred under the 401(k) plan due to IRS covered compensation limits. Eligible earnings include salary and wages, including bonuses and participant deferrals under the Plan, but do not include equity awards under the Stock Incentive Plan, relocation expenses, any other deferred compensation, welfare benefits (including severance payments) or other special payments. The SVIP provides an employer match of 100% of participant contributions, up to an aggregate of 4% of eligible compensation contributed by the participant to our 401(k) plan and SVIP combined. The employer matching contribution is immediately 100% vested. Participants who are 55 years or older are also eligible to receive retirement contributions from Univar to the SVIP equal to an aggregate of 4% of eligible compensation contributed by the participant to our 401(k) plan and SVIP combined. This additional contribution cliff vests upon the participant’s completion of three years of employment with us. Employer contributions to the SVIP are made on behalf of eligible employees regardless of the employee’s contributions.

The amount of earnings that a participant receives depends on the participant’s investment elections for his or her deferrals. The account balance of each participant is treated as if invested in an investment index determined by us. Plan accounts are distributed on the first to occur of the Participant’s death, permanent disability, or separation from service with us in a single lump sum either (a) in the month of January immediately following the calendar year in which the distribution event occurs, or (b) if the participant has so elected prior to the calendar year in which the distribution event occurs, at a future date specified by the employee not less than five years from the January 31st immediately following the calendar year in which the distribution event occurs.

Potential Payments Upon Termination or a Change-in-Control

Severance Payments

The information below describes and quantifies certain compensation that would have become payable to the named executive officers under plans in existence at the end of fiscal year 2013 and the executives’ respective employment agreements if the named executive officers’ employment had been terminated on December 31, 2013, given the named executive officer’s compensation and service levels as of such date and, where applicable, based on the fair market value of our common stock on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under our 401(k) savings plans, disability benefits and accrued vacation benefits.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our stock price and the executive’s age.

Pursuant to their respective employment agreements, in the event of termination of employment without cause or for good reason on December 31, 2013, the last day of fiscal 2013, Messrs. Fyrwald, D’Alessandro, Siegel and Fuller would be entitled to the severance payments set forth below. For a description of the potential payments upon a termination pursuant to the employment agreements with these named executive officers, see “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements.” For a description of the consequences of a termination of employment or a change-in-control for the stock options granted to NEOs under the Stock Incentive Plan, see the disclosure that follows the table. For a description of payments made to Mr. Nielsen and Mr. Evans following the termination of their employment with us, see “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Separation Agreements.”

Name	Termination Without Cause or for Good Reason ($)
J. Erik Fyrwald	4,300,000	(1)
D. Beatty D’Alessandro	1,512,000	(2)
Jeffrey Siegel	666,880	(3)
George Fuller	658,750	(4)

(1)	Represents a lump sum cash payment equal to two times the sum of (i) his annual base salary plus (ii) his target bonus amount.
(2)	Represents a lump sum cash payment equal to 1.5 times the sum of (i) his annual base salary plus (ii) his target bonus amount.
(3)	Represents a lump sum cash payment equal to the sum of his (i) his annual base salary plus (ii) his target bonus amount plus (iii) an additional amount equal to 4.2% times the sum of the foregoing payments.
(4)	Represents a lump sum cash payment equal to the sum of (i) his annual base salary plus (ii) his target bonus amount.

Any severance payments payable pursuant to the employment agreements are subject to the executive’s execution and nonrevocation of a release.

Accelerated Vesting of Equity Awards on Certain Terminations of Employment or a Change in Control

Pursuant to the terms of their Employee Stock Option Agreements, if an NEO’s employment is terminated by us without “cause” or by the NEO for “good reason” (as defined in his employment agreement), then a pro-rated number of unvested options (based on the NEO’s period of service prior to termination) will accelerate and become vested, and any remaining options will be forfeited. Upon a termination due to the executive’s death or disability, all unvested options will vest immediately. Upon a termination of employment by the NEO without good reason, all unvested options will be forfeited. Upon a termination of employment for cause, all options (whether vested or unvested) terminate immediately. Any options that are not vested or do not vest as of the date of termination will be forfeited. Following a termination of employment, vested options remain exercisable for 90 days (180 days if the termination was due to death, disability or retirement) or, if sooner, prior to the options’ normal expiration date. In connection with the Mr. Evans’ termination of employment, he agreed to forfeit all of his stock options (see “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Separation Agreements”).

Pursuant to the terms of the Employee Restricted Stock Agreement to which Mr. Fyrwald is a party, if his employment is terminated by us without “cause” (as defined in his employment agreement) or by him for “good reason” (as defined in his employment agreement) or due to his death or disability, then a pro-rated number of unvested shares of restricted stock (based on the executive’s period of service prior to termination) will accelerate and become vested, and any remaining shares will be forfeited. If Mr. Fyrwald’s employment is terminated by us for cause or by him without good reason, all of his unvested restricted stock will be forfeited. If dividends are paid to our stockholders, then dividend equivalents will be credited to his account in respect of his then unvested restricted stock and any such credited amounts will be paid on the applicable vesting date.

Under the Stock Incentive Plan, unless directed otherwise in the individual grant agreements, if the Company undergoes a “change in control”, as defined below, (i) stock options will generally accelerate and be canceled in exchange for a cash payment equal to the change in control price per share minus the exercise price of the applicable option, unless the Committee elects to provide for alternative awards in lieu of acceleration and payment, and (ii) shares of restricted stock will vest and become non-forfeitable. Under the Stock Incentive Plan a “change in control” is generally defined as the first to occur of the following events:

•

the acquisition by any person, entity or “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of 50% or more of the combined voting power of the Company’s then outstanding voting securities, other than any such acquisition by the Company, any of its subsidiaries, any associate benefit plan of the Company or any of its subsidiaries, or by CD&R Univar Holdings, L.P. or Univar N.V., or any affiliates of any of the foregoing, excluding an acquisition immediately following which CD&R Univar Holdings, L.P. owns at least 10% of the outstanding shares of Company stock and no Company stock is then owned by Univar N.V. or its permitted transferees;

•	Within any 12-month period, the persons who were members of our board of directors at the beginning of such period cease to constitute at least a majority of the board of directors; or

•	The sale, transfer or other disposition of all or substantially all of our assets to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, affiliates of the Company.

A public offering of our common stock does not constitute a change in control.

As described above, our NEOs would have received benefits from the accelerated vesting of unvested stock options and restricted stock in the following amounts:

Name	Termination Due to Death or Disability ($)	Termination Without Cause or for Good Reason ($)	Change in Control(1) ($)
J. Erik Fyrwald	198,315	198,315	7,005,000
D. Beatty D’Alessandro	70,000	17,164	70,000
Jeffrey Siegel	28,000	6,252	28,000
George Fuller	70,000	14,096	70,000

(1)	Fair market value as of December 31, 2013 of $9.34 per share of our common stock was determined by our board of directors, on the basis of a valuation performed by an independent valuation firm.

Treatment of Nonqualified Deferred Compensation on Termination

In the event that an NEO’s employment with us is terminated for any reason, the NEO will receive the balance of his deferred compensation account in accordance with the terms of the SVIP. The balance of each NEO’s deferred compensation account as of the end of fiscal year 2013 is set forth in the table above titled “Nonqualified Deferred Compensation for Fiscal Year 2013.”

Compensation of Directors

Name	Fees Earned or Paid in Cash ($)(1)	Total ($)
Richard P. Fox	95,000	95,000	(2)
Lars Haegg	—	—
Claude S. Hornsby	75,000	75,000
Richard A. Jalkut	75,000	75,000
George K. Jaquette	—	—
Christopher J. Stadler	—	—
William S. Stavropoulos	—	—
David H. Wasserman	—	—
Robert ter Haar	18,750	18,750
Thomas Schmitt	18,750	18,750

(1)	Mr. Schmitt ceased to be a director on March 31, 2013, and he was paid only for this period of service.
(2)	In 2013, the pension value for Mr. Fox decreased due to the change in the applicable discount rate. Pursuant to SEC rules, the negative amount for the change in the pension value for Mr. Fox was not included in his total compensation. The actual change in pension value for Mr. Fox is negative $85,277. See the narrative below for more information on Mr. Fox’s pension benefit.

Each of our independent directors is paid an annual cash fee of $75,000, paid in equal quarterly installments, for his service on our board of directors. Mr. Fox receives an additional quarterly cash payment of $5,000 for his service as Chair of the Audit Committee. In addition, if Mr. Fox lives to age 80, he will become entitled to a monthly benefit of $6,815 commencing on the first of the month after his 80th birthday and continuing until the first of the month prior to his death, pursuant to the Univar USA Inc. Supplemental Retirement Plan. Under certain conditions, Mr. Fox’s spouse may become entitled to this benefit if she survives him. This annuity was provided to Mr. Fox in December, 2007 in connection with his first year of service as a director.

We do not pay any additional remuneration for director service to any of our directors who are either our officers, namely Mr. Fyrwald, our CEO, and Mr. Byrne, who is an executive officer but not a named executive officer, or who are principals or employees of CD&R or CVC. However, all directors are reimbursed for reasonable travel and lodging expenses incurred to attend meetings of our board of directors or a committee thereof.

Prior to the investment by CD&R in the Company, certain members of our board of directors purchased common and preferred shares of certain of our affiliates at the time, Ulysses Luxembourg and Ulysses Finance, which are controlled by CVC affiliates. As of December 31, 2013, Messrs. Fox, ter Haar, Hornsby, Jalkut and Schmitt owned equity interests in Ulysses Luxembourg, valued as of December 31, 2013 at €784,630, €438,924, €438,924 and €520,484, respectively, based on a determination of value by Ulysses Luxembourg. See “—Security Ownership of Certain Beneficial Owners and Management.”

We will enter into new indemnification agreements with each of our directors. Under those agreements, we will agree to indemnify each of these individuals against claims arising out of events or occurrences related to that individual’s service as our agent or the agent of any of our subsidiaries to the fullest extent legally permitted.

In addition, Robert ter Haar acted as a non-voting observer to our board of directors in 2013 on behalf of Parcom, one of our shareholders, and Mr. ter Haar was paid $18,750 for this service in the first quarter of 2013, following which our obligation to pay for his observer status terminated.

Compensation Committee Interlocks and Insider Participation

From January 1, 2013 through March 31, 2013, our Compensation Committee was comprised of the following four non-employee directors: David H. Wasserman (Chair), Christopher J. Stadler, Gijs Vuursteen and Thomas Schmitt. From April 1, 2013 through August 8, 2013, our Compensation Committee was comprised of the following three non-employee directors: David H. Wasserman (Chair), Christopher J. Stadler and Gijs Vuursteen. From August 9, 2013 through December 31, 2013, our Compensation Committee was comprised of the following three non-employee directors: David H. Wasserman (Chair), Christopher J. Stadler and William S. Stavropoulos. The current members of the Compensation Committee are David H. Wasserman, Christopher J. Stadler and William S. Stavropoulos. There are no members of the Compensation Committee who serve as an officer or employee of the Company or any of its subsidiaries. In addition, no executive officer of the Company serves as a director or as a member of the compensation committee of a company (i) whose executive officer served as a director or as a member of the Compensation Committee and (ii) which employs a director of the Company.

Compensation Risk Assessment

The Compensation Committee assessed our compensation policies and practices to evaluate whether they create risks that are reasonably likely to have a material adverse effect on us. Based on its assessment, the Compensation Committee concluded that our compensation policies and practices do not create incentives to take risks that are reasonably likely to have a material adverse effect on the Company. We believe we have allocated our compensation among base salary, short-term incentives and long-term equity in such a way as to not encourage excessive risk taking.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 31, 2014 with respect to the beneficial ownership of our common stock by:

•	each person known to own beneficially more than 5% of our common stock;

•	each director;

•	each person who has agreed to serve as a director effective at the time of consummation of this offering;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of the determination date, which in the case of the following table is March 31, 2014. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The percentage of beneficial ownership prior to this offering is based on             shares of our common stock outstanding as of March 31, 2014, as adjusted to reflect a             for 1 reverse stock split of our common stock effected on                 , 2014. The percentage of beneficial ownership following this offering is based on             shares of common stock outstanding after the closing of this offering.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated, the address for each individual listed below is c/o Univar Inc., 3075 Highland Parkway, Suite 200 Downers Grove, Illinois 60515.

Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering			Percentage (Assuming No Exercise of the Underwriters’	Percentage (Assuming the Underwriters’ Option is
Name and address of beneficial owner	Number	Percentage	Number	Option)	Exercised in Full)
CVC Capital Partners Advisory (U.S.), Inc. and related funds(1)
CD&R Univar Holdings, L.P. and related funds(2)
Parcom(3)
J. Erik Fyrwald(4)(19)
William S. Stavropoulos(5)(19)
Richard P. Fox(6)(19)
Claude S. Hornsby(7)(19)
Richard A. Jalkut(8)(19)
George K. Jaquette(9)(19)
Christopher J. Stadler(10)(19)
Lars Haegg(11)(19)
David H. Wasserman(12)(19)
D. Beatty D’Alessandro(13)(19)
Steven Nielsen(14)(19)
Edward Evans(15)(19)
Jeffrey H. Siegel(16)(19)
George Fuller(17)(19)
Mark J. Byrne(18)(19)
All executive officers and directors as a group (19 persons)(19)

*	Less than 0.1%
(1)	CVC European Equity Partners IV (comprising the parallel partnerships CVC European Equity Partners IV (A) L.P. , CVC European Equity Partners IV (B) L.P., CVC European Equity Partners IV (C) L.P., CVC European Equity Partners IV (D) L.P. and CVC European Equity Partners IV (E) L.P.) and CVC European Equity Partners Tandem Fund (comprising the parallel partnerships CVC European Equity Partners Tandem Fund (A) L.P., CVC European Equity Partners Tandem Fund (B) L.P. and CVC European Equity Partners Tandem Fund (C) L.P.) both are investment funds advised and managed by affiliates of CVC Capital Partners, control Univar N.V., via a holding company chain. Univar N.V. holds shares of Common Stock in the Company.
(2)

Represents shares held by the following group of investment funds associated with Clayton, Dubilier & Rice, LLC as follows: (i)             shares of common stock held by CD&R Advisor Univar Co-Investor, L.P.; (ii)             shares of common stock held by CD&R Friends & Family Fund VIII, L.P.; (iii)             shares of common stock held by Clayton, Dubilier & Rice Fund VIII, L.P.; (iv)             shares of common stock held by CD&R Univar Co-Investor, L.P.; (v)             shares of common stock held by CD&R Advisor Univar Co-Investor II, L.P.; (vi)             shares of common stock held by CD&R Univar NEP VIII Co-Investor, LLC; and (vii)             shares of common stock held by CD&R Univar NEP IX Co-Investor, LLC. CD&R Associates VIII, Ltd., as the general partner of CD&R Advisor Univar Co-Investor, L.P., CD&R Friends & Family Fund VIII, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Univar Co-Investor, L.P. and CD&R Advisor Univar Co-Investor II, L.P. and the sole manager of CD&R Univar NEP VIII Co-Investor, LLC and CD&R Univar NEP IX Co-Investor, LLC, CD&R Associates VIII, L.P., as the sole stockholder of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd., as the general partner of CD&R Associates VIII, L.P., may each be deemed to beneficially own the shares of the Company’s common stock held by the CD&R Affiliates. CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of the Company’s common stock shown as beneficially owned by CD&R Advisor Univar Co-Investor, L.P., CD&R Friends & Family Fund VIII, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Univar Co-Investor, L.P., CD&R Univar Co-Investor II, L.P., CD&R Univar NEP VIII Co-Investor, LLC and CD&R Univar NEP IX Co-Investor, LLC., or collectively the CD&R Affiliates. Such persons expressly disclaim such beneficial ownership. Investment and voting decisions with respect to shares held by each of the CD&R Affiliates are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals, or the Investment Committee. All members of the Investment Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by the CD&R Affiliates. Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares of the Company’s common stock held by the CD&R Affiliates.

The address for each of the CD&R Affiliates, CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address for Clayton, Dubilier & Rice, LLC is 375 Park Avenue, 18th Floor, New York, NY 10152.

(3)	Parcom is an affiliate of ING Group. Parcom Ulysses 2 S.à.r.l. is the beneficial owner of shares of common stock owned of record by Univar N.V and Parcom Buyout Fund II B.V. is the beneficial owner of shares of common stock owned of record by Univar N.V.
(4)	Represents shares of common stock held of record by J. Erik Fyrwald and shares of common stock held of record by Univar N.V.
(5)	Represents shares of common stock held of record by William S. Stavropoulos and shares of common stock held of record by Univar N.V.
(6)	Represents shares of common stock held of record by Richard P. Fox and shares of common stock held of record by Univar N.V.
(7)	Represents shares of common stock held of record by Claude S. Hornsby and shares of common stock held of record by Univar N.V.
(8)	Represents shares of common stock held of record by Richard A. Jalkut and shares of common stock held of record by Univar N.V.
(9)	Represents shares of common stock held of record by George K. Jaquette and shares of common stock held of record by Univar N.V.
(10)	Represents shares of common stock held of record by Christopher J. Stadler and shares of common stock held of record by Univar N.V.
(11)	Represents shares of common stock held of record by Lars Haegg and shares of common stock held of record by Univar N.V.
(12)	Represents shares of common stock held of record by David H. Wasserman and shares of common stock held of record by Univar N.V.
(13)	Represents shares of common stock held of record by D. Beatty D’Alessandro and shares of common stock held of record by Univar N.V.
(14)	Represents shares of common stock held of record by Steven Nielsen and shares of common stock held of record by Univar N.V.
(15)	Represents shares of common stock held of record by Edward Evans and shares of common stock held of record by Univar N.V.
(16)	Represents shares of common stock held of record by Jeffrey H. Siegel and shares of common stock held of record by Univar N.V.
(17)	Represents shares of common stock held of record by George Fuller and shares of common stock held of record by Univar N.V.
(18)	Represents shares of common stock held of record by Mark J. Byrne and shares of common stock held of record by Univar N.V.
(19)	Includes shares of our common stock issuable upon the exercise of options or restricted stock granted pursuant to the Plan which are unexercised as of March 31, 2014 but were exercisable within a period of 60 days from such date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

Our Board of Directors has adopted a written policy requiring our Audit Committee to review and approve related party transactions. In determining whether to approve or ratify a proposed related party transaction, our Audit Committee will consider all factors it deems relevant and will approve or ratify only those that are in, or are not inconsistent with, the best interests of us and our stockholders.

Related Party Transactions

Set forth below is a summary of certain transactions since January 1, 2011 among us, our directors, our executive officers, beneficial owners of more than 5% of any class of our common stock or our preferred stock outstanding before completion of the offering and some of the entities with which the foregoing persons are affiliated or associated in which the amount involved exceeds or will exceed $120,000.

Certain Indebtedness

As of June 30, 2014 approximately $291 million of the Term Loans and $46 million of our Senior ABL Facility were held by affiliates of Goldman, Sachs & Co. In addition, affiliates of Goldman, Sachs & Co. are the sole holders of our $600.0 million of outstanding 2017 Subordinated Notes and are holders of $30 million of our 2018 Subordinated Notes. Affiliates of Goldman Sachs & Co. own approximately 2.6% of our outstanding common stock as of June 30, 2014. The greatest principal amount of Term Loans, our Senior ABL Facility, our 2017 Subordinated Notes and our 2018 Subordinated Notes outstanding at the end of any fiscal quarter since January 1, 2011 were $2,898.3 million, $270.0 million, $600.0 million and $400.0 million, respectively.

Stockholders’ Agreement

We are party to the Third Amended and Restated Stockholders Agreement, or the Stockholders’ Agreement, with investment funds associated with the Equity Sponsors and certain other equity investors. In connection with the consummation of this offering, the Equity Sponsors and we will enter into the Fourth Amended and Restated Stockholders’ Agreement, or the New Stockholders’ Agreement. Under the New Stockholders’ Agreement, each of the Equity Sponsors will be entitled to appoint (i) three sponsor directors and three independent directors for so long as such Equity Sponsor owns at least 50% of the shares of our common stock it held at the time of its acquisition of its interest in us, (ii) two sponsor directors and one independent director for so long as such Equity Sponsor owns at least 25%, but less than 50%, of the shares of our common stock it held at the time of its acquisition of its interest in us and (iii) one sponsor director for so long as such Equity Sponsor owns at least 5%, but less than 25%, of the shares of our common stock it held at the time of its acquisition of its interest in us. With respect to any vacancy of an Equity Sponsor-nominated director, the applicable Equity Sponsor will have the right to nominate his replacement. The New Stockholders’ Agreement will also contain customary registration rights for the Equity Sponsors’ shares of our common stock and customary information and access rights.

Consulting Agreements, Indemnification Agreements and Services

We are party to certain consulting agreements with the Equity Sponsors, pursuant to which the Equity Sponsors provide us with financial advisory and management consulting services, which we plan to terminate in connection with this offering. Pursuant to the consulting agreements, we pay the Equity Sponsors an aggregate annual fee of $5 million for such services, subject to adjustments from time to time, and we may pay to the Equity Sponsors an aggregate fee equal to a specified percentage of the transaction value of certain types of transactions we complete, in each case, plus expenses. Each consulting agreement expires by its terms in November 2020 unless otherwise terminated earlier as provided therein. We will pay the Equity Sponsors an aggregate fee of approximately $30 million to terminate the consulting agreements in connection with the consummation of this offering.

We have also entered into indemnification agreements with the Equity Sponsors, pursuant to which we indemnify the Equity Sponsors and their respective affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain liabilities arising out of performance of the consulting agreement, securities offerings by us and certain other claims and liabilities.

We perform certain administrative and other corporate services for affiliates of CVC. CVC reimburses us for the costs of these services, and will pay us a fee of approximately $0.2 million for services performed in the year ended December 31, 2013. We will continue to perform these services after the consummation of this transaction.

Management Investment in Certain Company Affiliates

Certain of our directors, officers and other senior employees purchased shares in certain of our indirect stockholders that are affiliates of CVC in connection with the investment in our Company of funds affiliated with CVC on October 11, 2007. Neither we nor any of our subsidiaries is a party to those arrangements.

Board Appointment Letter Agreement

On January 31, 2013, the Equity Sponsors and Mark Byrne signed a letter agreement providing that the Equity Sponsors would appoint Mr. Byrne to our board of directors on January 1, 2015, provided that (i) Mr. Byrne remains employed by us through December 31, 2014 and (ii) at the time of appointment, Mr. Byrne is eligible, qualified and willing to serve as a director. The obligation of the each Equity Sponsor to so appoint Mr. Byrne will be terminated if such Equity Sponsor owns less than 10% of our common stock at any time between January 31, 2013 and January 1, 2015.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.000000014 per share and             shares of undesignated preferred stock, par value $0.01 per share. Upon the closing of this offering there will be             shares of our common stock issued and outstanding not including             shares of our common stock issuable upon exercise of outstanding stock options.

In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. The following descriptions of our capital stock, Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws are intended as summaries only and are qualified in their entirety by reference to our Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, which will become effective upon the completion of this offering and which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

Holders of common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Any dividends declared on the common stock will not be cumulative. Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is in turn subject to the restrictions set forth in the Senior Secured Credit Facility. See “Dividend Policy.”

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Before the date of this prospectus, there has been no public market for our common stock.

As of May 31, 2014, we had 199,359,445 shares of common stock outstanding and 37 holders of record of our common stock. The number of shares has not yet been adjusted to reflect our anticipated stock split prior to the completion of the offering.

Preferred Stock

Upon completion of this offering, under our Third Amended and Restated Certificate of Incorporation, our Board of Directors will have the authority, without further action by our stockholders, except as described below, to issue up to             shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and the qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the Board of Directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

The provisions of our Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Classified Board of Directors. Upon completion of this offering, in accordance with the terms of our Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, our Board of Directors will be divided into three classes, as nearly equal in number as possible, with members of each class serving staggered three-year terms. Our Third Amended and Restated Certificate of Incorporation will provide that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our Third Amended and Restated Certificate of Incorporation will also provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled only by vote of a majority of our directors then in office. Our classified Board of Directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our Third Amended and Restated Certificate of Incorporation will provide that a special meeting of stockholders may be called only by or at the direction of our Board of Directors pursuant to a resolution adopted by a majority of our Board of Directors. Special meetings may also be called by our corporate Secretary at the request of the holders of not less than     % of the outstanding shares of our common stock so long as the Equity Sponsors collectively own more than     % of the outstanding shares of our common stock. Thereafter, stockholders will not be permitted to call a special meeting.

No Stockholder Action by Written Consent. Our Third Amended and Restated Certificate of Incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting, unless the Equity Sponsors collectively own more than     % of the outstanding shares of our common stock.

Removal of Directors. Our Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until the Equity Sponsors no longer collectively own more than     % of the outstanding shares of our common stock. After such time, directors may only be removed from office only for cause and only upon the affirmative vote of holders of at least     % of the votes which all the stockholders would be entitled to cast.

Stockholder Advance Notice Procedure. Our Amended and Restated By-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The Amended and Restated By-laws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our Secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate Secretary at our principal executive offices not fewer than     days nor more than     days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than     days before or more than     days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our Secretary (x) not earlier than     days prior to the meeting or (y) no later than the close of business on the later of the     day prior to such annual meeting or the     day following the day on which a public announcement of the date of the such meeting is first made by us.

Amendments to Certificate of Incorporation and By-laws. The DGCL generally provides that the affirmative vote of a majority of the outstanding stock entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our Third Amended and Restated Certificate of Incorporation will provide that, upon the Equity Sponsors ceasing to own collectively more than     % of the outstanding shares of our common stock, specified provisions of our Third Amended and Restated Certificate of Incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least     % of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including the provisions governing the liability and indemnification of directors, corporate opportunities, the elimination of stockholder action by written consent and the prohibition on the rights of stockholders to call a special meeting.

In addition, our Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws will provide that our Amended and Restated By-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the Board of Directors, or by the affirmative vote of the holders of (x) as long as the Equity Sponsors collectively own more than     % of the outstanding shares of our common stock, at least a majority, and (y) thereafter, at least     %, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

These provisions make it more difficult for any person to remove or amend any provisions in our Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws that may have an anti-takeover effect.

Section 203 of the Delaware General Corporation Law. In our Third Amended and Restated Certificate of Incorporation, we will elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Section 203, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

An “interested stockholder” is any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification

Our Third Amended and Restated Certificate of Incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our Third Amended and Restated Certificate of Incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our Amended and Restated By-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent permitted by the DGCL and other applicable law, except in certain cases of a proceeding instituted by the director or officer without the approval of our Board. Our Amended and Restated By-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors and executive officers. The indemnification agreements will provide our directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our Amended and Restated By-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Corporate Opportunities

Our Third Amended and Restated Certificate of Incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to CVC, CD&R, or their respective officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of CVC, CD&R or their respective agents, stockholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer of Univar, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Univar. Stockholders will be deemed to have notice of and consented to this provision of our Third Amended and Restated Certificate of Incorporation.

Choice of Forum

Our Third Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the Delaware General Corporation Law, the Third Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Market Listing

We intend to apply to list our shares of common stock on the NYSE under the symbol “UNVR”.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             .

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future. As of July 31, 2014, there were 37 holders of record of our common stock.

Sales of Restricted Securities

After this offering,             shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration, including Rule 144 of the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, and subject to the lock up agreements described below, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Lock-up Agreements

Our directors, executive officers and stockholders holding more than     % of our common stock prior to this offering will sign lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Deutsche Bank Securities Inc., Goldman Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days, subject to certain exceptions, after the date of this prospectus. The foregoing restrictions will not restrict certain specified transfers, including (i) to the underwriters pursuant to the underwriting agreement, (ii) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control, provided that in the event that the tender offer, merger, consolidation or other such transaction is abandoned, the shares shall remain subject to the transfer restrictions, (iii) as a bona fide gift or gifts, (iv) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (“immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin), (v) as a distribution to partners, members or stockholders of the parties to the lock-up agreements, (vi) to the party to the lock-up agreement’s subsidiaries, affiliates or to any investment fund or other entity controlled or managed by, or under common control or management with, such party, or (vii) to us to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of our common stock. These agreements are described below under “Underwriting.”

Equity Incentive Plans

Prior to completion of this offering, we had one employee share-based incentive plan, the 2011 Univar Inc. Stock Incentive Plan. We expect to adopt one or more new plans, prior to the completion of this offering, to enable us to better align our compensation programs with those typical of companies with publicly traded securities.

As of April 30, 2014 we had outstanding approximately 11,020,470 options to purchase shares of common stock, of which approximately 4,267,513 options to purchase shares of common stock were vested. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issuable upon exercise of outstanding options as well as all shares of our common stock reserved for future issuance under our equity plans. See “Executive Compensation—Long Term Incentives” for additional information regarding these plans. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

Senior Term Facility

On February 22, 2013, the issuer, as borrower, Bank of America, N.A. as administrative agent, Bank of America, N.A, Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as joint lead arrangers and joint bookrunners and the lenders party thereto from time to time, entered into a Fourth Amended and Restated Credit Agreement, or the Senior Term Facility, pursuant to which the lenders made to the borrower (i) an aggregate principal amount of $2,789.0 million of Term Loan B, and (ii) a Euro Tranche Loan in the principal amount of €130 million (together with the Term Loan B, the Term Loans).

Obligations under the Senior Term Facility are guaranteed by certain of our U.S. subsidiaries and secured by (i) a first priority lien on substantially all of our assets, as well as the assets of certain of our U.S. subsidiaries, other than inventory and accounts receivable and related collateral, or the Current Assets, and (ii) a second priority lien on the Current Assets, in each case subject to various limitations and exceptions. The Senior Term Facility provides for an uncommitted incremental term loan facility of up to an additional amount such that, on a pro forma basis and after giving effect to the incurrence of incremental term loans, the consolidated senior secured leverage ratio will be less than or equal to 3.5 to 1.0, that will be available subject to the satisfaction of certain conditions.

The Senior Term Facility does not contain financial covenants. The Senior Term Facility contains limitations on our ability to, among other things, incur indebtedness and liens, make distributions, investments, acquisitions and dividends, sell assets, prepay or amend the terms of certain indebtedness, engage in mergers, consolidations, liquidations and certain transactions with affiliates and change our lines of business. The Senior Term Facility requires us to prepay the loans thereunder with a portion of our excess cash flow, the proceeds of certain indebtedness and, subject to certain re-investment rights, the proceeds of certain asset sales. The Senior Term Facility also contains customary events of default including for failure to make payments under the Term Loans, breaches of covenants (subject to a 30 day grace period after notice in the case of certain covenants), cross-default to other material indebtedness, material unstayed judgments, certain ERISA, bankruptcy and insolvency events, failure of guarantees or security and change of control.

The interest rate for the Term Loan is based on a LIBOR rate or prime rate plus (i) in the case of any Term Loan B at a LIBOR rate, 3.50% (ii) in the case of any Term Loan B at the prime rate, 2.50% and (iii) in the case of any Euro Tranche Loan, 3.75%. The Term Loans will mature on June 30, 2017.

Senior ABL Facility

On March 25, 2013, the issuer, as U.S. parent borrower, the U.S. subsidiary borrowers party thereto, and collectively with the issuer, the U.S. ABL Borrowers, Univar Canada, Ltd., as Canadian borrower, or the Canadian Borrower and, together with the U.S. ABL Borrowers, the ABL Borrowers, Bank of America, N.A. as U.S. administrative agent, U.S. swingline lender and collateral agent, Bank of America, N.A. (acting through its Canadian branch) as Canadian administrative agent, Canadian swingline lender and Canadian letter of credit issuer, the lenders from time to time party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance LLC as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Capital Finance LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as joint bookrunners, Wells Fargo Capital Finance, LLC, J.P. Morgan Securities LLC and Deutsche Bank Securities, Inc. as co-syndication agents, and HSBC Bank USA, N.A., Union Bank, N.A., Morgan Stanley Senior Funding, Inc. and Suntrust Bank, as co-documentation agents, entered into a Second Amended and Restated ABL Credit Agreement, or the Senior ABL Facility.

The Senior ABL Facility is comprised of a revolving credit facility, or the ABL Revolving Facility, for up to $1,300 million and a term loan facility, or the ABL Term Facility, for $100 million. The ABL Revolving Facility is split between the U.S. ABL Borrowers for up to $900 million, or the U.S. ABL Revolving Facility, and, together with the ABL Term Facility, the U.S. ABL Facility, and the Canadian Borrower for up to $300 million, or the Canadian ABL Revolving Facility. The U.S. ABL Facility is guaranteed by certain of our U.S. subsidiaries and secured by (i) a first priority lien on our and our U.S. subsidiary guarantors’ accounts receivable and inventory and (ii) a second priority lien on substantially all other assets, in each case subject to various limitations and exceptions. The Canadian ABL Revolving Facility is guaranteed by certain of our Canadian and U.S. subsidiaries and secured by (i) a first priority lien on our, the Canadian Borrower’s, our U.S. subsidiary guarantors’ and our Canadian guarantors’ accounts receivable and inventory and (ii) a second priority lien on substantially all other assets, in each case subject to various limitations and exceptions.

The maximum amount available to borrow under the ABL Revolving Facility is determined by the amount of eligible inventory and accounts receivable of (i) the U.S. ABL Borrowers (with a maximum of $900 million), in the case of the U.S. ABL Revolving Facility, or (ii) the Canadian Borrower and any guarantors of the Canadian ABL Revolving Facility (with a maximum of $300 million), in the case of the Canadian ABL Revolving Facility. When calculating availability under the ABL Revolving Facility as noted above, excess U.S. collateral can be included in the calculation of availability under the Canadian ABL Revolving Facility up to the Canadian limit. However, excess collateral in Canada cannot be used in the calculation of availability under the U.S. ABL Revolving Facility. There is an option to increase the maximum amount available under the Senor ABL Facility by up to the lesser of (i) $400 million and (ii) an amount such that the total amount outstanding under the Senior ABL Facility in excess of $1,400 million would constitute ABL Priority Obligations under the Intercreditor Agreement, dated as of October 11, 2007 (as amended), between Bank of America, N.A., in its capacity as administrative agent and collateral agent under the Senior ABL Facility, and Bank of America, N.A., in its capacity as administrative agent and collateral agent under the Senior Term Facility, but such increases must be permitted under the terms of any other material indebtedness.

The Senior ABL Facility requires us to maintain a minimum consolidated fixed charge coverage ratio of 1.0:1.0 when we use more than 90% of the availability under (i) the U.S. ABL Revolving Facility or (ii) the ABL Revolving Facility. The Senior ABL Facility also contains limitations on our ability to, among other things, incur indebtedness and liens, make distributions, investments, acquisitions and restricted junior payments and dividends, sell assets, prepay or amend the terms of certain indebtedness, engage in mergers, consolidations, liquidations and certain transactions with affiliates and change our lines of business. The Senior ABL Facility contains events of default including for failure to make payments under the Senior ABL Facility, breaches of covenants (subject to a 30 day grace period after notice in the case of certain covenants), cross-default to other material indebtedness, material unstayed judgments, certain ERISA, bankruptcy and insolvency events, failure of guarantees or security and change of control.

The interest rate for loans under the ABL Term Facility is based on (i) a LIBOR rate or prime rate plus, (ii) an applicable margin of (a) in the case of loans at a LIBOR rate, 3.25% and (b) in the case of loans at the prime rate, 2.25%, plus (iii) in the event that the loans are made by a lender located in certain jurisdictions, specified additional interest. The interest rate for loans under the ABL Revolving Facility is based on (i) a LIBOR rate or prime rate (or Canadian base rate, Canadian prime rate or Canadian bankers’ acceptance rate, as applicable, with respect to loans under the Canadian ABL Revolving Facility) plus, (ii) an applicable margin of (a) in the case of loans at a LIBOR rate, 1.50% to 2.00%, depending on the amount of availability we have under the ABL Revolving Facility and (b) in the case of loans at the prime rate, 0.50% to 1.00%, depending on the amount of availability we have under the ABL Revolving Facility, plus (iii) in the event that the loans are made by a lender located in certain jurisdictions, specified additional interest. The ABL Borrowers may also be required to pay an unused fee of 0.25-0.50% of the undrawn portion of the ABL Revolving Facility. The loans under the ABL Term Facility will mature on March 25, 2016. The loans under the ABL Revolving Facility will mature on March 25, 2018, subject to acceleration of maturity under certain circumstances.

European ABL Facility

On March 24, 2014, Univar B.V., the other borrowers from time to time party thereto, or collectively, the European ABL Facility Borrowers, the issuer, as guarantor, or the European ABL Facility Guarantor, J.P. Morgan Securities LLC, as sole lead arranger and joint bookrunner, Bank of America, N.A., as joint bookrunner and syndication agent, the several lenders from time to time party thereto and J.P. Morgan Europe Limited, as administrative agent and collateral agent, entered into an ABL Credit Agreement, or the European ABL Facility.

The European ABL Facility includes a revolving credit facility for up to €200 million. It also includes a swingline facility and the ability for protective advances to be drawn down. The European ABL Facility is guaranteed by the issuer and each European ABL Facility Borrower (other than Univar Belgium NV/SA) and secured by a first priority lien on all of the accounts receivable, inventory, bank accounts and other related assets of the European ABL Facility Borrowers, in each case subject to various limitations and exceptions.

The maximum amount available to borrow is determined by the amount of eligible inventory and eligible accounts receivable of the European ABL Borrowers (less any reserves) considered collectively. In addition, each European ABL Facility Borrower may not borrow an amount in excess of such European ABL Facility Borrower’s eligible accounts receivable other than with respect to the Dutch borrowers and the English borrower, in which case the Dutch and English Borrowers may not borrow more than the aggregate of their pooled eligible accounts receivable and eligible inventory. There is an option to increase the maximum amount available by up to €50 million, but such increases are only permitted when no default or event of default has occurred and is continuing and, if such increase is permitted under the agreement that governs the terms of any other material indebtedness (i.e. exceeding €75 million). In practice, this will also depend on whether the inventory and accounts receivable allow this.

The European ABL Facility requires us to maintain a minimum consolidated fixed charge coverage ratio of 1.0:1.0 when the availability under the European ABL Facility is less than the greater of (i) 10% of the aggregate commitments under European ABL Facility and (ii) €15 million. The European ABL Facility also contains limitations on our ability to, among other things, incur indebtedness and liens, make distributions, investments, restrict payments of distributions and dividends, by borrower subsidiaries, sell assets, prepay or amend the terms of certain indebtedness, engage in mergers, consolidations, liquidations and certain transactions with affiliates and change our lines of business. The European ABL Facility contains events of default including for failure to make payments under the European ABL Facility, breaches of covenants (subject to a 30 day grace period after which written notice needs to be served by the administrative agent on the administrative borrower in the case of certain covenants and in certain circumstances), cross-default to other material indebtedness (i.e., in excess of €10 million), material unstayed judgments, certain ERISA, bankruptcy and insolvency events, failure of guarantees and change of control.

The interest rate for revolving loans under the European ABL Facility is based on (i) an IBOR rate plus (ii) an applicable margin of 1.75% to 2.25%, depending on the amount of availability we have under the European ABL Facility. The loans under the European ABL Facility mature on March 24, 2019.

Senior Subordinated Notes

Senior Subordinated Notes due 2017

On October 11, 2007, we issued $600 million aggregate principal amount of 12.0% Senior Subordinated Notes due 2015, or the 2017 Subordinated Notes, pursuant to the indenture, dated as of October 11, 2007, as amended or supplemented through the date hereof, or the 2017 Subordinated Notes Indenture, between Univar Inc. and Wells Fargo Bank, National Association, as trustee. The second supplemental indenture moved the maturity date of the 2017 Subordinated Notes from September 30, 2015 to September 30, 2017.

On March 27, 2013, the interest rate on the 2017 Subordinated Notes was reduced from a 12.0% to a 10.5% per annum fixed rate.

The 2017 Subordinated Notes are unsecured subordinated obligations of the Company. The 2017 Subordinated Notes pay interest at a rate of 10.5% per annum, payable quarterly to holders of record on the record date immediately preceding the interest payment date. The 2017 Subordinated Notes are redeemable, in whole or in part, at the option of the Company at a price of 103% of the aggregate principal amount, if redeemed prior to January 1, 2015, and at a price of 100% of the aggregate principal amount if redeemed thereafter.

Upon certain change of control events, the holders of the 2017 Subordinated Notes have the right to require the Company to repurchase all or any part of its 2017 Subordinated Notes at a price equal to 101% of the aggregate principal amount of the 2017 Subordinated Notes. We do not expect this offering to result in a change of control event triggering a repurchase right for the holders of the 2017 Subordinated Notes.

The 2017 Subordinated Notes Indenture contains, among others, customary covenants with respect to incurrence of indebtedness, restricted payments, dividend and other payment restrictions affecting subsidiaries, asset sales, transactions with affiliates, change of control and merger, consolidation and sale of certain assets. As of December 31, 2013, we believe we are in compliance with these covenants.

The 2017 Subordinated Notes are subordinated in right of payment to obligations under the Senior Term Facility, the Senior ABL Facility and the European ABL Facility.

Senior Subordinated Notes due 2018

On December 20, 2010, we issued $400 million aggregate principal amount of 12.0% Senior Subordinated Notes due 2018, or the 2018 Subordinated Notes, pursuant to the indenture, dated as of December 20, 2010 as amended or supplemented through the date hereof, or the 2018 Subordinated Notes Indenture, between Univar Inc. and Wells Fargo Bank, National Association, as trustee.

On March 27, 2013, the Company made a $350.0 million prepayment on the $400.0 million principal balance of the 2018 Subordinated Notes. The interest rate on the remaining 2018 Subordinated Notes was reduced from a 12.0% to a 10.5% per annum fixed rate.

The 2018 Subordinated Notes are unsecured subordinated obligations of the Company and will mature on June 30, 2018. The 2018 Subordinated Notes pay interest at a rate of 10.5% per annum, payable quarterly to holders of record on the record date immediately preceding the interest payment date. The 2018 Subordinated Notes are redeemable, in whole or in part, at the option of the Company at a price of 103% of the aggregate principal amount, if redeemed prior to December 20, 2014, and at a price of 100% of the aggregate principal amount if redeemed thereafter.

Upon certain change of control events, the holders of the 2018 Subordinated Notes have the right to require the Company to repurchase all or any part of its 2018 Subordinated Notes at a price equal to 101% of the aggregate principal amount of the 2018 Subordinated Notes. We do not expect this offering to result in a change of control event triggering a repurchase right for the holders of the 2018 Subordinated Notes.

The 2018 Subordinated Notes Indenture contains, among others, customary covenants with respect to incurrence of indebtedness, restricted payments, dividend and other payment restrictions affecting subsidiaries, asset sales, transactions with affiliates, change of control and merger, consolidation and sale of certain assets. As of December 31, 2013, we believe we are in compliance with these covenants.

The 2018 Subordinated Notes are subordinated in right of payment to obligations under the Senior Term Facility, the Senior ABL Facility and the European ABL Facility.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset. This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation (or other entity treated as a corporation) that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business in the United States; or

•	a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) in respect of a share of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such share of our common stock, and then as capital gain (which will be treated in the manner described below under “—Sale, Exchange or Other Disposition of Common Stock”). Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally IRS Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a holder that is a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

•	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a holder that is a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source capital losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we presently are not, and we do not presently anticipate that we will become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock on or after July 1, 2014, and (ii) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” (such as a bank, a broker or an investment fund), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States (an “FFI Agreement”) or (ii) is required to (and does) comply with FATCA pursuant to applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”), in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification (i) that it does not have any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity), (ii) that identifies its substantial U.S. owners or (iii) that it is a “direct reporting NFFE”. If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (i) a person (including an individual) that fails to comply with certain information requests or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement, unless such foreign financial institution is required to (and does) comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such payments generally must be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Jefferies LLC
Morgan Stanley & Co. LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	customary closing documents are delivered to the underwriters.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

At our request, the underwriters are reserving up to     % of the shares of common stock for sale at the initial public offering price to our directors, officers and employees through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares of common stock. The underwriting fee is the difference between the initial offering price to the public and the amount the underwriters pay us for the shares of common stock.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public Offering Price
Underwriting discounts and commissions
Paid by Univar Inc.

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $             million (excluding underwriting discounts and commissions), including up to $             in connection with the qualification of the offering with the Financial Industry Regulatory Authority, or FINRA, by counsel to the underwriters.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of             shares at the public offering price less underwriting discounts and commissions. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

No Sales of Similar Securities

We and our directors, executive officers and stockholders holding more than     % of our common stock prior to this offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. In our case, this agreement will not apply in the case of (i) the shares of common stock to be sold in this offering, (ii) any shares of common stock issued by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in this prospectus, (iii) any shares of common stock issued or options to purchase common stock granted pursuant to existing employee benefit plans referred to in this prospectus, (iv) any shares of common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan and referred to in this prospectus, (v) the filing of any registration statement on Form S-8, or (vi) the entry into an agreement providing for the issuance of common stock or any securities convertible into or exercisable for common stock, and the issuance of any such securities pursuant to such an agreement, in connection with (a) the acquisition by us or any of our subsidiaries of the securities, business, property or other assets of another person or entity, including pursuant to an employee benefit plan assumed by us in connection with such acquisition or (b) joint ventures, commercial relationships or other strategic transactions, and the issuance of any such securities pursuant to any such agreement, provided that the aggregate number of shares of common stock issued or issuable pursuant to this clause (vi) does not exceed 10% of the outstanding shares of common stock. See “Shares of Common Stock Eligible for Future Sale” for a discussion of certain transfer restrictions.

In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless waive, in writing, such extension.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated among us and the representatives. In determining the initial public offering price of our common stock, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management, present stage of development and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Such underwriters may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the bookrunners of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Listing

We intend to apply to list our shares of common stock on the NYSE under the symbol “UNVR”.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they may receive customary fees and expenses. For example, affiliates of certain of the underwriters serve as the administrative agent and collateral agent with respect to each of our Senior Term Facility, Senior ABL Facility and European ABL Facility, and affiliates of certain of the underwriters have served other arranger and agent roles and as lenders with respect to these facilities. As of June 30, 2014 approximately $291 million of the Term Loans and $46 million of our Senior ABL Facility were held by affiliates of Goldman, Sachs & Co., and affiliates of Goldman, Sachs & Co. are the sole holders of our $600 million of outstanding 2017 Subordinated Notes and are holders of approximately $30 million of our outstanding 2018 Subordinated Notes.

In addition, in the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter agrees that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each Underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or the FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or the CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public, as this term is defined in Article 3 CISA, in or from Switzerland. The securities may solely be offered to “qualified investors,” (as this term is defined in Article 10 CISA) and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or the CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. This prospectus is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

LEGAL MATTERS

The validity of the common stock offered in this offering will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Various legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon the completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. Upon completion of this offering, you will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through the “Investor Relations” portion of our Internet website (http://www.univar.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

EXPERTS

The consolidated financial statements of Univar Inc. at December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Univar Inc.

UNIVAR INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

		Three months ended March 31,
(in millions, except per share data)	Note	2014	2013
Net sales		$2,516.4	$2,490.5
Cost of goods sold (exclusive of depreciation		2,044.0	2,026.2

Gross profit		472.4	464.3
Operating expenses:
Outbound freight and handling		87.8	82.7
Warehousing, selling and administrative		239.0	254.2
Other operating expenses, net	3	21.7	20.9
Depreciation		30.6	28.9
Amortization		23.7	24.7

Total operating expenses		402.8	411.4

Operating income		69.6	52.9

Other (expense) income:
Interest income		2.4	2.6
Interest expense		(66.3)	(101.5)
Loss on extinguishment of debt		(1.2)	(2.5)
Other expense, net	4	(1.9)	(10.0)

Total other expense		(67.0)	(111.4)

Income (loss) before income taxes		2.6	(58.5)
Income tax expense (benefit)	5	5.4	(5.3)

Net loss		$(2.8)	$(53.2)

Loss per common share:
Basic and diluted	6	$(0.01)	$(0.27)
Weighted average common shares outstanding
Basic and diluted	6	197.7	197.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNIVAR INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited)

		Three months ended March 31,
(in millions)	Note	2014	2013
Net loss		$(2.8)	$(53.2)
Other comprehensive (loss) income, net of tax:
Foreign currency translation	7	(39.5)	(28.9)
Pension and other postretirement benefits adjustment	7	(1.8)	(1.8)
Derivative financial instruments	7	0.1	—

Total other comprehensive loss		(41.2)	(30.7)

Comprehensive loss		$(44.0)	$(83.9)

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNIVAR INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in millions, except share and per share data)	Note	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents		$164.1	$180.4
Trade accounts receivable, net		1,430.2	1,277.0
Inventories		1,019.8	893.5
Prepaid expenses and other current assets		163.1	159.5
Deferred tax assets		39.4	39.5

Total current assets		2,816.6	2,549.9

Property, plant and equipment, net		1,080.9	1,097.1
Goodwill		1,767.8	1,788.4
Intangible assets, net		655.1	682.1
Deferred tax assets		19.7	19.3
Other assets		77.5	80.2

Total assets		$6,417.6	$6,217.0

Liabilities and stockholders’ equity
Current liabilities:
Short-term financing	8	$84.5	$97.5
Trade accounts payable		1,193.5	1,021.2
Current portion of long-term debt	8	80.1	79.7
Accrued compensation		70.9	70.1
Other accrued expenses		326.3	321.9
Deferred tax liabilities		2.3	0.5

Total current liabilities		1,757.6	1,590.9

Long-term debt	8	3,742.6	3,657.1
Pension and other postretirement benefit liabilities		230.8	241.3
Deferred tax liabilities		160.6	162.1
Other long-term liabilities		183.2	184.3
Commitment and contingencies	12	—	—
Stockholders’ equity:
Common stock, $0.000000014 par value; 734,625,648 shares authorized; 199,271,945 and 198,364,280 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively		—	—
Additional paid-in capital		1,449.5	1,444.0
Accumulated deficit		(983.8)	(981.0)
Accumulated other comprehensive loss	7	(122.9)	(81.7)

Total stockholders’ equity		342.8	381.3

Total liabilities and stockholders’ equity		$6,417.6	$6,217.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNIVAR INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

		Three months ended March 31,
(in millions)	Note	2014	2013
Operating activities:
Net loss		$(2.8)	$(53.2)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization		54.3	53.6
Amortization of deferred financing fees and debt discount		4.0	10.6
Loss on extinguishment of debt	8	1.2	2.5
Deferred income taxes		0.7	(10.1)
Stock-based compensation expense	3	3.6	3.4
Other		(3.1)	(2.6)
Changes in operating assets and liabilities:
Trade accounts receivable, net		(157.9)	(192.7)
Inventories		(132.4)	(54.4)
Prepaid expenses and other current assets		(2.1)	18.0
Trade accounts payable		177.9	194.6
Pensions and other postretirement benefit liabilities		(8.7)	(12.5)
Other, net		17.0	34.0

Net cash used by operating activities		(48.3)	(8.8)

Investing activities:
Purchases of property, plant and equipment		(24.9)	(35.7)
Proceeds from sale of property, plant and equipment		1.2	2.7
Other		—	0.1

Net cash used by investing activities		(23.7)	(32.9)

Financing activities:
Proceeds from the issuance of long-term debt	8	102.4	519.0
Payments on long-term debt	8	(19.5)	(503.2)
Short-term financing, net	8	(14.2)	(18.3)
Financing fees paid	8	(4.0)	(12.1)
Other		(1.3)	—

Net cash provided by (used by) financing activities		63.4	(14.6)

Effect of exchange rate changes on cash and cash equivalents		(7.7)	(17.5)

Net decrease in cash and cash equivalents		(16.3)	(73.8)
Cash and cash equivalents at beginning of period		180.4	220.9

Cash and cash equivalents at end of period		$164.1	$147.1

Supplemental disclosure of cash flow information
Non-cash activities:
Additions of property, plant and equipment included in trade accounts payable and other accrued expenses		$2.5	$22.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNIVAR INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Significant accounting policies

Basis of presentation

The unaudited condensed consolidated financial statements of Univar Inc. (“Univar” or “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) as applicable to interim financial reporting. Unless otherwise indicated, all financial data presented in these condensed consolidated financial statements are expressed in United States (“US”) dollars. These condensed consolidated financial statements, in the Company’s opinion, include all adjustments, consisting of normal recurring accruals necessary for a fair presentation of the condensed consolidated balance sheets, statements of operations, comprehensive loss and cash flows. The results of operations for the periods presented are not necessarily indicative of the operating results that may be expected for the full year. These interim unaudited condensed consolidated financial statements should be read in conjunction with the 2013 audited consolidated financial statements and accompanying notes.

Basis of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are consolidated if the Company has a controlling financial interest, which may exist based on ownership of a majority of the voting interest, or based on the Company’s determination that it is the primary beneficiary of a variable interest entity or if otherwise required by US GAAP. The Company did not have any interests in variable interest entities during the periods presented in these condensed consolidated financial statements. All intercompany balances and transactions are eliminated in consolidation.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Reclassifications

Certain reclassifications were made to prior year balances to conform to current year presentation.

Accounting pronouncements issued and adopted

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11 requiring the standard presentation of an unrecognized tax benefit when a carryforward related to net operating losses or other tax credits exist. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 for public companies. For nonpublic entities, the effective dates are for fiscal years, and interim periods within those years, beginning after December 15, 2014, although early adoption is permitted. The Company adopted the standard for its year beginning after December 15, 2013, making this change effective as of the three months ended March 31, 2014. During the three months ended March 31, 2014, the Company completed an analysis of all jurisdictions in which tax attribute carryforwards and unrecognized tax benefits existed, noting that no adjustment was required. In addition, there was no impact to the Company’s December 31, 2013 balance sheet as a result of adopting ASU 2013-11.

Accounting pronouncements issued and not yet adopted

In April 2014, the FASB issued ASU 2014-08 which changes the criteria for reporting discontinued operations. This guidance will be applied prospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014 for public companies. For nonpublic companies, this guidance will be applied prospectively within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company believes the guidance will not have a material impact on its consolidated financial statements and contemplates adoption of the guidance during the first quarter of 2015.

2. Employee Benefit Plans

The following table summarizes the components of net periodic benefit cost (credit) recognized in the condensed consolidated statements of operations:

	Defined Benefit Pension Plans		Other Postretirement Benefits
	Three months ended March 31,		Three months ended March 31,
(in millions)	2014	2013	2014	2013
Service cost	$1.8	$2.3	$—	$—
Interest cost	13.8	12.6	0.1	0.1
Expected return on plan assets	(15.1)	(14.1)	—	—
Prior service credits	—	—	(3.0)	(3.0)

Net periodic benefit cost (credit)	$0.5	$0.8	$(2.9)	$(2.9)

3. Other operating expenses, net

Other operating expenses, net consisted of the following items:

	Three months ended March 31,
(in millions)	2014	2013
Acquisition and integration related expenses	$0.5	$1.5
Contingent consideration fair value adjustments	—	1.4
Stock-based compensation expense	3.6	3.4
Redundancy and restructuring(1)	12.0	12.1
Advisory fees paid to CVC and CD&R(2)	1.4	1.3
Other	4.2	1.2

Total	$21.7	$20.9

(1)	Redundancy and restructuring charges relate to the implementation of regional initiatives aimed at streamlining the Company’s cost structure and improving its operations within the United States and Europe. Accrued liabilities related to redundancy and restructuring were $37.2 million and $35.1 million, respectively at March 31, 2014 and December 31, 2013, respectively.
(2)	Significant stockholders CVC Capital Partners (“CVC”) and Clayton, Dubilier & Rice, LLC (“CD&R”).

4. Other expense, net

Other expense, net consisted of the following losses (gains):

	Three months ended March 31,
(in millions)	2014	2013
Foreign currency transactions	$1.4	$3.3
Undesignated foreign currency derivative instruments.	0.7	1.0
Ineffective portion of cash flow hedges	(0.2)	—
Debt refinancing costs	—	5.7

Total	$1.9	$10.0

5. Income Taxes

The Company’s tax provision for interim periods is determined using an estimate of the annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. Each quarter an estimate of the annual effective tax rate is updated should management revise its forecast of earnings based upon the Company’s operating results. If there is a change in the estimated effective annual tax rate, a cumulative adjustment is made. The quarterly tax provision and forecast estimate of the annual effective tax rate may be subject to volatility due to several factors, including the complexity in forecasting jurisdictional earnings before tax, the rate of realization of forecasting earnings or losses by quarter, acquisitions, divestitures, foreign currency gains and losses, pension gains and losses, etc.

The income tax expense for the three months ended March 31, 2014 was $5.4 million, resulting in an effective tax rate of 207.7%. The Company’s effective tax rate for the three months ended March 31, 2014 was higher than the US federal statutory federal rate of 35.0% primarily due to the exclusion of the tax benefit of foreign losses not expected to be realized partially offset by earnings in lower rate jurisdictions. The income tax benefit for the three months ended March 31, 2013 was $5.3 million, resulting in an effective tax rate of 9.1%. The Company’s effective tax rate for the three months ended March 31, 2013 was lower than the US federal statutory rate of 35.0% primarily due to the mix of earnings in multiple tax jurisdictions and the tax benefit resulting from net negative earnings offset by the exclusion for foreign losses not expected to be realized.

In 2007, the outstanding shares of Univar N.V., the ultimate parent of the Univar group, were acquired by investment funds advised by CVC. To facilitate the acquisition of Univar N.V. by CVC, a Canadian restructuring was completed. In 2010, the Canada Revenue Agency (“CRA”) initially asserted that certain steps in the restructuring resulted in a $44.5 million (Canadian) withholding tax liability plus penalties pursuant to the General Anti-Avoidance Rule. In February 2013, the CRA issued a Notice of Assessment for withholding tax of $29.4 million (Canadian). The Company filed its Notice of Objection to the Assessment in April 2013 and its Notice of Appeal of the Assessment in July 2013. In November 2013, the CRA’s Reply to the Company’s Notice of Appeal was filed with the Tax Court of Canada.

On March 31, 2014, the Company received a proposal letter from the CRA for tax years 2008 and 2009 disallowing interest expense in the amount of $64.8 million (tax effected $ 17.9 million) (Canadian) and $58.0 million (tax effected $16.8 million) (Canadian), respectively, and a departure tax liability of $14.9 million (Canadian). The proposal letter reflects the additional tax liability and interest relating to those tax years should the CRA be successful in its assertion of the General Anti-Avoidance Rule relating to the Canadian restructuring described above. As of March 31, 2014, the total tax liability assessed to date, including interest of $25.1 million (Canadian), is $104.1 million (Canadian). The Company has not recorded any liabilities for these matters in its financial statements, as it believes it is more likely than not that the Company’s position will be sustained.

6. Earnings per share

The following table presents the basic and diluted loss per share computations:

	Three months ended March 31,
(in millions, except per share data)	2014	2013
Basic:
Net loss	$(2.8)	$(53.2)
Weighted average common shares outstanding	197.7	197.0

Basic loss per common share	$(0.01)	$(0.27)

Diluted:
Net loss	$(2.8)	$(53.2)
Weighted average common shares outstanding	197.7	197.0
Effect of dilutive securities:
Stock compensation plans(1)	—	—

Weighted average common shares outstanding—dilutive	197.7	197.0

Diluted loss per common share	$(0.01)	$(0.27)

(1)	Stock options to purchase 10.6 million and 9.9 million shares of common stock and restricted stock of 1.1 million and 1.0 million were outstanding during the three months ended March 31, 2014 and 2013, respectively, but were not included in the calculation of diluted earnings per share as the impact of these options and restricted stock would have been anti-dilutive.

7. Accumulated other comprehensive loss

The following tables present the changes in accumulated other comprehensive loss by component, net of tax:

(in millions)	Cash flow hedges	Defined benefit pension items	Currency translation items	Total
Balance as of December 31, 2013	$(2.8)	$17.6	$(96.5)	$(81.7)
Other comprehensive loss before reclassifications	(0.8)	—	(39.5)	(40.3)
Amounts reclassified from accumulated other comprehensive loss	0.9	(1.8)	—	(0.9)

Net current period other comprehensive (loss) income(1)	0.1	(1.8)	(39.5)	(41.2)

Balance as of March 31, 2014	$(2.7)	15.8	$(136.0)	$(122.9)

Balance as of December 31, 2012	$—	$24.6	$(26.0)	$(1.4)
Other comprehensive loss before reclassifications	—	—	(28.9)	(28.9)
Amounts reclassified from accumulated other comprehensive loss	—	(1.8)	—	(1.8)

Net current period other comprehensive loss(2)	—	(1.8)	(28.9)	(30.7)

Balance as of March 31, 2013	$—	$22.8	$(54.9)	$(32.1)

(1)	The gains on cash flow hedges are net of tax of $0.1 million and currency translation items are net of tax of nil.
(2)	The currency translation items are net of tax of $0.3 million.

The following is a summary of the amounts reclassified from accumulated other comprehensive loss to net loss:

(in millions)	Three months ended March 31, 2014(1)	Three months ended March 31, 2013(1)	Location of impact on statement of operations
Amortization of defined benefit pension items:
Prior service credits	$(3.0)	$(3.0)	Warehousing, selling and administrative
Tax expense	1.2	1.2	Income tax expense (benefit)

Net of tax	(1.8)	(1.8)
Cash flow hedges:
Interest rate swaps	1.4	—	Interest expense
Tax benefit	(0.5)	—	Income tax expense (benefit)

Net of tax	0.9	—

Total reclassifications for the period	$(0.9)	$(1.8)

(1)	Amounts in parentheses indicate credits to net loss to the statements of operations.

Refer to “Note 2: Employee Benefit Plans” for additional information regarding the amortization of defined benefit pension items and “Note 11: Derivatives” for cash flow hedging activity.

Foreign currency gains and losses relating to intercompany borrowings that are considered a part of the Company’s investment in a foreign subsidiary are reflected in accumulated other comprehensive loss. Total foreign currency gains (losses) related to such intercompany borrowings were $1.8 million and ($18.3) million for the three month periods ended March 31, 2014 and 2013, respectively.

8. Debt

Short-term financing

Short-term financing consisted of the following:

(in millions)	March 31, 2014	December 31, 2013
Amounts drawn under credit facilities	$48.3	$46.0
Bank overdrafts	36.2	51.5

Total	$84.5	$97.5

The weighted average interest rate on short-term financing was 5.2% and 6.8% as of March 31, 2014 and December 31, 2013, respectively.

Long-term debt

Long-term debt consisted of the following:

(in millions)	March 31, 2014	December 31, 2013
Senior Term Loan Facilities:
Term B Loan due 2017, variable interest rate of 5.00% at March 31, 2014 and December 31, 2013	$2,704.1	$2,711.1
Euro Tranche Term Loan due 2017, variable interest rate of 5.25% at March 31, 2014 and December 31, 2013	177.2	177.0
Asset Backed Loan (ABL) Facilities:
North American ABL Facility due 2018, variable interest rate of 1.65% and 2.96% at March 31, 2014 and December 31, 2013, respectively	170.0	68.5
North American ABL Term Loan due 2016, variable interest rate of 3.48% and 3.50% at March 31, 2014 and December 31, 2013	87.5	100.0
European ABL Facility due 2019 (“Euro ABL due 2019”), variable interest rate of 2.22% at March 31, 2014	63.0	—
European ABL Facility due 2016 (“Euro ABL due 2016”), variable interest rate of 2.67% at December 31, 2013	—	61.6
Senior Subordinated Notes:
Senior Subordinated Notes due 2017, fixed interest rate of 10.50% at March 31, 2014 and December 31, 2013	600.0	600.0
Senior Subordinated Notes due 2018, fixed interest rate of 10.50% at March 31, 2014 and December 31, 2013	50.0	50.0

Total long-term debt before discount	3,851.8	3,768.2
Less: discount on debt	(29.1)	(31.4)

Total long-term debt	3,822.7	3,736.8
Less: current maturities	(80.1)	(79.7)

Total long-term debt, excluding current maturities	$3,742.6	$3,657.1

On March 24, 2014, certain of the Company’s European subsidiaries (the “Borrowers”) entered into a five year €200 million Euro ABL Credit facility ($275.4 million). The Euro ABL is a revolving credit facility pursuant to which the Borrowers may request loan advances and make loan repayments until the maturity date of March 22, 2019. Loan advances may be made in multiple currencies. Each loan advance under this facility has a variable interest rate based on the current benchmark rate (IBOR) for that currency and a current credit spread of 2.00%. This credit spread is determined by a pricing grid that is based on average availability of the facility. The Euro ABL due 2019 is secured by the accounts receivable and inventory of the Borrowers and certain additional collateral. Simultaneously with the execution of the Euro ABL due 2019, certain of the Company’s European subsidiaries terminated a €68 million secured asset-based lending credit facility maturing December 31, 2016. As a result of this termination, the Company recognized a loss on extinguishment of $1.2 million in the condensed consolidated statement of operations.

On February 22, 2013, the Company amended terms of the Term B Loan to borrow an additional $250.0 million on the existing Term B Loan, which is payable in installments of $7.0 million per quarter, with the remaining principal balance due on June 30, 2017. In addition, the Company issued a new Euro-denominated tranche in the amount of €130.0 million ($173.6 million). The Euro Tranche Term Loan has a variable interest rate based on the current benchmark rate (LIBOR) and a credit spread of 3.75%, with a LIBOR floor of 1.50% and is payable in installments of €0.3 million per quarter, with the remaining principal balance due on June 30, 2017. As a result of this refinancing, the Company recognized expenses of $6.2 million for third party and arranger fees in other expenses, net in the condensed consolidated statement of operations during fiscal year 2013.

On March 25, 2013, the Company modified its North American ABL Facility to increase the committed amount from $1.1 billion to $1.3 billion and extend the maturity date of the revolving credit lines from November 30, 2015 to March 23, 2018. The North American ABL Facility has a variable interest rate calculated as a function of the current benchmark rate (LIBOR) and a credit spread of 1.50%. This credit spread is determined by a pricing grid that is based on average combined availability of the facility. As a result of this refinancing, the Company recognized a loss on extinguishment of debt of $2.5 million. In addition, on March 25, 2013, the Company entered into a $100.0 million North American ABL Term Loan which matures on March 25, 2016. The North American ABL Term Loan has a variable interest rate calculated as a function of the current benchmark rate (LIBOR) and a credit spread of 3.25%.

On March 27, 2013, the Company made a $350.0 million prepayment on the $400.0 million principal balance of the Senior Subordinated Notes due 2018. As a result of this prepayment, the Company wrote off a total of $6.1 million of unamortized deferred financing fees and discount, and paid a $21.0 million prepayment premium, both of which are included in interest expense. The interest rate on the remaining $650.0 million Senior Subordinated Notes was reduced from a 12.00% to a 10.50% per annum fixed rate.

On July 30, 2013, the Company entered into interest rate swap contracts with $2.0 billion in notional value under which the Company will pay a fixed interest rate and receive a variable interest rate related to the Term B Loan. Refer to “Note 11: Derivatives” for more information regarding the interest rate swap.

9. Supplemental balance sheet information

Property, plant and equipment, net

(in millions)	March 31, 2014	December 31, 2013
Property, plant and equipment, at cost	$1,671.5	$1,658.4
Accumulated depreciation	590.6	561.3

Property, plant and equipment, net	$1,080.9	$1,097.1

Intangible assets, net

The gross carrying amounts and accumulated amortization of the Company’s intangible assets were as follows:

	March 31, 2014			December 31, 2013
(in millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets (subject to amortization):
Customer relationships	$946.3	$333.7	$612.6	$959.8	$323.0	$636.8
Trade names	110.4	76.2	34.2	107.8	70.5	37.3
Other	55.3	47.0	8.3	50.8	42.8	8.0

Total intangible assets	$1,112.0	$456.9	$655.1	$1,118.4	$436.3	$682.1

Other intangible assets consist of supplier relationships, non-compete agreements and exclusive distribution rights.

Other accrued expenses

Other accrued expenses that were greater than five percent of total current liabilities consisted of customer prepayments and deposits, which were $91.0 million and $85.5 million as of March 31, 2014 and December 31, 2013, respectively.

10. Fair value measurements

Items measured at fair value on a recurring basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

	Level 1		Level 2		Level 3
(in millions)	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Current assets:
Forward currency contracts	$—	$—	$0.4	$0.3	$—	$—
Noncurrent assets:
Interest rate swap contracts	—	—	3.3	2.9	—	—
Current liabilities:
Forward currency contracts	—	—	1.1	0.7	—	—
Interest rate swap contracts	—	—	7.5	7.5	—	—
Noncurrent liabilities:
Contingent consideration	—	—	—	—	1.0	1.0

Derivative financial instruments are recorded in the condensed consolidated balance sheets as either an asset or liability at fair value. For derivative contracts with the same counterparty where the Company has a master netting arrangement with the counterparty, the fair value of the asset/liability is presented on a net basis within the condensed consolidated balance sheets. The amounts related to forward currency contracts are presented in the above table on a gross basis. The net amounts included in prepaid and other current assets were nil and $0.1 million and included in other accrued expenses were $0.7 million and $0.5 million as of March 31, 2014 and December 31, 2013, respectively.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by estimating the net present value of amounts to be paid under the agreement offset by the net present value of the expected cash inflows based on market rates and associated yield curves. The fair value of the contingent consideration is based on a real options approach, which took into account management’s best estimate of the acquiree’s performance, as well as achievement risk.

The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consists of contingent consideration related to prior acquisitions.

(in millions)	Contingent consideration
Fair value as of December 31, 2013	$1.0
Fair value adjustments	—

Fair value as of March 31, 2014	$1.0

The weighted average probability of achievement (unobservable input) related to the Magnablend contingent consideration was estimated to be 4.2% at March 31, 2014. As of March 31, 2014, an increase of 10% in the probability of achievement would increase the liability by approximately $2.5 million.

Financial instruments not carried at fair value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets were as follows:

	March 31, 2014		December 31, 2013
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Long-term debt including current portion (Level 2)	$3,822.7	$3,850.2	$3,736.8	$3,767.0

The fair values of the long-term debt, including the current portions, were based on current market quotes for similar borrowings and credit risk adjusted for liquidity, margins, and amortization, as necessary.

Fair value of other financial instruments

The carrying value of cash and cash equivalents, trade accounts receivable, trade accounts payable, and short-term financing included in the condensed consolidated balance sheets approximate fair value due to their short-term nature.

11. Derivatives

Interest rate swaps

At March 31, 2014 and December 31, 2013, the Company had interest rate swap contracts in place with a total notional amount of $2.0 billion, whereby a fixed rate of interest (weighted average of 1.64%) is paid and a variable rate of interest (greater of 1.25% or three-month LIBOR) is received on the notional amount.

The objective of the hedging instruments is to offset the variability of cash flows in three-month LIBOR indexed debt interest payments, subject to a 1.50% floor, attributable to changes in the aforementioned benchmark interest rate from September 16, 2013 to June 15, 2017 related to the Term B Loan. Changes in the cash flows of each interest rate swap are expected to be highly effective in offsetting the changes in interest payments on a principal balance equal to the notional amount of the derivative, attributable to the hedged risk.

The Company applies hedge accounting related to the interest rate swap contracts and has designated the derivative instrument as a cash flow hedge.

As of March 31, 2014, $6.6 million of deferred, net losses on derivative instruments included in accumulated other comprehensive loss are expected to be recognized in earnings during the next 12 months, coinciding with when the hedged items are expected to impact earnings.

The interest rate floor related to the Term B Loan (1.50%) is not identical to the interest rate floor of the interest rate swap contracts (1.25%), which results in hedge ineffectiveness. During the three months ended March 31, 2014, a $0.2 million gain related to hedge ineffectiveness was recognized within other expense, net within the condensed consolidated statement of operations. Refer to “Note 4: Other expense, net” for more information.

The effective portion of the gains and losses related to the interest rate swap contracts are initially recorded in accumulated other comprehensive loss and then reclassified into earnings consistent with the underlying hedged item (interest payments). The fair value of interest rate swaps is recorded either in prepaids and other current assets, other assets, other accrued expenses or other long-term liabilities in the condensed consolidated balance sheets. As of March 31, 2014 and December 31, 2013, the current liability of $7.5 million was included in other accrued expenses for both periods and the noncurrent asset of $3.3 million and $2.9 million was included in other assets, respectively.

Foreign currency derivatives

The Company uses forward currency contracts to hedge earnings from the effects of foreign exchange relating to certain of the Company’s intercompany and third party receivables and payables denominated in a foreign currency. These derivative instruments are not formally designated as hedges by the Company and the terms of these instruments range from one to three months. Forward currency contracts are recorded at fair value in either prepaid expenses and other current assets or other accrued expenses in the condensed consolidated balance sheets, reflecting their short-term nature. The fair value adjustments and gains and losses are included in other expense, net within the condensed consolidated statements of operations. Refer to “Note 4: Other expense, net” for more information. The total notional amount of undesignated forward currency contracts were $159.5 million and $127.7 million as of March 31, 2014 and December 31, 2013, respectively.

Cash flows associated with derivative financial instruments are recognized in the operating section of the condensed consolidated statements of cash flows.

12. Commitments and Contingencies

Litigation

In the ordinary course of business the Company is subject to pending or threatened claims, lawsuits, regulatory matters and administrative proceedings from time to time. Where appropriate the Company has recorded provisions in the condensed consolidated financial statements for these matters. The liabilities for injuries to persons or property are in some instances covered by liability insurance, subject to various deductibles and self-insured retentions.

The Company is not aware of any claims, lawsuits, regulatory matters or administrative proceedings, pending or threatened, that are likely to have a material effect on its overall financial position, results of operations, or cash flows. However, the Company cannot predict the outcome of any claims or litigation or the potential for future claims or litigation.

The Company is subject to liabilities from claims alleging personal injury from exposure to asbestos. The claims result primarily from an indemnification obligation related to Univar USA Inc.’s 1986 purchase of McKesson Chemical Company from McKesson Corporation (“McKesson”). Univar USA’s obligation to indemnify McKesson for settlements and judgments arising from asbestos claims is the amount which is in excess of applicable insurance coverage, if any, which may be available under McKesson’s historical insurance coverage. Univar USA is also a defendant in a small number of asbestos claims. As of March 31, 2014, there were fewer than 135 asbestos-related claims for which the Company has liability for defense and indemnity pursuant to the indemnification obligation. Historically, the vast majority of the claims against both McKesson and Univar USA have been dismissed without payment. While the Company is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of any of these matters will have a material effect on its overall financial position, results of operations, or cash flows. However, the Company cannot predict the outcome of any present or future claims or litigation and adverse developments could negatively impact earnings or cash flows in a particular future period.

Environmental

The Company is subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively “environmental remediation work”) at approximately 126 locations, some that are now or were previously Company-owned/occupied and some that were never Company-owned/occupied (“non-owned sites”).

The Company’s environmental remediation work at some sites is being conducted pursuant to governmental proceedings or investigations, while the Company, with appropriate state or federal agency oversight and approval, is conducting the environmental remediation work at other sites voluntarily. The Company is currently undergoing remediation efforts or is in the process of active review of the need for potential remediation efforts at approximately 106 current or formerly Company-owned/occupied sites. In addition, the Company may be liable for a share of the clean-up of approximately 20 non-owned sites. These non-owned sites are typically (a) locations of independent waste disposal or recycling operations with alleged or confirmed contaminated soil and/or groundwater to which the Company may have shipped waste products or drums for re-conditioning, or (b) contaminated non-owned sites near historical sites owned or operated by the Company or its predecessors from which contamination is alleged to have arisen.

In determining the appropriate level of environmental reserves, the Company considers several factors such as information obtained from investigatory studies; changes in the scope of remediation; the interpretation, application and enforcement of laws and regulations; changes in the costs of remediation programs; the development of alternative cleanup technologies and methods; and the relative level of the Company’s involvement at various sites for which the Company is allegedly associated. The level of annual expenditures for remedial, monitoring and investigatory activities will change in the future as major components of planned remediation activities are completed and the scope, timing and costs of existing activities are changed. Project lives, and therefore cash flows, range from 2 to 30 years, depending on the specific site and type of remediation project.

Although the Company believes that its reserves are adequate for environmental contingencies, it is possible, due to the uncertainties noted above, that additional reserves could be required in the future that could have a material effect on the overall financial position, results of operations, or cash flows in a particular period. This additional loss or range of losses cannot be recorded at this time, as it is not reasonably estimable.

Changes in total environmental liabilities are as follows:

	Three Months Ended March 31,
(in millions)	2014	2013
Environmental liabilities at beginning of period	$137.0	$146.6
Revised obligation estimates	1.5	0.7
Environmental payments	(4.4)	(4.7)
Foreign exchange differences and other	—	(0.3)

Environmental liabilities at end of period	$134.1	$142.3

Environmental liabilities of $30.1 million and $30.4 million were classified as current in other accrued expenses in the condensed consolidated balance sheets as of March 31, 2014 and December 31, 2013, respectively. The long-term portion of environmental liabilities is recorded in other long-term liabilities in the condensed consolidated balance sheets.

Customs and International Trade Laws

In April 2012, the US Department of Justice (“DOJ”) issued a civil investigative demand to the Company in connection with an investigation into the Company’s compliance with applicable customs and international trade laws and regulations relating to the importation of saccharin since December 27, 2002. At around the same time, the Company became aware of an investigation being conducted by US Customs and Border Patrol (“CBP”) into the Company’s importation of saccharin. On February 26, 2014, a Qui Tam relator who had sued the Company and two other defendants under seal dismissed its lawsuit. The US government, through the DOJ, declined to intervene in that lawsuit in November 2013 and, as a result, the DOJ’s inquiry related to the Qui Tam lawsuit is now finished. CBP continues its investigation on the Company’s importation of saccharin. The Company has not recorded a liability related to this investigation as any potential loss is neither probable nor estimable.

13. Segments

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Management evaluates performance on the basis of Adjusted EBITDA. Adjusted EBITDA is defined as consolidated net loss, plus the sum of: interest expense, net of interest income; income tax expense (benefit); depreciation; amortization; other operating expenses, net; impairment charges; loss on extinguishment of debt; and other expense, net.

Transfer prices between operating segments are set on an arms-length basis in a similar manner to transactions with third parties. Corporate operating expenses that directly benefit segments have been allocated to the operating segments. Allocable operating expenses are identified through a review process by management. These costs are allocated to the operating segments on a basis that reasonable approximates the use of services. This is typically measured on a weighted distribution of margin, asset, headcount or time spent.

Other/Eliminations represents the elimination of inter-segment transactions as well as unallocated corporate costs consisting of costs specifically related to parent company operations that do not directly benefit segments, either individually or collectively.

Financial information for the Company’s segments is as follows:

(in millions)	USA	Canada	EMEA	Rest of World	Other/ Eliminations	Consolidated
Three Months March 31, 2014
Net sales:
External customers	$1,466.5	$319.5	$597.8	$132.6	$—	$2,516.4
Inter-segment	27.4	3.0	1.0	—	(31.4)	—

Total net sales	1,493.9	322.5	598.8	132.6	(31.4)	2,516.4
Cost of goods sold (exclusive of depreciation)	1,214.0	263.5	484.1	113.8	(31.4)	2,044.0

Gross profit	279.9	59.0	114.7	18.8	—	472.4
Outbound freight and handling	54.9	12.1	19.2	1.6	—	87.8
Warehousing, selling and administrative	128.1	24.6	72.1	13.5	0.7	239.0

Adjusted EBITDA	$96.9	$22.3	$23.4	$3.7	$(0.7)	$145.6

Other operating expenses, net						21.7
Depreciation						30.6
Amortization						23.7
Loss on extinguishment of debt						1.2
Interest expense, net						63.9
Other expense, net						1.9
Income tax expense						5.4

Net loss						$(2.8)

Total assets	$4,232.9	$1,805.4	$1,470.5	$273.1	$(1,364.3)	$6,417.6

(in millions)	USA	Canada	EMEA	Rest of World	Other/ Eliminations	Consolidated
Three Months March 31, 2013
Net sales:
External customers	$1,483.2	$326.8	$601.1	$79.4	$—	$2,490.5
Inter-segment	28.3	1.8	1.0	—	(31.1)	—

Total net sales	1,511.5	328.6	602.1	79.4	(31.1)	2,490.5
Cost of goods sold (exclusive of depreciation)	1,231.4	267.6	491.2	67.1	(31.1)	2,026.2

Gross profit	280.1	61.0	110.9	12.3	—	464.3
Outbound freight and handling	51.0	10.1	20.0	1.6	—	82.7
Warehousing, selling and administrative	135.6	25.6	80.6	9.8	2.6	254.2

Adjusted EBITDA	$93.5	$25.3	$10.3	$0.9	$(2.6)	$127.4

Other operating expenses, net						20.9
Depreciation						28.9
Amortization						24.7
Loss on extinguishment of debt						2.5
Interest expense, net						98.9
Other expense, net						10.0
Income tax benefit						(5.3)

Net loss						$(53.2)

Total assets	$4,097.2	$1,898.8	$1,422.5	$218.4	$(1,069.4)	$6,567.5

14. Subsequent events

The Company has evaluated subsequent events through May 9, 2014, the date that these financial statements were available to be issued. Management has concluded that no events require recognition or disclosure in these condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Univar Inc.

We have audited the accompanying consolidated balance sheets of Univar Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Univar Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

February 28, 2014

UNIVAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions, except per share data)	2013	2012
Assets
Current assets:
Cash and cash equivalents	$180.4	$220.9
Trade accounts receivable, net	1,277.0	1,243.2
Inventories	893.5	928.8
Prepaid expenses and other current assets	159.5	211.2
Deferred tax assets	39.5	20.5

Total current assets	2,549.9	2,624.6

Property, plant and equipment, net	1,097.1	1,152.8
Goodwill	1,788.4	1,883.0
Intangible assets, net	682.1	762.2
Deferred tax assets	19.3	20.4
Other assets	80.2	87.5

Total assets	$6,217.0	$6,530.5

Liabilities and stockholders’ equity
Current liabilities:
Short-term financing	$97.5	$121.7
Trade accounts payable	1,021.2	892.1
Current portion of long-term debt	79.7	25.8
Accrued compensation	70.1	69.8
Other accrued expenses	321.9	367.5
Deferred tax liabilities	0.5	1.8

Total current liabilities	1,590.9	1,478.7

Long-term debt	3,657.1	3,750.2
Pension and other postretirement benefit liabilities	241.3	377.8
Deferred tax liabilities	162.1	188.6
Other long-term liabilities	184.3	208.8
Commitment and contingencies
Stockholders’ equity:
Common stock, $0.000000014 par value; 734,625,648 shares authorized; 198,364,280 shares issued and outstanding at December 31, 2013 and 198,015,899 shares issued and outstanding at December 31, 2012	—	—
Additional paid-in capital	1,444.0	1,426.5
Accumulated deficit	(981.0)	(898.7)
Accumulated other comprehensive loss	(81.7)	(1.4)

Total stockholders’ equity	381.3	526.4

Total liabilities and stockholders’ equity	$6,217.0	$6,530.5

The accompanying notes are an integral part of these consolidated financial statements.

UNIVAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in millions, except per share data)	2013	2012	2011
Net sales	$10,324.6	$9,747.1	$9,718.5
Cost of goods sold (exclusive of depreciation)	8,448.7	7,924.6	7,883.0

Gross profit	1,875.9	1,822.5	1,835.5
Operating expenses:
Outbound freight and handling	326.0	308.2	294.1
Warehousing, selling and administrative	951.7	907.1	895.4
Other operating expenses, net	12.0	177.7	140.3
Depreciation	128.1	111.7	108.4
Amortization	100.0	93.3	90.0
Impairment charges	135.6	75.8	173.9

Total operating expenses	1,653.4	1,673.8	1,702.1

Operating income	222.5	148.7	133.4

Other (expense) income:
Interest income	11.0	9.0	7.1
Interest expense	(305.5)	(277.1)	(280.7)
Loss on extinguishment of debt	(2.5)	(0.5)	(16.1)
Other expense, net	(17.6)	(1.9)	(4.0)

Total other expense	(314.6)	(270.5)	(293.7)

Loss before income taxes	(92.1)	(121.8)	(160.3)
Income tax (benefit) expense	(9.8)	75.6	15.9

Net loss	$(82.3)	$(197.4)	$(176.2)

Loss per common share:
Basic and diluted	$(0.42)	$(1.01)	$(0.91)
Weighted average common shares outstanding—basic and diluted	197.1	195.2	194.5

The accompanying notes are an integral part of these consolidated financial statements.

UNIVAR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
(in millions)	2013	2012	2011
Net loss	$(82.3)	$(197.4)	$(176.2)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(70.5)	27.6	(56.0)
Pension and other postretirement benefits adjustment	(7.0)	(7.6)	(6.9)
Derivative financial instruments	(2.8)	4.1	4.5

Total other comprehensive (loss) income	(80.3)	24.1	(58.4)

Comprehensive loss	$(162.6)	$(173.3)	$(234.6)

The accompanying notes are an integral part of these consolidated financial statements.

UNIVAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in millions, except per share data)	Common stock (shares)	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2011	194,510,000	$—	$1,368.1	$(525.1)	$32.9	$875.9
Net loss	—	—	—	(176.2)	—	(176.2)
Foreign currency translation adjustment, net of tax ($2.3)	—	—	—	—	(56.0)	(56.0)
Pension and other postretirement benefits adjustment, net of tax $4.9	—	—	—	—	(6.9)	(6.9)
Derivative financial instruments, net of tax ($2.6)	—	—	—	—	4.5	4.5
Stock-based compensation	400,000	—	19.0	—	—	19.0

Balance, December 31, 2011	194,910,000	$—	$1,387.1	$(701.3)	$(25.5)	$660.3

Net loss	—	—	—	(197.4)	—	(197.4)
Foreign currency translation adjustment, net of tax ($4.7)	—	—	—	—	27.6	27.6
Pension and other postretirement benefits adjustment, net of tax $4.4	—	—	—	—	(7.6)	(7.6)
Derivative financial instruments, net of tax ($0.7)	—	—	—	—	4.1	4.1
Capital contributions	2,406,680	—	26.1	—	—	26.1
Retirement of shares	(2,116,519)	—	(22.4)	—	—	(22.4)
Stock option exercises	1,815,738	—	18.2	—	—	18.2
Stock-based compensation	1,000,000	—	17.5	—	—	17.5

Balance, December 31, 2012	198,015,899	$—	$1,426.5	$(898.7)	$(1.4)	$526.4

Net loss	—	—	—	(82.3)	—	(82.3)
Foreign currency translation adjustment, net of tax $11.4	—	—	—	—	(70.5)	(70.5)
Pension and other postretirement benefits adjustment, net of tax $4.6	—	—	—	—	(7.0)	(7.0)
Derivative financial instruments, net of tax $1.6	—	—	—	—	(2.8)	(2.8)
Capital contributions	447,600	—	3.3	—	—	3.3
Retirement of shares	(185,409)	—	(1.8)	—	—	(1.8)
Stock option exercises	86,190	—	0.9	—	—	0.9
Stock-based compensation	—	—	15.1	—	—	15.1

Balance, December 31, 2013	198,364,280	$—	$1,444.0	$(981.0)	$(81.7)	$381.3

The accompanying notes are an integral part of these consolidated financial statements.

UNIVAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2013	2012	2011
Operating activities:
Net loss	$(82.3)	$(197.4)	$(176.2)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	228.1	205.0	198.4
Impairment charges	135.6	75.8	173.9
Amortization of deferred financing fees and debt discount	22.7	16.1	15.4
Loss on extinguishment of debt	2.5	0.5	16.1
Amortization of pension credit from accumulated other comprehensive loss	(11.6)	(12.0)	(11.8)
Pension mark to market (gain) loss	(73.5)	83.6	49.1
Loss on sale of property, plant and equipment	0.5	1.1	0.9
Contingent consideration fair value adjustment	(24.7)	—	—
Deferred income taxes	(34.4)	60.4	(5.3)
Stock-based compensation expense	15.1	17.5	19.0
Changes in operating assets and liabilities:
Trade accounts receivable, net	9.3	(13.9)	(48.2)
Inventories	41.6	(97.5)	(17.2)
Prepaid expenses and other current assets	15.1	(5.9)	12.9
Trade accounts payable	111.7	(47.4)	78.7
Pensions and other postretirement benefit liabilities	(60.3)	(52.2)	(29.8)
Other, net	(6.1)	(18.2)	(13.5)

Net cash provided by operating activities	289.3	15.5	262.4

Investing activities:
Purchases of property, plant and equipment	(141.3)	(170.1)	(102.9)
Proceeds from sale of property, plant and equipment	11.6	4.2	5.7
Purchases of businesses, net of cash acquired	(86.0)	(491.2)	(153.6)

Net cash used by investing activities	(215.7)	(657.1)	(250.8)

Financing activities:
Proceeds from the issuance of long-term debt	519.0	745.7	129.2
Payments on long-term debt	(579.4)	(21.6)	(198.5)
Short-term financing, net	(40.0)	15.8	37.8
Financing fees paid	(12.5)	(8.0)	(8.1)
Capital contributions	3.3	26.1	—
Shares repurchased	(1.8)	(22.4)	—
Stock option exercises	0.9	18.2	—
Loans to related parties, net	—	—	(952.1)
Proceeds held in escrow	—	—	956.6

Net cash (used by) provided by financing activities	(110.5)	753.8	(35.1)

Effect of exchange rate changes on cash and cash equivalents	(3.6)	12.4	(8.1)

Net (decrease) increase in cash and cash equivalents	(40.5)	124.6	(31.6)

Cash and cash equivalents at beginning of period	220.9	96.3	127.9

Cash and cash equivalent at end of period	$180.4	$220.9	$96.3

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$24.1	$69.5	$48.1
Interest, net of capitalized interest	274.0	235.3	249.3
Non-cash activities:
Additions of property, plant and equipment included in trade accounts payable and other accrued expenses	7.2	16.8	24.4

The accompanying notes are an integral part of these consolidated financial statements.

1 Nature of operations

Headquartered in Redmond, Washington, Univar Inc. (“the Company” or “Univar”) is a leading global distributor of commodity and specialty chemicals. The Company is the largest independent chemical distributor in the United States (“US”) and Canada and the second largest in Europe, with additional distribution sites in Asia-Pacific and Latin America and sales offices located in the Middle East and Africa. The Company’s operations are structured into four operating segments that represent the geographic areas under which the Company manages its business:

•	Univar USA (“USA”)

•	Univar Canada (“Canada”)

•	Univar Europe, the Middle East and Africa (“EMEA”)

•	Rest of World (“ROW”)

ROW includes certain developing businesses in Latin America (including Brazil and Mexico) and the Asia-Pacific region.

The Company was incorporated on October 12, 2007 as part of a plan to facilitate the acquisition of Univar N.V., a public company listed on the Euronext exchange in Amsterdam, by investment funds advised by CVC Capital Partners (“CVC”) and investment funds associated with Goldman Sachs and Parcom. As a result of the 2007 transactions, the Company’s sole stockholder was Univar N.V. On November 30, 2010, funds managed by Clayton, Dubilier & Rice, LLC (“CD&R”) acquired a 42.5% ownership interest in the Company through a combination of the purchase of shares issued by the Company and the acquisition of a portion of the shares owned by Univar N.V. (the “CD&R transaction”).

2 Significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Unless otherwise indicated, all financial data presented in these consolidated financial statements are expressed in US dollars.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are consolidated if the Company has a controlling financial interest, which may exist based on ownership of a majority of the voting interest, or based on the Company’s determination that it is the primary beneficiary of a variable interest entity. The Company did not have any interests in variable interest entities during the years presented in these consolidated financial statements. All intercompany balances and transactions are eliminated in consolidation.

Prior period reclassifications

The Company reclassified activity in 2012 and 2011 from warehousing, selling and administrative, other operating expenses, net and interest expense to other expense, net to conform to the presentation in the 2013 consolidated statement of operations. This activity includes foreign currency transaction gains and losses, with the exception of certain gains and losses related to intercompany borrowings, the ineffective portion of cash flow hedges, gains and losses related to undesignated derivative instruments and debt refinancing costs. Refer to “Note 5: Other expense, net” for additional information.

The impact of prior period reclassifications only impacted the consolidated statements of operations and is summarized below.

	Year ended December 31, 2012			Year ended December 31, 2011
(in millions)	Previously reported	Effect of change	As revised	Previously reported	Effect of change	As revised
Warehousing, selling and administrative	$1,217.2	$(1.9)	$1,215.3	$1,184.8	$4.7	$1,189.5
Other operating expenses, net	184.9	(7.2)	177.7	142.2	(1.9)	140.3
Interest expense	(269.9)	(7.2)	(277.1)	(287.5)	6.8	(280.7)
Other expense, net	—	(1.9)	(1.9)	—	(4.0)	(4.0)

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Cash and cash equivalents

Cash and cash equivalents include all highly-liquid investments with an original maturity at the time of purchase of three months or less that are readily convertible into known amounts of cash. Cash at banks earn interest at floating rates based on daily bank deposit rates.

Trade accounts receivable, net

Trade accounts receivable are stated at the invoiced amount, net of an allowance for doubtful accounts of $17.3 million and $16.3 million at December 31, 2013 and 2012, respectively. The allowance for doubtful accounts is estimated based on prior experience, as well as an individual assessment of collectability based on factors that include current ability to pay, bankruptcy and payment history.

Inventories

Inventories consist primarily of products purchased for resale and are stated at the lower of cost or net realizable value. Inventory cost is determined by the weighted average cost method. Inventory cost includes purchase price from suppliers net of any rebates received, inbound freight and handling, and direct labor and other costs incurred to blend and repackage product. The Company recognized $7.3 million and $14.6 million of lower of cost or market adjustments to certain of its inventories in 2013 and 2012, respectively. The expense related to these adjustments is included in cost of goods sold (exclusive of depreciation) in the consolidated statements of operations.

Supplier incentives

The Company has arrangements with certain suppliers that provide cash discounts when certain measures are achieved, generally related to purchasing volume. Volume rebates are generally earned and realized when the related products are purchased during the year. The reduction in cost of goods sold (exclusive of depreciation) is recorded when the related products, on which the rebate was earned, are sold. Discretionary rebates are recorded when received. The unpaid portion of rebates from suppliers is recorded in prepaid expenses and other current assets in the consolidated balance sheets.

Property, plant and equipment, net

Property, plant and equipment are carried at historical cost, net of accumulated depreciation. Expenditures for improvements that increase asset values and/or extend useful lives are capitalized. Repair and maintenance costs are expensed as incurred. Depreciation is recorded on a straight-line basis over the estimated useful lives of each asset from the time the asset is ready for its intended purpose, with consideration of any expected residual value.

The estimated useful lives of plant, property and equipment are as follows:

Buildings	10-50 years
Main components of tank farms	5-40 years
Containers	2-15 years
Machinery and equipment	5-20 years
Furniture, fixtures and others	5-20 years
Information technology	3-10 years

The Company evaluates the carrying value of property, plant and equipment for impairment if an event occurs or circumstances change that would indicate the carrying value may not be recoverable. If an asset is tested for possible impairment, the Company compares the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the asset is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying amount exceeds its estimated fair value.

Leasehold improvements are capitalized and amortized over the lesser of the term of the applicable lease, including renewable periods if reasonably assured, or the useful life of the improvement. The Company capitalizes interest costs on significant capital projects, as an increase to property, plant and equipment.

Refer to “Note 10: Property, plant and equipment, net” for further information.

Goodwill and intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in business combinations. Goodwill is tested for impairment annually on October 1, or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Intangible assets consist of customer relationships, intellectual property trademarks, tradenames, supplier relationships, non-compete agreements and exclusive distribution rights. Intangible assets have finite lives and are amortized over their respective useful lives of 2 to 20 years. Amortization of intangible assets is based on the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up which is based on the undiscounted cash flows, or when not reliably determined, on a straight-line basis. Intangible assets are tested for impairment if an event occurs or circumstances change that indicates the carrying value may not be recoverable.

Refer to “Note 11: Goodwill and intangible assets” for further information.

Short-term financing

Short-term financing includes bank overdrafts and short-term lines of credit. Refer to “Note 13: Debt” for further information.

Long-term debt

Long-term debt consists of loans with original maturities greater than one year. Fees paid in connection with the execution of financing agreements are included in other assets and are amortized using the effective interest method over the term of the related debt. Refer to “Note 13: Debt” for further information.

Income taxes

The Company is subject to income taxes in the US and numerous foreign jurisdictions. Significant judgment in the forecasting of taxable income using historical and projected future operating results is required in determining the Company’s provision for income taxes and the related assets and liabilities. The provision for income taxes includes income taxes paid, currently payable or receivable and those deferred.

In the event that the actual outcome of future tax consequences differs from the Company’s estimates and assumptions due to changes or future events such as tax legislation, geographic mix of the earnings, completion of tax audits or earnings repatriation plans, the resulting change to the provision for income taxes could have a material effect on the consolidated statement of operations and consolidated balance sheet.

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Deferred tax assets are also recognized for the estimated future effects of tax loss carryforwards. The effect on deferred taxes of changes in tax rates is recognized in the period in which the revised tax rate is enacted. Valuation allowances are established when necessary on a jurisdictional basis to reduce deferred tax assets to the amounts expected more likely than not to be realized.

The Company recognizes interest and penalties related to unrecognized tax benefits within interest expense and warehousing, selling and administrative, respectively, in the accompanying consolidated statements of operations. Accrued interest and penalties are included within either other accrued expenses or other long-term liabilities in the consolidated balance sheets.

Refer to “Note 6: Income taxes” for further information.

Pension and other postretirement benefit plans

The Company sponsors several defined benefit and defined contribution plans. The Company’s contributions to defined contribution plans are charged to income during the period of the employee’s service.

The benefit obligation and cost of defined benefit pension plans and other postretirement benefits are calculated based upon actuarial valuations, which involves making assumptions about discount rates, expected rates of return on assets, future salary increases, future health care costs, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

The projected benefit obligation is calculated separately for each plan based on the estimated future benefit employees have earned in return for their service. Those benefits are discounted to determine the present value of the benefit obligations using the projected unit-credit method. A liability is recognized on the balance sheet for each plan with a projected benefit obligation in excess of plan assets at fair value. An asset is recorded for each plan with plan assets at fair value in excess of the projected benefit obligation.

The Company recognizes the actuarial gains or losses that arise during the period within other operating expenses, net in the consolidated statement of operations. This “mark to market” adjustment is recognized at each December 31, or more frequently if required due to a curtailment or settlement. All other components of net periodic benefit cost are classified as warehousing, selling and administrative expenses in the consolidated statements of operations. The Company recognizes prior service costs or credits that arise during the period in other comprehensive loss, and amortizes these items in subsequent periods as components of net periodic benefit cost.

The market value of plan assets is used to calculate the expected return on assets component of the net periodic benefit cost. The Company has elected to use fair value as the market-related value of plan assets.

Refer to “Note 7: Employee benefit plans” for further information.

Leases

All leases that are determined not to meet the capital lease criteria are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of operations on a straight-line basis over the lease term. During the periods presented, the Company had no material capital lease arrangements. Refer to “Note 17: Commitments and contingencies” for further information.

Asset retirement obligations

The fair value of liabilities related to the retirement of property is recorded when there is a legal or contractual obligation incurred during normal business operations and the related costs can be estimated. The Company records the asset retirement cost by increasing the carrying cost of the underlying property by the amount of the asset retirement obligation. The asset retirement cost is depreciated over the estimated useful life of the underlying property.

Contingencies

A loss contingency is recorded if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the ultimate loss. Changes in these factors and related estimates could materially affect the Company’s financial position and results of operations. Legal expenses are recorded as legal services are provided. Refer to “Note 17: Commitments and contingencies” for further information.

Environmental liabilities

Environmental contingencies are recognized for probable and reasonably estimable losses associated with environmental remediation. Incremental direct costs of the investigation, remediation effort and post-remediation monitoring are included in the estimated environmental contingencies. Expected cash outflows related to environmental remediation for the next 12 months and amounts for which the timing is uncertain are reported as current within other accrued expenses in the consolidated balance sheets. The long-term portion of environmental liabilities is reported within other long-term liabilities in the consolidated balance sheets on an undiscounted basis, except for sites for which the amount and timing of future cash payments are fixed or reliably determinable. The total discount on environmental liabilities was $3.8 million and $3.1 million at December 31, 2013 and 2012, respectively. The discount rate used in the present value calculation was 3.0% and 1.8% as of December 31, 2013 and 2012, respectively, which represent risk-free rates. Environmental remediation expenses are included within warehousing, selling and administrative expenses in the consolidated statements of operations, unless associated with disposed operations, in which case such expenses are included in other operating expenses, net.

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity and/or mitigate or prevent contamination from future operations.

Refer to “Note 17: Commitments and contingencies” for further information.

Revenue recognition

The Company recognizes net sales when persuasive evidence of an arrangement exists, delivery of products has occurred or services are provided to customers, the sales price is fixed or determinable and collectability is reasonably assured. Net sales includes product sales, billings for freight and handling charges and fees earned for services provided, net of any discounts, returns, customer rebates and sales or other revenue-based tax. The Company recognizes product sales and billings for freight and handling charges when products are considered delivered to the customer under the terms of the sale. Fee revenues are recognized when services are completed.

The Company’s sales to customers in the agriculture end market, principally in Canada, often provide for a form of inventory protection through credit and re-bill as well as understandings pursuant to which certain price changes from chemical producers may be passed through to the customer. These arrangements require us to make estimates of potential returns of unused chemicals as well as revenue deferral to the extent the sales price is not considered determinable. The estimates used to determine the amount of revenue associated with product likely to be returned are based on past experience adjusted for any current market conditions.

Cost of goods sold (exclusive of depreciation)

Cost of goods sold includes all inventory costs such as purchase price from suppliers, net of any rebates received, as well as inbound freight and handling, direct labor and other costs incurred to blend and repackage the product and excludes depreciation expense. Cost of goods sold is recognized based on the weighted average cost of the inventory sold.

Foreign currency translation

The functional currency of the Company’s subsidiaries is the local currency, unless the primary economic environment requires the use of another currency. Transactions denominated in foreign currencies are translated into the functional currency of each subsidiary at the rate of exchange on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of each subsidiary at period-end exchange rates.

Foreign currency gains and losses relating to intercompany borrowings that are considered a part of the Company’s investment in a foreign subsidiary are reflected as a component of currency translation within accumulated other comprehensive loss in stockholders’ equity. In 2013, 2012 and 2011, total foreign currency losses (gains) related to such intercompany borrowings were $7.5 million, $13.2 million and $(4.4) million, respectively.

Assets and liabilities of foreign subsidiaries are translated into US dollars at period-end exchange rates. Income and expense accounts of foreign subsidiaries are translated at the average exchange rates for the period. The net exchange gains and losses arising on this translation are reflected as a component of currency translation within accumulated other comprehensive loss in stockholders’ equity.

Stock-based compensation plans

The Company measures the total amount of employee stock-based compensation expense for a grant based on the grant date fair value of each award and recognizes the stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting tranche of an award. Stock-based compensation is based on awards expected to vest and, therefore, has been reduced by estimated forfeitures. Stock-based compensation expense is classified within other operating expenses, net in the consolidated statements of operations. Refer to “Note 8: Stock-based compensation” for further information.

Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. US GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1	Quoted prices for identical instruments in active markets.

Level 2	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuation in which all significant inputs and significant value drivers are observable in active markets.

Level 3	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

When available, the Company uses quoted market prices to determine fair value and classifies such items as Level 1. In cases where a market price is not available, the Company will make use of observable market-based inputs to calculate fair value, in which case the items are classified as Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market information. Items valued using internally generated valuation techniques are classified according to the lowest level input that is significant to the valuation, and may be classified as Level 3 even though there may be significant inputs that are readily observable. Refer to “Note 14: Fair value measurements” for further information.

Certain financial instruments, such as derivative financial instruments, are required to be measured at fair value on a recurring basis. Other financial instruments, such as the Company’s own debt, are not required to be measured at fair value on a recurring basis. Under current accounting guidance, the Company may make an irrevocable election to measure financial instruments and certain other items at fair value. The Company has not elected to apply this fair value option for eligible items.

Derivatives

The Company uses derivative financial instruments, such as foreign currency contracts, interest rate swaps and interest rate caps, to manage its risks associated with foreign currency and interest rate fluctuations. Derivative financial instruments are recorded in the consolidated balance sheets as either an asset or liability at fair value. For derivative contracts with the same counterparty where the Company has a master netting arrangement with the counterparty, the fair value of the asset/liability is presented on a net basis within the consolidated balance sheets. Refer to “Note 14: Fair value measurements” for additional information relating to the gross and net balances of derivative contracts. Changes in the fair value of derivative financial instruments are recognized in the consolidated statements of operations unless specific hedge accounting criteria are met. Cash flows associated with derivative financial instruments are recognized in the operating section of the consolidated statements of cash flows.

For the purpose of hedge accounting, derivatives are classified as either fair value hedges, where the instrument hedges the exposure to changes in the fair value of a recognized asset or liability, or cash flow hedges, where the instrument hedges the exposure to variability in cash flows that are either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction. Gains and losses on derivatives that meet the conditions for fair value hedge accounting are recognized immediately in the consolidated statements of operations, along with the offsetting gain or loss on the related hedged item. For derivatives that meet the conditions for cash flow hedge accounting, the effective portion of the gain or loss on the derivative is recognized in accumulated other comprehensive loss on the consolidated balance sheet and the ineffective portion is recognized immediately in the consolidated statement of operations. Amounts in accumulated other comprehensive loss are reclassified to the consolidated statement of operations in the same period in which the hedged transactions affect earnings.

For derivative instruments designated as hedges, the Company formally documents the hedging relationship to the hedged item and its risk management strategy. The Company assesses the effectiveness of its hedging instruments at inception and on an ongoing basis. Hedge accounting is discontinued when the hedging instrument is sold, expired, terminated or exercised, or no longer qualifies for hedge accounting.

Refer to “Note 15: Derivatives” for further information.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period, which excludes unvested restricted stock and options. Diluted earnings per share is based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period. The Company reflects common share equivalents relating to stock options and unvested restricted stock in its computation of diluted weighted average shares outstanding unless the effect of inclusion is anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method. Refer to “Note 3: Earnings per share” for further information.

Recently issued and adopted accounting pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued accounting guidance under Accounting Standards Update (“ASU”) 2011-11 on disclosures about offsetting assets and liabilities. The guidance requires entities to disclose both gross and net information about instruments and transactions that are offset in the consolidated balance sheet, as well as instruments and transactions that are subject to an enforceable master netting arrangement or similar agreement. In February 2013, the FASB issued guidance under ASU 2013-01 clarifying the scope of the disclosures to apply only to derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities lending and securities borrowing transactions. The amended guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. Adoption of this guidance retrospectively resulted in the additional disclosures included in “Note 14: Fair value measurements” but did not have any other impact on the Company’s financial statements or disclosures.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to require preparers to report, in one place, information about reclassifications out of accumulated other comprehensive income (“AOCI”). The ASU also requires companies to report changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting is required about the effect of the reclassification on the respective line items in the statement of operations. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under US GAAP is required in the notes. The amended guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. Adoption of this guidance prospectively at the beginning of fiscal 2013 resulted in the additional disclosures included in “Note 9: Accumulated Other Comprehensive Loss” but did not have any other impact on the Company’s financial statements or disclosures.

Accounting pronouncements issued but not yet adopted

In July 2013, the FASB issued ASU 2013-11 to provide guidance relating to the presentation of an unrecognized tax benefit when a carryforward related to net operating losses or other tax credits exists. This guidance will be applied prospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 for public companies and December 15, 2014 for nonpublic companies. Early adoption and retrospective application is permitted. The Company is currently analyzing the impact the guidance will have on its consolidated financial statements, and contemplates the early adoption of the guidance in 2014.

3 Earnings per share

The following table presents the basic and diluted earnings per share computations for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
(in million, except per share data)	2013	2012	2011
Net loss	$(82.3)	$(197.4)	$(176.2)
Weighted average common shares outstanding and dilutive(1)	197.1	195.2	194.5
Basic and diluted loss per common share	$(0.42)	$(1.01)	$(0.91)

(1)	Stock options to purchase approximately 10.3 million, 10.2 million and 9.8 million shares and 0.8 million, 1.0 million and 0.3 million restricted shares were outstanding during 2013, 2012 and 2011, respectively, but not included in the calculation of diluted earnings per share as the impact of these options and restricted shares would have been anti-dilutive.

4 Other operating expenses, net

Other operating expenses, net consisted of the following items:

	Year Ended December 31,
(in millions)	2013	2012	2011
Pension mark to market (gain) loss.	$(73.5)	$83.6	$49.1
Acquisition and integration related expenses	5.0	17.7	26.7
Contingent consideration fair value adjustments.	(24.7)	—	—
Stock-based compensation expense	15.1	17.5	19.0
Redundancy and restructuring(1)	65.8	24.2	32.4
Advisory fees paid to CVC and CD&R	5.2	5.2	4.4
French penalty(2)	(4.8)	17.2	—
Other	23.9	12.3	8.7

Total	$12.0	$177.7	$140.3

(1)	Redundancy and restructuring charges relate to the implementation of several regional initiatives aimed at streamlining the Company’s cost structure and improving its operations within the USA and EMEA segments.
(2)	The Company’s accrual of $7.7 million at December 31, 2011 related to the French penalty was reduced to nil at December 31, 2013 after the fine was paid. Refer to “Note 17: Commitments and contingencies” for further information on the French penalty.

5 Other expense, net

Other expense, net includes foreign currency transaction gains and losses, with the exception of certain gains and losses relating to intercompany borrowings, the ineffective portion of cash flow hedges, gains and losses related to undesignated derivative instruments and debt refinancing costs.

Other expense, net consisted of the following items:

	Year Ended December 31,
(in millions)	2013	2012	2011
Foreign currency transactions	$(11.0)	$(1.3)	$(3.3)
Undesignated derivative instruments	(0.2)	6.6	1.2
Ineffective portion of cash flow hedges	(0.2)	—	—
Debt refinancing costs	(6.2)	(7.2)	(1.9)

Total	$(17.6)	$(1.9)	$(4.0)

6 Income taxes

For financial reporting purposes, loss before income taxes includes the following components:

	Year ended December 31,
(in millions)	2013	2012	2011
Income (loss) before income taxes
United States	$5.1	$(8.5)	$(9.3)
Foreign	(97.2)	(113.3)	(151.0)

Total loss before income taxes	$(92.1)	$(121.8)	$(160.3)

The expense (benefit) for income taxes is summarized as follows:

	Year ended December 31,
(in millions)	2013	2012	2011
Current:
Federal	$1.0	$(9.1)	$(9.4)
State	7.0	2.5	6.6
Foreign	16.6	21.8	24.0

Total current	24.6	15.2	21.2

Deferred:
Federal	(34.0)	76.2	(1.6)
State	(0.4)	0.4	(0.9)
Foreign	—	(16.2)	(2.8)

Total deferred	(34.4)	60.4	(5.3)

Total income tax (benefit) expense	$(9.8)	$75.6	$15.9

The reconciliation between the Company’s effective tax rate on loss and the US statutory tax rate is as follows:

	December 31,
(in millions)	2013	2012	2011
US federal statutory income tax benefit applied to loss before income taxes	$(32.2)	$(42.6)	$(56.1)
State income taxes, net of federal benefit	4.8	4.2	2.4
Foreign tax rate differential	(7.0)	(6.1)	(5.9)
Foreign losses not benefitted	33.3	11.8	14.2
Valuation allowance	—	89.2	—
Effect of flow-through entities	(10.8)	4.3	8.5
Adjustment to prior year tax due to change in estimate	(7.7)	(0.1)	(1.3)
Non-taxable interest income	(14.7)	(15.6)	(14.2)
Goodwill impairment	26.0	12.6	59.3
Tax deductible goodwill	(6.7)	—	—
Contingent consideration	(8.6)	—	—
Other	13.8	17.9	9.0

Total income tax (benefit) expense	$(9.8)	$75.6	$15.9

The consolidated deferred tax assets and liabilities are detailed as follows:

	December 31,
(in millions)	2013	2012
Deferred tax assets:
Net operating loss carryforwards	$130.5	$85.3
Environmental reserves	53.5	54.5
Interest	93.2	93.3
Tax credit and capital loss carryforwards	16.8	18.0
Pension	82.0	131.3
Flow-through entities	36.4	4.3
Stock options	11.3	7.0
Inventory	5.1	0.9
Other temporary differences	39.1	28.3

Gross deferred tax assets	467.9	422.9

Valuation allowance	(201.1)	(168.4)

Deferred tax assets, net of valuation allowance	266.8	254.5

Deferred tax liabilities:
Property, plant and equipment, net	(193.2)	(208.1)
Intangible assets	(176.2)	(188.1)
Other temporary differences	(1.2)	(7.8)

Deferred tax liabilities	(370.6)	(404.0)

Net deferred tax liability	$(103.8)	$(149.5)

The changes in the valuation allowance were as follows:

	December 31,
(in millions)	2013	2012
Beginning balance	$168.4	$68.2
Increase related to foreign net operating loss carryforwards	33.0	13.2
(Decrease) increase related to other items	(0.3)	87.0

Ending balance	$201.1	$168.4

The Company records valuation allowances to reduce deferred tax assets to the extent it believes more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and the ability to carry back losses to prior years. Realization is dependent upon generating sufficient taxable income prior to expiration of tax attribute carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized, or if not, a valuation allowance has been recorded. The Company has established a valuation allowance against foreign losses and a deferred interest expense deduction, both of which the Company is currently unable to recognize due to its projections of future taxable income. The Company continues to monitor the value of its deferred tax assets, as the amount of the deferred tax assets considered realizable, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced, or current tax planning strategies are not implemented.

As of December 31, 2013, the total remaining tax benefit of available net operating loss carryforwards recognized on the balance sheet amounted to $29.5 million (tax benefit of operating losses of $130.5 million reduced by a valuation allowance of $101.0 million). Total net operating losses at December 31, 2013 and 2012 amounted to $455.2 million and $329.6 million, respectively. If not utilized, $25.0 million of the available loss carryforwards will expire between 2014 and 2018; subsequent to 2018, approximately $65.1 million will expire. The remaining losses of $365.1 million have an unlimited life. The Company’s ability to utilize the available net operating loss carry forwards may also be limited in the future by changes in ownership that may occur.

As the result of intercompany dividend payments from Canada to the US in prior years, the Company has carryforward foreign tax credits. These foreign tax credits are subject to a ten-year carryforward life. As of December 31, 2013, the amount of unused foreign tax credits total $10.6 million. If the credits are not utilized, $6.7 million and $3.9 million of the foreign tax credits will expire in 2015 and 2016, respectively. No benefit relating to the future utilization of the foreign tax credits was recorded during the period ended December 31, 2013.

Except as required under US tax law, the Company does not provide for US taxes on approximately $680.5 million of cumulative undistributed earnings of foreign subsidiaries that have not been previously taxed since the Company intends to invest such undistributed earnings indefinitely outside of the US. Determination of the unrecognized deferred tax liability that would be incurred if such amounts were not indefinitely reinvested is not practicable.

US GAAP prescribes a recognition threshold and measurement attribute for the accounting and financial statement disclosure of tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two step process. The first step requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step requires the Company to recognize in the financial statements each tax position that meets the more likely than not criteria, measured at the amount of benefit that has a greater than fifty percent likelihood of being realized.

The changes in unrecognized tax benefits included in other long-term liabilities, excluding interest and penalties, are as follows:

	December 31,
(in millions)	2013	2012(1)
Beginning balance	$40.5	$43.6
Additions based on tax positions related to the current year	—	0.5
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	(2.5)
Reductions due to lapse in statute of limitations	(0.6)	(0.7)
Reduction due to audit settlement	—	(0.6)
Foreign exchange	0.4	0.2

Ending balance	$40.3	$40.5

(1)	Prior period amounts were revised to conform to current period presentation

The Company’s unrecognized tax benefit consists largely of foreign flow-through entity liabilities and interest expense liabilities as of December 31, 2013. The Company believes that it is reasonably possible that approximately $34.6 million of its currently remaining unrecognized tax benefits, $20.7 million of which relates to flow-through entities, may be recognized by the end of 2014 as a result of an audit or a lapse of the statute of limitations.

The Company has net $40.3 million and $40.5 million of unrecognized tax benefits at December 31, 2013 and 2012, respectively. As of December 31, 2013, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for continuing and discontinued operations was $27.6 million. The remaining unrecognized tax benefits relate to tax positions for which ultimate deductibility is highly certain, but for which there is uncertainty as to the timing of such deductibility. Recognition of these tax benefits would not have an impact on the effective tax rate.

The Company recognizes interest and penalties related to uncertain tax positions as a component of interest expense and warehousing, selling and administrative, respectively, in the consolidated statements of operations. The total liability included in other long term liabilities associated with the interest and penalties was $5.2 million and $4.7 million at December 31, 2013 and 2012, respectively. The Company recorded $0.5 million and $1.5 million in interest and penalties related to unrecognized tax benefits in the consolidated statements of operations for the years 2013 and 2012, respectively.

The Company files income tax returns in the U.S. and various state and foreign jurisdictions. As of December 31, 2013, the Company’s tax years for 2008 through 2012 are subject to examination by the tax authorities. With limited exceptions or limitations on adjustment due to net operating loss carrybacks or utilization, as of December 31, 2013, the Company is no longer subject to US federal, state, local or foreign examinations by tax authorities for years before 2008.

In 2007, the outstanding shares of Univar N.V., the ultimate parent of the Univar group, were acquired by investment funds advised by CVC Capital Partners (“CVC”). To facilitate the acquisition of Univar N.V. by CVC, a Canadian restructuring was completed. In 2010, the Canada Revenue Agency (“CRA”) initially asserted that certain steps in the restructuring resulted in a $44.5 million CAD withholding tax liability plus penalties pursuant to the General Anti-Avoidance Rule. In February 2013, the CRA issued a Notice of Assessment for withholding tax of $29.4 million (Canadian), plus $10.1 million (Canadian) for interest. The Company filed its Notice of Objection in April, 2013 and its Notice of Appeal in July, 2013. In November 2013, the CRA’s Reply to the Company’s Notice of Appeal was filed with the Tax Court of Canada. The Company expects the matter to be litigated in Tax Court in 2014. The Company has not recorded a liability in its financial statements, as it believes it is more likely than not that the Company’s position will be sustained.

7 Employee benefit plans

The Company sponsors defined benefit plans that provide pension benefits for employees upon retirement in certain jurisdictions including the US, Canada, United Kingdom and several other European countries. The Company has final salary and average salary defined benefit plans covering a significant number of its employees.

The US, Canada and United Kingdom defined benefit pension plans are closed to new entrants. Benefits accrued by participants in the United Kingdom plan were frozen as of December 1, 2010. Benefits accrued by participants in the US plans were frozen as of December 31, 2009. These amendments to freeze benefits were made in conjunction with a benefit plan review which provides for enhanced benefits under defined contribution plans available to all employees in the United Kingdom and the US.

Other postretirement benefits relate to a health care plan for retired employees in the US. In 2009, the Company approved a plan to phase out the benefits provided under this plan by 2020. As a result of this change, the benefit obligation was reduced by $76.8 million and a curtailment gain of $73.1 million was recognized in accumulated other comprehensive loss and is being amortized to the consolidated statements of operations over the average future service period, which has approximately two years remaining as of December 31, 2013.

The following summarizes the Company’s defined benefit plans for the years ended December 31, 2013 and 2012:

	Defined Benefit Pension Plans		Other Postretirement Benefits
(in millions)	2013	2012	2013	2012
Change in projected benefit obligations:
Actuarial present value of benefit obligations at beginning of year	$1,235.8	$1,062.9	$9.5	$10.2
Service cost	9.0	8.0	0.1	0.2
Interest cost	50.4	52.4	0.3	0.4
Contributions by participants	0.7	0.6	1.5	1.5
Benefits paid	(47.0)	(43.7)	(2.5)	(2.3)
Actuarial (gain) loss	(65.6)	138.4	(1.0)	(0.5)
Foreign currency and other	(1.3)	17.2	—	—

Actuarial present value of benefit obligations at end of year	$1,182.0	$1,235.8	$7.9	$9.5

Change in the fair value of plan assets:
Plan assets at beginning of year	$861.1	$723.6	$—	$—
Actual return on plan assets	63.3	103.8	—	—
Contributions by employer	62.9	63.2	1.0	0.8
Contributions by participants	0.7	0.6	1.5	1.5
Benefits paid	(47.0)	(43.7)	(2.5)	(2.3)
Foreign currency and other	1.9	13.6	—	—

Plan assets at end of year	942.9	861.1	—	—

Unfunded status at end of year	$(239.1)	$(374.7)	$(7.9)	$(9.5)

Net amounts recognized in the consolidated balance sheets as of December 31, 2013 and 2012 consist of:

	Defined Benefit Pension Plans		Other Postretirement Benefits
(in millions)	2013	2012	2013	2012
Overfunded net benefit obligation in other assets	$0.9	$0.4	$—	$—
Current portion of net benefit obligation in other accrued expenses	(5.6)	(5.6)	(1.0)	(1.2)
Long-term portion of net benefit obligation in pension and other postretirement benefit liabilities.	(234.4)	(369.5)	(6.9)	(8.3)

Net liability recognized at end of year	$(239.1)	$(374.7)	$(7.9)	$(9.5)

The following table summarizes pension and other postretirement benefit plans with accumulated benefit obligations in excess of plan assets as of December 31, 2013 and 2012:

	Defined Benefit Pension Plans and Other Postretirement Benefits
(in millions)	2013	2012
Accumulated benefit obligation	$1,127.1	$1,163.6
Fair value of plan assets	907.1	825.9

The following table summarizes pension plans with projected benefit obligations in excess of plan assets as of December 31, 2013 and 2012:

	Defined Benefit Pension Plans
(in millions)	2013	2012
Projected benefit obligation	$1,147.1	$1,201.0
Fair value of plan assets	907.1	825.9

The total accumulated benefit obligation for all pension and other postretirement benefit plans as of December 31, 2013 and 2012 was $1,160.5 million and $1,196.9 million, respectively.

Net periodic benefit cost

The following table summarizes the components of net periodic benefit cost recognized in the consolidated statements of operations:

	Defined Benefit Pension Plans			Other Postretirement Benefits
(in millions)	2013	2012	2011	2013	2012	2011
Service cost	$9.0	$8.0	$7.7	$0.1	$0.2	$0.2
Interest cost	50.4	52.4	55.1	0.3	0.4	0.5
Expected return on plan assets	(56.4)	(49.5)	(45.8)	—	—	—
Amortization of unrecognized prior service (credits) costs	0.2	—	0.1	(12.0)	(12.0)	(11.9)
Immediate recognition of net actuarial (gain) loss	(72.5)	84.1	51.0	(1.0)	(0.5)	(1.8)
Curtailment gain	—	—	(0.1)	—	—	—

Net periodic benefit (credit) cost	$(69.3)	$95.0	$68.0	$(12.6)	$(11.9)	$(13.0)

The following summarizes pre-tax amounts included in accumulated other comprehensive loss as of December 31, 2013 and 2012:

	Defined Benefit Pension Plans		Other Postretirement Benefits
(in millions)	2013	2012	2013	2012
Net prior service (credit) cost	$—	$0.4	$(27.7)	$(39.7)

The following table summarizes the amounts in accumulated other comprehensive loss at December 31, 2013 that are expected to be amortized as components of net periodic benefit credit during the next fiscal year:

(in millions)	Defined Benefit Pension Plans	Other Postretirement Benefits
Prior service credit	$—	$12.0

Actuarial assumptions

The significant weighted average actuarial assumptions used in determining the benefit obligations and net periodic benefit cost for the Company’s defined benefit plans are as follows:

	December 31,
	2013	2012
Actuarial assumptions used to determine benefit obligations at end of period:
Discount rate	4.8%	4.2%
Expected annual rate of compensation increase	2.8%	3.0%

	Year ended December 31,
	2013	2012	2011
Actuarial assumptions used to determine net periodic benefit cost for the period:
Discount rate	4.2%	5.0%	5.6%
Expected rate of return on plan assets	6.8%	7.0%	7.0%
Expected annual rate of compensation increase	3.0%	3.2%	3.0%

Discount rates are used to measure benefit obligations and the interest cost component of net periodic benefit cost. The Company selects its discount rates based on the consideration of equivalent yields on high-quality fixed income investments at each measurement date. Discount rates are based on a benefit cash flow-matching approach and represent the rates at which the Company’s benefit obligations could effectively be settled as of the measurement date.

For defined benefit plans located in the US, the discount rates are based on a hypothetical bond portfolio approach. The hypothetical bond portfolio is constructed to comprise AA-rated corporate bonds whose cash flow from coupons and maturities match the expected future plan benefit payments.

The discount rate for the remaining defined benefit plans are based on a yield curve approach. For plans in countries with a sufficient corporate bond market, the expected future benefit payments are matched with a yield curve derived from AA-rated corporate bonds, subject to minimum amounts outstanding and meeting other selection criteria. For plans in countries without a sufficient corporate bond market, the yield curve is constructed based on prevailing government yields and an estimated credit spread to reflect a corporate risk premium.

The expected long-term rate of return on plan assets reflects management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the benefit obligations. The long-term rate of return assumptions are based on the outlook for equity and fixed income returns, with consideration of asset allocations, investment strategies and premiums for active management when appropriate. Assumptions reflect the expected rates of return at the beginning of the year.

Health care cost increases did not have a significant impact on the Company’s postretirement benefit obligations in 2013, 2012, and 2011 as a result of the 2009 plan to phase out the health care benefits provided under the US plan.

Plan assets

Plan assets for defined benefit plans are invested in global equity and debt securities through professional investment managers with the objective to achieve targeted risk adjusted returns and to maintain liquidity sufficient to fund current benefit payments. Each funded defined benefit plan has an investment policy that is administered by plan trustees with the objective of meeting targeted asset allocations based on the circumstances of that particular plan. The investment strategy followed by the Company varies by country depending on the circumstances of the underlying plan. Less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using a higher allocation to fixed income securities as they are expected to produce current income with limited volatility. The Company’s largest plan has adopted a dynamic investment strategy whereby as the plan funded status improves, the investment strategy is migrated to more liability matching assets, and return seeking assets are reduced. Other defined benefit plans are considering similar arrangements suitable to the individual plans’ circumstances. Risk management practices include the use of multiple asset classes for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

The weighted average target asset allocation for all pension plans in 2013 is as follows:

All Plans
Asset category:
Equity securities	52.9%
Debt securities	40.2%
Cash/Other	6.9%

Plan asset valuation methodologies are described below:

Fair value methodology	Description
Investment funds	Values are based on the net asset value of the units held at year end. The net asset values are based on the fair value of the underlying assets of the funds, minus their liabilities, and then divided by the number of units outstanding at the valuation date. The funds are traded on private markets that are not active; however, the unit price is based primarily on observable market data of the fund’s underlying assets.

Insurance contracts	The fair value is based on the present value of the accrued benefit.

Derivatives	Values are based on using the derivative pricing models (e.g., models that incorporate option pricing

Fair value methodology	Description

methodologies, Monte Carlo simulations and discounted cash flows). Price transparency of derivatives can generally be characterized by product type. Interest rate swap prices and other inputs used to value interest rate derivatives are transparent, even for long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate) are more complex, but the prices and other inputs are generally observable.

Real estate	Real estate is valued by discounting to present value the cash flows expected to be generated by the specific properties.

Cash	This represents cash at banks. The amount of cash in the bank account represents the fair value.

The Company classified its plan assets according to the fair value hierarchy described in “Note 2: Significant accounting policies.” The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2013.

(in millions)	Total	Level 1	Level 2	Level 3
Investments:
Investment funds(1)	$912.5	$—	$912.5	$—
Insurance contracts	14.2	—	—	14.2
Derivatives:
Interest rate swaps—Assets	9.0	—	9.0	—
Interest rate swaps—Liabilities	(1.2)	—	(1.2)	—

Interest rate swaps—net value	7.8	—	7.8	—

Total investments	934.5	—	920.3	14.2

Cash	2.5	2.5	—	—

Real estate	5.9	—	—	5.9

Total	$942.9	$2.5	$920.3	$20.1

(1)	This category includes investments in approximately 21.9% in US equities, 28.0% in non-US equities, 23.2% in US corporate bonds, 6.8% in non-US corporate bonds, 0.3% in US government bonds, 14.9% in non-US government bonds and 4.9% in other investments.

The following table presents the changes in the plan assets valued using significant unobservable inputs (Level 3) for the year ended December 31, 2013:

(in millions)	Real Estate	Insurance Contracts
Balance at December 31, 2012	$5.8	$12.2
Actual return on plan assets:
Related to assets still held at year end	(0.1)	0.9
Purchases, sales and settlements, net	—	0.5
Foreign exchange	0.2	0.6

Balance at December 31, 2013	$5.9	$14.2

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2012:

(in millions)	Total	Level 1	Level 2	Level 3
Investments:
Investment funds(1)	$820.2	$—	$820.2	$—
Insurance contracts	12.2	—	—	12.2
Derivatives:
Interest rate swaps—Assets	21.8	—	21.8	—
Interest rate swaps—Liabilities	(0.7)	—	(0.7)	—

Interest rate swaps—net value	21.1	—	21.1	—

Total investments	853.5	—	841.3	12.2

Cash	1.8	1.8	—	—

Real estate	5.8	—	—	5.8

Total	$861.1	$1.8	$841.3	$18.0

(1)	This category includes investments in approximately 23.0% in US equities, 29.7% in non-US equities, 10.3% in US corporate bonds, 4.7% in non-US corporate bonds, 12.8% in US government bonds, 13.3% in non-US government bonds and 6.2% in other investments.

The following table presents the changes in the plan assets valued using significant unobservable inputs (Level 3) for the year ended December 31, 2012:

(in millions)	Real Estate	Insurance Contracts
Balance at December 31, 2011	$5.7	$8.2
Actual return to plan assets:
Related on assets still held at year end	—	3.1
Purchases, sales and settlements, net	0.1	0.9

Balance at December 31, 2012	$5.8	$12.2

Contributions

The Company expects to contribute $51 million to its defined benefit pension plan funds in 2014, including direct payments to plan participants in unfunded plans. In many countries, local pension protection laws have been put in place, which have introduced minimum funding requirements for qualified pension plans. As a result, the Company’s required contributions to its pension plans may vary in the future.

Benefit payments

The following table shows benefit payments that are projected to be paid in each of the next five years and in aggregate for five years thereafter:

(in millions)	Defined Benefit Pension Plans	Other Postretirement Benefits
2014	$48.4	$1.0
2015	49.9	1.2
2016	53.0	1.2
2017	55.7	1.3
2018	57.6	1.4
2019 through 2023	327.8	1.9

Defined contribution plans

The Company provides defined contribution plans to assist eligible employees in providing for retirement or other future needs. Under such plans, company contribution expense amounted to $28.9 million, $26.6 million and $31.2 million in 2013, 2012 and 2011, respectively.

Multi-employer plans

The Company has 18 union bargaining agreements in the US that stipulate contributions to one of three union pension trusts. These bargaining agreements are generally negotiated on three-year cycles and cover employees in driver and material handler positions at 16 represented locations.

The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

a.	Assets contributed to the multi-employer plan by the Company may be used to provide benefits to employees of other participating employers.

b.	If the Company stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

c.	If the Company chooses to stop participating in some of its multi-employer plans, it may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company’s participation in these plans for the annual period ended December 31, 2013 is outlined in the table below. The “EIN/Pension Plan Number” column provides the Employee Identification Number (EIN) and the three-digit plan number. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2013 and 2012 is for the plan’s year end at December 31, 2012 and December 31, 2011, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the “red zone” are less than 65 percent funded, plans in the “yellow zone” are less than 80 percent funded and plans in the “green zone” are at least 80 percent funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration dates of the collective-bargaining agreement(s) to which the plans are subject. There have been no significant changes that affect the comparability of 2013 and 2012 contributions. There are no minimum contributions required for future periods by the collective-bargaining agreements, statutory obligations, or other contractual obligations.

		PPA Zone Status		FIP/RP Status Pending/ Implemented	Contributions(1)				Expiration Dates of Collective Bargaining Agreement(s)
Pension fund	EIN/Pension Plan Number	2013	2012		2013	2012	2011	Surcharge Imposed
Western Conference of Teamsters Pension Plan(2)	91-6145047/001	Green	Green	No	$1.4	$1.3	$1.5	No	4/30/2014 to 7/31/2017
Central States, Southeast and Southwest Areas Pension Plan	36-6044243/001	Red	Red	Implemented	1.1	1.0	1.1	No	1/15/2015 to 1/31/2018
New England Teamsters and Trucking Industry Pension Fund	04-6372430/001	Red as of 10/01/2012	Red as of 10/01/2011	Implemented	0.1	0.3	0.2	No	6/30/2014

				Total Contributions:	$2.6	$2.6	$2.8

(1)	The plan contributions by the Company did not represent more than 5 percent of total contributions to the plans as indicated in the plans’ most recently available annual report.
(2)	Western Conference of Teamsters Pension Plan has elected to spread recognition of 2008 market value losses over 10 years and apply the special (extended) amortization rule to eligible net investment losses using the prospective method, both as provided for in the Preservation of Access to care for Medicare Beneficiaries and Pension Relief Act of 2010 and applicable guidance.

8 Stock-based compensation

In March 2011, the Board of Directors adopted the 2011 Univar Inc. Stock Incentive Plan (the “Plan”). The Plan provides for grants of stock options and restricted stock awards to officers and certain employees of the Company and its subsidiaries. As of December 31, 2013, there were 14,052,963 shares reserved and 12,605,363 shares available for issuance under the Plan.

For the years ended December 31, 2013, 2012 and 2011, respectively, the Company recognized total stock-based compensation expense within other operating expenses, net of $15.1 million, $17.5 million and $19.0 million, and a net tax benefit relating to stock-based compensation expense of $4.1 million, $5.9 million and $5.7 million.

Stock options

Stock options granted under the Plan expire ten years after the grant date and generally become exercisable over a four-year period or less, based on continued employment, with annual vesting. The exercise price of a stock option is determined at the time of each grant and in no case will the exercise price be less than the fair value of the underlying common stock on the date of grant. Participants have no stockholder rights until the time of exercise. The Company will issue new shares upon exercise of stock options granted under the Plan.

In 2012, the Company modified the terms of 1.9 million stock options held by a key employee. The modification resulted in the cancellation of 400,000 stock options and accelerated vesting of 567,135 of the remaining stock options. The Company accelerated the recognition of expense associated with this award and recorded an additional $2.2 million in 2012, which is included in the total stock-based compensation expense disclosed above.

The following reflects stock option activity under the Plan for the year ended December 31, 2013:

	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)(1)
Outstanding at January 1, 2013	10,248,139	$10.35
Granted	2,635,000	7.96
Exercised	(86,190)	10.00
Forfeited	(2,506,294)	10.07

Outstanding at December 31, 2013	10,290,655	9.81

Exercisable at December 31, 2013	4,072,091	10.21	7.5	$—

Expected to vest after December 31, 2013(2)	5,733,089	9.48	8.8	$3.6

(1)	The difference between the exercise price and the fair value of the Company’s common stock of $9.34 at December 31, 2013. No amount is included for awards with an exercise price that is greater than the year-end fair value of the Company’s common stock.
(2)	The expected to vest stock options are the result of applying the pre-vesting forfeiture rate assumptions to unvested stock options outstanding.

As of December 31, 2013, the Company has unrecognized stock-based compensation expense related to non-vested stock options of approximately $10.9 million, which will be recognized over a weighted-average period of 1.9 years.

Restricted stock

In 2012, the Company granted 1,000,000 shares of restricted stock to a key employee under the Plan. This restricted stock award vests in four annual tranches beginning November 30, 2013 through November 30, 2016. Unvested shares of restricted stock may not be sold or transferred and are subject to forfeiture. Restricted stock is included in the Company’s shares outstanding. Dividend equivalents are available for unvested shares of restricted stock if dividends are declared by the Company during the vesting period.

In 2012, the Company modified the terms of restricted shares held by a key employee. The modification resulted in the accelerated vesting of 200,000 restricted shares. The Company recognized incremental expense of $0.2 million and accelerated expense of $0.9 million due to this modification in 2012, which are included in the total stock-based compensation expense disclosed above.

The following table reflects restricted stock activity under the Plan for the year ended December 31, 2013:

	Restricted Stock	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2013	1,000,000	$10.62
Vested	250,000	10.62

Nonvested at December 31, 2013	750,000	10.62

As of December 31, 2013, the Company has unrecognized stock-based compensation expense related to non-vested restricted stock awards of approximately $4.8 million, which will be recognized over a weighted-average period of 2.1 years. The weighted-average grant-date fair value of restricted stock was $10.62 in 2012 and $10.00 in 2011.

Stock-based compensation fair value assumptions

The fair value of the Company’s common stock was used to establish the exercise price of stock options granted, grant date fair value of restricted stock awards and as an input in the valuation of stock option awards at each grant date. The Company obtained contemporaneous quarterly valuations performed by an unrelated valuation specialist in support of each award. The fair value of the Company’s common stock was based on an equal weighting of the fair values determined under the income and market approaches, discounted for the lack of marketability as a closely held, nonpublic company. A discounted cash flow analysis was used to estimate fair value under the income approach. The market approach consisted of an analysis of multiples of comparable companies whose securities are traded publicly.

The Black-Scholes-Merton option valuation model was used to calculate the fair value of stock options. The weighted average grant-date fair value of stock options was $2.96, $4.13, and $4.02 in 2013, 2012 and 2011, respectively. The weighted-average assumptions used under the Black-Scholes-Merton option valuation model were as follows:

	2013	2012	2011
Risk-free interest rate(1)	1.5%	1.0%	2.5%
Expected dividend yield(2)	—%	—%	—%
Expected volatility(3)	35.7%	36.8%	36.9%
Expected term (years)(4)	6.1	6.2	6.1

(1)	The risk-free interest rate is based on the US Treasury yield for a term consistent with the expected term of the stock options at the time of grant.
(2)	The Company currently has no expectation of paying cash dividends on its common stock.
(3)	As the Company does not have sufficient historical volatility data, the expected volatility is based on the average historical data of a peer group of public companies over a period equal to the expected term of the stock options.
(4)	As the Company does not have sufficient historical exercise data under the Plan, the expected term is based on the average of the vesting period of each tranche and the original contract term of 10 years.

Additional stock-based compensation information

The following table provides additional stock-based compensation information for the years ended December 31, 2013, 2012 and 2011:

(in millions)	2013	2012	2011
Total intrinsic value of stock options exercised	$0.1	$1.1	$—
Fair value of restricted stock vested	1.8	3.2	1.0

9 Accumulated other comprehensive loss

The following table presents the changes in accumulated other comprehensive loss by component, net of tax for the year ended December 31, 2013.

(in millions)	Losses on cash flow hedges	Defined benefit pension items	Currency translation items	Total
Balance as of December 31, 2012	$—	$24.6	$(26.0)	$(1.4)
Other comprehensive loss before reclassifications	(3.7)	—	(70.5)	(74.2)
Amounts reclassified from accumulated other comprehensive loss	0.9	(7.0)	—	(6.1)

Net current period other comprehensive loss	(2.8)	(7.0)	(70.5)	(80.3)

Balance as of December 31, 2013	$(2.8)	$17.6	$(96.5)	$(81.7)

The following is a summary of the amounts reclassified from accumulated other comprehensive loss to net loss during the year ended December 31, 2013.

Amounts reclassified from accumulated other comprehensive loss(1)

(in millions)	Year ended December 31, 2013	Location of impact on consolidated statement of operations
Amortization of defined benefit pension items
Prior service credits	$(11.6)	Warehousing, selling and administrative
Tax expense	4.6	Income tax benefit

Net of tax	(7.0)	Net of tax
Losses on cash flow hedges
Interest rate swaps	1.4	Interest expense
Tax benefit	(0.5)	Income tax benefit

Net of tax	0.9

Total reclassifications for the period	$(6.1)

(1)	Amounts in parentheses indicate credits to net loss.

Refer to “Note 7: Employee benefit plans” for additional information regarding the amortization of defined benefit pension items and “Note 15: Derivatives” for cash flow hedging activity.

10 Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	December 31,
(in millions)	2013	2012
Land and buildings	$803.8	$781.6
Tank farms	206.5	181.2
Machinery, equipment and other	608.2	499.5
Less: Accumulated depreciation	(561.3)	(439.1)

Subtotal	1,057.2	1,023.2
Work in progress	39.9	129.6

Property, plant and equipment, net	$1,097.1	$1,152.8

During 2013, an impairment charge of $58.0 million was recorded which related to the write-off of capitalized software costs, previously included in work in progress, in connection with the Company’s decision to abandon the implementation of a global enterprise resource planning system.

Capitalized interest on capital projects was $2.4 million, $4.6 million and $1.0 million in 2013, 2012 and 2011, respectively.

11 Goodwill and intangible assets

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are as follows:

(in millions)	2013	2012
Net book value at January 1	$1,883.0	$1,673.6
Additions	35.0	271.0
Impairment	(73.3)	(75.0)
Purchase price adjustments	(12.0)	—
Foreign exchange differences	(44.3)	13.4

Net book value at December 31	$1,788.4	$1,883.0

Additions to goodwill in 2013 related to the acquisition of Quimicompuestos and in 2012 related to the acquisition of Magnablend. Impairments to goodwill in 2013 related to the ROW reporting unit and in 2012 related to the EMEA reporting unit. The purchase price adjustments relate to the Magnablend acquisition. Refer to “Note 16: Business Combinations” for further information. Accumulated impairment losses on goodwill were $171.1 million at January 1, 2012. Accumulated impairment losses on goodwill were $331.9 million and $250.9 million at December 31, 2013 and 2012, respectively.

The following is a summary of the activity in goodwill by segment.

	USA	Canada	EMEA	ROW	Total
(in millions)
Balance, January 1, 2012	$995.0	$557.0	$72.4	$49.2	$1,673.6
Additions	271.0	—	—	—	271.0
Impairment	—	—	(75.0)	—	(75.0)
Foreign exchange differences	—	13.3	2.6	(2.5)	13.4

Balance, December 31, 2012	$1,266.0	$570.3	$—	$46.7	$1,883.0
Additions	—	—	—	35.0	35.0
Impairment	—	—	—	(73.3)	(73.3)
Purchase price adjustments	(12.0)	—	—	—	(12.0)
Foreign exchange differences	—	(35.9)	—	(8.4)	(44.3)

Balance, December 31, 2013	$1,254.0	$534.4	$—	$—	$1,788.4

In 2013 and 2012, the Company has identified the following reporting units: USA, Canada Industrial Chemical Distribution, Canada Agricultural, EMEA and ROW, based on the way the Company manages its business. Goodwill is assigned to reporting units based on the expected benefit from the synergies arising from each business combination, determined by using certain financial metrics, including the forecasted discounted cash flows associated with each reporting unit.

Goodwill is tested for impairment at a reporting unit level using a two-step test. Under the first step of the goodwill impairment test, the Company’s estimate of fair value of each reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Step two of the impairment test, if necessary, would require the identification and estimation of the fair value of the reporting unit’s individual assets, including currently unrecognized intangible assets and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value.

To determine fair value, the Company relies on two valuation techniques: the income approach and the market approach. The results of these two approaches are given equal weighting in determining the fair value of each reporting unit. The income approach used to determine the fair values of the reporting units were based on unobservable inputs such as forecasted cash flows, discount rates and terminal growth rates, and, accordingly, the fair value measurement is classified as Level 3 under the fair-value hierarchy.

The income approach is a valuation technique used to convert future expected cash flows to a present value. The income approach is dependent on several management assumptions, including estimates of future sales growth, gross margins, operating costs, terminal growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). Expected cash flows used under the income approach are developed in conjunction with the Company’s budgeting and forecasting process and are based on the latest five-year projections approved by management.

The discount rates used in the income approach are an estimate, based in part, on the rate of return that a market participant would expect of each reporting unit. The discount rates are based on short-term interest rates and the yields of long-term corporate and government bonds, as well as the typical capital structure of companies in the industry. The discount rates used for each reporting unit may vary depending on the risk inherent in the cash flow projections, as well as the risk level that would be perceived by a market participant. The discount rate applied to cash flow projections for testing the impairment of goodwill ranged from 10.5% to 14.0% in 2013 and 11.0% to 13.5% in 2012.

A terminal value is included at the end of the projection period used in the discounted cash flow analysis in order to reflect the remaining value that each reporting unit is expected to generate. The terminal value represents the present value subsequent to the last year of the projection period of cash flows into perpetuity. The terminal growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. A terminal growth rate of 2.5% to 4.0% was used in 2013 and 2012.

The market approach measures fair value based on prices generated by market transactions involving identical or comparable assets or liabilities. Under the market approach, the Company estimates fair value by applying earnings before interest, taxes, depreciation and amortization (“EBITDA”) market multiples of comparable companies to each reporting unit. Comparable companies are identified based on a review of publicly traded companies in the Company’s line of business. The comparable companies were selected after consideration of several factors, including whether the companies are subject to similar financial and business risks.

On September 1, 2013, the Company determined it was more likely than not that the fair value of the ROW reporting unit was less than its carrying amount based on the deterioration in general economic conditions within some of the reporting unit’s significant locations and revised financial projections. As a result, the Company performed step one of the goodwill impairment test for the ROW reporting unit as of September 1, 2013. The reporting unit’s carrying value exceeded its fair value in the step one test. Thus, the Company performed step two of the goodwill impairment test in order to calculate the implied fair value of the reporting unit’s goodwill and recorded an impairment charge of $73.3 million. Refer to “Note 16: Business Combinations” for further information.

During 2013, the Company performed its annual impairment review as of October 1 and concluded that the fair value of the USA and Canada Industrial Chemical Distribution reporting units substantially exceeded their carrying values. The fair value of the Canada Agricultural reporting unit exceeded its carrying value but not by a substantial amount. There were no events or circumstances from the date of the assessment through December 31, 2013 that would affect this conclusion.

Subsequent to the Company’s annual testing date of October 1, 2012, the performance of the EMEA reporting unit worsened and the Company determined it was necessary to review the EMEA reporting unit for impairment at December 31, 2012. The Company concluded that an indication of impairment existed at December 31, 2012 as the carrying value of the EMEA reporting unit exceeded fair value. The Company performed step two of the goodwill impairment test in order to calculate the implied fair value of the reporting unit’s goodwill and recorded an impairment charge of $75.0 million in 2012.

Determining the fair value of a reporting unit requires judgment and involves the use of significant estimates and assumptions by management. The Company can provide no assurance that a material impairment charge will not occur in a future period. The Company’s estimates of future cash flows may differ from actual cash flows that are subsequently realized due to many factors, including future worldwide economic conditions and the expected benefits of the Company’s initiatives. Any of these potential factors, or other unexpected factors, may cause the Company to re-evaluate the carrying value of goodwill.

Intangible Assets, net

The gross carrying amounts and accumulated amortization of the Company’s intangible assets were as follows at December 31, 2013 and 2012:

	2013			2012
(in millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets (subject to amortization):
Customer relationships	$959.8	$323.0	$636.8	$954.1	$241.1	$713.0
Trade names	107.8	70.5	37.3	108.7	59.9	48.8
Other	50.8	42.8	8.0	41.6	41.2	0.4

Total intangible assets	$1,118.4	$436.3	$682.1	$1,104.4	$342.2	$762.2

Other intangible assets consist of supplier relationships, non-compete agreements and exclusive distribution rights.

The estimated annual amortization expense in the succeeding five years is as follows:

(in millions)
2014	$98.6
2015	90.7
2016	83.6
2017	74.7
2018	62.7

12 Other accrued expenses

Other accrued expenses that were greater than five percent of total current liabilities consisted of customer prepayments and deposits, which were $85.5 million and $95.7 million as of December 31, 2013 and 2012, respectively.

13 Debt

Short-term financing

Short-term financing consisted of the following:

	December 31,
(in millions)	2013	2012
Amounts drawn under credit facilities	$46.0	$48.7
Bank overdrafts	51.5	73.0

Total	$97.5	$121.7

The weighted average interest rate on short-term financing was 6.8% and 7.0% as of December 31, 2013 and 2012, respectively.

Long-term debt

Long-term debt consisted of the following:

	December 31,
(in millions)	2013	2012
Senior Term Loan Facilities:
Term B Loan due 2017, variable interest rate of 5.00% at December 31, 2013 and 2012	$2,711.1	$2,489.0
Euro Tranche Term Loan due 2017, variable interest rate of 5.25% at December 31, 2013	177.0	—
Asset Backed Loan (ABL) Facilities:
ABL Facility due 2018, variable interest rate of 2.96% and 3.15% at December 31, 2013 and 2012, respectively	68.5	254.7
ABL Term Loan due 2016, variable interest rate of 3.50% at December 31, 2013	100.0	—
European ABL Facility (“Euro ABL”) due 2016, variable interest rate of 2.67% and 2.61% at December 31, 2013 and 2012, respectively	61.6	66.7
Senior Subordinated Notes:
Senior Subordinated Notes due 2017, fixed interest rate of 10.50% and 12.00% at December 31, 2013 and 2012, respectively	600.0	600.0
Senior Subordinated Notes due 2018, fixed interest rate of 10.50% and 12.00% at December 31, 2013 and 2012, respectively	50.0	400.0
Other long-term debt	—	6.2

Total long-term debt before discount	3,768.2	3,816.6
Less: discount on debt	(31.4)	(40.6)

Total long-term debt	3,736.8	3,776.0
Less: current maturities	(79.7)	(25.8)

Total long-term debt, excluding current maturities	$3,657.1	$3,750.2

On February 28, 2011, the Company completed a refinancing of the Senior Term Loan Facilities to borrow an additional $350 million, extend maturities and reduce interest rates, thereby providing additional operational and financial flexibility. As a part of this refinancing, the Company entered into a new $1.98 billion term loan which was used to pay down the existing term loans, including certain call premiums, and repay a substantial portion of the ABL Facility. As a result of this refinancing, the Company recognized a loss on extinguishment of $16.1 million and additional expenses of $1.9 million for third party fees in other expenses, net in the consolidated statement of operations related to the refinancing.

On October 3, 2012, the Company completed an additional refinancing of its Term B Loan to borrow an additional $550.0 million and to amend certain terms, including an increase in the permitted foreign subsidiary debt and additional flexibility for future debt issuances. The Term B Loan has a variable interest rate based on the current benchmark rate London Interbank Offered Rate (“LIBOR”) and a credit spread of 3.50%, with a LIBOR floor of 1.50%. As a result of this refinancing, the Company recognized a loss on extinguishment of $0.5 million and additional expenses of $7.2 million for third party fees in other expenses, net in the consolidated statement of operations.

On February 22, 2013, the Company amended terms of the Term B Loan to borrow an additional $250.0 million on the existing Term B Loan, which is payable in installments of $7.0 million per quarter, with the remaining principal balance due on June 30, 2017. In addition, the Company issued a new Euro-denominated tranche in the amount of €130.0 million ($173.6 million). The Euro Tranche Term Loan has a variable interest rate based on the current benchmark rate (LIBOR) and a credit spread of 3.75%, with a LIBOR floor of 1.50% and is payable in installments of €0.3 million per quarter, with the remaining principal balance due on June 30, 2017. As a result of this refinancing, the Company recognized expenses of $6.2 million for third party and arranger fees in other expenses, net in the consolidated statement of operations.

On March 25, 2013, the Company modified its ABL Facility to increase the committed amount from $1.1 billion to $1.3 billion and extend the maturity date of the revolving credit lines from November 30, 2015 to March 23, 2018. The ABL Facility has a variable interest rate calculated as a function of the current benchmark rate (LIBOR) and a credit spread of 1.50%. This credit spread is determined by a pricing grid that is based on average combined availability of the facility. As a result of this refinancing, the Company recognized a loss on extinguishment of debt of $2.5 million. In addition, on March 25, 2013, the Company entered into a $100.0 million ABL Term Loan which matures on March 25, 2016. The ABL Term Loan has a variable interest rate calculated as a function of the current benchmark rate (LIBOR) and a credit spread of 3.25%.

On March 27, 2013, the Company made a $350.0 million prepayment on the $400.0 million principal balance of the Senior Subordinated Notes due 2018. As a result of this prepayment, the Company wrote off a total of $6.1 million of unamortized deferred financing fees and discount, and paid a $21.0 million prepayment premium, both of which are included in interest expense. The interest rate on the remaining $650.0 million Senior Subordinated Notes was reduced from a 12.00% to a 10.50% per annum fixed rate.

On July 30, 2013, the Company entered into interest rate swap contracts with $2.0 billion in notional value under which the Company will pay a fixed interest rate and receive a variable interest rate related to the Term B Loan. Refer to “Note 15: Derivatives” for more information regarding the interest rate swap.

As of December 31, 2013, availability of the entire $1.3 billion in ABL Facility credit commitments is determined based on the periodic reporting of available qualifying collateral, as defined in the ABL Facility credit agreement. Approximately $710.5 million and $572.1 million were available under the ABL Facility at December 31, 2013 and 2012, respectively. An unused line fee of 0.500% and 0.375% is in effect at December 31, 2013 and 2012, respectively.

As of December 31, 2013, certain of the Company’s European subsidiaries had a €68 million secured asset-based lending credit facility due December 31, 2016, referred to as the Euro ABL. The Euro ABL has a variable interest rate calculated as a function of the current benchmark rate Euro Interbank Offered Rate (EURIBOR) and a credit spread of 2.50%. Availability of the entire €68 million Euro ABL is determined based on the periodic reporting of available qualifying collateral, as defined in the Euro ABL credit agreement. Approximately $6.7 million and $0.9 million were available under the Euro ABL at December 31, 2013 and 2012, respectively.

The ABL Facility and ABL Term Loan are secured by substantially all of the assets of the US and Canadian operating subsidiaries of the Company. The Senior Term Loan Facilities are also secured by substantially all of the assets of the US operating and management subsidiaries. With respect to shared collateral, the ABL Facility, ABL Term Loan and the Senior Term Loan Facilities are secured by accounts receivable and inventories of the US operating subsidiaries of the Company. The obligations under the ABL Facility and ABL Term Loan are secured by a first priority lien on such accounts receivable and inventory, and the obligations under the Senior Term Loan Facilities are secured by a second priority lien on such accounts receivable and inventory. Under the ABL Facility, Canadian entities secure the obligations of the Canadian borrower. In addition, 65% of the shares of all first-tier foreign subsidiaries owned by the US subsidiaries have been pledged as security to the lenders in respect of all obligations. The Euro ABL is secured by accounts receivable of the Company’s subsidiaries in Belgium, France and the Netherlands.

Assets pledged under the ABL Facility, ABL Term Loan, Senior Term Loan Facilities and the Euro ABL are as follows:

	December 31,
(in millions)	2013	2012
Cash	$32.1	$134.2
Trade accounts receivable, net	898.9	872.6
Inventories	616.5	656.8
Prepaids and other current assets	95.8	145.8
Property, plant and equipment, net	844.4	903.5

Total	$2,487.7	$2,712.9

The Company’s subsidiaries noted as borrowers and guarantors under the ABL Facility and ABL Term Loan are subject, under certain limited circumstances, to comply with a fixed charge coverage ratio maintenance covenant. Such covenant is calculated based on the consolidated financial results of the Company. As of December 31, 2013 and 2012, such covenant was not in effect but the Company would have been in compliance if it was then in effect. The Company and its subsidiaries are also subject to a significant number of non-financial covenants in each of the credit facilities and the Senior Subordinated Notes that restrict the operations of the Company and its subsidiaries, including, without limitation, requiring that the net proceeds from certain dispositions and capital market debt issuances must be used as mandatory prepayments and restrictions on the incurrence of financial indebtedness outside of these facilities (including restrictions on secured indebtedness), prepaying subordinated debt, making dividend payments, making certain investments, making certain asset dispositions, certain transactions with affiliates and certain mergers and acquisitions.

Future contractual maturities of the long-term debt at December 31, 2013 are as follows:

(in millions)
2014	$79.7
2015	79.7
2016	91.3
2017	3,399.0
2018	118.5

14 Fair value measurements

The Company classifies its financial instruments according to the fair value hierarchy described in “Note 2: Significant accounting policies.”

Items measured at fair value on a recurring basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013 and December 31, 2012:

	Level 1		Level 2		Level 3
(in millions)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Financial current assets:
Forward currency contracts	$—	$—	$0.3	$0.7	$—	$—
Financial noncurrent assets:
Interest rate swap contracts	—	—	2.9	—	—	—
Financial current liabilities:
Forward currency contracts	—	—	0.7	0.7	—	—
Interest rate swap contracts	—	—	7.5	—	—	—
Interest rate cap contracts	—	—	—	0.6	—	—
Financial noncurrent liabilities:
Contingent consideration	—	—	—	—	1.0	25.5

The Company reclassified the 2012 presentation of forward currency contracts to conform to current year presentation.

The amounts related to forward currency contracts are presented in the above table on a gross basis and presented in the consolidated balance sheets on a net basis. The net amounts included in prepaid and other current assets were $0.1 million and $0.4 million and included in other accrued expenses were $0.5 million and $0.4 million as of December 31, 2013 and 2012, respectively.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps and interest rate caps is determined by estimating the net present value of amounts to be paid under the agreement offset by the net present value of the expected cash inflows based on market rates and associated yield curves.

The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consists of contingent consideration related to acquisitions.

(in millions)	2013	2012
Fair value as of January 1	$25.5	$—
Additions	0.2	25.5
Fair value adjustments	(24.7)	—

Fair value as of December 31	$1.0	$25.5

The 2013 and 2012 additions related to the fair value of the contingent consideration associated with the Company’s acquisition of Quimicompuestos and Magnablend, respectively. Refer to “Note 16: Business Combinations” for more information regarding the acquisitions.

The fair value adjustments related to the reduction of the contingent consideration liabilities associated with the Magnablend and Quimicompuestos acquisitions. The reductions were based on actual 2013 performance which resulted in no payouts and an updated estimate of Magnablend’s 2014 performance indicating that the probability of achieving the milestones that would require paying the contingent consideration in 2014 was lower than previously expected. The fair value adjustments are recorded within other operating expenses, net in the consolidated statement of operations. Refer to “Note 16: Business Combinations” for more information regarding the acquisitions.

Financial instruments not carried at fair value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2013 and 2012 were as follows:

	December 31, 2013		December 31, 2012
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Long-term debt including current portion (Level 2)	$3,736.8	$3,767.0	$3,776.0	$3,815.0

The fair values of the long-term debt, including the current portions, were based on current market quotes for similar borrowings and credit risk adjusted for liquidity, margins, and amortization, as necessary.

Fair value of other financial instruments

The carrying value of cash and cash equivalents, trade accounts receivable, trade accounts payable, and short-term financing included in the consolidated balance sheets approximate fair value due to their short-term nature.

15 Derivatives

Interest rate swaps

At December 31, 2013, the Company had interest rate swap contracts in place with a total notional amount of $2.0 billion, whereby a fixed rate of interest (weighted average of 1.64%) is paid and a variable rate of interest (greater of 1.25% or three-month LIBOR) is received on the notional amount.

The objective of the hedging instruments is to offset the variability of cash flows in three-month LIBOR indexed debt interest payments, subject to a 1.50% floor, attributable to changes in the aforementioned benchmark interest rate from September 16, 2013 to June 15, 2017 related to the Term B Loan. Changes in the cash flows of each interest rate swap are expected to be highly effective in offsetting the changes in interest payments on a principal balance equal to the notional amount of the derivative, attributable to the hedged risk. The Company applies hedge accounting related to the interest rate swap contracts and has designated the derivative instrument as a cash flow hedge.

As of December 31, 2013, $6.5 million of deferred, net losses on derivative instruments included in accumulated other comprehensive loss are expected to be recognized in earnings during the next 12 months, coinciding with when the hedged items are expected to impact earnings.

The interest rate floor related to the Senior Term Loan Facility (1.50%) is not identical to the interest rate floor of the interest rate swap contracts (1.25%), which results in hedge ineffectiveness. During the year ended December 31, 2013, $0.2 million of ineffectiveness was recognized within other expense, net within the statement of operations.

The effective portion of the gains and losses related to the interest rate swap contracts are initially recorded in accumulated other comprehensive loss and then reclassified into earnings consistent with the underlying hedged item (interest payments). The fair value of interest rate swaps is recorded either in prepaids and other current assets, other assets, other accrued expenses or other long-term liabilities in the consolidated balance sheets. As of December 31, 2013, the current liability of $7.5 million was included in other accrued expenses and the noncurrent asset of $2.9 million was included in other assets.

During the year ended December 31, 2012, the Company had one interest rate swap contract in place with a notional amount of $500.0 million, whereby a fixed rate of interest (1.781%) was paid and a variable rate of interest (equal to one-month LIBOR) was received on the notional amount. Prior to the debt refinancing on November 30, 2010, hedge accounting was applied as the swap contract hedged the interest rate risk under the Company’s credit facilities. As a result of the debt refinancing, hedge accounting was discontinued on October 1, 2010. The cumulative loss of $13.7 million was amortized to interest expense from accumulated other comprehensive loss over the remaining term of the swap. The interest rate swap expired on December 31, 2012.

Interest rate caps

During 2013 and 2012, the Company had two interest rate caps in place, each with a notional amount of $250.0 million. To the extent the quarterly LIBOR exceeded 2.25%; the Company would have received payment based on the notional amount and the interest rate spread. The Company did not apply hedge accounting for the interest rate caps, which expired on December 31, 2013. The interest rate cap liability was reported in other accrued expenses in the consolidated balance sheets and fair value adjustments were included in other expense, net in the statements of operations.

Foreign currency derivatives

The Company uses forward currency contracts to hedge earnings from the effects of foreign exchange relating to certain of the Company’s intercompany and third party receivables and payables denominated in a foreign currency. These derivative instruments are not formally designated as hedges by the Company and the terms of these instruments range from one to three months. Forward currency contracts are recorded at fair value in either prepaid expenses and other current assets or other accrued expenses in the consolidated balance sheets, reflecting their short-term nature. The fair value adjustments and gains and losses are included in other expense, net within the statements of operations. The total notional amount of undesignated forward currency contracts were $127.7 million and $213.0 million as of December 31, 2013 and 2012, respectively.

The amounts reclassified from accumulated other comprehensive loss to the consolidated statements of operations and the amounts recognized directly in the consolidated statements of operations relating to derivatives are as follows:

	Year Ended December 31,
(in millions)	2013	2012	2011
Losses recorded in accumulated other comprehensive loss:
Interest rate swaps	$5.8	$—	$—
Losses reclassified from accumulated other comprehensive loss to statement of operations:
Interest rate swaps—interest expense	1.4	4.8	7.1
Gains (losses) recognized directly in the statement of operations within other expense, net:
Interest rate swaps	(0.2)	6.1	5.2
Interest rate caps	—	0.1	(4.0)

16 Business combinations

Year ended December 31, 2013

Acquisition of Quimicompuestos

On May 16, 2013, the Company completed an acquisition of 100% of the equity interest in Quimicompuestos S.A. de C.V. (“Quimicompuestos”), a leading distributor of commodity chemicals in Mexico. The acquisition provides the Company with a strong platform for future growth in Mexico and enables the

Company to offer its customers and suppliers the complete end to end value proposition with both specialty chemical and commodity offerings. The final fair values of assets acquired and liabilities assumed for Quimicompuestos are as follows:

(in millions)
Purchase price:
Cash consideration	$92.2
Fair value of contingent consideration	0.2

92.4
Allocation:
Cash and cash equivalents	3.5
Trade accounts receivable	31.2
Inventories	12.9
Prepaid expenses and other current assets	9.0
Property, plant and equipment	18.6
Definite lived intangible assets	30.6
Deferred tax assets	0.7
Goodwill	35.0
Trade accounts payable	(25.3)
Accrued compensation and other accrued expenses	(15.0)
Deferred tax liabilities	(8.8)

$92.4

Pursuant to the terms of the purchase agreement, the Company was conditionally obligated to make an earn-out payment of $5.0 million based on Quimicompuestos’ performance in 2013. As part of the allocation of the purchase price, the Company recognized $0.2 million in other accrued expenses related to the fair value of Quimicompuestos’ contingent consideration on the date of acquisition. The contingent consideration was recognized at fair value based on a real options approach, which took into account management’s best estimate of Quimicompuestos’ performance in 2013, as well as achievement risk. The weighted average probability of achievement (unobservable input) was estimated to be 5% at the acquisition date. For the year ended December 31, 2013, Quimicompuestos did not achieve the required performance target, which resulted in no earnout payment.

Costs of $7.5 million directly attributable to the acquisition, consisting of legal and consultancy fees, were expensed as incurred in other operating expenses, net within the consolidated statements of operations.

Substantially all of the goodwill recognized above was attributed to the expected synergies from combining the assets and activities of Quimicompuestos with those of the Company’s ROW segment. The goodwill arising on the Quimicompuestos acquisition is not tax-deductible. The intangible assets recognized primarily consisted of customer relationships of $19.9 million, which are being amortized on an accelerated basis over a period of 11 years, and non-compete agreements of $10.0 million, which are being amortized on a straight line basis over a period of 3 years. The weighted average amortization period for intangibles related to the acquisition is 8.2 years.

The consolidated financial statements include the results of Quimicompuestos from the acquisition date. Had the acquisition occurred on January 1, 2012, there would not have been a significant change to the Company’s net sales and net loss. Additionally, net sales and net income contributed by Quimicompuestos to the Company post-acquisition were not significant.

Year ended December 31, 2012

Acquisition of Magnablend Holdings, Inc.

On December 11, 2012, the Company completed an acquisition of 100% of the equity interest in Magnablend Holdings, Inc. (“Magnablend”), a Texas-based provider of custom specialty chemical manufacturing, blending and packaging solutions. The acquisition provides the Company with a strong platform for future growth in the rapidly growing North American oil and gas market.

Summarized financial information

In 2013, the Company finalized its purchase accounting and recorded adjustments related to working capital that were previously provisionally determined. The net impact of these adjustments was a decrease of $12.0 million to goodwill. The final fair values of assets acquired and liabilities assumed for Magnablend are as follows:

(in millions)
Purchase price:
Cash consideration	$491.5
Fair value of contingent consideration	25.5

517.0
Allocation:
Cash and cash equivalents	3.0
Trade accounts receivable	56.8
Inventories	60.0
Prepaid expenses and other current assets	13.0
Deferred tax assets	2.0
Property, plant and equipment	35.7
Other assets	1.6
Definite lived intangible assets	198.2
Goodwill	259.0
Trade accounts payable	(23.4)
Accrued compensation and other accrued expenses	(16.4)
Deferred tax liabilities	(72.5)

$517.0

Pursuant to the terms of the purchase agreement, the Company was conditionally obligated to make an earn-out payment of up to $50.0 million based on Magnablend’s performance in 2013 and 2014. As part of the allocation of the purchase price, the Company recognized $25.5 million in other long-term liabilities related to the fair value of Magnablend’s contingent consideration on the date of acquisition. The contingent consideration was recognized at fair value based on a real options approach, which took into account management’s best estimate of Magnablend’s performance in 2013 and 2014, as well as achievement risk. The weighted average probability of achievement (unobservable input) was estimated to be 4.2% and 54.4% at December 31, 2013 and December 31, 2012, respectively.

For the year ended December 31, 2013, the liability was re-measured and resulted in a $24.5 million adjustment, which was included in other operating expenses, net. The adjustment was attributable to Magnablend not achieving the required 2013 performance target and thus no earnout payment and a reduced forecast related to the 2014 performance target. As of December 31, 2013, the current liability related to the contingent consideration was $1.0 million. As of December 31, 2013, an increase of 10% in the probability of achievement (unobservable input) would increase the liability by approximately $2.5 million.

Costs of $6.5 million directly attributable to the acquisition, consisting of legal and consultancy fees, were expensed as incurred in other operating expenses, net within the consolidated statements of operations.

Substantially all of the goodwill recognized above was attributed to the expected synergies from combining the assets and activities of Magnablend with those of the Company’s USA segment. The goodwill arising on the Magnablend acquisition is not tax-deductible. The intangible assets recognized were primarily customer relationships of $192.5 million, which are being amortized on an accelerated basis over a period of 13 years. The weighted average amortization period for intangibles related to the acquisition is 12.9 years.

The consolidated financial statements include the results of Magnablend from the acquisition date. Net sales and net loss of Magnablend included in the consolidated statement of operations for the year ended December 31, 2012, were $14.4 million and $4.9 million, respectively.

Supplemental pro forma information (unaudited)

The following table presents summarized pro forma results of the Company had the acquisition date of Magnablend been on January 1, 2011:

(in millions, except per share data)	2012	2011
Net sales	$10,112.5	$9,900.7
Net loss	(181.5)	(187.4)
Loss per common share—basic and diluted	$(0.93)	$(0.96)

The supplemental pro forma information presents the combined operating results of the Company and the business acquired, adjusted to exclude acquisition-related costs, include the additional depreciation and amortization expense associated with the effect of fair value adjustments recognized, and to include interest expense and amortization of debt issuance costs related to the Company’s borrowings used to fund the acquisition.

Year ended December 31, 2011

In 2011, the Company completed three acquisitions for a total purchase price of $158.5 million.

On January 3, 2011, the Company completed an acquisition of 100% of the equity interest in Quaron, a leading chemical distributor in Belgium and the Netherlands. The combined organizations will offer better product selection and enhanced value-added services to customers and provide supplier partners with greater opportunities for sales growth and technical service.

On March 16, 2011, the Company completed an acquisition of 100% of the equity interest in Eral-Protek, a leading chemical distributor in Turkey. This acquisition gives the Company a greater presence in the region, as Turkey is a growing market and an important logistical and cultural bridge between Europe and the Company’s growing Middle Eastern and African businesses.

On August 31, 2011, the Company completed an acquisition of 100% of the equity interest in Arinos, a leading chemical distributor of specialty and commodity chemicals and high-value services in Brazil. The acquisition provides the Company with a presence in the Brazilian market and will provide customers with access to a broader base of products through the Company’s existing global supply chain.

Summarized financial information

The final aggregate fair values of assets acquired and liabilities assumed for the 2011 acquisitions were as follows:

(in millions)
Purchase price:
Cash consideration	$158.5

Allocation:
Cash and cash equivalents	3.1
Trade accounts receivable	42.2
Inventories	26.0
Prepaid expenses and other current assets	7.4
Property, plant and equipment	54.2
Definite lived intangible assets	39.9
Goodwill	68.1
Deferred tax assets	2.3
Other assets	19.9
Short-term financing	(8.4)
Trade accounts payable	(26.6)
Other accrued expenses	(14.0)
Long-term debt	(15.4)
Deferred tax liabilities	(19.4)
Other long-term liabilities	(20.8)

$158.5

As part of the allocation of the purchase price in 2011, the Company recognized $15.6 million (29.3 million Brazilian Reals) in other long-term liabilities for Arinos contingencies incurred pre-acquisition. The contingencies primarily relate to taxes and potential labor claims. The contingencies will be resolved within five years of the acquisition date as the statute of limitations for each potential claim expires at various dates through 2016. The Company also recognized a $15.6 million (29.3 million Brazilian Reals) indemnification asset in other assets relating to these Arinos contingencies as part of the allocation price in 2011. Under the terms of the Arinos Purchase and Sale Agreement between the Company and the sellers, the Company has a right to recover from the sellers any costs associated with certain contingent liabilities incurred pre-acquisition. Indemnification payments from the sellers are subject to an overall cap of 40.0 million Brazilian Reals within five years from the date of acquisition. The initial recognition and value of the indemnification asset was on the same basis as the related indemnified items. The subsequent accounting for the indemnification asset will reflect the manner in which the indemnified items are subsequently measured, subject to collectability and any contractual limitations on the indemnification payments.

Goodwill and other intangible assets of $47.5 million and $60.5 million were allocated to the Company’s EMEA and ROW segments, respectively, relating to the 2011 acquisitions. Substantially all of the goodwill recognized was attributed to the expected synergies from combining the assets and activities of acquired companies with those of the Company’s existing businesses. The goodwill arising on the 2011 acquisitions is not tax-deductible. The intangible assets recognized in 2011 business combinations were primarily customer relationships, which are being amortized on an accelerated basis over a weighted-average period of 6.9 years.

Costs of $11.2 million directly attributable to the acquisitions, consisting of legal and consultancy fees, were expensed as incurred in other operating expenses, net within the consolidated statements of operations. The consolidated financial statements include the results of each acquisition from the acquisition date. Net sales and net loss of the above acquisitions included in the consolidated statement of operations for the year ended December 31, 2011, were $204.4 million and $2.5 million, respectively.

Supplemental pro forma information (unaudited)

The following table presents summarized pro forma results of the Company and the acquired entities had the acquisition dates of all 2011 business combinations been January 1, 2011:

(in millions, except per share data)	2011
Net sales	$9,799.1
Net loss	(171.9)
Loss per common share—basic and diluted	$(0.88)

The supplemental pro forma information presents the combined operating results of the Company and the businesses acquired, adjusted to exclude acquisition-related costs, to include the additional depreciation and amortization expense associated with the effect of fair value adjustments recognized, and to include interest expense and amortization of debt issuance costs related to the Company’s borrowings used to fund the acquisitions.

17 Commitments and contingencies

Operating lease commitments

Minimum rental commitments at December 31, 2013, under non-cancelable operating leases with lease terms in excess of one year are as follows:

(in millions)	Minimum Rental Commitments
2014	$73.5
2015	63.0
2016	50.6
2017	36.7
2018	27.9
More than five years	66.9

Total	$318.6

Rental and lease expense for the years ended December 31, 2013, 2012 and 2011 were $57.9 million, $54.2 million, and $54.4 million, respectively. Rental and lease commitments related to land, buildings and fleet.

Litigation

In the ordinary course of business the Company is subject to pending or threatened claims, lawsuits, regulatory matters and administrative proceedings from time to time. Where appropriate the Company has recorded provisions in the consolidated financial statements for these matters. The liabilities for injuries to persons or property are in some instances covered by liability insurance, subject to various deductibles and self-insured retentions.

The Company is not aware of any claims, lawsuits, regulatory matters or administrative proceedings, pending or threatened, that are likely to have a material effect on its overall financial position, results of operations, or cash flows. However, the Company cannot predict the outcome of any claims or litigation or the potential for future claims or litigation.

The Company is subject to liabilities from claims alleging personal injury from exposure to asbestos. The claims result primarily from an indemnification obligation related to Univar USA Inc.’s 1986 purchase of McKesson Chemical Company from McKesson Corporation (“McKesson”). Univar USA’s obligation to indemnify McKesson for settlements and judgments arising from asbestos claims is the amount which is in excess of applicable insurance coverage, if any, which may be available under McKesson’s historical insurance coverage. Univar USA is also a defendant in a small number of asbestos claims. As of December 31, 2013, there were fewer than 128 asbestos-related claims for which the Company has liability for defense and indemnity pursuant to the indemnification obligation. Historically, the vast majority of the claims against both McKesson and Univar USA have been dismissed without payment. While the Company is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of any of these matters will have a material effect on its overall financial position, results of operations, or cash flows. However, the Company cannot predict the outcome of any present or future claims or litigation and adverse developments could negatively impact earnings or cash flows in a particular future period.

Environmental

The Company is subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively “environmental remediation work”) at approximately 124 locations, some that are now or were previously Company-owned/occupied and some that were never Company-owned/occupied (“non-owned sites”).

The Company’s environmental remediation work at some sites is being conducted pursuant to governmental proceedings or investigations, while the Company, with appropriate state or federal agency oversight and approval, is conducting the environmental remediation work at other sites voluntarily. The Company is currently undergoing remediation efforts or is in the process of active review of the need for potential remediation efforts at approximately 106 current or formerly Company-owned/occupied sites. In addition, the Company may be liable for a share of the clean-up of approximately 18 non-owned sites. These non-owned sites are typically (a) locations of independent waste disposal or recycling operations with alleged or confirmed contaminated soil and/or groundwater to which the Company may have shipped waste products or drums for re-conditioning, or (b) contaminated non-owned sites near historical sites owned or operated by the Company or its predecessors from which contamination is alleged to have arisen.

In determining the appropriate level of environmental reserves, the Company considers several factors such as information obtained from investigatory studies; changes in the scope of remediation; the interpretation, application and enforcement of laws and regulations; changes in the costs of remediation programs; the development of alternative cleanup technologies and methods; and the relative level of the Company’s involvement at various sites for which the Company is allegedly associated. The level of annual expenditures for remedial, monitoring and investigatory activities will change in the future as major components of planned remediation activities are completed and the scope, timing and costs of existing activities are changed. Project lives, and therefore cash flows, range from 2 to 30 years, depending on the specific site and type of remediation project.

Although the Company believes that its reserves are adequate for environmental contingencies, it is possible, due to the uncertainties noted above, that additional reserves could be required in the future that could have a material effect on the overall financial position, results of operations, or cash flows in a particular period. This additional loss or range of losses cannot be recorded at this time, as it is not reasonably estimable.

Changes in total environmental liabilities are as follows:

(in millions)	2013	2012
Environmental liabilities at January 1	$146.6	$165.6
Revised obligation estimates	4.3	(2.0)
Environmental payments	(14.4)	(17.5)
Exchange differences and other	0.5	0.5

Environmental liabilities at December 31	$137.0	$146.6

Environmental liabilities of $30.4 million and $32.0 million were classified as current in other accrued expenses in the consolidated balance sheets as of December 31, 2013 and 2012, respectively. The long-term portion of environmental liabilities is recorded in other long-term liabilities in the consolidated balance sheets.

The Company manages estimated cash flows by project. These estimates are subject to change if there are modifications to the scope of the remediation plan or if other factors, both external and internal, change the timing of the remediation activities. The Company periodically reviews the status of all existing or potential environmental liabilities and adjusts its accruals based on all available, relevant information. Based on current estimates, the expected payments for environmental remediation for the next five years and thereafter at December 31, 2013 are as follows, with projects for which timing is uncertain included in the 2014 estimated amount:

(in millions)
2014	$30.4
2015	17.7
2016	12.4
2017	10.9
2018	10.0
Thereafter	59.4

Total	$140.8

Competition

At the end of May 2013, the Autorité de la concurrence, France’s competition authority, fined the Company $19.91 million (€15.18 million) for alleged price fixing. The price fixing was alleged to have occurred prior to 2006. The Company will not appeal the fine which has been paid in full as of December 31, 2013.

The US Federal Trade Commission (“FTC”) began an investigation in 2011 of the Company’s bleach distribution business in North Carolina and Virginia. On April 5, 2013, the FTC informed the Company that the investigation has been closed and that no further action is warranted at this time.

Customs and International Trade Laws

In April 2012, the US Department of Justice (“DOJ”) issued a civil investigative demand to the Company in connection with an investigation into the Company’s compliance with applicable customs and international trade laws and regulations relating to the importation of saccharin since December 27, 2002. At around the same time, the Company became aware of an investigation being conducted by US Customs and Border Patrol (“CBP”) into the Company’s importation of saccharin. The Company is cooperating with DOJ and CBP. The Company has not recorded a liability related to either of these investigations as any potential loss is neither probable nor estimable at this stage in either investigation.

18 Related party transactions

CD&R and CVC charged the Company a total of $5.2 million, $5.2 million and $4.4 million in 2013, 2012 and 2011, respectively, for advisory services provided to the Company pertaining strategic consulting. These amounts were recorded in other operating expenses, net.

The following table summarizes the Company’s sales and purchases with related parties:

	Year Ended December 31,
(in millions)	2013	2012	2011
CVC:
Sales to affiliate companies	$10.5	$23.1	$31.2
Purchases from affiliate companies	19.0	13.3	27.7
CD&R:
Sales to affiliate companies	3.5	11.5	8.3
Purchases from affiliate companies	0.4	0.4	—
Board of Directors:
Sales to affiliate companies	5.2	—	—
Purchases from affiliate companies	0.2	—	—

The following table summarizes the Company’s receivables due from and payables due to related parties:

	Year Ended December 31,
(in millions)	2013	2012
Due from affiliates	$1.9	$1.7
Due to affiliates	0.7	0.4

Included in interest expense is $4.0 million for the year ended December 31, 2011, related to loans payable to Univar N.V. In conjunction with the CD&R transaction, these loans were paid off on January 11, 2011, in the amount of $956.6 million.

The Senior Subordinated Notes are held by indirect stockholders of the Company and are therefore considered due to related parties. Refer to “Note 13: Debt” for further information regarding the Senior Subordinated Notes.

19 Segments

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Management evaluates performance on the basis of Adjusted EBITDA. Adjusted EBITDA is defined as consolidated net loss, plus the sum of: interest expense, net of interest income; income tax expense (benefit); depreciation; amortization; other operating expenses, net; impairment charges; loss on extinguishment of debt; and other expense, net.

Transfer prices between operating segments are set on an arms-length basis in a similar manner to transactions with third parties. Corporate operating expenses that directly benefit segments have been allocated to the operating segments. Allocable operating expenses are identified through a review process by management. These costs are allocated to the operating segments on a basis that approximates the use of services. This is typically measured on a weighted distribution of margin, asset, headcount or time spent.

Other/Eliminations represents the elimination of inter-segment transactions as well as unallocated corporate costs consisting of costs specifically related to parent company operations that do not directly benefit segments, either individually or collectively.

Financial information for the Company’s segments is as follows.

(in millions)	USA	Canada	EMEA	ROW	Other/ Eliminations	Consolidated
Year ended December 31, 2013
Net sales
External customers	$5,964.5	$1,558.7	$2,326.8	$474.6	$—	$10,324.6
Inter-segment	116.5	8.0	4.0	—	(128.5)	—

Total net sales	6,081.0	1,566.7	2,330.8	474.6	(128.5)	10,324.6
Cost of goods sold (exclusive of depreciation)	4,953.4	1,316.6	1,902.9	404.3	(128.5)	8,448.7

Gross profit	1,127.6	250.1	427.9	70.3	—	1,875.9
Outbound freight and handling	201.3	41.6	76.1	7.0	—	326.0
Warehousing, selling and administrative	492.6	102.4	299.3	48.3	9.1	951.7

Adjusted EBITDA	$433.7	$106.1	$52.5	$15.0	$(9.1)	$598.2

Other operating expenses, net.						12.0
Depreciation						128.1
Amortization						100.0
Impairment charges						135.6
Loss on extinguishment of debt						2.5
Interest expense, net						294.5
Other expense, net						17.6
Income tax benefit						(9.8)

Net loss						$(82.3)

Total assets	$4,127.2	$1,780.2	$1,441.6	$268.9	$(1,400.9)	$6,217.0
Property, plant and equipment, net	621.9	147.6	226.7	26.0	74.9	1,097.1
Capital expenditures	59.9	15.8	23.8	3.0	38.8	141.3

(in millions)	USA	Canada	EMEA	ROW	Other/ Eliminations	Consolidated
Year ended December 31, 2012 (1)
Net sales
External customers	$5,659.2	$1,494.4	$2,283.0	$310.5	$—	$9,747.1
Inter-segment	138.2	16.0	4.3	—	(158.5)	—

Total net sales	5,797.4	1,510.4	2,287.3	310.5	(158.5)	9,747.1
Cost of goods sold (exclusive of depreciation)	4,728.7	1,242.0	1,851.1	261.3	(158.5)	7,924.6

Gross profit	1,068.7	268.4	436.2	49.2	—	1,822.5
Outbound freight and handling	186.1	38.1	77.7	6.3	—	308.2
Warehousing, selling and administrative	456.6	103.8	298.8	39.2	8.7	907.1

Adjusted EBITDA	$426.0	$126.5	$59.7	$3.7	$(8.7)	$607.2

Other operating expenses, net						177.7
Depreciation						111.7
Amortization						93.3
Impairment charges						75.8
Loss on extinguishment of debt						0.5
Interest expense, net						268.1
Other expense, net						1.9
Income tax expense						75.6

Net loss						$(197.4)

Total assets	$4,049.6	$1,812.1	$1,446.5	$218.2	$(995.9)	$6,530.5
Property, plant and equipment, net	630.4	153.9	240.3	9.1	119.1	1,152.8
Capital expenditures	35.4	14.7	53.7	1.9	64.4	170.1

(in millions)	USA	Canada	EMEA	ROW	Other/ Eliminations	Consolidated
Year ended December 31, 2011(1)
Net sales
External customers	$5,660.8	$1,386.1	$2,437.6	$234.0	$—	$9,718.5
Inter-segment	61.5	9.3	4.8	—	(75.6)	—

Total net sales	5,722.3	1,395.4	2,442.4	234.0	(75.6)	9,718.5
Cost of goods sold (exclusive of depreciation)	4,652.0	1,137.9	1,973.6	195.1	(75.6)	7,883.0

Gross profit	1,070.3	257.5	468.8	38.9	—	1,835.5
Outbound freight and handling	175.1	36.8	79.4	2.8	—	294.1
Warehousing, selling and administrative	445.3	99.7	313.0	22.9	14.5	895.4

Adjusted EBITDA	$449.9	$121.0	$76.4	$13.2	$(14.5)	$646.0

Other operating expenses, net.						140.3
Depreciation						108.4
Amortization						90.0
Impairment charges						173.9
Loss on extinguishment of debt						16.1
Interest expense, net						273.6
Other expense, net						4.0
Income tax expense						15.9

Net loss						$(176.2)

Total assets	$3,324.3	$1,686.1	$1,336.7	$207.9	$(842.9)	$5,712.1
Property, plant and equipment, net	626.6	146.0	214.2	9.7	66.3	1,062.8
Capital expenditures	24.9	8.3	32.0	0.7	37.0	102.9

(1)	The 2012 and 2011 amounts were revised in accordance with the reclassifications discussed in Note 2 to conform to the current period presentation.

Business line information

Over 97% of the Company’s net sales from external customers relate to its industrial chemical business. Other sales to external customers relate to services for collecting and arranging for the transportation of hazardous and nonhazardous waste.

Risks and Concentrations

No single customer accounted for more than 10% of net sales in any of the years presented.

The Company has portions of its labor force that are a part of collective bargaining agreements. A work stoppage or other limitation on operations could occur as a result of disputes under existing collective bargaining agreements with labor unions or government based work counsels or in connection with negotiation of new collective bargaining agreements. As of December 31, 2013 and 2012, approximately 29 percent and 27 percent of the Company’s labor force is covered by a collective bargaining agreement, respectively, and approximately 12 percent of the Company’s labor force is covered by a collective bargaining agreement that will expire within one year.

20 Quarterly financial information (unaudited)

The following tables contain selected unaudited statement of operations information for each quarter of 2013 and 2012. The tables include all adjustments, consisting only of normal recurring adjustments, that is necessary for fair presentation of the consolidated financial position and operating results for the quarters presented. Our business is affected by seasonality, which historically has resulted in higher sales volume during our second and third quarter.

Unaudited quarterly results for 2013 are as follows:

	Year Ended December 31, 2013
(in millions, except per share data)	March 31(1)	June 30(2)	September 30(3)	December 31(4)
Net sales	$2,490.5	$2,795.2	$2,619.6	$2,419.3
Gross profit	464.3	483.6	471.2	456.8
Income (loss) before income taxes	(58.5)	(27.0)	(50.3)	43.7
Income tax expense (benefit)	(5.3)	(10.0)	(0.2)	5.7
Net income (loss)	(53.2)	(17.0)	(50.1)	38.0
Earnings (loss) per share:
Basic and diluted	$(0.27)	$(0.09)	$(0.25)	$0.19
Shares used in computation of earnings (loss) per share:
Basic	197.0	197.0	197.0	197.2
Diluted	197.0	197.0	197.0	197.4

(1)	Included in the first quarter of 2013 within interest expense were $27.1 million of fees associated with the March 2013 early payment on the Subordinated Notes of $350.0 million.
(2)	Included in the second quarter of 2013 was the impairment of a global enterprise resource planning system of $58.0 million.
(3)	Included in the third quarter of 2013 was the ROW goodwill impairment charge of $73.3 million.
(4)	Included in the fourth quarter of 2013 was a gain of $73.5 million relating to the annual mark to market adjustment on the defined benefit pension and postretirement plans.

	Year Ended December 31, 2012
(in millions, except per share data)	March 31	June 30	September 30	December 31(1)
Net sales	$2,406.1	$2,682.3	$2,424.4	$2,234.3
Gross profit	461.3	486.5	462.0	412.7
Income (loss) before income taxes	25.1	23.7	41.6	(212.2)
Income tax expense	10.6	18.9	9.7	36.4
Net income (loss)	14.5	4.8	31.9	(248.6)
Earnings (loss) per share:
Basic and diluted	$0.07	$0.02	$0.16	$(1.27)
Shares used in computation of earnings (loss) per share:
Basic	194.6	194.7	195.5	195.9
Diluted	195.1	195.1	195.8	195.9

(1)	Included in the fourth quarter of 2012 was a loss of $83.6 million relating to the annual mark to market adjustment on the defined benefit pension and postretirement plans. Also included was the EMEA reporting unit’s goodwill impairment charge of $75.0 million. The Company recognized a $92.4 million deferred tax valuation allowance in the fourth quarter of 2012.

21 Subsequent events

The Company has evaluated subsequent events through February 28, 2014, the date that these financial statements were available to be issued.

                Shares

Univar Inc.

Common Stock

PROSPECTUS

Deutsche Bank Securities

Goldman, Sachs & Co.

BofA Merrill Lynch

Barclays

Credit Suisse

J.P. Morgan

Jefferies

Morgan Stanley

                , 2014

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

SEC Registration Fee		$12,880
FINRA Filing Fee		$15,500
Stock Exchange Listing Fee	$	*
Printing Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
Transfer Agent Fees and Expenses	$	*
Miscellaneous	$	*
Total	$	*

* To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware General Corporation Law

Univar Inc. is incorporated under the laws of the state of Delaware.

Section 145(a) of the General Corporation Law of the State of Delaware, or the DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses, including attorneys’ fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Our Third Amended and Restated Certificate of Incorporation will contain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions will eliminate a director’s personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

Our Third Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our Third Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. Our Third Amended and Restated Certificate of Incorporation will contain such a provision.

Indemnification Agreements

Prior to the completion of this offering, we will enter into indemnification agreements with our directors and executive officers. The indemnification agreements will provide the directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

Directors’ and Officers’ Liability Insurance

We have obtained directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers and our subsidiaries, may, in such capacities, incur.

Underwriting Agreement

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

The following exhibits are included as exhibits to this Registration Statement.

Exhibit List

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.

3.1*	Form of Third Amended and Restated Certificate of Incorporation to be effective upon completion of the offering

3.2*	Form of Amended and Restated Bylaws to be effective upon completion of the offering

4.1*	Form of Common Stock Certificate

4.2*	Indenture, dated as of October 11, 2007, by and among Ulixes Acquisition B.V., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.3*	First Supplemental Indenture, dated as of October 19, 2007, by and among Ulixes Acquisition B.V., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.4*	Second Supplemental Indenture, dated as of September 20, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.5*	Amendment to the Second Supplemental Indenture, dated as of October 8, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.6*	Second Amendment to the Second Supplemental Indenture, dated as of October 28, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.7*	Third Supplemental Indenture, dated as of November 15, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.8*	Fourth Supplemental Indenture, dated as of December 20, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.9*	Fifth Supplemental Indenture, dated as of October 1, 2012, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.10*	Sixth Supplemental Indenture, dated as of February 4, 2013, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.11*	Seventh Supplemental Indenture, dated as of March 27, 2013, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.12*	Indenture, dated as of December 20, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.13*	Supplemental Indenture, dated as of October 1, 2012, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.14*	Second Supplemental Indenture, dated as of February 4, 2013, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.15*	Third Supplemental Indenture, dated as of March 18, 2013, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.16*	Registration Rights Agreement, dated as of December 20, 2010, by and among Univar Inc., the guarantors party thereto, Apollo Investment Corporation, AIE EuroLux S.à.r.l., GSLP I Offshore Holdings Fund A, L.P., GSLP I Offshore Holdings Fund B, L.P., GSLP I Offshore Holdings Fund C, L.P., GSLP Onshore Holdings Fund, L.L.C., FS Investment Corporation, GSO COF Facility LLC, Highbridge Principal Strategies—Mezzanine Partners Delaware Subsidiary, LLC, Highbridge Principal Strategies— Institutional Mezzanine Partners Subsidiary, L.P., Highbridge Principal Strategies—Offshore Mezzanine Partners Master Fund, L.P., Highbridge Mezzanine Partners LLC and JPM Mezzanine Capital, LLC

4.17*	Third Amended and Restated Stockholders’ Agreement, dated as of June 27, 2012, among Univar Inc., the stockholders party thereto and, for the limited purpose of the observer rights set forth in Section 4.02(d) thereof, Parcom Ulysses 2 S.à.r.l. and Parcom Buy Out Fund II B.V.

5.1*	Opinion of Debevoise & Plimpton LLP

10.1*	Third Amended and Restated Credit Agreement, dated as of October 3, 2012, by and among Univar Inc., as borrower, Bank of America, N.A., as administrative agent, joint lead arranger and joint bookrunner, and Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as joint lead arrangers, joint bookrunners and co-syndication agents

10.2*	Amended and Restated Security Agreement, dated as of October 11, 2007 and amended and restated as of February 28, 2011, by and among Univar Inc., the grantors party thereto and Bank of America, N.A., as collateral agent

10.3*	Supplement No. 1 to the Amended and Restated Security Agreement, dated as of October 31, 2009, by and among the grantors party thereto and Bank of America, N.A., as collateral agent

10.4*	Supplement No. 2 to the Amended and Restated Security Agreement, dated as of February 12, 2013, by and among the grantors party thereto and Bank of America, N.A., as collateral agent

10.5*	Amended and Restated Guarantee, dated as of October 11, 2007, as reaffirmed on September 20, 2010 and further amended and restated as of February 28, 2011, by the guarantors party thereto and Bank of America, N.A., as administrative agent

10.6*	Second Amended and Restated Senior ABL Credit Agreement, dated as of March 25, 2013, by and among Univar Inc., as U.S. parent borrower, the borrowers party thereto, Univar Canada, Ltd., as Canadian borrower, the facility guarantors party thereto, Bank of America, N.A. as U.S. administrative agent, U.S. swingline lender and collateral agent, Bank of America, N.A. (acting through its Canada branch) as Canadian administrative agent, Canadian swingline lender and Canadian letter of credit issuer, the lenders from time to time party thereto, Wells Fargo Capital Finance, LLC, J.P, Morgan Securities LLC and Deutsche Bank Securities Inc. as co-syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance LLC as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Capital Finance LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as joint bookrunners, and HSBC Bank USA, N.A., Union Bank, N.A., Morgan Stanley Senior Funding, Inc. and Suntrust Bank, as co-documentation agents

10.7*	ABL Pledge and Security Agreement, dated as of October 11, 2007, by and among Univar Inc., the grantors party thereto and Bank of America, N.A., as collateral agent

10.8*	Supplement No. 1 to the ABL Pledge and Security Agreement, dated as of October 31, 2009, by and among the grantors party thereto and Bank of America, N.A., as collateral agent

10.9*	Supplement No. 2 to the ABL Pledge and Security Agreement, dated as of February 12, 2013, by and among the grantors party thereto and Bank of America, N.A., as collateral agent

10.10*	ABL Patent Security Agreement, dated as of October 11, 2007, by Univar USA Inc. in favor of Bank of America, N.A., in its capacity as collateral agent

10.11*	ABL Copyright Security Agreement, dated as of October 11, 2007, by Univar USA Inc. in favor of Bank of America, N.A., in its capacity as collateral agent

10.12*	ABL Trademark Security Agreement, dated as of October 11, 2007, by and among ChemPoint.com, Inc., Univar North American Corporation and Univar USA Inc. in favor of Bank of America, N.A., in its capacity as collateral agent

10.13*	Canadian ABL Pledge and Security Agreement, dated as of October 11, 2007, among Univar Canada Ltd., each grantor party thereto and Bank of America, N.A., as collateral agent

10.14*	Intercreditor Agreement, dated as of October 11, 2007, between Bank of America, N.A., in its capacities as administrative agent and collateral agent under the ABL Credit Agreement, and Bank of America, N.A., in its capacities as administrative agent and collateral agent under the Term Credit Agreement

10.15*	Amendment No. 1 to the Intercreditor Agreement, dated as of November 30, 2010, between Bank of America, N.A., in its capacities as administrative agent and collateral agent under the ABL Credit Agreement, and Bank of America, N.A., in its capacities as administrative agent and collateral agent under the Term Credit Agreement

10.16*	European ABL Facility Agreement, dated as of March 24, 2014, by and among Univar B.V., the other borrowers from time to time party thereto, Univar Inc., as guarantor, J.P. Morgan Securities LLC, as sole lead arranger and joint bookrunner, Bank of America, N.A., as joint bookrunner and syndication agent, and J.P. Morgan Europe Limited, as administrative agent and collateral agent

10.17*	Consulting Agreement, dated as of November 30, 2010, by and among Univar Inc., Univar USA Inc. and Clayton, Dubilier & Rice, LLC

10.18*	Implementation and Facilitation Agreement, dated as of November 30, 2010, among Univar, Inc., Univar USA, Inc., CVC European Equity IV (AB) Limited, CVC European Equity IV (CDE) Limited and CVC Europe Equity Tandem GP Limited

10.19*	Monitoring Agreement, dated as of November 30, 2010, among Univar Inc., Univar USA Inc. and CBC Capital Partners Advisory Company (Luxembourg) S.à.r.l.

10.20*	Univar Expense Reimbursement Agreement, dated as of December 31, 2013, by and between Univar N.V. and Univar Inc.

10.21*	Expense Reimbursement Agreement, dated as of December 31, 2013, by and among CVC Capital Partners Advisory Company (Luxembourg) S.à.r.l., Clayton, Dubilier & Rice, LLC, Univar USA Inc. and Univar Inc.

10.22*	Letter Agreement, dated January 31, 2013, by and among Univar N.V., CD&R Univar Holdings, L.P. and Mark J. Byrne

10.23*	Employment Agreement, dated as of April 19, 2012, by and between Univar Inc. and J. Erik Fyrwald

10.24*	Employment Agreement, dated as of December 20, 2012, by and between Univar Inc. and D. Beatty D’Alessandro

10.25*	Employment Agreement, dated as of April 14, 2008, by and between Univar Inc. and Steven Nielsen

10.26*	Amendment to Employment Agreement, dated as of April 9, 2009, by and between Univar Inc. and Steven Nielsen

10.27*	Release, dated as of January 15, 2013, by and between Univar Inc. and Steven Nielsen

10.28*	Employment Agreement, dated as of November 10, 2005, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.29*	Amendment 1 to Employment Agreement, dated as of April 11, 2006, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.30*	Amendment 2 to Employment Agreement, dated as of May 9, 2006, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.31*	Amendment 3 to Employment Agreement, dated as of October 11, 2007, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.32*	Amendment 4 to Employment Agreement, dated as of February 8, 2013, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.33*	Relocation Agreement, dated as of February 7, 2013, by and between Univar Inc. and Jeffrey H. Siegel

10.34*	Offer Letter and Non-Compete, dated as of February 26, 2013, by and between Univar Inc. and George J. Fuller

10.35*	Employment Agreement, dated as of May 21, 2012, by and between Univar Inc. and Edward A. Evans

10.36*	Release Agreement, dated as of December 31, 2013, by and between Univar Inc. and Edward A. Evans

10.37*	Univar Inc. Management Incentive Plan

10.38*	Univar Inc. 2011 Stock Incentive Plan, effective as of March 28, 2011

10.39*	Amendment No. 1 to the Univar Inc. 2011 Stock Incentive Plan, dated as of November 30, 2012

10.40*	Form of Employee Stock Option Agreement

10.41*	Employee Restricted Stock Agreement, dated as of November 30, 2012, by and between Univar Inc. and J. Erik Fyrwald

10.42*	Ulysses Management Equity Plan

10.43*	Univar USA Inc. Supplemental Valued Investment Plan, dated as of July 1, 2010

10.44*	First Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of February 9, 2011

10.45*	Second Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of May 2, 2011

10.46*	Third Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of June 15, 2011

10.47*	Fourth Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of September 7, 2011

10.48*	Fifth Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of December 15, 2011

10.49*	Sixth Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of June 18, 2012

10.50*	Univar USA Inc. Retirement Plan, dated as of January 1, 2012

10.51*	Univar USA Inc. Supplemental Retirement Plan, dated as of July 1, 2004

10.52*	Fourth Amendment to the Univar USA Inc. Supplemental Retirement Plan, dated as of December 6, 2007

21.1*	List of Subsidiaries

23.1*	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (contained in signature pages to this registration statement)

*	To be filed by amendment.

(b) Financial Statement Schedules.

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the consolidated financial statements and has not therefore been omitted here.

ITEM 17.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Univar Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Downers Grove, Illinois, on August 1, 2014.

UNIVAR INC.

By:	/s/ Stephen N. Landsman
Name: Stephen N. Landsman
Title: Executive Vice President and General Counsel

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on August 1, 2014 by the following persons in the capacities indicated.

Signature	Title

* J. Erik Fyrwald	President and Chief Executive Officer (Principal Executive Officer), Director

* D. Beatty D’Alessandro	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Jeffrey H. Siegel	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

* William S. Stavropoulos	Director

* Claude S. Hornsby	Director

* Richard A. Jalkut	Director

* Richard P. Fox	Director

* George K. Jaquette	Director

* Christopher J. Stadler	Director

* Lars Haegg	Director

* David H. Wasserman	Director

* Mark J. Byrne	Director

*By:	/s/ Stephen N. Landsman
Stephen N. Landsman
as Attorney-in-Fact

EXHIBIT INDEX

Exhibit List

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.

3.1*	Form of Third Amended and Restated Certificate of Incorporation to be effective upon completion of the offering

3.2*	Form of Amended and Restated Bylaws to be effective upon completion of the offering

4.1*	Form of Common Stock Certificate

4.2*	Indenture, dated as of October 11, 2007, by and among Ulixes Acquisition B.V., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.3*	First Supplemental Indenture, dated as of October 19, 2007, by and among Ulixes Acquisition B.V., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.4*	Second Supplemental Indenture, dated as of September 20, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.5*	Amendment to the Second Supplemental Indenture, dated as of October 8, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.6*	Second Amendment to the Second Supplemental Indenture, dated as of October 28, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.7*	Third Supplemental Indenture, dated as of November 15, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.8*	Fourth Supplemental Indenture, dated as of December 20, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.9*	Fifth Supplemental Indenture, dated as of October 1, 2012, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.10*	Sixth Supplemental Indenture, dated as of February 4, 2013, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.11*	Seventh Supplemental Indenture, dated as of March 27, 2013, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.12*	Indenture, dated as of December 20, 2010, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.13*	Supplemental Indenture, dated as of October 1, 2012, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.14*	Second Supplemental Indenture, dated as of February 4, 2013, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.15*	Third Supplemental Indenture, dated as of March 18, 2013, by and among Univar Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee

4.16*	Registration Rights Agreement, dated as of December 20, 2010, by and among Univar Inc., the guarantors party thereto, Apollo Investment Corporation, AIE EuroLux S.à.r.l., GSLP I Offshore Holdings Fund A, L.P., GSLP I Offshore Holdings Fund B, L.P., GSLP I Offshore Holdings Fund C,

Exhibit Number	Exhibit Description

L.P., GSLP Onshore Holdings Fund, L.L.C., FS Investment Corporation, GSO COF Facility LLC, Highbridge Principal Strategies—Mezzanine Partners Delaware Subsidiary, LLC, Highbridge Principal Strategies—Institutional Mezzanine Partners Subsidiary, L.P., Highbridge Principal Strategies—Offshore Mezzanine Partners Master Fund, L.P., Highbridge Mezzanine Partners LLC and JPM Mezzanine Capital, LLC

4.17*	Third Amended and Restated Stockholders’ Agreement, dated as of June 27, 2012, among Univar Inc., the stockholders party thereto and, for the limited purpose of the observer rights set forth in Section 4.02(d) thereof, Parcom Ulysses 2 S.à.r.l. and Parcom Buy Out Fund II B.V.

5.1*	Opinion of Debevoise & Plimpton LLP

10.1*	Third Amended and Restated Credit Agreement, dated as of October 3, 2012, by and among Univar Inc., as borrower, Bank of America, N.A., as administrative agent, joint lead arranger and joint bookrunner, and Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as joint lead arrangers, joint bookrunners and co-syndication agents

10.2*	Amended and Restated Security Agreement, dated as of October 11, 2007 and amended and restated as of February 28, 2011, by and among Univar Inc., the grantors party thereto and Bank of America, N.A., as collateral agent

10.3*	Supplement No. 1 to the Amended and Restated Security Agreement, dated as of October 31, 2009, by and among the grantors party thereto and Bank of America, N.A., as collateral agent

10.4*	Supplement No. 2 to the Amended and Restated Security Agreement, dated as of February 12, 2013, by and among the grantors party thereto and Bank of America, N.A., as collateral agent

10.5*	Amended and Restated Guarantee, dated as of October 11, 2007, as reaffirmed on September 20, 2010 and further amended and restated as of February 28, 2011, by the guarantors party thereto and Bank of America, N.A., as administrative agent

10.6*	Second Amended and Restated Senior ABL Credit Agreement, dated as of March 25, 2013, by and among Univar Inc., as U.S. parent borrower, the borrowers party thereto, Univar Canada, Ltd., as Canadian borrower, the facility guarantors party thereto, Bank of America, N.A. as U.S. administrative agent, U.S. swingline lender and collateral agent, Bank of America, N.A. (acting through its Canada branch) as Canadian administrative agent, Canadian swingline lender and Canadian letter of credit issuer, the lenders from time to time party thereto, Wells Fargo Capital Finance, LLC, J.P, Morgan Securities LLC and Deutsche Bank Securities Inc. as co-syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance LLC as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Capital Finance LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as joint bookrunners, and HSBC Bank USA, N.A., Union Bank, N.A., Morgan Stanley Senior Funding, Inc. and Suntrust Bank, as co-documentation agents

10.7*	ABL Pledge and Security Agreement, dated as of October 11, 2007, by and among Univar Inc., the grantors party thereto and Bank of America, N.A., as collateral agent

10.8*	Supplement No. 1 to the ABL Pledge and Security Agreement, dated as of October 31, 2009, by and among the grantors party thereto and Bank of America, N.A., as collateral agent

10.9*	Supplement No. 2 to the ABL Pledge and Security Agreement, dated as of February 12, 2013, by and among the grantors party thereto and Bank of America, N.A., as collateral agent

10.10*	ABL Patent Security Agreement, dated as of October 11, 2007, by Univar USA Inc. in favor of Bank of America, N.A., in its capacity as collateral agent

Exhibit Number	Exhibit Description
10.11*	ABL Copyright Security Agreement, dated as of October 11, 2007, by Univar USA Inc. in favor of Bank of America, N.A., in its capacity as collateral agent

10.12*	ABL Trademark Security Agreement, dated as of October 11, 2007, by and among ChemPoint.com, Inc., Univar North American Corporation and Univar USA Inc. in favor of Bank of America, N.A., in its capacity as collateral agent

10.13*	Canadian ABL Pledge and Security Agreement, dated as of October 11, 2007, among Univar Canada Ltd., each grantor party thereto and Bank of America, N.A., as collateral agent

10.14*	Intercreditor Agreement, dated as of October 11, 2007, between Bank of America, N.A., in its capacities as administrative agent and collateral agent under the ABL Credit Agreement, and Bank of America, N.A., in its capacities as administrative agent and collateral agent under the Term Credit Agreement

10.15*	Amendment No. 1 to the Intercreditor Agreement, dated as of November 30, 2010, between Bank of America, N.A., in its capacities as administrative agent and collateral agent under the ABL Credit Agreement, and Bank of America, N.A., in its capacities as administrative agent and collateral agent under the Term Credit Agreement

10.16*	European ABL Facility Agreement, dated as of March 24, 2014, by and among Univar B.V., the other borrowers from time to time party thereto, Univar Inc., as guarantor, J.P. Morgan Securities LLC, as sole lead arranger and joint bookrunner, Bank of America, N.A., as joint bookrunner and syndication agent, and J.P. Morgan Europe Limited, as administrative agent and collateral agent

10.17*	Consulting Agreement, dated as of November 30, 2010, by and among Univar Inc., Univar USA Inc. and Clayton, Dubilier & Rice, LLC

10.18*	Implementation and Facilitation Agreement, dated as of November 30, 2010, among Univar, Inc., Univar USA, Inc., CVC European Equity IV (AB) Limited, CVC European Equity IV (CDE) Limited and CVC Europe Equity Tandem GP Limited

10.19*	Monitoring Agreement, dated as of November 30, 2010, among Univar Inc., Univar USA Inc. and CBC Capital Partners Advisory Company (Luxembourg) S.à.r.l.

10.20*	Univar Expense Reimbursement Agreement, dated as of December 31, 2013, by and between Univar N.V. and Univar Inc.

10.21*	Expense Reimbursement Agreement, dated as of December 31, 2013, by and among CVC Capital Partners Advisory Company (Luxembourg) S.à.r.l., Clayton, Dubilier & Rice, LLC, Univar USA Inc. and Univar Inc.

10.22*	Letter Agreement, dated January 31, 2013, by and among Univar N.V., CD&R Univar Holdings, L.P. and Mark J. Byrne

10.23*	Employment Agreement, dated as of April 19, 2012, by and between Univar Inc. and J. Erik Fyrwald

10.24*	Employment Agreement, dated as of December 20, 2012, by and between Univar Inc. and D. Beatty D’Alessandro

10.25*	Employment Agreement, dated as of April 14, 2008, by and between Univar Inc. and Steven Nielsen

10.26*	Amendment to Employment Agreement, dated as of April 9, 2009, by and between Univar Inc. and Steven Nielsen

10.27*	Release, dated as of January 15, 2013, by and between Univar Inc. and Steven Nielsen

Exhibit Number	Exhibit Description
10.28*	Employment Agreement, dated as of November 10, 2005, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.29*	Amendment 1 to Employment Agreement, dated as of April 11, 2006, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.30*	Amendment 2 to Employment Agreement, dated as of May 9, 2006, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.31*	Amendment 3 to Employment Agreement, dated as of October 11, 2007, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.32*	Amendment 4 to Employment Agreement, dated as of February 8, 2013, by and between Univar N.V., Univar Inc. and Jeffrey H. Siegel

10.33*	Relocation Agreement, dated as of February 7, 2013, by and between Univar Inc. and Jeffrey H. Siegel

10.34*	Offer Letter and Non-Compete, dated as of February 26, 2013, by and between Univar Inc. and George J. Fuller

10.35*	Employment Agreement, dated as of May 21, 2012, by and between Univar Inc. and Edward A. Evans

10.36*	Release Agreement, dated as of December 31, 2013, by and between Univar Inc. and Edward A. Evans

10.37*	Univar Inc. Management Incentive Plan

10.38*	Univar Inc. 2011 Stock Incentive Plan, effective as of March 28, 2011

10.39*	Amendment No. 1 to the Univar Inc. 2011 Stock Incentive Plan, dated as of November 30, 2012

10.40*	Form of Employee Stock Option Agreement

10.41*	Employee Restricted Stock Agreement, dated as of November 30, 2012, by and between Univar Inc. and J. Erik Fyrwald

10.42*	Ulysses Management Equity Plan

10.43*	Univar USA Inc. Supplemental Valued Investment Plan, dated as of July 1, 2010

10.44*	First Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of February 9, 2011

10.45*	Second Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of May 2, 2011

10.46*	Third Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of June 15, 2011

10.47*	Fourth Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of September 7, 2011

10.48*	Fifth Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of December 15, 2011

10.49*	Sixth Amendment to the Univar USA Inc. Supplemental Valued Investment Plan, dated as of June 18, 2012

10.50*	Univar USA Inc. Retirement Plan, dated as of January 1, 2012

Exhibit Number	Exhibit Description
10.51*	Univar USA Inc. Supplemental Retirement Plan, dated as of July 1, 2004

10.52*	Fourth Amendment to the Univar USA Inc. Supplemental Retirement Plan, dated as of December 6, 2007

21.1*	List of Subsidiaries

23.1*	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (contained in signature pages to this registration statement)

*	To be filed by amendment.